SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____.

Commission file number: 1-13.396
TRANSPORTADORA DE GAS DEL SUR S.A.
(Exact name of Registrant as specified in its charter)

GAS TRANSPORTER OF THE SOUTH INC.
(Translation of Registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Don Bosco 3672
5th Floor
C1206ABF City of Buenos Aires
Argentina
(Address of principal executive offices)

Leandro Pérez Castaño
(54-11)-4865-9077
inversores@tgs.com.ar
(Name, telephone, email and/or facsimile number of our contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, representing Class "B" Shares	New York Stock Exchange
Class "B" Shares, par value Ps.1 each	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

Class "A" Shares, par value Ps.1 each	405,192,594
Class "B" Shares, par value Ps.1 each	389,302,689
	794,495,283

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes _____ No ___X___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes _____ No ___X___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X___ No _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes _____ No ___X___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]   Accelerated filer [X]   Non-accelerated filer [ ]

Indicate by check mark which bases of accounting the registrant has used to prepare the financial statements included in this filing:

_____	U.S. GAAP
___X___	International Financial Reporting Standards as issued by the International Accounting Standards Board
_____	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 _____ Item 18 ___X___

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _____ No ___X___

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F (**"Annual Report"**), references to "pesos" or "Ps." are to Argentine pesos, and references to "U.S. dollars," "dollars" or "US$" are to United States dollars. A "billion" is a thousand million. References to "m^3" are to cubic meters. References to "cf" are to cubic feet, to "MMcf" are to millions of cubic feet, to "Bcf" are to billions of cubic feet, to "d" are to day and to "HP" are to horsepower.

Financial Statements

The audited consolidated financial statements for the year ended December 31, 2013, which includes comparative financial information for the year ended December 31, 2012 included in this Annual Report (our **"Financial Statements"**) have been prepared in accordance with International Financial Reporting Standards (**"IFRS"**) as issued by the International Accounting Standards Board (**"IASB"**), adopted by the *Federación Argentina de Consejos Profesionales de Ciencias Económicas* ("**FACPCE**") as its professional accounting standards and added by the *Comisión Nacional de Valores* ("**CNV**") to its regulations.

Pursuant to Resolution No. 562/09 of the CNV, as amended by Resolution No. 576/10, all listed companies in Argentina subject to certain exceptions (i.e. financial institutions and insurance entities) were required to present their audited consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with IFRS as issued by the IASB. However, on January 24, 2012, the CNV issued Resolution No. 600, which postponed the mandatory adoption of IFRS for natural gas and distribution companies for fiscal periods beginning on January 1, 2013. After that, on December 20, 2012, the CNV issued Resolution No. 613, which provided that such companies with calendar year-ends must prepare their financial statements on the basis of IFRS beginning with the fiscal years ended December 31, 2013 (the **"Reporting Date"**).

Therefore, we fully adopted IFRS for the first time for our financial year ended December 31, 2013. All IFRS standards effective at the date of the preparation of our Financial Statements were applied. The opening IFRS statement of financial position was prepared as of our Transition Date of January 1, 2012 (the **"Transition Date"**). Prior to the adoption of IFRS, we had prepared our consolidated financial statements under generally accepted accounting principles in Argentina (**"Argentine GAAP"**) and in accordance with the rules of the CNV.

Application of IFRS 1 "First Time Adoption of IFRS" required us to adopt accounting policies based on the standards and interpretations effective at the Reporting Date of our first IFRS financial statement, December 31, 2013. As a result of adopting IFRS, we have changed many of our previous accounting policies. IFRS accounting policies have been applied consistently in preparing our Financial Statements, and in the preparation of the initial IFRS statement of financial position at Transition Date.

In preparing the opening IFRS statement of financial position, we have adjusted amounts reported previously in our audited consolidated financial statements prepared in accordance with Argentine GAAP. An explanation of how the transition from Argentine GAAP to IFRS has affected our financial performance and financial position is included in Note 4.b to our Financial Statements.

Our Financial Statements as of and for the year ended December 31, 2013 have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (**"PwC"**) member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, whose report dated April 28, 2014 is included herein.

Other Information

Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by *Banco de la Nación Argentina S.A.* (**"Banco Nación"**), without any independent verification by us. See "Item 3. Key Information. A. Selected Financial Data. Exchange Rate Information."

Certain amounts shown in this Annual Report are subject to rounding. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregate of the other figures in such table.

References to "we," "us" and "our" mean Transportadora de Gas del Sur S.A. (**"TGS"**) and its consolidated subsidiary, Telcosur S.A. (**"Telcosur"**).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "will likely result," "intend," "projection," "should," "believe," "expect," "anticipate," "estimate," "continue," "plan" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are subject to various risks and uncertainties. When considering forward-looking statements, you should keep in mind the factors described in "Item 3. Key Information—D. Risk Factors" and other cautionary statements appearing in "Item 5. Operating and Financial Review and Prospects." These factors and statements, as well as other statements contained herein, describe circumstances that could cause actual results to differ materially from those expressed in or implied by any forward-looking statement.

Forward-looking statements include but are not limited to the following:

- statements regarding changes in general economic, business, political or other conditions in Argentina;

- estimates relating to future tariffs and prices for our transportation services and future prices and volumes for our natural gas liquids (**"Liquids"**) and for products and services in our other non-regulated business;

- statements regarding expected future political developments in Argentina and expected future developments regarding our license to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (the **"License"**), the renegotiation process with the *Unidad de Renegociación y Análisis de Contratos de Servicios Públicos* (**"UNIREN"**) for remuneration under the License, regulatory actions by *Ente Nacional Regulador del Gas* (**"ENARGAS"**) and any other governmental authorities that may affect us and our business;

- risk and uncertainties with respect to labor relations in Argentina;

- statements and estimates regarding future pipeline expansion and the cost of, or return to us from, any such expansion; and

- estimates of our future level of capital expenditures, including those required by ENARGAS and other Argentine governmental authorities.

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

- the impact of the Public Emergency Law No. 25,561 (the **"Public Emergency Law"**) enacted by Argentine government (the "**Government**") in January 2002, as amended from time to time, which, among other effects, ended the U.S. dollar-peso parity and resulted in the amendment of the Convertibility Law No. 23,928 and Presidential Decree No. 529/01 (collectively, the "**Convertibility Law**") and the imposition of exchange controls and restrictions on the transfer of U.S. dollars outside of Argentina, and related laws and regulations;

- risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and reported financial results;

- risks and uncertainties associated with our non-regulated business, including those related to international and local prices of Liquids, taxes, cost and restrictions on the supply of natural gas and other restrictions imposed on Liquids exports, our ability to renegotiate our agreements with customers and possible increased regulation of the Liquids industry in the future by the Government;

- risks and uncertainties resulting from government regulations that affect our business or financial condition or results of operations, such as the prohibition on tariff increases related to our gas transportation segment, restrictions on payments abroad and exchange controls;

- capital expenditures effectively required by ENARGAS or other Government authorities for the expansion of our pipeline system or other purposes, including the risk that we may be forced to make investments or take other actions that are not profitable or are not as commercially attractive as other actions;

- risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets;

- risks and uncertainties resulting from the prospect of additional Government regulation or other Government involvement in our business;

- developments in legal and administrative proceedings involving us and our affiliates;

- changes to or revocation of our License;

- risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in Argentine laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us; and

- risks and uncertainties regarding our ability to purchase U.S. dollars from the Argentine Central Bank ("BCRA") in the Mercado Único y Libre de Cambios ("MULC") and transfer them outside of Argentina to pay our financial debt or purchase goods or services.

Our actual results may differ materially from the results anticipated in these forward-looking statements because such statements, by their nature, involve estimates, assumptions and uncertainties. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report and we do not undertake any obligation to update any forward-looking statement or other information to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the report of the independent registered public accounting firm thereon and the notes related thereto, and the discussion in "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

The Financial Statements are our first annual audited consolidated financial statements prepared in accordance with IFRS and these have been approved by resolution of the Board of Directors (the "**Board of Directors**") meeting held on February 11, 2014. The selected consolidated statement of comprehensive income data for the years ended December 31, 2013 and 2012 and the selected consolidated statements of financial position data as of December 31, 2013 and 2012 and as of January 1, 2012, the Transition Date, have been prepared in accordance with and comply with IFRS and have been derived from our Financial Statements, which were audited by PwC, whose report dated April 28, 2014 is included herein.

Until the year ended December 31, 2012, our consolidated financial statements were prepared in accordance with Argentine GAAP and in accordance with the rules of the CNV, which differs in certain respects from IFRS. For important information relating to our Financial Statements, including information relating to the preparation and presentation of the Financial Statements and the following selected financial data, see "Presentation of Financial and Other Information" above.

We have elected to apply the exception available to first-time adopters of IFRS to provide two years rather than three years of audited financial statements prepared in accordance with IFRS. Information provided under Argentine GAAP is not comparable to that prepared under IFRS and is therefore not included.

	For the years ended December 31,	
	2013	**2012**
	(In thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)	
Consolidated Statement of Comprenhensive Income Data:		
Revenues from sales [(1)]	2,864,986	2,574,968
Operating profit	706,632	701,767
Net financial results	(532,729)	(342,428)
Net income before income tax	173,387	359,544
Total comprenhensive income for the year	107,506	232,747
Total comprenhensive income for the year attributable to:		
Owners of the company	107,504	232,747
Non-controlling interest	2	-
Per Share Data: [(2)]		
Net income per share	0.14	0.29
Net income per ADS	0.68	1.464

(1) Includes Ps. 661,023 and Ps. 603,355 of gas transportation net revenues and Ps. 2,203,963 and Ps. 1,971,613 of liquids production and commercialization and other services net revenues for the years ended December 31, 2013 and 2012, respectively.

(2) Net income per share under Argentina GAAP has been calculated using the weighted average shares outstanding. Each American Depositary Share **("ADS")** represents five shares.

	As of December,		As of January,
	2013	**2012**	**2012**
	(In thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)		
Balance Sheet Data:			
Total current assets	1,803,063	1,502,544	907,968
Property, plant and equipment, net	3,966,908	3,948,031	3,983,453
Total non-current assets	4,269,847	4,050,181	4,112,384
Total assets	10,039,818	9,500,756	9,003,805
Total current liabilities	1,347,734	829,777	576,348
Total non-current liabilities	2,702,094	2,689,081	2,492,884
Total liabilities	4,049,828	3,518,858	3,069,232
Non-controlling interest	3	1	1
Shareholders' equity	2,023,082	2,033,867	1,951,120
Other Data:			
Common stock (nominal value)	794,495	794,495	794,495
Additions to property, plant and equipment [1]	265,685	200,944	157,567
Depreciation	242,917	233,670	220,388
Number of outstanding shares	794,495,283	794,495,283	794,495,283

[1] Represents additions to property, plant and equipment (including works in progress). For information by business segment, see Note 7 (Consolidated Business Segment Information) to our Financial Statements, included elsewhere herein.

Dividends

A summary of the dividends paid during the past five years is set forth below:

	Millions of Ps. [1]	**Ps. per share** [1]	**Millions of US$** [2]	**US$ per share** [2]	**US$ per ADS** [2]
2010	30.3	0.038	7.8	0.010	0.049
2011	976.0	1.228	238.7	0.300	1.502
2012	-	-	-	-	-
2013[3]	268.3	0.338	53.2	0.067	0.335
2014	-	-	-	-	-

[1] Stated in Ps. as of the payment date.
[2] Stated in U.S. dollars translated from Pesos at the exchange rate in effect on the payment date.
[3] The Future Dividend Payment Reserve (the **"Future Dividend Payment Reserve"**) created by the General Annual Shareholders' Meeting held on April 12, 2012 was fully utilized by Board of Directors' meetings held on December 6, 2012 and March 18, 2013, which approved cash dividend payments which were made after the compliance of regulatory applicable procedures during the first half of 2013.

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our Financial Statements and must be approved at a General Annual Shareholders' Meeting as described below.

Each year our Board of Directors submits our financial statements for the preceding year, together with reports thereon by our Statutory committee (the **"Statutory Committee"**), to the shareholders at the General Annual Shareholders' Meeting for approval. Under the Argentine Commercial Companies Law No. 19,550 (the **"Commercial Companies Law"**), a General Annual Shareholders' Meeting must be held annually to approve our financial statements and determine the allocation of our net income for such year. In the case of listed companies, including TGS, this meeting should be held before the end of April. Pursuant to the Commercial Companies Law, companies are required to allocate a legal reserve (the **"Legal Reserve"**) equal to at least 5% of each year's net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) "Common stock nominal value" plus (ii) "Cumulative inflation adjustment to common stock," as shown on our Consolidated Statement of Changes in Shareholders' Equity (the **"Adjusted Common Stock Nominal Value"**). If the Legal Reserve amount is reduced by any circumstances, we must restore it before paying any dividends. The Legal Reserve is not available for distribution as dividends.

Under our By-laws, after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders' Meeting. The dividend must be paid within 30 days of the shareholders' decision. For information on dividend taxation, see "Item 10. Additional Information—E. Taxation—Argentine Taxes."

The General Annual Shareholders' Meeting held on April 25, 2013 approved the creation of a voluntary reserve for a future dividend payment of Ps. 202.2 million, to consider the payment of dividends at any time before the General Annual Shareholders' Meeting to be held on April 30, 2014 to consider the Financial Statements as of December 31, 2013 and a voluntary reserve for future capital expenditures for Ps. 140.0 million (the **"Future Capital Expenditures Reserve"**), both of which would be used, when our Board of Directors considers appropriate. The General Annual Shareholders' Meeting will determine the disposition of any outstanding amount of the voluntary reserves mentioned above which remain unused as of the date of the meeting. Under the Commercial Companies Law, the purpose of any voluntary reserve cannot be changed without the prior approval of the shareholders.

In addition, at the General Annual Shareholders' Meeting held on April 25, 2013, our shareholders approved an allocation to the Legal Reserve of Ps. 12.0 million, thereby increasing the amount in the Legal Reserve to Ps. 236.9 million, which represents 17.6% of the Adjusted Common Stock Nominal Value. The General Annual Shareholders' Meeting to be held on April 30, 2014 shall consider the allocation of the net income for the fiscal year ended December 31, 2013 and any additions to or disposition of the balance of the Future Capital Expenditures and Future Dividend Payment Reserves. As of the date of this Annual Report, Ps. 202.2 million and Ps. 140.0 million remained in the Future Dividend Payment Reserve and the Future Capital Expenditures Reserve, respectively.

Our existing debt instruments impose additional restrictions on our ability to pay dividends on our shares. We may pay dividends on our shares as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (i.e., the ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in the indentures for the 2007 and 2014 Notes (as defined herein)) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the indenture for the 2007 and 2014 Notes)) would be less than or equal to 3.75:1. See "Item 10. Additional Information—C. Material Contracts—New Debt Obligations."

During a given fiscal year, interim dividends may be declared by the Board of Directors, in which case the members of the Board of Directors and the members of the Statutory Committee (**"Syndics"**) are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law, as amended, and our Articles of Associations ("**By-laws**").

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class "B" Shares, par value Ps.1 each (the **"Class B Shares"**), on the Buenos Aires Stock Exchange (**"BASE"**) and, as a result, would likely affect the market price of our ADS on the New York Stock Exchange (**"NYSE"**) as well. In addition, such fluctuations will affect the U.S. dollar equivalent of peso amounts reported in this Annual Report. Currency fluctuations would also affect the U.S. dollar amounts received by holders of ADSs on conversion by the Bank of New York Mellon (the **"Depositary"**), pursuant to our depositary agreement, of cash dividends paid in pesos on the underlying Class B Shares.

The following table sets forth, for the periods indicated, high, low, average and period-end exchange rates between the peso and the U.S. dollar, as reported by Banco Nación. The Federal Reserve Bank of New York does not publish a noon buying rate for the peso. The average rate is calculated by using the average of Banco Nación reported exchange rates on each day during the relevant monthly period and on the last day of each month during the relevant annual period.

	Pesos per U.S. dollar			
	High	**Low**	**Average**	**Period end**
Most recent six months:				
November 2013	6.1410	5.9310	6.0152	6.1410
December 2013..	6.5210	6.1580	6.3228	6.5210
January 2014..	8.0150	6.5450	7.1168	8.0100
February 2014..	8.0060	7.7600	7.8473	7.8740
March 2014...	8.0050	7.8610	7.9327	8.0020
April 2014 (through April 25, 2013)	8.0020	8.0000	8.0005	8.0000
Year ended December 31,				
2009	3.8540	3.4490	3.7318	3.8000
2010..	3.9880	3.7940	3.9129	3.9760
2011	4.3040	3.9720	4.1270	4.3040
2012..	4.9180	4.3040	4.5532	4.9180
2013..	6.5210	4.9250	5.4859	6.5210

For your convenience and except as we specify otherwise, this Annual Report contains translations of certain peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year or otherwise indicated. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On April 25, 2014, the reported exchange rate was Ps. 8.000 = US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because a significant portion of our annual revenues (Ps. 835.0 million for the year ended December 31, 2013 representing 29.1% of our total consolidated revenues from sales) are peso-denominated, our primary assets are based in Argentina, and our functional currency is the peso, while substantially all of our liabilities and most of our capital expenditures are U.S. dollar-denominated.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risks and uncertainties, and any other information appearing elsewhere in this Annual Report. The risks and uncertainties described below are intended to highlight risks and uncertainties that are specific to us. Additional risks and uncertainties, including those generally affecting Argentina and the industry in which we operate, risks and uncertainties that we currently consider immaterial or risks and uncertainties generally applicable to similar companies in Argentina may also impair our business, results of operations, the value of our securities, and our ability to meet our financial obligations.

The information in this Risk Factors section includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in "Cautionary Statement Regarding Forward-Looking Statements" above.

Risks Relating to Argentina

Overview

We are a stock corporation with limited liability, or *sociedad anónima*, incorporated and organized under the laws of Argentina, and substantially all of our operations and all of our operating assets are

located in Argentina. For the year ended December 31, 2013, 29.1% of our consolidated revenues were peso-denominated. Conversely, substantially all of our indebtedness and most of our capital expenditures are U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of propane and butane (**"LPG"**) and natural gasoline.

Economic instability in Argentina has adversely affected and may continue to adversely affect our financial condition and results of operations.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding spending and investment, and other regulatory initiatives increasing government involvement with economic activity; international conflicts; civil unrest; and local insecurity concerns.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy, and suffering a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure (including TGS) to default on their outstanding debt. Since that crisis, Argentina has substantially increased its real Gross Domestic Product (**"GDP"**). During 2008 and 2009, however, the Argentine economy suffered a slowdown attributable to local and external factors, including an extended drought affecting agricultural activities and the effects of the global economic crisis. According to data published by the *Instituto Nacional de Estadísticas y Censos* (the **"INDEC"**), which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, growth in real GDP resumed in 2011, with the Argentine GDP increasing 8.9% in 2011, 1.8% in 2012 and 4.9% in 2013.

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, salaries and food prices, among other indicators. According to inflation data published by the INDEC, from 2009 to 2013, the Argentine consumer price index ("CPI") increased 7.3%, 10.5%, 9.2%, 10.5% and 10.6%, respectively; and the wholesale price index ("WPI") increased 10.0%, 14.8%, 12.7%, 13.1% and 14.8%, respectively.

In recent years, INDEC has experienced a process of methodological reforms in the calculation of its statistics, such as CPI, WPI and GDP. Finally, on February 13, 2014 the INDEC released a new inflation index that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Under the new calculation, the January, February and March 2014 CPI rose 3.7%, 3.4% and 2.6% on each month.

Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively impacted our results of operations and financial condition. There can be no assurance that inflation rates will not escalate in the future, or of what effects the measures adopted or that may be adopted in the future by the Government to control inflation may have. See "—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition."

We cannot provide any assurance that inflation will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or pay dividends.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.

Since January 2002, the peso has fluctuated significantly in value and generally depreciated against the U.S. dollar, with adverse consequences of our business. A substantial increase in the value of the peso

against the U.S. dollar could also present risks for the Argentine economy since it may lead to a deterioration of the country's current account balance and the balance of payments. We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the demand for our products and services or the costs that we incur in conducting our operations. See "Item 10. Additional Information – D. Exchange Controls." In addition, the Government has also adopted numerous measures to control directly or indirectly foreign trade and foreign exchange markets. Since the enhancement of exchange controls began in late 2011, and upon the introduction of measures that have limited access to foreign currency by private companies and individuals, in addition to requiring an authorization of tax authorities to access the foreign currency exchange market, the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, has increased significantly. These regulations may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

As of March 31, 2014, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was US$385.6 million. The maturity of the first installment (US$ 94.7 million) of the principal amount of our outstanding financial debt is scheduled on May 14, 2014.

We cannot provide any assurance that fluctuations in the value of the peso and/or other future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends.

Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.

In addition to the political and economic factors described above, our business and operations have been, and could in the future be, affected by actions taken by the Government through the implementation of new or changed laws and regulations, such as: nationalizations, expropriations or forced divestiture of assets; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals.

During recent years, the Argentine government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Government absorbed and replaced the former private pension system with a public "pay as you go" pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund ("*Fondo de Garantía de Sustentabilidad*" or the **"FGS"**) to be administered by the *Administración Nacional de la Seguridad* Social (the **"ANSES"**). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Purchases of debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. In addition, since acquiring equity interests in privately owned companies through the process of replacing the pension system, the ANSES has been entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch (the "**Executive Branch**") on July 25, 2012, these representatives are to report directly to the *Ministerio de Economía y Finanzas* ("**MEF**") and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the MEF of the agenda for each board of directors meeting and provide related documentation.

In May 2012, the Argentine Congress passed Law No. 26,741, which declared hydrocarbons self-sufficiency, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Government to take the measures necessary to achieve such goals and expropriated 51% of the shares of YPF (**"YPF"**). On February 25, 2014, the Repsol YPF S.A.

("**Repsol YPF**") board approved a compensation package offered by the Government of the equivalent of US$ 5 billion in Argentine bonds for the expropriation.

Our business and operations in Argentina may also be adversely affected by measures adopted by the Government to address inflation. For example, increases in the costs of services and labor could negatively affect our results of operations if we are not permitted to pass those costs along to customers in the tariffs which we charge due to the imposition of price controls. See "—*Risks Relating to Our Business— Following the implementation of the Public Emergency Law in 2002, we had not received any increase in our regulated gas tariffs until April 1, 2014, which has adversely affected our gas transportation segment and net revenues thereof.*"

In addition, on October 26, 2011 the Executive Branch issued Decree No. 1,722/11, providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. Prior to the issuance of this decree, we were allowed to retain overseas up to 70% of the proceeds of most of our exports of Liquids. See "Item 10. Additional Information— D. Exchange Controls."

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to the international capital markets and Argentina's commercial and diplomatic relations with other countries. The level of government intervention in the economy may continue or increase, which may adversely affect Argentina's economy and, in turn, our business, results of operations and financial condition.

The Argentine economy can be adversely affected by economic developments in other markets and by more general "contagion" effects, which could have a material adverse effect on Argentina's economic growth.

Argentina's economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina's major trading partners could have a material adverse impact on Argentina's balance of trade and adversely affect Argentina's economic growth. For example, recent economic slowdowns, especially in Argentina's major trading partners, led to declines in Argentine exports in 2013. Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina's economic growth.

In addition, financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. For example, the recent challenges faced in 2011 and 2012 by the European Union to stabilize certain of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide and could negatively affect the Argentine economy, and in turn our business and results of operations.

Although economic conditions vary from country to country, investors' perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. International investors' reactions to events occurring in one market sometimes demonstrate a "contagion" effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by events in developed countries' economies or events in other emerging markets. A slowdown in economic activity in Argentina would adversely affect our business, financial condition and results of operations.

A lack of financing for Argentine companies, whether due to market forces or government regulation, may negatively impact our financial condition or cash flows.

The ability of most Argentine companies to access international financial markets is currently very limited and the conditions and cost of such financing are onerous if any such financing is available.

Following the default on its external debt in 2001, the government of Argentina sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina's defaulted debt participated in the exchanges. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Government. Since late 2012, rulings favorable to those bondholders in pending cases have deepened doubts about Argentina's ability to service its debt under the terms of foreign judgments, and have exacerbated investors' uncertainties as well as increased sovereign risk. A final, unappealable judgment against Argentina in these pending cases could lead to a default on its public debt and further reduce the sources of funding and investment capital that are available to Argentina, which could limit the government's ability to adopt measures to promote economic growth. On August 23, 2013, the United States Second Circuit Court of Appeals ruled in favor of the bondholders. Argentina appealed to the United States Supreme Court, but the court has so far declined to take action. On February 19, 2014, Argentina asked the Court to reverse lower-court judgments ordering it to pay holdout creditors.

In addition, the foreign shareholders of several Argentine companies (including TGS), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims in excess of US$15 billion with the International Centre for Settlement of Investment Disputes (the "ICSID"), alleging that the emergency measures adopted by the Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. While certain plaintiffs have prevailed against Argentina in their ICSID proceedings, including most recently British Gas whose US$ 185 million award was upheld by the United States Supreme Court, Argentina has not yet honored such awards. However, in October 2013, Argentina announced its willingness to put an end to certain of such claims by offering Argentine sovereign bonds in exchange for a waiver from such plaintiffs of any rights to further litigation.

The developments described above, the global economic crisis that started in the fourth quarter of 2008, and the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008, have generally limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly for Argentine issuers. Between June 2009 and 2011, a greater number of Argentine companies gained access to the international capital markets, albeit on terms much less favorable than those faced by competitors based in other countries in the region. Since 2012, Argentine companies have had little access to such markets. See "— *Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.*"

Argentina's past default and its ongoing litigation with holdout creditors, and economic policy measures adopted by the Government, may continue to prevent Argentine companies such as us from accessing the international capital markets readily or render the financial conditions of such access significantly more onerous than for companies in other countries in the region, and may therefore negatively impact our financial condition or cash flows.

Recently approved Argentine judicial reform, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings involving the Government.

Law No. 26,854, which regulates injunctions in cases in which the Government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. One of the relevant changes included in the judicial reform bill is a time limitation on injunctions imposed in proceedings brought against the Government. Legal challenges to the law have resulted in rulings which for the time being have declared the law unconstitutional. If the law is ultimately upheld our ability in the future to pursue claims against the Government could be adversely affected.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts, which tariffs are no longer stated in dollars or subject to indexing, our net revenues and liquidity have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment (which represented 23.1% and 23.4% of total net revenues during 2013 and 2012, respectively) are attributable to public service contracts, which are subject to Government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (**"GdE"**) in 1992 pursuant Law 24,076 and Executive Branch Decrees No. 1,189/92 and 1,738/92. Prior to the passage of the Public Emergency Law, our tariffs were stated in U.S. dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (**"PPI"**), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 = US$l.00 even as the peso was allowed to devalue against the U.S. dollar.

Since 2002, Argentina has experienced significant inflation, which has adversely affected our business and results of operations. Continued inflation, without any corresponding increase in our tariffs, has adversely affected and would continue to adversely affect our gas transportation revenues, net revenues and financial condition.

In addition, since 2002, the peso has fluctuated in value, which has adversely affected our results and financial position. In particular, substantially all of our debt is denominated in U.S. dollars and significant devaluations of the peso may adversely affect our ability to make required interest or amortization payments, when due.

Since the implementation of the Public Emergency Law in 2002 and until March 31, 2014, we have received only one increase in our regulated gas tariffs, which was granted on April 1, 2014, which has adversely affected our gas transportation segment and net revenues thereof.

The Public Emergency Law also granted the Executive Branch the power to renegotiate contracts entered into with private utility companies. In July 2003, UNIREN was created under the joint jurisdiction of the MEF and the *Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios* (the **"MPFIPyS"**) in order to renegotiate public service contracts, including the tariffs charged in those contracts. Little progress has been made to date in our renegotiation process with UNIREN for remuneration under the License (the **"Renegotiation Process"**). Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed with our management. On October 9, 2008, we signed a transitional agreement with UNIREN regarding the renegotiation of our License that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the **"2008 Transitional Agreement"**). According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until we needed them to carry out an investment plan for improvements in our pipeline system. Although the tariff increase has not been granted yet, we executed the investment plan called for under the 2008 Transitional Agreement using our own funds of Ps. 92.9 million, and on September 6, 2011, ENARGAS determined that the works included in our investment plan were completed.

On December 3, 2009, the Executive Branch ratified the 2008 Transitional Agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties to date.

As a result of this delay, in August 2010, we requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (**"SCyCG"**), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, we filed an *acción de amparo* (a legal action to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On November 8, 2010, we were served notice of a judgment that upheld the *acción de amparo* filed by us. Said judgment ordered SCyCG to return to ENARGAS, within a two-day period, the documents remitted by ENARGAS in connection with the tariff schedule applicable to us under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against this judgment.

Moreover, on November 16, 2010, we received a proposal from UNIREN, which provides that in order to move forward with the renegotiation of the License within the scope and in the terms of the Public Emergency Law, all claims, appeals, or administrative or judicial action taken against the Government in connection with or arising from the Renegotiation Process must be suspended. In response, on November 18, 2010, we requested the suspension of the *acción de amparo* mentioned above for a twenty-working-day period, which is automatically renewable at the end of such period unless our Board, before or at the expiration of each period, decides not to renew it, in order to move forward with the renegotiation of the License. On December 28, 2010, we requested that ENARGAS and MPFIPyS join our request to suspend the *acción de amparo*, and as of the date of this Annual Report, we have not received any favorable response on this matter. See also "*—Our present and former shareholders are party to ongoing legal proceedings against the Government arising from the effects of the Public Emergency Law. As a result of the renegotiation of our License, our present and former shareholders may deem it convenient to abandon such claims.*"

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters in the City of Buenos Aires set a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the 2008 Transitional Agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/2005. On November 28, 2013, the appeal requesting that the dismissal of the extraordinary appeal be vacated, was dismissed by the Supreme Court of Justice of the Argentine Republic. This decision made by the Supreme Court of Justice is a final ruling on the subject.

Under the framework of the 2008 Transitional Agreement between the UNIREN and us, which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014, (the "Resolution No. I-2852") in which the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates were published. Although the Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1,2008, the new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. This transitional tariff increase represents the first increase received since 1999. We will adopt the necessary steps in order to achieve the whole implementation of the Transitional Agreement.

We cannot offer any assurance as to when ENARGAS will set the methodology to bill the tariff increases retroactively from September 1, 2008, or whether retroactive tariff increases will be granted under the terms of any final or addition proposals with ENARGAS or UNIREN.

Although there was also a tariff increase for natural gas distribution companies in applicable beginning April 1, 2014, among other specifically an limited remuneration increase for such natural gas distribution companies during 2013, the lack of a tariff adjustment has also adversely affected some of them, which are our main clients in the gas transportation business segment. Failure of the distribution companies to reach an agreement with the Government on their own tariff adjustment could materially adversely affect our ability to collect gas transportation revenues. See "*Certain clients of our natural gas transportation segment have cancelled their obligations to us and could extend the terms of cancellation of their obligations in the future. Cancellations or deferrals of payments by our customers, or our inability to renew*

natural gas firm transportation contracts maturing in the short-term, may adversely affect our natural gas transportation segment revenues. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies has been significantly delayed.

Our results of operations may be adversely affected because our License is subject to renegotiation pursuant to the Public Emergency Law.

The Public Emergency Law authorized the Government to renegotiate public service contracts, tariffs and licenses with public utility companies using the following criteria:

- the impact of the rates on the competitiveness of the economy and on income distribution;

- the quality of the services and the investment programs contractually provided for in the service contract;

- the interests of users, as well as service access conditions;

- the operational safety of the systems concerned; and

- the profitability of a company.

The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2015. As part of this Renegotiation Process, the terms of our License may be changed materially. See "—*Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under some circumstances.*"

Since the enactment of the Public Emergency Law, there has not been significant progress with respect to the renegotiation of our public service contract with UNIREN. According to the 2008 Transitional Agreement, we should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before December 31, 2015 pursuant to the Public Emergency Law, as amended. If we do not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, we also received an integral license renegotiation agreement proposal from UNIREN (which includes the initial 20% tariff increase). In October 2011, we received a new proposal from UNIREN (the **"Renegotiation Agreement"**) which included similar terms and conditions to the ones included in the last proposal, the 2008 Transitional Agreement. In August 2011 our Board of Directors approved the new proposal, which was initiated by us in September 2011 allowing UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement; however, as of the date of this Annual Report, the Renegotiation Agreement, other than the initial 20% tariff increase, is still not effective. The Renegotiation Agreement is expected to be finalized and signed by UNIREN after the approval of the relevant regulatory agencies, including, among others: the Federal Energy Bureau of Argentina (the "Federal Energy Bureau"), MPFIPyS, MEF, the Federal Congress of Argentina, and the Executive Branch.

In spite of the above-mentioned 2008 Transitional Agreement, partially implemented on April 10, 2014, and Renegotiation Agreement that have been proposed and agreed to by us, we cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License, including any resulting increase in tariffs. Even if our License is renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See "Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates" below for more information.

An inability to reach an agreement on the renegotiation of our License or any failure of the Government to comply with the terms of the renegotiated License, when agreed, could materially adversely affect the profitability of our gas transportation business segment.

Our present and former shareholders are party to ongoing legal proceedings against the Government arising from the effects of the Public Emergency Law. As a result of the renegotiation of our License, our present and former shareholders may elect to abandon such claims, but we cannot assure you that this will occur.

The Renegotiation Agreement proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, to abandon any claim or lawsuit we or they may have against the Government resulting from the effects of the Public Emergency Law.

In 2003, Enron Corp. ("**Enron**"), a former indirect shareholder of *Compañía de Inversiones de Energía S.A.* ("**CIESA**"), which is our controlling shareholder, and Ponderosa Assets L.P. (**"Ponderosa"** and together with Enron, the **"Claimants"**) filed a claim with the ICSID against the Government under the Bilateral Investment Treaty between the United States and Argentina (the "ICSID Claim"). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron's new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted. The continued pursuit of the ICSID Claim, among other things, can adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities.

In January 2011, Pampa Energía S.A. (**"Pampa"**) acquired (i) EPCA S.A. ("**EPCA**") along with Enron's and Ponderosa's economic rights to the ICSID Claim; (ii) from Ashmore energy International Limited ("**AEI**"), the CIESA Notes and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 and (iii) AEI's rights in certain litigation identified as *Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena*" that in 2011 was pending before the Supreme Court of the State of New York, New York County.

On March 11, 2011, Pampa entered into a call option agreement with the Claimants in order to acquire the rights over the ICSID Claim, and in October 2011 exercised its rights to acquire all and exclusive interest as the owner of the ICSID Claim from Enron and Ponderosa. On October 6, 2011, we issued a loan for the amount of US$26 million (Ps. 168.5 million at the exchange rate as of December 31, 2013) to Pampa, to purchase the rights to monitor, suspend and withdraw the ICSID Claim. According to its terms, the loan agreement (the "**Loan Agreement**") was automatically extended on October 6, 2012 for a further one-year term. In May 2013, our Board of Directors approved the extension of the expiration date to October 6, 2014. The new expiration date is automatically renewable for a further one-year term. For more information regarding this Loan Agreement, see "Item 10. Additional Information—C. Material Contracts—Loan Agreement with Pampa." By agreement of the disputing parties, the ICSID Claim has been suspended until July 12, 2014.

The Renegotiation Agreement would require us, and our present and former shareholders, including Enron and its affiliates, as well as Ponderosa, to abandon any claim or lawsuit we or they may have against the Government resulting from the effects of the Public Emergency Law. Additionally, the Renegotiation Agreement would require us to hold the Government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our current and former shareholders or shareholders of CIESA do not consider it convenient to abandon such claims and lawsuits, our ability to conclude the renegotiation of our License and secure tariff increases, our revenues from gas transportation may be adversely affected.

Other similarly situated public utility companies have complied with the UNIREN requirement to abandon legal claims against the Government as part of their Renegotiation Process. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, even for these companies, the process

for future tariff increases has been significantly delayed. Even if our present and former shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed.

We conduct our business in a unionized environment.

The sectors in which we operate are largely unionized. Although we consider our current relations with our workforce to be acceptable, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future. Additionally, labor demands, regarding salary increases and labor conditions, are commonplace in Argentina's energy sector and unionized workers have blocked access to plants and routes in the recent past. In addition, our collective bargaining agreements generally expire after a one-year term. Due to inflationary pressures, we have reopened negotiations during the first months of 2014.

We maintain insurance coverage for business interruptions, including business interruptions caused by labor actions. We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. Natural Gas Industry and national strikes, picketing or other types of conflict with the unionized personnel may adversely affect our results of operations and financial condition

Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under some circumstances.

We conduct our natural gas transportation business pursuant to the License, which authorizes us to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentina. The Executive Branch may revoke our License in certain circumstances based on the recommendation of ENARGAS, the governmental body charged with the regulation of the transportation, distribution, marketing and storage of natural gas. Reasons for which our License may be revoked include:

- repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

- total or partial interruption of service for reasons attributable to us that affects transportation capacity during the periods stipulated in our License;

- sale, assignment or transfer of our essential assets or the placing of encumbrances thereon without ENARGAS's prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

- our bankruptcy, dissolution or liquidation;

- ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein; and

- delegation of the functions granted in such contract without the prior authorization of ENARGAS, or the termination of such agreement without regulatory approval of a new contract.

If our License was revoked, we would be required to cease providing gas transportation services. The impact of a loss of our License on our business, financial condition and results of operations would be material and adverse.

Our creditors may not be able to enforce their claims against us in Argentina.

We are a stock corporation with limited liability ("*sociedad anónima*") organized under the laws of Argentina. Substantially all of our assets are located in Argentina.

Under Argentine law, foreign judgments may be enforced by Argentine courts, provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are met. Foreign judgments cannot violate principles of public policy (*orden público*) of Argentine law, as determined by Argentine courts. It is possible that an Argentine court would deem the enforcement of foreign judgments ordering us to make a payment in a foreign currency outside of Argentina to be contrary to Argentine public policy if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina. Although currently there are no legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina to satisfy principal or interest payments on outstanding debt that has been previously reported to the BCRA, we cannot assure you that the Government or an Argentine court will not impose such restrictions in the future.

In addition, under Argentine law, attachment prior to execution and attachment in aid of execution will not be ordered by an Argentine court with respect to property located in Argentina and determined by such courts to be utilized for the provision of essential public services. A significant portion of our assets may be considered by Argentine courts to be dedicated to the provision of an essential public service. If an Argentine court were to make such determination with respect to any of our assets, unless the Government ordered the release of such assets, such assets would not be subject to attachment, execution or other legal process as long as such determination stands and the ability of any of our creditors to realize a judgment against such assets may be adversely affected.

In order to mitigate the energy crisis, the Government has initiated new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service (including the diversion of natural gas supply from the Cerri Complex), which could materially adversely affect our business, results of operations and financial condition.

Since 2002, the natural gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy between 2002 and 2008, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2013. The supply of natural gas has not been sufficient to meet this increased demand, and the Government has adopted different strategies, measures and programs to mitigate the resulting energy crisis. These strategies, measures and programs have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, distribution companies have been prohibited from passing through price increases to consumers since 2002. Producers of natural gas, therefore, have had difficulty implementing wellhead gas price adjustments that would increase the costs of distribution companies, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production has not been high enough to meet the increasing demand. Likewise, the elimination (until very recently) of tariff adjustments for natural gas transportation companies has caused transportation companies to suffer a decrease in their profitability.

Pipeline expansions

In light of these events, the Government has decided to implement a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline, through the creation of financial trust funds used as vehicles to facilitate financing of those investments (**"Gas Trusts"**). In order to finance such expansions, Law No. 26,095 was passed to provide for the creation of additional tariff surcharges (*"cargos específicos"*), which are special contributions to a Gas Trust made by all clients with firm transportation contracts, excluding residential customers.

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the General San Martín pipeline transportation capacity by approximately 102MMcf/d, which was completed in August 2005. In addition, in April 2006, MPFIPyS, the Federal Energy Bureau and gas transporters, among

others, signed a letter of intent to carry out a second, significantly larger expansion of the natural gas pipeline system (the **"Second Expansion"**). When complete, this Second Expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (completed in March 2010), which permits the transportation of more natural gas from the Austral basin. As of December 31, 2013, 307 MMcf/d of the Second Expansion project has been completed and become operational. The remaining 71 MMcf/d is expected to be completed in different stages during 2014.

Ownership of the works of the Second Expansion is also vested in a Gas Trust and the investment is being financed by other natural gas trust funds, whose trustors are the natural gas producers and the shippers who subscribed for the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by clients with firm transportation contracts, excluding residential users.

Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future expansion projects will not have such adverse effects.

Government-mandated interruption of contracted firm transportation services

In 2004, the Executive Branch issued Presidential Decree No. 181/04 directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and natural gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm natural gas supply contracts. On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that from time to time, as necessary, it can require us to interrupt transportation service (including those with firm transportation contracts) to our customers in order to service power stations and natural gas distribution companies and that ENARGAS will set the priority of transportation in such cases.

Since February 2008, natural gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau (the "**Domestic Commerce Bureau**"), MPFIPyS and ENARGAS), who makes adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A., which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volumes among the different types of consumers by interrupting the natural gas exports and the supply to certain big industries (mainly petrochemicals companies, including our Liquids processing facility, the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

During the winter of 2007, when demand for natural gas was unusually high, natural gas production did not meet demand. At no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Government expressly instructed us to redirect natural gas deliveries to supply power plants, residential users and vehicles according to instructions from the governmental committee referred to above during the emergency, without considering whether other users had firm or interruptible natural gas supply and/or transportation contracts.

In 2008, 2009 and 2010, natural gas demand from the residential segment was lower than in 2007 as a direct consequence of warmer weather in these years. During these same periods, higher demand from the industrial and electric power plants sectors was observed and since 2011, natural gas demand has increased for all users (residential and industrial). This increased demand has resulted in a supply shortage. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system, the Government continued to impose restrictions between 2011 and 2013 on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, compressed natural gas stations and industries connected to the distribution network.

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions since 2007 as described above, we cannot assure you that similar interruptions will not in the future materially adversely affect our results of operations or financial condition. As of the date of this Annual Report, one of our clients (Profertil S.A.) brought a legal action against us, in respect of service interruptions in 2007. In that action, ENARGAS ruled in our favor. However, we cannot assure you that future interruptions of supply to our firm transportation clients will not lead to further legal action, which legal action could have a significant adverse economic and financial effect on us.

Natural gas arriving from the Neuquina basin has declined in volume since 2009. Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina and Austral natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.

Argentina relies heavily on natural gas. However, its natural gas reserves are declining. There is some risk that natural gas production will continue to decrease in the future and that new exploration will not compensate for such decline, which would adversely affect our Liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of Liquids we produce. In addition, the reduction in the production of natural gas could affect the flow of natural gas provided for our midstream clients for its compression and treatment.

48.1% of the natural gas transported by our system in 2013 originated in the Neuquina basin with the remainder coming primarily from the Austral basin. Since 2009, the quality and the volume of natural gas injected from the Neuquina basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquina basin, we have had to buy natural gas at higher prices causing an increase in the cost of Liquids production and commercialization activities for our own account that reduces our profit from these activities.

In 2009, non-conventional natural gas was discovered in the Neuquina basin by YPF, which at that time was a subsidiary of Repsol YPF. This new natural gas reserve is at the beginning stages of its exploitation, which will require several years and involve high extraction costs. Since the expropriation of YPF in 2012, the Government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan which allows for the increase of the reserves of this basin.

We cannot assure you, however, that this new natural gas reserve at the Neuquina basin, or any other measures taken by the Government to increase natural gas production and supplies, will be successful in increasing Argentine natural gas reserves, or the extent to which our midstream or Liquids production and commercialization businesses could be adversely affected by a sustained decrease in the production of natural gas.

Increased competition in the Liquids business could adversely affect our net revenues.

Since 2002, our Liquids business has represented an increasingly substantial proportion of our business, measured in terms of revenues. In 2013, 72.1% of our net revenues were from our Liquids production and commercialization segment.

In 2000, a natural gas processing plant was built upstream of the Cerri Complex by YPF. Any resulting lower volumes of natural gas arriving at the Cerri Complex for Liquids processing as a result of the activities of this natural gas processing plant, or any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from Liquids production and commercialization services and therefore, our net revenues.

Measures taken by the Government may have an adverse effect on the supply of natural gas to, and the costs to produce Liquids from, the Cerri Complex, which may adversely affect revenues or costs in our Liquids production and commercialization segment, our business, and results of operations.

As described above, actions taken by the Government during the winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, towards

priority users, including residential customers. See "—*In order to mitigate the energy crisis, the Government has initiated new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service, which could materially adversely affect our business, results of operations and financial condition*" above. During the winter of 2007, processing at the Cerri Complex was interrupted for an equivalent of 27 days. As a result, Liquids production in 2007 was the lowest recorded since 2002. From 2008 to 2010, the Cerri Complex suffered fewer interruptions, mainly due to the use of regasified natural gas from a liquefied natural gas regasification tanker. During the winters of 2012 and 2013, processing at the Cerri Complex was interrupted for an equivalent of 62 and 75 days, respectively, as a result of continued governmental actions to ensure natural gas supply to the domestic market. Any diversion of the supply of natural gas from the Cerri Complex may require us to purchase natural gas from third parties to supply our Liquids business, which may result in increased costs. If we are unable to purchase natural gas from other sources, the volume of our Liquids productions may decrease. Any increase in the costs of our Liquids production and commercialization segment, or decrease in the volume of Liquids processed may adversely affect our revenues, business and results of operations.

In addition, although our Liquids production and commercialization activities are not subject to regulation by ENARGAS, the Government has taken certain regulatory actions in recent years that have affected our Liquids business. For example, in April 2005, the Government enacted Law No. 26,020 which set the framework by which the Federal Energy Bureau establishes regulations over LPG suppliers to guarantee supply and price stability of LPG products in the domestic market. Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas (the "natural gas processing tariff charge"). The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the "Gas Tariff Resolutions") which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In response, in order to avoid an adverse effect on our Liquids business as a result of the implementation of the Gas Tariff Resolutions, we initiated proceedings against the Presidential Decree No. 1,918/09 and the Gas Tariff Resolutions, including the Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, we obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, a preliminary injunction which provides that we are exempt from the billing and the payment of the natural gas processing tariff charge increase under the Gas Tariff Resolutions, pending the resolution of the proceedings. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. TGS is considering this decision and whether to challenge the limited duration of the Court of Appeals order. However, we cannot assure you that this dispute will be resolved in our favor, or that amounts payable under the natural gas processing tariff charge will not be required to be paid in the future, or on a retroactive basis, if we are unsuccessful in our claim.

Our management believes that this dispute will be successful, and we have not recorded the increased charge for natural gas consumption from July 10, 2012 (the date of obtaining the injunction) to the date of this Annual Report. The increased natural gas processing tariff charge that was recorded in our financial results for the year ended December 31, 2012, resulted in an increase of Ps. 135.1 million in our cost of sales for 2012. If the injunction had not been obtained, the impact of the Gas Tariff Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Tariff Resolutions for the year ended December 31, 2013, assuming that we were able to recover the charge in the sale price of the product, would have resulted in an additional net expense of Ps. 123.9 million and a net loss for the year ended December 31, 2013. In addition, the cumulative impact on retained earnings since we obtained the injunction would have been a reduction of Ps. 189.4 million.

In March 2012, the Government announced that it had decided to suspend these subsidy changes for residential consumers; however, no effective date for the suspension has been announced yet. We cannot

assure you that the Government will suspend the subsidy changes, or will not reinstate its plan for subsidy reductions.

We cannot provide any assurance that our Liquids production and commercialization business will not be subject to any further actions from the Government, which may have a material adverse impact on our business and results of operations.

Fluctuations in the international prices of LPG and natural gasoline or the domestic price of natural gas may affect our Liquids business.

Since 2008, the international market for Liquids has been favorable, driven by strong international prices for LPG and natural gasoline. We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline on behalf of customers and for our own account. As a result of the deterioration of our gas transportation segment, operations relating to our Liquids production and commercialization have represented more than 50% of our total net revenues since 2003. Accordingly, any significant decline in international prices of LPG or natural gasoline may materially adversely affect our results of operations and financial condition.

In addition, any increase in the price of natural gas in the domestic market relative to the reference international prices of LPG and natural gasoline, could cause natural gas producers to sell natural gas supplies rather than process it at the Cerri Complex, resulting in a materially adversely effect on the volumes of Liquids processed for customers or for our own account and our revenues from the Liquids production and commercialization segment.

Our ethane sales depend on the capacity of PBB Polisur S.A. ("PBB"), as the sole purchaser of our ethane production.

We sell all our ethane to PBB under a 10-year agreement that will expire on December 31, 2015. The price for ethane was fixed until December 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. Prices under this contract have increased in U.S. dollars 22.4%, 9.0%, 5.0%, 6.6%, 9.0% and 11.9% in 2008, 2009, 2010, 2011, 2012 and 2013, respectively, as compared to the prior year's price. If we are not able to reach an agreement with PBB on the ethane price within a six-month period, as set forth in our agreement with PBB, such agreement may be terminated. Any ethane extracted from the Cerri Complex that cannot be sold to PBB is reinjected into the pipeline. Ethane sales represented 27.6% and 27.1% of our Liquids production and commercialization business segment revenues in 2013 and 2012, respectively.

In recent years, PBB has suffered several adverse operational conditions that affected its capacity to purchase our ethane production. We cannot assure you that these adverse conditions affecting PBB will not occur again in the future. Any future unwillingness or inability of PBB to purchase our ethane production may materially affect our results of operations and financial condition.

Certain customers of our natural gas transportation segment have defaulted on their obligations to us and could extend the terms of cancellation of their obligations in the future. Defaults on or deferrals of payments by our customers, or our inability to renew natural gas firm transportation contracts maturing in the short-term, may adversely affect our natural gas transportation segment revenues.

In October 2012, MetroGAS S.A. ("**MetroGAS**"), a natural gas distribution company and one of our most significant customers, unilaterally modified the terms of its payment obligations with suppliers and transporters of natural gas, including us, due to its deteriorating financial condition, thus making partial payments and extending the terms of its payment obligations. The lack of progress for natural gas distribution companies in renegotiating their licenses with the Government according to the terms of Public Emergency Law may cause other customers not to fulfill their payment obligations under the natural gas firm transportation contracts entered with us. Extensions in the collection term and payment obligations could be agreed in such contracts.

During 2013, we took different measures in order to collect the unpaid obligations of MetroGAS. On December 30, 2013, MetroGAS repaid in full the total amount of its outstanding debt with us. However, we cannot assure you that MetroGAS, or our other natural gas distribution company customers in Argentina, will not default in the future, and therefore negatively impact our financial position.

Considering the diminishing supply of natural gas from the Neuquina basin we cannot assure you that the natural gas transportation contracts that expire in the short term will be renewed. In addition, after the issuance of Resolution No. 95/2013, which empowers the Federal Energy Bureau to set a defined price for the purchase of energy by the Federal Energy Bureau from power plants, and to manage the supply of natural gas to power plants, it is possible that our power plant customers will not renew their natural gas firm transportation contracts with us, because the power plant could be unable to recognize the cost of purchasing gas from us as a cost to providing energy under the new regulations. For these reasons, we cannot assure you that our natural gas firm transportation contracts will be renewed in whole or in part in the existing routes or by the current customers. If we are unable to renew the majority of our natural gas firm transportation contracts as they mature, our revenues, business and results of operation could be adversely affected.

The affirmative and restrictive covenants in our currently outstanding indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

The terms of our currently outstanding indebtedness provide for numerous affirmative and restrictive covenants that limit our ability to, among other things, create liens, incur additional debt, pay dividends, acquire shares of stock and make payments on subordinated debt, enter into transactions with affiliates, sell assets, or consolidate, merge or sell substantially all of our assets.

These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants by us or the failure by us to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and the renegotiation of public works and licenses process. In addition, if we are unable to generate sufficient cash flow from operations, we may be required to refinance outstanding debt or to obtain additional financing. We cannot assure you that a refinancing would be possible or that any additional financing would be available or obtained on acceptable terms.

Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.

As of December 31, 2013, our physical assets are insured for up to US$2,356 million subject to certain deductibles. We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover our assets against loss for physical damage, loss of revenue and also third party liability. However, we cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of our insurance coverage. We maintain all-risk physical damage coverage for losses resulting from, but not limited to, earthquakes, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. Our level of insurance may not be sufficient to fully cover all losses that may arise in the course of our business or insurance covering our various risks may not continue to be available in the future. In addition, we may not be able to obtain insurance on comparable terms in the future. We may be materially and adversely affected if we incur losses that are not fully covered by our insurance policies or if we are required to disburse significant amounts from our own funds to cover such losses.

Changes in the interpretation by the courts of labor laws that tend to favor employees could adversely affect our results of operations.

In addition to our employees, we rely on a number of third party service providers to outsource certain services. We follow very strict policies to control the compliance by such third party service providers with their labor and social security obligations. However, due to changes in the interpretation by the courts of labor laws that tend to favor employees in Argentina, companies' labor and social security obligations towards their own employees and employees of third party service providers have significantly

increased. As a result of the foregoing, potential severance payment liabilities have significantly increased and, in the event any third party service provider fails to duly comply with its labor and social security obligations towards its employees, we may be faced with litigation by employees of such third party service provider to hold us liable for the payment of any labor and social security obligations defaulted by any such third party services provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the result of our operations.

We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business and financial performance in the event of an unfavorable ruling.

Our business may exposes us to litigation relating to labor, environmental, health and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, criminal prosecution, among other matters. In the context of these proceedings we may not only be required to pay fines or money damages but also be subject to complementary sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation or proceedings. Although we may establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process.

Item 4. Our Information

A. Our History and Development

General

Operations

We commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of GdE, the Argentine state-owned gas company, whose integrated operations included gas transportation and distribution. GdE was divided into ten companies; two transportation companies and eight distribution companies.

We are a *sociedad anónima*, incorporated with limited liability under Argentine law on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar. Our contact agent in New York is Grayling, its telephone number is (646) 284-9416.

We are currently the largest transporter of natural gas in Argentina, delivering, as of December 31, 2013, 60.2% of the total gas transported in Argentina, through 5,675 miles of pipeline, of which we own 4,745 miles. We manage the remaining 930 miles, which are owned by the Gas Trusts, for a fee. Substantially all of our transportation capacity, approximately 2.9 Bcf/d in 2013, is subscribed for under firm long-term transportation contracts. Gas transportation subscribers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented 23.1% and 23.4% of our total net revenues for the years ended December 31, 2013 and 2012, respectively.

We conduct our natural gas transportation business pursuant to the License, which is currently scheduled to expire in 2027, extendable for an additional ten-year period at our option if certain conditions are met. The License gives us the exclusive right to operate the existing southern Argentine gas transportation pipeline system. Our natural gas transportation system connects major gas fields in southern and western Argentina with both distributors and large consumers of natural gas in those regions as well as in the greater Buenos Aires area, the principal population center of Argentina.

The map below illustrates our natural gas pipeline system and the location of our compresor plants as of December 31, 2013:


Gasoducto
Gral. San Martín
Gasoducto
Anillo Gran Buenos Aires
Gasoducto
Neuba II
P.C Ordoqui
Gasoducto
Medanito-Mainque
Gasoducto
Neuba II
P.C Saturno
P.C Olavarria
P.C EL Chourrón
P.C Gaviotas
P.C La Adela
Gasoducto
Loop Sur
P.C Barker
P.C Rio Neuquén
P.C Fortín Uno
P.C Belisle
P.C Indio Rico
P.C y P.T
Plaza Huincul
COMPLEJO GRAL. CERRI
P.C Río Colorado
Gasoducto
Neuba I
P.C Piedra
del Águila
P.C Picún
Leufu
P.C Chelforó
P.C Cervantes
P.C General Conesa
Gasoducto
Chelforo-Conesa
P.C San Antonio Oeste
P.C Bajo del Gualicho
Gasoducto
Cordillerano
P.C Dolavon
Gasoducto
Gral. San Martín
P.C Garayalde
P.C Manantiales Behr
P.C Pico Truncado
P.C Bosque Petrificado
P.C Río Seco
P.C San Julián
P.C Piedrabuena
P.C Moy Aike
P.C Magallanes

For additional information regarding our property, plant and equipment see "—D. Property, Plant and Equipment" below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the General Cerri natural gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the **"Cerri Complex"**) where Liquids are separated from natural gas transported through our pipeline system and stored for delivery. Revenues from our Liquids production and commercialization business represented 72.0% and 71.0% of our total net revenues during the years ended December 31, 2013 and 2012, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds 51.0% of our common stock. ANSES owns 23.1% of our common stock. Other local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) the Petrobras Argentina Group (the "**Petrobras Argentina Group**"), which holds 50% of CIESA's common stock and (ii) the CIESA Trust, whose trustee is the Royal Bank of Scotland N.V. Sucursal Argentina (the "**Trust**"), which has a trust shareholding of 40.0%. The remaining 10.0% is held by EPCA (a subsidiary of Pampa).

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law CIESA did not pay at maturity, in April 2002, either the principal or the last interest installment of their notes issued in 1997 for a nominal value of $U.S. 200 million, or amounts due under the cap and collar interest rate agreements.

In April 2004, Petrobras Argentina Group and Enron, at that time CIESA's only shareholders entered into a master settlement agreement (the "Master Settlement Agreement") to provide the necessary flexibility to move forward in restructuring CIESA's financial debt. Thus, on 1 September 2005, CIESA, Petrobras Argentina Group, EPCA, the Trust and its creditors executed a restructuring agreement of

CIESA's financial debt (the "Restructuring Agreement"), which was subject to approval by the ENARGAS and CNDC. They succeed from January 2009 a number of legal claims before the Courts of New York.

On May 10, 2011 CIESA entered into a Memorandum of Understanding with Petrobras Argentina Group, Pampa, Pampa Inversiones S.A. ("PISA") and Inversiones Argentina I Ltd. ("IAI" and together with Pampa and PISA, the "Pampa Group"), which also became the holder of the notes and on May 18, 2011, the parties to the CIESA Restructuring Agreement by which Pampa Group entered the agreement.

On October 5, 2011, by note No. 11,362, ENARGAS have expressed no objections to the Restructuring Agreement and said that it may be enforced once the approval is obtained by the CNDC. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remains subject to approval by the CNDC.

On July 13, 2012, CIESA, Pampa Group and Petrobras Argentina Group entered into a settlement agreement (the "2012 Settlement Agreement") whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated them. As a result of the 2012 Settlement Agreement, CIESA paid off all the financial debt by means of (i) the transfer to Pampa Group of 4.3% of our shares; (ii) the payment of US$129.9 million; (iii) the release of the remaining financial debt, and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Pampa Group will receive shares representing 40% of CIESA's capital stock which are held in the Trust.

Capital expenditures

From January 1, 2012 through December 31, 2013, our aggregate capital expenditures amounted to approximately Ps. 466.7 million. Such capital expenditures include Ps. 32.8 million related to our gas transportation system expansions which were carried out under prepayment schemes, Ps. 280.9 million related to improvements to our gas transportation system, Ps. 93.7 million related to liquids production and commercialization activities and Ps. 59.3 million related to other services activities. Information relating to the size and financing of future investments is included in "Item 5. Operating and Financial Review and Prospects."

During 2011, Pan American Energy S.A. (**"PAE"**) subscribed to 17.6 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involved an investment of roughly US$9.2 million (Ps. 39.6 million using the exchange rate as of December 31, 2011). The related works consisted of the installation of three motocompressors in one of our compressor plants located in the General San Martín pipeline. The works were financed through the advance payment for service from PAE.

During 2012, YPF subscribed to 4.2 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involve an investment of approximately US$3.0 million (Ps. 14.7 million using the exchange rate as of December 31, 2012). The works are financed through the advance payment for service from YPF.

In addition, in 2013 we reached an agreement with PBB to build a new storage tank in our loading and storage facility located in Puerto Galván, Province of Buenos Aires. The new tank will have a net total capacity of approximately 5,500 short tons. The related works will require an investment of approximately US$ 11.0 million (Ps. 71.7 million using the exchange rate as of December 31, 2013). The works will be financed through the advance payment for service from PBB.

B. Business Overview

GAS TRANSPORTATION

As a transporter of natural gas, we receive natural gas owned by a shipper, usually a natural gas distributor, at one or more intake points on our pipeline system for transportation and delivery to the shipper at specified delivery points along the pipeline system. Under applicable law and our License, we are not

permitted to buy or sell natural gas except for our own consumption and to operate the pipeline system. See "—Regulatory Framework" below for more information.

Our pipeline system connects major natural gas fields in southern and western Argentina with distributors and other users of gas in those areas and the greater Buenos Aires area. Transportadora de Gas del Norte S.A. (**"TGN"**), the only other natural gas transportation operating company that supplies the Argentine market, holds a similar license with respect to the northern pipeline system, which also provides natural gas transportation services to the greater Buenos Aires area.

Natural gas transportation services accounted for 23.1% and 23.4% of our total net revenues in the years ended December 31, 2013 and 2012, respectively. In 2013, 84.2% of our average daily natural gas deliveries were made under long-term firm transportation contracts. (See "—Customers and Marketing" below.) Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2013, the amount of net revenues derived from natural gas firm transportation contracts was approximately Ps. 517.6 million, representing 78.3% of the total net revenues for the natural gas transportation segment. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Argentine government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have natural gas firm or interruptible contracts (see "Regulatory Framework—Industry Structure" below for more information).

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2013, our service area contains 5.7 million end-users, including 3.8 million customers in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGAS, Gas Natural Ban, S.A.(**"BAN"**), Camuzzi Gas Pampeana S.A. (**"Camuzzi Pampeana"**) and Camuzzi Gas del Sur S.A. (**"Camuzzi Sur"**). These natural gas distribution companies serve in the aggregate 64.8% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2013, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in millions)	% of deliveries received from us
MetroGAS [1]	251.4	22.2%	2.3	89%
Camuzzi Pampeana [1]	178.9	15.8%	1.3	98%
Camuzzi Sur	157.6	13.9%	0.6	100%
BAN [1]	144.5	12.8%	1.5	67%
		64.8%	5.7	

[1] Also connected to the TGN system.
Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Petrobras Argentina Group and for all other customers, as a group, as at December 31, 2013 and 2012, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	As of December 31,			
	2013		**2012**	
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
MetroGAS	780	183.3	780	184.3
Camuzzi Pampeana	470	99.6	470	98.1
BAN	346	70.6	346	70.5
Camuzzi Sur	381	23.9	381	24.4
Petrobras Argentina Group	131	31.7	106	32.4
Others	780	92.4	833	91.8
Total firm	**2,888**	**501.5**	**2,916**	**501.5**
Interruptible and others:		159.5		101.9
Total	**2,888**	**661.0**	**2,916**	**603.4**

During 2013, we renewed our long-term firm transportation contracts for the route from Neuquina basin, which now expire during 2014 and 2015. Notwithstanding the successful results of the bid process made during 2013, the principal risk with respect to our long-term firm transportation contracts will be the renewal of the contracts for the route from Neuquén, considering the diminishing supply of natural gas from this basin. In addition, after the issuance of resolution No. 95/2013, our power plant customers may decide not to renew their firm transportation contract with us, which expires in 2014. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business."

MetroGAS, our largest natural gas distribution customer, began a reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by us of Ps. 27.2 million. The reorganization process was concluded on December 20, 2012 when the Commercial Court approved the reorganization agreement. In January 2013, during the reorganization process, we received and accepted an offer from MetroGAS for it to issue notes to us, to cancel our unsecured credit in the amount of Ps. 27.2 million. For more information, see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings —Other Litigation."

Regarding MetroGAS's post-reorganization debt, in October 2012 MetroGAS reported that due to its financial situation, it had decided to unilaterally modify the terms of its payment obligations from that date with suppliers and transporters of natural gas, making partial payments and extending its maturity. For this reason, during 2012 and 2013 we were unsuccessful in our attempts to collect MetroGAS's accounts. Finally, on December 30, 2013, MetroGAS repaid in full the total amount of its outstanding debt owed to us.

Step-down Rights. We are required by ENARGAS to grant all shippers of natural gas step-down rights, which permit the shippers to reduce some of their committed capacity in the zones where, as a result of open bidding, new shippers of natural gas subscribed for firm transportation capacity, so long as we do not suffer any economic harm. ENARGAS's intention is to promote more efficient use of the pipeline system, avoiding over-subscribed capacity at levels above market demands. These rights have not been exercised by any clients yet. In case they are exercised, the associated revenue reduction will be compensated by the revenue increase generated by the new natural gas firm transportation contracts resulting from the open bidding.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2013, 2012 and 2011:

| | For the year ended December 31, | | |
| | 2013 | 2012 | 2011 |
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGAS	611	629	664
Camuzzi Pampeana	371	346	343
Camuzzi Sur	254	254	240
BAN	254	247	261
Others	470	590	597
Subtotal firm	**1,960**	**2,066**	**2,105**
Subtotal interruptible	367	247	219
Total	**2,327**	**2,313**	**2,324**
Average annual load factor [(1)]	80%	79%	81%
Average winter heating season load factor [(1)]	73%	77%	75%

[(1)] Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

In 2013 and 2012, we committed substantial efforts and resources to ensure the reliable and efficient operation of our pipelines. Our pipeline system adequately met natural gas transportation demand in 2013, presenting zero service interruptions and complying with the high required operational standards. In this effort, we actively cooperated with the connection of the natural gas re-gasifying tanker (hired through Energía Argentina S.A. (**"ENARSA"**) and discussed below) to our pipeline system, which allowed an increase in the volume of the natural gas supply during winter demand peaks.

Pipeline Expansions. In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 (as a consequence of the "pesification" of tariffs and the fact that the renegotiation of the License was still pending) and a growing natural gas demand in all segments of the Argentine economy, the Argentine government established in April 2004, through Presidential Decree No. 180/04 and Resolution No. 185/04 issued by MPFIPyS, the framework for the creation of various Gas Trusts aimed at financing the expansion of the natural gas transportation system in a different manner from that established in the License.

In 2005, the first Gas Trust was constituted to carry out the First Expansion. The First Expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested approximately US$311 million, which will be repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and compressed natural gas (**"CNG"**) suppliers for whom gas transportation supply is made under firm contracts. To cover part of the project cost, we invested approximately US$40 million in the First Expansion (including Value Added Tax (**"VAT"**) in the amount of US$7 million), which we will recover through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of any increased rate that may apply in the future). These amounts represent annual revenues of approximately Ps. 25 million.

In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and natural gas transporters, among others, signed a letter of intent to carry out the Second Expansion which is significantly larger than the First Expansion. The Second Expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (the **"New Magellan Strait Pipeline"**), which permits the transportation of additional natural gas from the Austral basin. As of December 31, 2013, 307 MMcf/d of the Second Expansion project has been completed and is operational. The remaining 71 MMcf/d is expected to be completed in different stages during 2014.

The New Magellan Strait Pipeline was completed in March 2010, and is 24 miles long and has a natural gas transportation capacity of 600 MMcf/d. The completion of this new pipeline required the technical support of Petrobras Argentina Group (under the scope of the Technical Assistance Service Agreement, as defined in "Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement" below), which brought to the project its know-how and experience in off-shore activities. The dredging in the seabed and the later laying of the pipeline was carried out by the Dutch consortium of Royal Boskalis Westminster NV and the Allseas Group S.A.

Ownership of the works of the Second Expansion is vested in a second Gas Trust and the investment is also financed by other gas trust funds whose trustors are the natural gas producers and the shippers that have or will subscribe to the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the assets related to the Second Expansion become operational, we will be in charge of their operation, maintenance (together with the assets related to the First Expansion) through an operation and maintenance agreement (**"O&M Agreement"**) and the rendering of natural gas firm transportation services. For these services, we are paid a monthly Charge for Access and Use (**"CAU"**), which is less than the transportation tariff because we were not required to make any investment in the construction of the New Magellan Strait Pipeline, has resulted in increased fees and revenues in our natural gas transportation segment during the past two years as the expansion works have become operational.

In May 2011, we received *Valores Representativos de Deuda* (**"debt securities"**) from the Gas Trust, issued February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works of the Second Expansion. These debt securities were issued in an aggregate principal amount of Ps. 48.1 million, and amortize principal in 85 consecutive and equal monthly installments, and bear interest at the *Coeficiente de Estabilización de Referencia* (**"CER"**), or Reference Stabilization Ratio as published by the BCRA, plus a fixed spread of 8% from their date of issue.

In October 2011, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed the terms and conditions under which we will render operation and maintenance services for the assets associated with the Second Expansion to increase our system to a total transportation capacity of 378 MMcf/d.

As a result, the O&M Agreement was amended in order to include certain management services associated with the Second Expansion. Pursuant to the O&M Agreement, we will receive a total of Ps. 37 million for the 131 MMcf/d expansion works to complete the Second Expansion, in addition to the debt securities received in May 2011. The O&M Agreement provided for an advance payment equal to the 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. The principal of said debt securities amounted to Ps. 19.8 million (including accrued interest) as of December 31, 2013, which are amortized in 96 monthly, consecutive and equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

System Improvements. In 2013 and 2012, we made capital expenditures for system improvements in the aggregate amount of approximately Ps. 65.3 million to continue the enhancement of the pipeline system's safety and reliability. We operate our pipelines and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports, we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I and II pipelines, the current operation of the pipeline system poses no significant safety risks. However, in order to identify changes in the safety regulations that our system pipeline has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities would imply that we may need to increase safety measures in certain sections of the system.

Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; and in the previous five years we have not had significant ruptures in our natural gas transportation system's pipeline.

In order to identify any Stress Corrosion Cracking ("**SCC**") that may occur in our pipelines, we conduct hydrostatic tests and run an Electromagnetic Acoustic Transducer tool. In addition, we use a computer model to detect area in our pipelines that may be liable to SCC. As a result of this modeling, we have conducted several maintenance and prevention tasks, including the in-line inspection of 1,621 miles of pipeline to detect, assess, and control the external corrosion phenomenon. We have not detected the need to perform relevant repairs as a result of these inspections.

Our employees also completed recoating work along 3 miles of pipeline and based on the analysis and planning carried out by our pipeline integrity team, identified and repaired 70 external corrosion failures.

To minimize the effect of external corrosion, we have installed cathodic protection equipment. In addition, we have continued to expand implementation of the "Remote Monitoring System" which allows us to know the status of the system in real time.

Technical Assistance Service Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with EPCA (the "**Technical Assistance Agreement**"), an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year periods and was assigned to Petrobras Argentina Group as part of the Master Settlement Agreement. Since July 2004, Petrobras Argentina Group has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the natural gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international natural gas transportation industry standards and in compliance with certain Argentine environmental standards. With the prior approval of ENARGAS and our Board of Directors, in December 2011, we and Petrobras Argentina Group agreed to a technical assistance service agreement (the "**Technical Assistance Service Agreement**") for a three-year term, expiring on December 27, 2014 which substantially contains the same terms as the Technical Assistance Agreement, as amended. Any amendment, renewal or even termination of the Technical Assistance Service Agreement has to be authorized by the ENARGAS. The currency for the technical assistance fee paid to Petrobras Argentina Group was changed from U.S. dollars to Argentina pesos.

The Technical Assistance Service Agreement sets out the services to be provided by Petrobras Argentina Group to us, at the request of our Chief Executive Officer, in return for payment of a technical assistance fee paid on a monthly basis equal to the greater of (i) a fixed annual sum of Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before interests and income taxes of the year. For the year ended December 31, 2013, we paid Petrobras Argentina Group Ps. 53 million for services rendered pursuant to the Technical Assistance Service Agreement. The services to be provided by Petrobras Argentina Group to us under the Technical Assistance Service Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and liquids production.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Argentine government. In addition, prior to its privatization, Repsol YPF or its predecessors held exclusive rights over the development and production of all new hydrocarbon reserves in Argentina.

In 1992, Natural Gas Law (the "**Natural Gas Law**") was passed providing for the privatization of GdE. The Natural Gas Law and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two natural gas transportation companies and eight distribution companies. The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to natural gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our natural gas transportation system is connected to the two natural gas distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding the greater Buenos Aires area) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the natural gas distribution systems serving the greater Buenos Aires area and, to a limited extent, the natural gas distribution system serving Buenos Aires Province (excluding the greater Buenos Aires area). In the two instances where we are directly connected to a natural gas distribution system with TGN, we are the principal supplier of natural gas transportation services.

The Natural Gas Law and the related decrees granted each privatized natural gas transportation company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created ENARGAS to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Law also provided for the regulation of wellhead gas prices in Argentina for an interim period. Prior to deregulation, the regulated price was set at US$0.97 per million British thermal units (**"MMBtu"**) at the wellhead, which had been the regulated price since 1991. Pursuant to Presidential Decree No. 2,731/93, gas prices at the wellhead were deregulated as of January 1, 1994 and, from that date until the year 2002, the average price of gas increased.

In spite of the devaluation of the peso in 2002, increases in wellhead gas prices were limited until 2004. From May 2004 until August 2005, wellhead gas prices increased in a range from 105% to 180% (depending on the gas basins) for power plants, industries and large businesses. Nevertheless, the natural gas price for these consumers cannot be higher than the export parity price (net of tax on exports). These adjustments were complemented by lower increases in the price of natural gas for CNG vehicles. In October 2008, wellhead natural gas prices paid mostly by high consuming residential users were increased in order to subsidize the reduction in LPG bottle price, as agreed between the Federal Energy Bureau and LPG producers. Currently, the natural gas wellhead prices remain regulated in most cases.

The Argentine natural gas industry in recent years has experienced rising demand, decreased supply, and lower investment in exploration, production, transportation and distribution of natural gas as a result of economic factors, including the economy recovery of many industries and GDP since 2003, resulting in increased demand, and government restrictions on increases in the wellhead price of natural gas and increases in the transportation and distribution tariffs, which has constrained supply.

In order to address these factors, the Argentine government has decided to play a decisive role in the natural gas industry through a set of measures designed to address the combination of rising demand and lower investment in exploration, production, transportation and distribution of natural gas, including:

- creation of ENARSA in 2004 for the purposes of restoring levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the natural gas transportation and electricity industries;
- construction of a new pipeline which connects the Bolivian natural gas basins with the northeastern region of Argentina;
- creation of the Gas Plus Program (the "**Gas Plus Program**") in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices. In 2010, the Argentine government increased the price paid to natural gas producers who invest in new fields, shale and tight natural gas under the Gas Plus Program;
- hiring of two re-gasifying LNG tankers through ENARSA, in Bahía Blanca (2008) and Escobar (2011), to inject natural gas into the pipeline. The tanker located at Bahía Blanca is connected to our pipeline, and the tanker at Escobar is connected to TGN's pipeline;
- approval of graded price increases of natural gas at the wellhead;
- establishment of a framework for the constitution of Gas Trusts to finance natural gas pipeline expansions;

- the passage of Law No. 26,741, which declares that hydrocarbons self-sufficiency, as well as their production, industrialization, transport and marketing, are activities of public interest and primary goals of Argentina, empowering the Argentine government to take the necessary measures to achieve such goals;
- through the enactment of Executive Branch Decree No. 929/2013 creating a regimen to promote investment in the exploitation of hydrocarbons;
- the expropriation of YPF, and the entry into agreements with important natural gas producers in order to increase the investment in exploration of shale and tight natural gas in Neuquén Province, as described under "—Gas Supply" below;
- importation of natural gas from Bolivia, which have increased significantly over the past two years;
- the importation of electricity from Brazil and Uruguay, and fuel oil and gas oil from Venezuela and others countries, which provide alternative fuel sources to natural gas;
- the reduction of natural gas exports to Chile;
- completion of the expansion work at the Yacyretá Hydroelectric Plant and Atucha II Nuclear Power Plant, and the construction of two thermal power plants financed by the Argentine government and construction of power plants, which provide alternate energy sources to natural gas; and
- creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas.

Most recently, in order to encourage the production of natural gas, in January 2013, the Government issued Resolution No. 1/2013, which makes available preferential payment terms to all natural gas producers that submit new projects to increase existing natural gas availability, allowing a price on additional injection of US$7.5 MMBtu. This new price implies an increase of over 40% compared to the price permitted to be charged by natural gas producers under the Gas Plus Program. The new price for the additional natural gas injected into the pipelines will be funded with funds from the Argentine National Treasury on a monthly basis. The proposed production increase must be approved by the Commission for Planning and Strategic Coordination of National Plan Hydrocarbon Investment created by Executive Branch Decree No. 1,277/12, which is the governmental body in charge of the preparation of the National Hydrocarbon Plan.

On March 31, 2014 the Federal Energy Bureau issued Resolution No. 226/2014. It provides a new tariff scheme according to cubic meter consumption and the basin or region of the country. The scheme provides different prices for those commercial and residential users to record higher consumption savings of 20%; and others to do so between 5% and 20%. In addition, in response to climatic implications that arise in the south of Argentina, a differential price for clients of Camuzzi Gas del Sur is defined in said resolution. The increase is set forth in three stages, beginning on April 1, 2014; June 1, 2014 and August 1, 2014.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the increase and breakdown of natural gas consumption in Argentina in 2003 and 2013 by type of consumer:



2003 natural gas consumption by type of user
100%=2,977 mcf/d
Others 1%
CNG 9%
Residential 24%
Power plants 28%
Commercial 3%
Industries 35%

2013 natural gas consumption by type of user
100%=4,154 mcf/d
Others 1%
CNG 6%
Residential 27%
Power plants 34%
Commercial 3%
Industries 29%

Source: *ENARGAS*

Beginning in 2003, a sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy since 2003, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2013. As a result, natural gas became, by far, the cheapest fuel in Argentina and high rates of substitution of natural gas for other fuels in industry, power plants and vehicles have been observed. Likewise, the rising demand for gas has also been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

The following table sets forth local natural gas consumption by type of consumer since 2003:

Local gas consumption [1] - Million cubic feet per day										
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Residential [2]	704.3	713.1	769.6	769.0	934.1	888.0	884.2	958.8	1,009.2	1,061.2	1,117.0
Commercial	98.8	108.3	108.9	106.6	120.1	116.8	123.3	120.7	121.4	129.9	137.5
Industries [3]	1,033.6	1,086.1	1,111.1	1,211.9	1,169.8	1,196.9	1,142.1	1,164.7	1,210.5	1,128.3	1,191.4
Power plants	846.7	1,000.7	1,034.3	1,105.9	1,178.6	1,256.0	1,203.2	1,114.5	1,253.1	1,388.3	1,400.2
CNG	255.4	294.6	306.4	294.4	276.5	264.0	254.7	257.8	267.1	269.5	266.9
Others [4]	37.7	35.7	39.0	35.9	40.8	39.0	39.3	41.5	41.2	43.0	43.1
Total	2,976.5	3,238.6	3,369.3	3,523.7	3,719.9	3,760.7	3,646.9	3,658.0	3,902.5	4,020.2	4,156.1

References:
- (1) Includes: distribution users, commercial by-pass, by-pass physical and off system users.
- (2) Includes subdistributors.
- (3) Includes shrinkage natural gas (**"TRP"**) from the Cerri Complex, which is included in Others.
- (4) Includes governmental bodies.

Sources: ENARGAS, based on data from the Licensees and off system users.

The demand for natural gas in Argentina is highly seasonal, with natural gas consumption peaks in winter. The source of seasonal changes in demand is primarily residential consumers. In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Government has entered into several gas import agreements. The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by ENARSA. To deal with the drop in domestic natural gas production and in an effort to maintain supplies at levels similar to the previous years, the Government increased imports from Bolivia from 455.5 MMcf/d in 2012 to 552.7 MMcf/d in 2013, an increase or over 27%, with a maximum volume of around 603.9 MMcf/d in 2013. This action achieved a substantial saving in natural gas imports costs as the price of natural gas imported from Bolivia is approximately US$11 per million BTU, significantly lower than the over US$16.5 per million of BTU that must be paid for LNG imported from tankers.

Additionally, expansion works are currently being conducted on the Northern Pipeline managed by TGN under the Gas Trust Fund Program, which will allow for the transportation of an additional 70 MMcf/d from Bolivia. The Juana Azurduy Pipeline crosses the border between Argentina and Bolivia and is connected to a compressor plant in Campo Durán, Argentina. This new pipeline will supply natural gas to the provinces in Argentina that are not currently reached by natural gas pipeline systems.

In addition, in recent years, injections of natural gas from LNG tankers have played an important role in satisfying the growing natural gas demand during the coldest months of the year. Natural gas injection from the LNG re-gasification tankers located in Bahía Blanca and Escobar increased from an average 438 MMcf/d in 2012 to 585 MMcf/d in 2013. ENARGAS has assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship at Bahía Blanca to our existing transportation pipeline.

On July 11, 2013, the Executive Branch issued Decree No. 929/2013. Under the framework created by Laws No. 17,319, 26,197 and 26,741, it creates a specific regime to promote investments in the exploitation of hydrocarbons in Argentina. The scheme will benefit holders of exploration permits and exploitation concessions granted by both the Government and the provinces. The promotion scheme will also benefits holders of concessions or others who present an investment in exploration of hydrocarbons in an amount not less than one billion dollars of foreign currency.

If such an investment were made within a five year period, at the end of such period, the beneficiary will have the right to freely export 20% of the production of oil and gas produced in the project

free of export tax. In addition, beneficiaries will have the free availability of 100% of the revenues from the export of such hydrocarbons.

During 2013 and in order to increase the existing natural gas reserves from the Neuquina basin, YPF announced the signing of an agreement with Chevron to develop oil and gas shale deposits in this province. In addition, YPF continues negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves.

Gas Supply. For the most part, Argentina's natural gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2013, 48.1% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquina, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2012 and 2011, production in 2012 and 2011 (the most recent years for which information is available) and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves (Bcf/d)[1][2]		Production (Bcf/d)		Reserve Life [3]	
		2012	2011	2012	2011	2012	2011
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	4.722,0	5.131,0	843,0	888,0	6	6
San Jorge	Chubut, Santa Cruz (north)	1.711,0	1.715,0	181,0	172,0	9	10
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	3.559,0	3.671,0	393,0	382,0	9	10
Cuyo	Mendoza (north)	27,0	37,0	2,0	2,0	14	19
Noroeste	Salta, Jujuy, Formosa	1.124,0	1.188,0	136,0	163,0	8	7
	Total	11.143,0	11.742,0	1.555,0	1.607,0	7	7

[1] Estimated as of December 31, 2012 and 2011, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

[2] Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

[3] Weighted average reserve life for all basins, at the 2012 or 2011 production levels, respectively.

Source: Federal Energy Bureau

Neuquina Basin. The largest of the natural gas basins and the major source of natural gas supply for our system is the Neuquina basin, located in west central Argentina. However, in recent years, its proved natural gas reserves have been decreasing sharply as a result of exploitation, and new gas reserves have not been found in order to replace the natural gas produced. In December 2010, new non-conventional natural gas was discovered in the Neuquina basin by YPF. This new natural gas reserve is at the beginning stages of its exploitation, which will require several years and involve high extraction costs. During 2013 and in order to increase the existing natural gas reserves from the Neuquina basin, YPF announced the signing of an agreement with Chevron to develop oil and gas shale deposits in this province. In addition, YPF continues negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves.

In April 2012, the Executive Branch issued Decrees No. 530/12 and 557/12 which called for the 30-day legal intervention of YPF and YPF Gas S.A., giving the Executive Branch temporary management of YPF and YPF Gas S.A. Then in May 2012, the National Congress enacted a proposed law which expropriated the 51% of YPF and YPF Gas S.A. capital share owned by Repsol YPF, causing YPF to become 51% owned by the Argentine government. Since the expropriation of YPF, the Argentine government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan which allows the increase of the reserves of the Neuquina basin and the domestic Argentine natural gas supply. On February 25, 2014 the Repsol YPF board approved a compensation package of US$5 billion from Argentina for the nationalization.

If brought on-line, this newly discovered reserve could potentially help offset the continued decline of the existing production of the Neuquina basin. The TGN system also accesses the Neuquén basin. Of the

transported natural gas coming from the Neuquina basin, approximately 61.6% was transported by us and approximately 38.4% by TGN for the year ended December 31, 2013.

Austral and Golfo San Jorge Basins. Natural gas provided by these basins, located in the southern region of Argentina, was transported mainly by us (Camuzzi Sur also transports natural gas through regional pipelines). In the Austral basin, exploration has centered in and around the basin's existing natural gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

The map below illustrates the distribution of the gas basins in Argentina:



Regulatory Framework

***Industry Structure*.** The Natural Gas Law, together with Presidential Decree No. 1,738/92, other regulatory decrees, the *Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E.* (the **"Pliego"**), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of natural gas in Argentina. Law No. 17,319 (the **"Hydrocarbons Law"**) regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we have operated since 2002. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business."

Natural gas transportation and distribution companies operate in an "open access," non-discriminatory environment under which producers and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Natural Gas Law, applicable regulations and the licenses of the privatized companies. In addition, a regime of concessions under the Hydrocarbons Law is available to holders of exploitation concessions to transport their own natural gas production.

The Natural Gas Law prohibits natural gas transportation companies from also being merchants in natural gas. Also, (i) natural gas producers, storage companies, distributors, and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Law) in a transportation company, (ii) natural gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and (iii) merchants in natural gas may not own a controlling interest in a transportation or distribution company.

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS. ENARGAS may reject these contracts if it determines that they were not entered into on an arm's-length basis.

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized

companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the National Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the National Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. In February 2012, the Executive Branch extended its intervention of ENARGAS and appointed a sub-inspector who continues to function in this position. In February 7, 2014 the Executive Branch extended the intervention until April 15, 2014. Executive Branch intervention is due to an investigation of ENARGAS's possible involvement in alleged improper payments made by a sub-contractor hired by a third party engaged by the Gas Trust in connection with the construction of a portion of the First Expansion.

ENARGAS, which operates within the purview of MPFIPyS, has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates. ENARGAS has its own budget which must be included in the Argentine national budget and submitted to the Federal Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Law on each company's license.

Most of the electrical power stations do not have firm gas supply agreements and, as a result of the natural gas shortage in Argentina, have increasingly used imported natural gas or alternative fuels that are more expensive than natural gas produced in Argentina. In 2004, the Executive Branch issued Presidential Decree No. 181/04, directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm gas supply contracts. On April 21, 2004, MPFIPyS issued Resolution No. 208/04 that ratified an agreement between the Federal Energy Bureau and natural gas producers to give effect to this new system.

On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that, in the event there is insufficient natural gas available in the market to supply power stations, we can be required to interrupt transportation services (including those with firm transportation contracts) to our customers in order to give priority to natural gas distribution companies and power plants that have not entered into natural gas firm transportation contracts. In any such case, ENARGAS will set the priority of transportation.

Under these circumstances and our License, when ENARGAS asks us to restrict the provision of natural gas to clients who hold firm transportation contracts, we are exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us written instructions for any such natural gas firm transportation service interruption request. However, if ENARGAS does not accept our petition and we do not comply with ENARGAS's instructions, if any, in order to avoid future claims from our customers, Resolution No. 208/04 will require us to pay the price difference between natural gas and the alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

In order to comply with this policy, since February 2008, natural gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, MPFIPyS and ENARGAS), who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volume among the different types of consumers by interrupting the natural gas exports and the supply to certain large industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation. To clarify the criteria applied to make adjustments to the daily natural gas deliveries, in October 2010, ENARGAS issued Resolution No. 1,410/2010 which set new rules for natural gas dispatch applicable to all participants in the natural gas industry and imposed new and more severe priority demand gas restrictions on producers. Through this resolution, ENARGAS has the ability to redirect natural gas transportation in order to give priority to residential consumption.

At the end of May 2007, due to a rise in demand for gas resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under Resolution 208/04 for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and do not believe that our compliance will result in legal action by any of our firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us. As of the date of this Annual Report, only one client (Profertil S.A.) has brought legal actions against us, in respect of service interruptions that occurred in 2009, 2010 and 2011. In this action, ENARGAS ruled in our favor.

The Government also expressly instructed us to redirect natural gas deliveries to supply power plants, residential users and vehicles in the winter of 2007. Since then, higher demand from industrial and power plant customers, from 2008 to 2010, and from all customers, since 2010, have been observed. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system during these periods, the Government, through the committee referred to above, continues to impose restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us from time to time, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, CNG stations and industries connected to the distribution network.

During the 2012 and 2013 winters, our natural gas pipeline system met the demand for natural gas due to increased natural gas imports from Bolivia and the higher natural gas injections from the LNG re-gasification tanker located in the Port of Bahía Blanca, which is connected to our system. The injection of re-gasified natural gas injection from the LNG re-gasification tanker located in Bahía Blanca and the tanker in Escobar (which is connected to the TGN transportation system) increased from an average 438 MMcf/d in 2012 to 585 MMcf/d in 2013.

With the purpose of re-directing and allocating the supply to higher priority consumers, mainly residential, commercial and CNG stations, restrictions to gas supply to the industrial sector continued in the winter of 2013, although to a lesser extent than has been observed in the past. The restrictions set forth by the intervening authority affected direct shippers who have firm transportation contracts with us, as well as industries in different distribution areas of the country.

We do not believe that our compliance will result in legal action by any of our natural gas firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us. See "Item 3 Key Information—D. Risk Factors."

Our License. Our License authorizes us to provide the public service of natural gas transportation through the exclusive utilization of the southern natural gas transportation system. Our License does not grant us an exclusive right to transport natural gas in a specified geographical area and licenses may be granted to others for the provision of gas transportation services in the same geographical area. TGN operates the northern natural gas transportation system under a license containing substantially similar terms to those described below and elsewhere herein.

Our License was granted for an original term of 35 years beginning on December 29, 1992. However, the Natural Gas Law provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law, related regulations and our License, the renewal could be granted by the Executive Branch. ENARGAS would have the burden of proving that we had not complied with the obligations described above and, therefore, should not be granted a renewal. At the end of the 35-year or 45-year term, as the case may be, the Natural Gas Law requires that a new competitive auction be held for the license, in which we would have the option, if we have complied substantially with our obligations described above, to match the best bid offered to the Argentine government by any third party. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See "—Certain Restrictions with Respect to Essential Assets" below.

Our License also places certain other rights and obligations on us relating to the services we provide. These include:

- operating and safety standards;

- terms of service, including general service conditions such as specifications regarding the quality of gas transported, major equipment requirements, invoicing and payment procedures, imbalances and penalties, and guidelines for dispatch management;

- contract requirements, including the basis for the provision of service, e.g., "firm" or "interruptible";

- mandatory capital investments to be made over the first five years of the license term; and

- applicable rates based on the type of transportation service and the area serviced.

Our License establishes a system of penalties in the event of a breach of our obligations thereunder, including warnings, fines and revocation of our License. These penalties may be assessed by ENARGAS based, among other considerations, upon the severity of the breach or its effect on the public interest. Fines of up to Ps. 500,000 may be levied for any breaches. Revocation of our License may only be declared by the Executive Branch upon the recommendation of ENARGAS. Our License specifies several grounds for revocation, including the following:

- repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

- total or partial interruption of the service for reasons attributable to us, affecting completely or partially transportation capacity during the periods stipulated in our License;

- sale, assignment or transfer of our essential assets or otherwise encumbering such assets without ENARGAS's prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

- bankruptcy, dissolution or liquidation; and

- ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein.

Our License also prohibits us from assuming debt of, or granting credit to, CIESA, creating security interests in favor of, or granting any other benefit to, creditors of CIESA.

Generally, our License may not be amended without our consent. As part of the Renegotiation Process under the Public Emergency Law, however, the terms of our License may be changed or our License may be revoked. In addition, ENARGAS may alter the terms of service annexed to our License. If any such alteration were to have an economic effect on us, ENARGAS could modify our rates to compensate for such effect or we could request a change in the applicable rates.

Regulation of Transportation Rates—Actual Rates. The natural gas transportation rates established under each transportation company's license must be calculated in U.S. dollars and converted into pesos at the time of billing pursuant to the terms of such license. However, the Public Emergency Law eliminated tariff indexing covenants based on U.S. dollar exchange rate fluctuations and established a conversion rate of one peso equal to one U.S. dollar for tariffs.

The rate for natural gas firm transportation services consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. The rate for natural gas interruptible transportation service, which is expressed as a minimum (from which no discounts are permitted) and a maximum rate per 1,000 m^3 of natural gas transported, is equivalent to the unit rate of the reservation charge for the firm service based on a load factor of 100%. For both firm and interruptible transportation services, customers are obligated to provide a natural gas in-kind allowance, expressed as a maximum percentage of gas received, equivalent to the natural gas consumed or

lost in rendering the transportation service. The rates for all services reflect the rate zone(s) traversed from the point of receipt to the point of delivery.

The table below sets out our local natural gas firm and interruptible rates by pipeline and zones, in effect as of April 1, 2014 (which have not changed since January 1, 2000) and the rates including the cumulative increase included in the Resolution No. I-2852 mentioned above:

From January 1, 2000 to April 1, 2014

Rate Zones		Firm	Interruptible	
		Reservation Charge[(1)] (Ps.m^3/d)	Minimum Charge[(2)] (Ps.1,000 m^3/d)	Compression Fuel and Losses[(3)] (%)
Receipt	**Delivery**			
From Tierra del Fuego to:	Tierra del Fuego	0.076	2.541	0.49
	Santa Cruz Sur	0.154	5.123	0.98
	Chubut Sur	0.392	13.068	3.38
	Buenos Aires Sur	0.462	15.396	5.60
	Bahía Blanca	0.707	23.583	8.40
	La Pampa Norte	0.705	23.500	8.60
	Buenos Aires	0.828	27.593	10.35
	Greater Buenos Aires	0.929	30.959	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.077	2.575	0.49
	Chubut Sur	0.315	10.508	2.89
	Buenos Aires Sur	0.385	12.841	5.11
	Bahía Blanca	0.632	21.071	7.91
	La Pampa Norte	0.632	21.067	8.11
	Buenos Aires	0.753	25.093	9.86
	Greater Buenos Aires	0.854	28.470	10.78
From Chubut to:	Chubut Sur	0.077	2.554	0.49
	Buenos Aires Sur	0.144	4.788	2.71
	Bahía Blanca	0.383	12.768	5.51
	La Pampa Norte	0.402	13.406	5.71
	Buenos Aires	0.498	16.598	7.46
	Greater Buenos Aires	0.594	19.790	8.38
From Neuquén to:	Neuquén	0.068	2.334	0.49
	Bahía Blanca	0.331	11.018	2.80
	La Pampa Norte	0.356	11.868	3.15
	Buenos Aires	0.448	14.923	3.91
	Greater Buenos Aires	0.548	18.315	4.86

(1)   Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)   Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)   Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.

Note: The gross receipts tax is not included in such transportation rates
Source: ENARGAS Resolution No. 2,496/02

Since August 1, 2014

Rate Zones		Firm	Interruptible	
		Reservation Charge[(1)] (Ps.m³/d)	Minimum Charge[(2)] (Ps.1,000 m³/d)	Compression Fuel and Losses[(3)] (%)
Receipt	**Delivery**			
From Tierra del Fuego to:	Tierra del Fuego	0.091	3.049	0.49
	Santa Cruz Sur	0.184	6.148	0.98
	Chubut Sur	0.470	15.682	3.38
	Buenos Aires Sur	0.554	18.475	5.60
	Bahía Blanca	0.849	28.300	8.40
	La Pampa Norte	0.846	28.200	8.60
	Buenos Aires	0.993	33.111	10.35
	Greater Buenos Aires	1.115	37.151	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.093	3.090	0.49
	Chubut Sur	0.378	12.610	2.89
	Buenos Aires Sur	0.462	15.410	5.11
	Bahía Blanca	0.759	25.285	7.91
	La Pampa Norte	0.758	25.281	8.11
	Buenos Aires	0.903	30.112	9.86
	Greater Buenos Aires	1.025	34.164	10.78
From Chubut to:	Chubut Sur	0.092	3.064	0.49
	Buenos Aires Sur	0.172	5.746	2.71
	Bahía Blanca	0.460	15.322	5.51
	La Pampa Norte	0.483	16.088	5.71
	Buenos Aires	0.598	19.918	7.46
	Greater Buenos Aires	0.712	23.748	8.38
From Neuquén to:	Neuquén	0.082	2.801	0.49
	Bahía Blanca	0.397	13.221	2.80
	La Pampa Norte	0.427	14.241	3.15
	Buenos Aires	0.537	17.907	3.91
	Greater Buenos Aires	0.658	21.978	4.86

(1) Monthly charge for every cubic meter per day of reserved transportation capacity.
(2) Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3) Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.

Note: The gross receipts tax is not included in such transportation rates
Source: ENARGAS Resolution No. 2,852/14

In addition, we are entitled to a CAU, which has also remained unchanged since its institution in 2005 by ENARGAS for the purpose of compensating TGN and us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006. This charge is paid by clients that required the additional transportation capacity or who financed their expansions by means of advance payments, and is set by ENARGAS. In 2013, we recognized revenues of Ps. 49.6 million as a result of the CAU. See "Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions." The CAU charge is not applicable to the first pipeline expansion undertaken in 2005.

Adjustment of Rates. Under our License, we may be permitted to adjust rates semi-annually to reflect changes in PPI and every five years in accordance with efficiency and investment factors to be determined by ENARGAS and, subject to ENARGAS's approval, from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to us, and for objective, justifiable and non-recurring circumstances.

The Natural Gas Law requires that in formulating the rules that apply to the setting of future rates, ENARGAS must provide the transportation companies with (i) an opportunity to collect revenues sufficient to recover all future proper operating costs reasonably applicable to service, as well as future taxes and depreciation, and (ii) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk taking into account the degree of efficiency achieved and the performance of the company in providing the service. No assurances can be given that the rules to be promulgated by ENARGAS will result in rates that will enable us to achieve specific earnings levels in the future.

Since January 1, 2000, however, adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Executive Branch and later by a court decision arising from a lawsuit to determine the legality of tariff adjustments through indexes. In light of this situation, we continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Public Emergency Law, we deemed that tariff adjustments to reflect PPI, which was legitimate according to the regulatory framework agreed upon in the privatization, had become unlikely, as the possibility of its recovery was subject to future events beyond our control. Therefore, in 2001, we recorded a loss of Ps. 126.7 million related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and, since 2002, we have discontinued such accrual.

Under the framework of the 2008 Transitional Agreement between the UNIREN and us which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014 in which the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates were published. Although the Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1,2008, the new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. These transitional tariff increase represents the first increase received since 1999. We will adopt the necessary steps in order to achieve the whole implementation of the Transitional Agreement.

The Public Emergency Law and UNIREN. The Public Emergency Law granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2013.

In July 2003, UNIREN was created under the joint jurisdiction of the MEF and MPFIPyS. This unit, which is the successor of the former Committee for the Renegotiations of Public Services and Works Contracts, is conducting the renegotiation of contracts related to utilities and public works, and is empowered to reach total or partial agreements with the licensees and submit proposals regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in our renegotiation process until December 2003, when we discussed preliminary documents with UNIREN, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussion, (ii) a draft agenda which was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule, which settled for the renegotiation of the regulatory framework.

Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed. On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. For additional information regarding the tariff renegotiation process see "Item 3—D. Risk Factors—Risks Relating to Our Business—*Following the implementation of the Public Emergency Law in 2002, we have not received any increase in our regulated gas tariffs, which has adversely affected our gas transportation segment and net revenues thereof.*"

As mentioned above, Resolution No. I-2852 contemplates a transitional tariff increase for the transportation of natural gas business segment. Additionally, in line with 2008 Transitional Agreement, according to Resolution No. I-2852, the funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by us and previously approved by the ENARGAS. According to Resolution No. I-2852, at least 5% of the proceeds of the transitional rate adjustment must be deposited in the trust fund, the remaining balance of the increase will be managed by us for the fulfillment of that investment plan.

As of the date of this Annual Report, the trust fund was constituted, but the investment plan has not been approved by the ENARGAS.

Certain Restrictions with Respect to Essential Assets. A substantial portion of the assets transferred by GdE were defined in our License as essential to the performance of the licensed service. Pursuant to our License, we are required to segregate and maintain the essential assets, together with any future improvements thereon, in accordance with certain standards defined in our License.

We may not for any reason dispose of, encumber, lease, sublease or lend essential assets for purposes other than the provision of the licensed service without ENARGAS's prior authorization. Any extensions or improvements that we make to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of our License, we will be required to transfer to the Argentine government or its designee the essential assets specified in our License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

- the net book value of the essential assets determined on the basis of the price paid by CIESA for shares of our common stock plus the original cost of subsequent investments carried in U.S. dollars in each case adjusted by the PPI, net of accumulated depreciation in accordance with the calculation rules to be determined by ENARGAS (since the enactment of the Public Emergency Law, this provision may no longer be valid); or

- the net proceeds of a new competitive bidding (the **"New Bidding"**).

Once the period of the extension of the License expires, we will be entitled to participate in the New Bidding, and thus, we shall be entitled to:

- submit a bid computed at an equal and not lower price than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business providing the licensed service at the valuation date, as a going concern and without regard to the debts;

- obtain a new license, without payment, in the event that any bid submitted in the New Bidding exceeds the appraisal value;

- match the best bid submitted by third parties in the New Bidding, if it would be higher than our bid mentioned above, paying the difference between both values to obtain a new license;

- if we have participated in the New Bidding but are unwilling to match the best bid made by a third party, receive the appraisal value as compensation for the transfer of the essential assets to the new licensee, with any excess paid by the third party remaining for the grantor.

Under Argentine law, an Argentine court will not permit the enforcement of a judgment on any of our property located in Argentina which is determined by the courts to provide essential public services. This may adversely affect the ability of a creditor to realize a judgment against our assets.

Under a transfer agreement we entered into in connection with the privatization of GdE in the 1990s (the **"Transfer Agreement"**), liabilities for damages caused by or arising from the GdE assets are allocated to either GdE or us depending on whether any such damage arose or arises from the operation of the assets prior to or following the commencement of our operations. Also, pursuant to the Transfer Agreement, we are responsible for any defects in title to such assets, although any such defects are not expected to be material. The Transfer Agreement further provided that GdE was responsible for five years until December 1997 for the registration of easements related to the system, which were not properly recorded, and for the payment to property owners of any royalties or fees in respect thereof. Since 1998, we have been responsible for properly recording any remaining easement agreements and for making payments of royalties or fees related to such easements. See "Item 8. Financial Information."

Competition

Our natural gas transportation business faces only limited direct competition. Although there are no regulatory limitations on entry into the business of providing natural gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with natural gas distribution companies or end-users to transport a sufficient quantity of gas to justify the capital investment. In view of our current firm transportation contracts with our distribution company customers, and the other characteristics of the markets in which we operate, management believes that it would be very difficult for a new entrant to the natural gas transportation market to pose a significant

competitive threat to us, at least in the short to intermediate term. In the longer term, the ability of new entrants to successfully penetrate our market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for gas by end-users, sufficient investment in downstream facilities to accommodate increased delivery capacity from the natural gas transportation systems and the finding of significant natural gas reserves.

To a limited extent, we compete with TGN on a day-to-day basis for natural gas interruptible transportation services and from time-to-time for new natural gas firm transportation services made available as a result of expansion projects to the natural gas distribution companies to whom both we and TGN are either directly or indirectly connected (Camuzzi Pampeana, MetroGAS and BAN). We compete directly with TGN for the transportation of natural gas from the Neuquén basin to the greater Buenos Aires area.

The cost of natural gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivered cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

In addition, the Argentine government has implemented a number of projects to encourage the exploration and development of new natural gas reserves, or secure alternative supplies of natural gas, in recent years. See "Item 4. Our Information—B. Business Overview—Gas Transportation—the Argentine Natural Gas Industry." For example, the Northeast pipeline is a project, led by the Argentine government, which will connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The Argentine government is evaluating the development, terms and conditions to carry out the expansion works. The transportation capacity of this pipeline is anticipated to be approximately 978 MMcf/d.

In 2008 and 2010, the Argentine government, through ENARSA, finalized the construction of a liquefied natural gas regasification ports in Bahía Blanca and Escobar, which, are intended to supplement the natural gas supply deficit.

In March 2010, the governments of Argentina and Bolivia signed an addendum to the agreement entered into by both countries in 2006, with the purpose of achieving a 706 MMcf/d increase in natural gas imports, which has been implemented in stages since 2010. This agreement is expected to expire in 2026.

These large new natural gas projects could reduce future investments in the exploration of fields from which we transport natural gas and consequently could decrease the volumes transported by us as these gas fields are depleted, adversely affecting our revenues from the natural gas transportation and liquids production and commercialization business segments.

LIQUIDS PRODUCTION AND COMMERCIALIZATION

Our Liquids production and commercialization activities are conducted at our Cerri Complex, which is located near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral natural gas basins. The owners of the extracted Liquids are required to make in-kind deliveries of additional natural gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the natural gas. The results of our Liquids production and commercialization segment are subject to risks associated with commodity price changes. We do not currently hedge against commodity price risk.

We operate our Liquids business under two different types of contractual arrangements:

- Liquids production and commercialization for our own account: Under this type of arrangement, the Liquids products obtained at our Cerri Complex belong to us. We purchase natural gas in order to replace thermal units consumed in the liquids production process and agree with certain natural gas distributors and certain producers on the payment of richness (the quality and concentration of liquids in a given amount of natural gas) contribution incentives for natural gas with the possibility of higher liquid withdrawal. This category of our liquids business is most important in terms of revenue, percentage of transactions and profit.

- Liquids production and commercialization on behalf of third parties: We also process natural gas and market the Liquids products in exchange for a commission based on a percentage of the sale price. In some cases we process the natural gas and deliver the Liquids products to the natural gas producers who pay us a percentage on average monthly sale price obtained from our sales in the domestic or international markets (depending on the contract).

In the local market, we sell our production of propane to marketers at prices set semi-annually by the Federal Energy Bureau. On September 19, 2008, the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the butane bottles whereby the industry players committed to a substantial reduction in the price of butane bottles from October 1, 2008 to December 1, 2009, to support low-income consumers throughout Argentine, guaranteeing the supply of the LPG at a below market, fixed price to the producers with an annual quota allocated to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price, which was authorized by the Argentine government. There have been several extensions of the agreement by means of annual amendments, the most recent of which was signed on December 28, 2012 and is still pending ratification by the Executive Branch.

We sell our LPG exports to Petredec Limited (**"Petredec"**), under an export agreement entered into on September 12, 2013, following a private bidding process which provides for a lower price per ton of sold product than the prior agreement. The contract provides for sales of approximately 116,844 short tons of propane and 77,161 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract will expire on April 30, 2014. For the period September 2014 through April 2015, we will submit a new bid with customers for a new agreement to replace the existing one.

In December 2013, after a bidding process, we entered into an agreement for the sale of natural gasoline to Petroleo Brasileiro S.A. - PETROBRAS (**"Petroleo Brasileiro"**), which provides for sales of approximately 104,718 short tons at the NWE ARA price, less a fixed discount per metric ton. The agreement will run until November 30, 2014. Petroleo Brasileiro is an affiliate of the Petrobras Argentina Group, which is a 50% shareholder of CIESA, our controlling shareholder. However, this supply contract is on market terms according to the analysis and conclusions of our Audit Committee (the "**Audit Committee**").

Ethane is sold to PBB under a 10-year agreement that will expire on December 31, 2015. The minimum volume of ethane committed by us to sell PBB is 370,373 short tons per year. The price was fixed until December 31, 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. From 2008 to 2012, prices have increased 22.4%, 9.0%, 5.0%, 6.6% and 9.0% over the prior year. In 2013 the price was increased 11.9% as compared to 2012. We are currently negotiating the price for 2014 with PBB.

This business segment also comprises storage and dispatch by truck and subsequent shipment of the liquids extracted at the Cerri Complex in facilities located in Puerto Galván. LPG and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to the PBB olefins plant, which is the sole outlet for ethane from the Cerri Complex. Any ethane extracted at the Cerri Complex that cannot be sold to PBB is reinjected into the pipeline.

Our Liquids production and commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 72.0% in 2013, as a consequence of the adverse change in the regulated natural gas transportation segment, and the increases in the international prices of LPG and natural gasoline experienced during recent years, which generated higher revenues principally from exports. If prices decrease, it could have a significant adverse effect on our future earnings from this segment.

In 2013, our export revenues from Liquids production and commercialization segment were Ps. 1,135.1 million and represented 39.6% of our total net revenues and 54.9% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,001,319 short tons, and the volume of sales from Liquids exports was 315,379 short tons, representing 31.5% of our total liquids sales volumes. These export volumes also include sales made on account of third parties. Export

revenues from our liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for Liquids on the international markets.

The annual sales of the Cerri Complex for 2013, 2012 and 2011 in short tons were as follows:

	2013	2012	2011
Ethane	346,046	336,764	345,270
LPG	551,315	573,633	505,901
Natural Gasoline	103,958	108,559	106,096
Total	**1,001,319**	**1,018,956**	**957,267**

Our management anticipates that new oil and natural gas developments in Argentina will provide new opportunities in the liquids production and commercialization business and lead to related increases in revenues from our natural gas transportation and Liquids production and commercialization businesses.

Regulation

Liquids production and commercialization activities are not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for the local market at low prices, the Argentine government enacted Law No. 26,020, which is described in further detail below.

Since 2007, the Cerri Complex has experienced natural gas supply interruptions in the colder months as imposed by the Argentine government in order to increase the supply to households and thermoelectrical plants, considering the higher costs of alternative fuels and the reduction in natural gas production. Natural gas supply interruptions have been decreasing as a consequence of the growing imports of natural gas, which have been injected into the pipeline system by liquefied natural gas regasification vessels. Since 2008, natural gas injections from regasification vessels provided the local market with increasing quantities of natural gas, which amounted to 139.2 Bcf, 160.8 Bcf and 213.7 Bcf in 2011, 2012 and 2013, respectively.

On December 3, 2008, through Presidential Decree No. 2,067/08, the Executive Branch created a fiduciary fund to finance natural gas imports to be injected into the national pipeline system. The fiduciary fund is funded, among others, through the creation of a tariff charge to be paid by (i) the users of the transportation and/or distribution regulated services, (ii) natural gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems, and (iii) the natural gas processing companies. Certain entities, including us, were selected to receive a subsidy for the payment of the tariff charge since December 2008. However, in November 2011, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (which we refer to as the "Gas Tariff Resolutions") which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of our own consumption. The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing. See "Item 5. – Operating and Financial Review and Prospects—A. Operating Results—Discussion of Results of Operations for the Two Years Ended December 31, 2013 and 2012."

In order to avoid this damage, we appealed against the application of the Executive Branch decree and the Gas Tariff Resolutions including the Government, ENARGAS and MPFIPyS as defendants, and have obtained a preliminary injunction against the implementation of the charge against us pending a determination on the merits of the case. See "Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information – Legal and Regulatory Proceedings."

Furthermore, in March 2005, the Government enacted Law No. 26,020 which set the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Consequently, we are not able to select freely the markets to allocate LPG production and need a written authorization from the Federal Energy Bureau for each export operation. As we are effectively required to meet domestic demand before exporting significant amounts of LPG, we forego revenues from foreign markets with higher prices than those established for

local consumers by the Federal Energy Bureau, in order to satisfy the minimum market demand stated by the Federal Energy Bureau.

Since 2002, LPG and natural gasoline exports have been subject to a tax on exports. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

After the issuance of Resolution No. 127/08 by the Ministry of Economy, in March 2008, a variable export tax regime has been in force for the natural gasoline, propane and butane, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton, respectively), as notified daily by the Federal Energy Bureau. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices, the average effective tax rate for 2013 was 31.2%, 32.2% and 34.0% for propane, butane and natural gasoline, respectively.

Competition

YPF, together with Petroleo Brasileiro and Dow Argentina S.A., created Compañía MEGA S.A. (**"MEGA"**), which, at the end of 2000, finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Although the construction of this gas processing plant initially resulted in lower volumes of gas arriving at the Cerri Complex, we have been able to undertake measures to substantially mitigate any negative impact of MEGA. However, there is a risk that additional gas processing at the MEGA plant could result in lower volumes or lesser quality gas (i.e., gas with lower liquids content) arriving at the Cerri Complex in the future, or that other projects that may be developed upstream of the Cerri Complex could adversely affect our revenues from Liquids production and commercialization services.

To minimize the revenue impact of any project developed upstream of the Cerri Complex, since 2000, we have signed agreements with natural gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have access to the associated Liquids. Starting in 2005, we agreed with major natural gas producers who contracted with us to process their natural gas in the Cerri Complex, and we obtained the commitment of such natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements (10-year term in the case of those agreements signed in 2005 and 5-year term in those agreements entered into since 2006). From time to time and as these contracts expire, we renew and sign new agreements with natural gas producers to replace expiring contracts. In recent years, the terms of the new agreements have contemplated a term of expiration between 1 and 2 years. All of these recent agreements contain commitments of such gas producers not to reduce the quality of the natural gas that they sell to us.

OTHER SERVICES

Other services activities are not subject to regulation by ENARGAS.

Midstream Services

Through midstream services, we provide integral solutions related to natural gas from the wellhead up to the transportation systems. The services are comprised of gas gathering, compression and treatment, as well as construction, operation and maintenance of pipelines, which are generally rendered to natural gas and oil producers at the wellhead. Our portfolio of midstream customers also includes distribution companies, big industrial users, power plants and refineries. Our midstream activities include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas

pipelines. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters.

In addition, we provide operation and maintenance of pipelines services to our affiliates Gas Link S.A. (**"Link"**) and Emprendimientos de Gas del Sur S.A. (**"EGS"**).

In October 2012, ENARGAS issued Resolution No. 3,952/12 which authorized EGS to transfer its connection pipeline and service offerings in operation to us. The transfer was executed on December 17, 2013.

In respect of our construction services, in recent years, we provided new construction services associated with an extension of inflow facilities for regasified LNG from ships at Puerto de Ingeniero White near Bahía Blanca. In 2013, in addition to treatment and compression services rendered to several producers, such as Pluspetrol Energy S.A., YPF, and Petrobras Argentina Group, we provided a range of technical services related to connection to the gas transportation system, engineering inspection, project management, works inspection audits, dispatch management, professional technical counseling and instrument gauging tasks. Our customers for these services, include, among others, Aluar Aluminio Argentino S.A.C.I., ENARSA, YPF, Tecpetrol S.A., Profertil S.A. and Roch S.A. Moreover, in 2013, we increased our steam production in the co-generation unit located at the Cerri Complex, by improving heat recovery efficiency for the generation of electricity.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company formed in September 1998 for the purpose of providing value-added and data transportation services through the use of our modern digital land radio telecommunications system with Synchronous Digital Hierarchy (**"SDH"**) technology (which was installed for purposes relating to our gas transportation system).

During 2012, Telcosur executed several agreements which account for the increase in revenues as compared to last year:

- Pursuing its mid-term and long-term consolidation strategy, Telcosur attained capacity expansions through the renegotiation of existing agreements and the execution of new ones (Pan American Energy LLC Argentina Branch– Level 3 Argentina S.A.– Total Austral S.A. - Constructora Odebrecht S.A. – Eastel S.A. – British Telecom S.A.).

- We reached an agreement with Telecom S.A. for the lease of sites, thus capitalizing Telcosur's assets in the Bahía Blanca - Tierra del Fuego corridor.

C. Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:


Petrobras Argentina Group
EPCA
The Trust
CIESA (1)
Petrobras Argentina Group - 50%
The Trust - 40%
EPCA - 10%
TGS (1)
CIESA - 51%
Local and foreign investors - 25.89%
ANSES - 23.11%
Telcosur (1)
TGS - 99.98%
TGU (2)
Petrobras Argentina - 51%
TGS - 49.00%
Link (1)
Dinarel S.A. - 51%
TGS - 49.00%
EGS (1)
TGU - 51.00%
TGS - 49.00%

(1) Incorporated in Argentina.
(2) Incorporated in Uruguay.

As of the date of issuance of this Annual Report, we are performing the formal steps to liquidate TGU and EGS.

D. Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,675 miles long, of which 4,745 miles are of our property. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/inch^2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

Maintenance bases. Maintenance bases are located adjacent to the natural gas pipeline system in order to maintain the pipeline and related surface facilities and to handle any emergency situations which may arise. Personnel at these bases periodically examine the pipelines to verify their condition and inspect and lubricate pipeline valves. Personnel at the bases also carry out a cathodic protection system to ensure that adequate anti-corrosion systems are in place and functioning properly. They also maintain and verify

the accuracy of measurement instruments to ensure that these are functioning within appropriate industry standards and in accordance with the specifications contained in our service regulations.

Compressor plants. Compressor plants along the pipelines recompress the natural gas volumes transported in order to restore pressure to optimal operational levels, thereby ensuring maximum use of capacity as well as efficient and safe delivery. Compressor plants are spaced along the pipelines at various points (between 62 and 124 miles) depending upon certain technical characteristics of the pipelines and the required pressure for transport. Compressor plants include turbine-driven compressors or motor-driven compressors which use natural gas as fuel, together with electric power generators to supply the complementary electrical equipment (control and measurement devices, pumping, lighting, communications equipment, etc.).

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2013, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,079	30(2)	853/995	58	14	501,310
Neuba I/Loop Sur	732	24/30	853	15	9	61,300
Neuba II	1,064	30/36	975/995	20	6	179,300
Other [1]	870	Various	Various	6	3	7,500
Total	**4,745**			**99**	**32**	**749,410**

[1] Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239 miles, and the Chelforó-Conesa pipeline and other minor pipelines.
[2] Includes two tranches of 24 inches which correspond to the "Estrecho de Magallanes" gas pipeline.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The natural gas pipeline principally serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia. This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new compressor units. See "Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions."

Neuba I (Sierra Barrosa-Bahía Blanca). Neuba I was built in 1970 and was expanded by us in 1996. It is one of our two main pipelines serving our principal source of gas supply, the Neuquén basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the provinces of Río Negro, La Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the natural gas received from the Neuquén basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata natural gas fields. The gas delivered from Neuba I is subsequently compressed and injected into the Loop Sur and the General San Martín pipelines for transportation north to the greater Buenos Aires area.

Loop Sur. This gas pipeline was built in 1972 as an extension of Neuba I and runs parallel to a portion of the General San Martín gas pipeline. Located in the province of Buenos Aires, it transports natural gas from the Neuba I at the Cerri Complex in Bahía Blanca and terminates at the high pressure transmission ring around Buenos Aires, which we also operate. The natural gas delivered by this gas pipeline constitutes a portion of the natural gas supply for the greater Buenos Aires area. Loop Sur is also connected to the TGN system and allows

us to deliver natural gas to or receive natural gas from TGN. Such transfers occur occasionally during periods of high demand for natural gas.

Neuba II. Our newest natural gas pipeline, Neuba II, was built in 1988 and is our second pipeline serving the Neuquén basin. Neuba II was expanded four times between 1996 and 2000, and again in 2008. Neuba II begins at Repsol YPF's Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of natural gas for the Federal District and the greater Buenos Aires area. In 2008, this pipeline was expanded as a part of the Second Expansion, resulting in the construction of 153 miles of natural gas pipeline.

Other Pipelines. We also operate the Cordillerano natural gas pipeline, built in 1984, which receives gas from the Neuquén basin and supplies it mainly to three tourist centers in southern Argentina. In addition, we operate other minor pipelines, the high pressure transmission ring around Buenos Aires, the Chelforó-Conesa natural gas pipeline and other natural gas pipelines known as natural gas transfer pipelines.

Additional information regarding the expansion of our gas transportation system is included in "Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions."

Ancillary Facilities

Cathodic Protection System

Currently, we operate more than 280 cathodic protection devices, which are located along our main pipelines. The objective of this system is to prevent the corrosion process. The corrosion process causes metal loss, which, depending on the severity of the damage, may cause pipeline ruptures. Cathodic protection equipment includes DC rectifiers, and generators powered by thermic, turbine natural gas engines in locations where no electric lines are available. The system also includes an impressed current-deep anode, which facilitates circulation of electricity through the circuit formed by the generator, the anode itself, the pipe and the land.

Natural Gas Control System

Located at our Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows us to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units (**"RTUs"**) installed in the receipt and delivery points equipped with the electronic flow management (EFM) system. The information is normally collected by the Supervisory Control and Data Acquisition system (which has an ad-hoc database that is updated every 30 seconds on average) and is then consolidated into other databases. In order to control gas injection and deliveries, we have developed a software system called *Solicitud, Programación, Asignación y Control*, which, among other things, allows us to control actual volumes and projected future injections to determine producer deviations. As part of this system, we operate meteorological equipment and receive daily weather information from various sources, which is used for the purpose of forecasting natural gas demand.

Natural Gas Measurement

Shipped and delivered natural gas is measured through primary field facilities that are connected with RTUs. Such RTUs transmit the data to the Buenos Aires headquarters. This data is utilized to prepare reports for clients, shippers, producers and ENARGAS. Energy balances are also prepared in order to control our system efficiency.

Liquids Production and Commercialization

Our Liquids production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction cryogenic plant to recover ethane, LPG and natural gasoline, together with a lean oil absorption plant to recover LPG and natural gasoline. The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 1.6 Bcf/d.

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons of liquids. See "—Item 4. Our information. —B. Business Overview—Liquids Production and Commercialization" above.

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 113 MMcf/d and a total compression capacity of 29,960 HP, respectively. The following chart shows summary information regarding the treatment and compression plants' capacities as of December 31, 2013:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	85	27,000
Plaza Huincul	28	2,960
Total	**113**	**29,960**

Telecommunication

We own two interconnected networks beginning in the Buenos Aires Province which consist of: (i) a flexible and modern microwave digital network with SDH technology over more than 2,859 miles, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West, Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South; and (ii) a dark fiber optic network of approximately 1,056 miles, which covers the route La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza. There is also a network in the Patagonia region, which consists of a "lit" fiber optic network of approximately 374 miles, which covers the route Puerto Madryn – Pico Truncado.

In addition, the following networks were installed in 2010, 2011 or 2012: (i) a high capacity fiber optic network of approximately 745 miles, which links Buenos Aires – Bahía Blanca – Neuquén; (ii) a fiber optic network of approximately 497 miles, which covers the route Bahía Blanca – Puerto Madryn; and (iii) a high capacity fiber optic network of approximately 497 miles, which links Pico Truncado – Río Gallegos. In 2013, we installed 81 miles of fiber optic to connect the city of Río Gallegos and the radio station "El Cóndor" which is the southern most continental radio station in South America.

Environment and Quality

Federal and provincial laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards, and establish remedial obligations in certain circumstances'.

In general, we are subject to the requirements of the following federal environmental regulations:

- the National Constitution;

- Law No. 25,675 on National Environmental Policy;

- Law No. 24,051 on Hazardous Waste;

- Law No. 25,688 on Environmental Management of Waters;

- the Criminal Code; and

- the Civil Code.

- provincial legislation on the hazardous waste management, control of water resources, emission of greenhouse gases and environmental compliance.

The principal environmental issues arising from our operations are related to the release of natural and combustion gases into the atmosphere, emergencies and damages by third parties, environmental noise, generation of waste, and impact on the soil and water courses. We monitor all of these issues through a measurement and follow-up program. We also have an annual program of emergency drills to test our response capacity in the event of security or environmental emergencies.

The above description of the material Argentine environmental regulations is only a summary and does not be taken as a comprehensive description of the Argentine environmental regulatory framework.

Owing to the increasing complexity of environmental issues, in 2013 we created the Environmental Committee formed by the Vice Presidents of Operations, Services, Legal and Regulatory Affairs, Institutional Affairs and the Safety, Health, Environment and Quality ("SSMAC") Manager, and we launched the first Environmental Management Cultural Change Workshop.

As a result of our efforts to consolidate our continuous improvement processes, in 2013 we obtained the recertification of our Integrated System of Safety, Occupational Health, Environmental Issues, and Quality in accordance with OHSAS 18001, ISO 14,001and ISO 9001 standards.

We have established an environmental and industrial safety investment plan for the period of 2014-2016 with a budget of approximately US$5.1 million.

Safety

In 2013 we strengthened our processes which are designed to achieve our Zero Accident target. As part of our efforts, we included within our Integrated Management System tool a module for the management of "Safety Preventive Observations" and launched the implementation of the WATCH Program ("Mirá") in our operations areas. We believe these measures have contributed to our continuing trend of annual decreases in accident frequency and seriousness rates.

We also started to develop the Assets Management Program and continued deepening the Road Safety Program.

Insurance

We maintain insurance, subject to deductibles, against third-party liability, damage to our pipeline assets that pass under rivers or other bodies of water and the Straits of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers pursuant a standard D&O insurance. For additional information, see "Item 3. Key Information.—D. Risk Factors.—Risks Relating to Our Business— *Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.*"

Item 4A. Unresolved Staff Comments

We do not have any unresolved staff comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects should be read in conjunction with "Item 3. Key Information—A. Selected Financial Data" and our Financial Statements and the PwC report included elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

We fully adopted IFRS for the first time for our financial year ended December 31, 2013. The opening IFRS statement of financial position was prepared as of our transition date as of January 1, 2012 (the "**Transition Date**").All IFRS effective at December 31, 2013 were applied. For further information about the transition to IFRS see "Presentation of Financial and Other Information".

This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve certain risks, uncertainties and assumptions. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "will likely result," "intend," "projection," "should," "believe," "expect," "anticipate," "estimate," "continue," "plan" or other similar words. Our actual results may differ materially from those identified in these forward-looking statements. For more information on forward-looking statements, see "Cautionary Statement Regarding Forward-Looking Statements." In addition, for a discussion of important factors, including, but not limited to, the pesification of our tariffs and other factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see "Item 3. Key Information—D. Risk Factors."

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2013 and 2012 relate to the fiscal years ended December 31, 2013 and 2012, respectively.

For information relating to the presentation of financial information see "Presentation of Financial and Other Information."

Critical Accounting Policies and Estimates

We prepare our Financial Statements in pesos and in accordance with IFRS as issued by the IASB.

In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these assumptions in the ordinary course of our business, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different assumptions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

- impairment of property, plant and equipment;

- allowances for doubtful accounts; and

- provisions for legal claims and others

Impairment of property, plant and equipment

We consider each of our business segments to be a single cash generating unit. Accordingly, we evaluate the carrying value of our property, plant and equipment on a segment-by-segment basis in December of each year. In addition, we periodically evaluate the carrying value of our property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of the price of liquids and purchase costs of natural gas associated with our Liquids Production and Commercialization segment (including the impact of the Gas Tariff Resolutions) and Other Services segment, (ii) estimates relating to the timing, type and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of future costs to be incurred, (iv) the use of certain macroeconomic variables such as interest rates, inflation, changes in the exchange rate in accordance with the budget for the upcoming fiscal year approved by the Board of Directors. The discount rate is the weighted average cost of capital ("WACC").

We recorded no impairment losses of components of property, plant and equipment as of December 31, 2013 and 2012, and January 1, 2012.

Due to the uncertainties surrounding the tariff renegotiation process as describes in Note 16.a to our Financial Statements, estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of our natural gas transportation business segment at the end of each year. We considered two different scenarios:

- Scenario 1: we are able to reach an agreement with the Government regarding a tariff increase ("Scenario 1"); and

- Scenario 2: we are unable to reach an agreement with the Government, resulting in no tariff increase during the remaining term of our License, including the entire extension period ("Scenario 2").

As of December 31, 2013, we assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Government are also uncertain, we developed three different projected cash flow streams based on the timing, type and amount of our tariff increase based on the renegotiation process with the Government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the probability of occurrence of 95% to each projected cash flow—50%, 10% and 35%, respectively. Specific details of each cash flow streams as of December 31, 2013 were based on: (a) the status of the negotiations with the Government, (b) the status of the legal actions initiated by us in order to obtain the implementation of the tariff increase included in the 2008 Transitional Agreement and upheld by the Decree No. 1,918/09, (c) our current regulatory framework, (d) recent experiences and renegotiation agreements signed by other natural gas and electricity utility peers, and (e) management's expectations regarding other measures that management believes are likely to be taken by the Government to deal with the present economic situation of natural gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with the UNIREN, which was accepted by us (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

For further information about our tariff renegotiation process, see "Item 3. Key Information —D. Risk Factors —Risks Relating to Our Business—*Following the implementation of the Public Emergency Law in 2002, we have not received any increase in our regulated gas tariffs, which has adversely affected our gas transportation segment and net revenues*" and "Item 4 – B. Business Overview – Gas Transportation – Regulatory Framework – The Public Emergency Law and UNIREN".

We have prepared our projections under the assumption that the natural gas transportation tariff will be improved according to the current framework. However, we are not in the position to ensure that future changes in our tariff schedule will be in line with our estimates. Therefore, significant differences may arise in relation to the estimates and assumptions used as of the date of this Annual Report.

Based on those estimations, as the estimated discounted cash flows were higher than the carrying amount of such assets, we determined that the property, plant and equipment were not impaired under IFRS as of December 31, 2013.

In addition, we have performed a sensitivity analysis of the probability of occurrence of each scenario and we concluded that up to 18% increase in the weighted probability of the pessimistic case (from 35% to 53%) and a 10% reduction in the probability of occurrence of the optimistic case (from 10% to 0%) and an 8% reduction in the probability of occurrence of the base case (50% to 42%) would not generate adjustment for impairment.

As mentioned in "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.", effective April 1, 2014, the Company obtained a 20% increase in its tariffs confirming in part the Company's projected increases. This increase together with the changes in economic variables triggered a reevaluation of the impairment testing previously performed as of year end. As a result of this reevaluation the conclusion did not differ from the previous one and no impairment was necessary.

Allowances for doubtful accounts

We provide for doubtful accounts relating to accounts receivables. The allowance for doubtful accounts is based on the evaluation of various factors, including the credit risk of customers, historical trends and other information. While we uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. We have considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and our Financial Statements reflect that consideration.

Provisions for legal claims and others

We have certain contingent liabilities with respect to legal and regulatory proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments as of the time the accruals are made, estimates of the outcomes of these matters and our lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

We believe that our accounting policy relating to the allowances for doubtful accounts and provision for legal claims and others is a "critical accounting policy" because:

- It requires our management to make estimates and assumptions that are highly susceptible to change from period to period.

- The impact that recognizing or reversing allowances for doubtful accounts and provisions for legal claims and others would have on our consolidated balance sheet as well as on the results of our operations could be material.

Factors Affecting Our Consolidated Results of Operations

As we are an Argentine *sociedad anónima* and all of our operations and operating assets are located in Argentina, we are affected by general economic conditions in the country, such as demand for natural gas, inflation and fluctuations in currency exchange rates. In particular, these factors affect our operating costs and revenues.

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that has occurred since 2002, (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the regulated tariff for the transportation and distribution of natural gas, and (iv) generally increasing international prices of LPG and natural gasoline.

For the year ended December 31, 2013, 72.1% of our net revenues were attributable to our Liquids production and commercialization segment and approximately 23.1% of our net revenues attributable to our natural gas transportation segment.

The following table sets forth, for the years indicated, the variation of key economic indicators in Argentina during the years indicated, as reported by official sources.

	December 31,										
	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
WPI	10.8	13.1	12.7	14.8	10.0	8.8	14.4	7.2	10.6	7.9	2.0
CPI	10.6	10.5	9.2	10.5	7.3	7.2	8.5	9.8	12.3	6.1	3.7
Devaluation of pesos vs. U.S. dollar	32.6	14.3	8.2	4.6	10.0	9.7	2.8	1.0	1.8	1.7	13.1
Real GDP (% change)	4.9	1.8	8.9	9.2	0.9	6.8	8.7	8.5	9.2	9.0	8.8
Industrial production (% change)	(0.2)	(1.2)	6.6	9.7	0.1	5.0	7.6	8.4	8.4	10.7	16.2

Source: INDEC, Banco de la Nación Argentina.

In January 2007, the INDEC, which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, modified its methodology for calculating the Consumer Price Index (the "**CPI**"). Some private analysts have suggested that the change was driven by Argentina's policy to control inflation and reduce payments on its inflation-linked bonds and have materially disagreed, and continue to disagree, with INDEC's official inflation data (as well as other economic data affected by inflation data, such as poverty and GDP estimates). Laws and regulations currently governing the Argentine economy may continue to change in the future and these changes may adversely affect our business, financial condition or results of operations. For more information, see "Item 3. Key Information—D. Risk Factors. —Risks Relating to Argentina" Our Financial Statements do not include any adjustments or reclassifications that might result from the outcome of the uncertain economic and political environments in Argentina.

Year to year fluctuations in our net income are a result of a combination of factors, including principally:

- The volume of liquids products we produce and sell;

- Changes in international prices of LPG and natural gasoline;

- Regulation affecting our liquids business, including Law No. 26,020 (which requires us to meet domestic demand before exporting LPG) and the export tax regime (which imposes an effective price cap on our sales of LPG and natural gasoline);

- Changes in the input costs related to the liquids production and commercialization segment, including the Gas Tariff Resolutions;

- The availability of natural gas and its richness;

- Fluctuation in the Argentine peso / U.S. dollar exchange rate;

- Local inflation and its impact on costs expressed in Argentine pesos; and

- Other changes in laws or regulations affecting our operations, including tax matters.

Discussion of Results of Operations for the Two Years Ended December 31, 2013 and 2012

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2013 and 2012, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2013 compared to year ended December 31, 2012	
	2013	2012		Percentage
			Variation	Change
Revenues from sales	**2,865.0**	**2,575.0**	**290.0**	**11.3%**
Operating costs	(1,365.7)	(1,128.1)	(237.5)	(21.1%)
Depreciation	(229.6)	(223.6)	(6.0)	(2.7%)
Costs of sales	**(1,595.3)**	**(1,351.7)**	**(243.6)**	**(18.0%)**
Gross profit	**1,269.7**	**1,223.2**	**46.4**	**3.8%**
Administrative and selling expenses	(575.1)	(517.5)	(57.6)	(11.1%)
Other operating income / (expenses)	12.1	(4.0)	16.0	400.0%
Operating profit	**706.6**	**701.8**	**4.9**	**0.70%**
Net financial results	(532.7)	(342.4)	(190.3)	(55.6%)
Share of (loss) / profit from associates	(0.5)	0.2	(0.7)	(350.0%)
Income tax expense	(65.9)	(126.8)	60.9	48.3%
Total comprehensive income	**107.5**	**232.7**	**(125.2)**	**(53.8%)**

Year 2013 Compared to Year 2012

Total comprehensive income

For the year ended December 31, 2013, we reported a total comprehensive income of Ps. 107.5 million, in comparison to the Ps. 232.7 million reported in the year 2012.

The decline in total comprehensive income during 2013 mainly stems from the negative impact of Ps. 190.3 million recorded in the net financial expenses, which is mostly attributable to the impact of the foreign exchange loss generated by our U.S. dollar denominated debt. The slight operating profit increase, of Ps. 4.9 million, was mainly driven by: (i) a gradual increase in fixed costs in the Natural Gas Transportation business segment that were not compensated by a revenue increase, given that the implementation of a tariff adjustment has not been implemented in fourteen years, (ii) the increase in the variable costs of the Liquids Production and Commercialization business segment, and (iii) increased selling and administrative expenses.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2013 and 2012 represented 55.7% and 52.5%, respectively, of net revenues reported in these years.

Administrative and selling expenses for the years ended on December 31, 2013 and 2012 represented 20.1% of net revenues reported in both of these years.

See. "—Analysis of Operating Profit by Business Segment for the years ended December 31, 2013 and 2012."

Share of (loss) / profit from associates

In the year ended December 31, 2013, we recorded a share loss from associates of Ps. 0.5 million, compared to the profit of Ps. 0.2 million recorded in the year ended December 31, 2012. The loss from associates was principally due to the loss on our investments in Link during 2013 due to the increase in the financial expenses.

Net Financial Results

Net financial results for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(in millions of pesos)	
Financial income		
Interest income	150.7	35.7
Foreign exchange gain	159.0	70.1
Subtotal	**309.7**	**105.8**
Financial expenses		
Interest expense	(230.8)	(190.3)
Foreign exchange loss	(627.0)	(239.1)
Derivative financial instruments results	38.0	-
Other financial charges	(29.8)	(24.8)
Less: Amounts capitalised on qualifying assets	7.2	5.9
Subtotal	**(842.4)**	**(448.3)**
Total	**(532.7)**	**(342.5)**

Total net financial expenses were Ps. 532.7 million for the year ended December 31, 2013, compared to Ps. 342.4 million reported in 2012. This negative variation is primarily attributable to a higher foreign exchange loss generated by our U.S. dollar denominated debt obtained to finance the acquisition of fixed assets, of which 90% correspond to the Natural Gas Transportation business segment. The greatest negative impact on our financial expense was the effect of the foreign exchange loss of Ps. 299.0 million arising from the higher devaluation of the Peso during 2013. This effect was partially offset by a Ps. 38.0 million gain on derivative financial instruments and a Ps. 115.0 million gain on interest generated by investments as a result of higher interest rates and higher amounts invested in 2013.

To partially offset the negative impact of the Argentine peso exchange rate variation against the U.S. dollar –which represented an increase of approximately 20% as of February 10, 2014- on our net monetary liability position, in the year 2014 we continue the mitigation actions we started in 2013, including currency forward agreements and investments in financial instruments which reflect the variation in the exchange rate.

Analysis of Operating Profit by Business Segment for the Two Years Ended December 31, 2013 and 2012

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2013 and 2012:

	Year ended December 31,			Year ended December 31, 2013 compared to year ended December 31, 2012	
	2013	**2012**			**Percentage**
				Variation	**Change**
Natural Gas Transportation					
Revenues from sales	661.0	603.4		57.7	9.6%
Cost of sales	(521.9)	(473.4)		(48.5)	(10.2%)
Gross profit	**139.1**	**129.9**		**9.2**	**7.1%**
Administrative and selling expenses	(124.2)	(102.6)		(21.6)	(21.0%)
Other operating income / (expense)	14.6	(4.3)		18.9	439.5%
Operating profit	**29.5**	**23.0**		**6.5**	**28.3%**
Liquids Production and Commercialization					
Revenues from sales	2,065.3	1,835.7		229.6	12.5%
Cost of sales	(994.7)	(791.1)		(203.6)	(25.7%)
Gross profit	**1,070.6**	**1,044.6**		**26.0**	**2.5%**
Administrative and selling expenses	(421.6)	(396.6)		(25.0)	(6.3%)
Other operating (expense) / income	(2.1)	0.4		(2.5)	(625%)
Operating profit	**646.9**	**648.4**		**(1.5)**	**(0.2%)**
Other services					
Revenues from sales	138.6	135.9		2.8	2.0%
Cost of sales	(78.7)	(87.2)		8.5	9.7%
Gross profit	**59.9**	**48.7**		**11.3**	**23.2%**
Administrative and selling expenses	(29.3)	(18.3)		(11.0)	(60.1%)
Other operating expense	(0.4)	-		(0.4)	(100%)
Operating profit	**30.3**	**30.4**		**(0.1)**	**(0.3%)**

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 23.1% and 23.4% of our total revenues during the years 2013 and 2012, respectively. Following the implementation of the Public Emergency Law in 2002, we have not received any increase for our regulated natural gas transportation tariff until April 7, 2014. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation. Since the implementation of the Public Emergency Law in 2002, we have not received any increase for our regulated natural gas transportation tariff nor for our O&M Agreement and CAU tariffs, we were no longer able to offset the impact of the inflation on our costs. For that reason, revenues for our regulated natural gas transportation segment decreased in real terms and we have suffered a deterioration of our operating performance.

The CAU is a charge created by ENARGAS to compensate us for the operation and maintenance of the natural gas transportation assets, mainly pipeline expansions owned by the Gas Trusts. We have had to face increasing operation and maintenance costs throughout the years, whereas the CAU has not been modified since it was created in November 2005. The CAU is less than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any

investment in the construction and expansion of these assets. Revenues relating to the CAU amounted to Ps. 49.6 million, and Ps. 52.4 million for the years ended December 31, 2013 and 2012, respectively. See "Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions."

Through Executive Branch Decree No. 1,918/09, the Argentine government ratified the 2008 Transitional Agreement signed by us and UNIREN, which provides for a tariff increase effective as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the tariff with retroactive effect. On April 7, 2014, ENARGAS issued Resolution No. I-2852 which contemplates a cumulative 20% transitional tariff increase fully effective August 1, 2014 for the natural gas transportation business segment. The 2008 Transitional Agreement and the tariff increase granted by Resolution No. I-2852 will be in force until the effective date of the Renegotiation Agreement to be signed with the Argentine government. In 2010 we filed an *acción de amparo* (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. Although the transitional tariff increase beginning April 2014 and fully effective on August 1, 2014 has been granted by ENARGAS, as of the date of this Annual Report, we do not have receive any instruction to bill the retroactive tariff increase contemplated in the 2008 Transitional Agreement and therefore consider this last increase a partial implementation of 2008 Transitional Agreement.. For further information, see "Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business— *Following the implementation of the Public Emergency Law in 2002, we have not received any increase in our regulated gas tariffs, which has adversely affected our gas transportation segment and net revenues*" And "Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Adjustment of Rates."

During 2013, the Natural Gas Transportation business segment recorded an operating income of Ps. 29.5 million, compared to Ps. 23.0 million in 2012. The main factors that affected the results of operations of this segment during 2013 are the following:

- Revenues from the Natural Gas Transportation business segment increased by Ps. 57.7 million for the year ended December 31, 2013 compared with the previous year, despite the fact that the tariff increase had not yet been implemented. The increase is primarily due to higher volumes transported under interruptible natural gas transportation contracts.

- Revenues related to natural gas firm transportation contracts amounted to Ps. 517.7 million and Ps. 494.7 million, and revenues related to interruptible natural gas transportation service amounted to Ps. 66.6 million and Ps. 35.1 million for the years ended December 31, 2013 and 2012, respectively.

- Costs of sales and administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 70.1 million, from Ps. 576.0 million to Ps. 646.1 million, as compared to the year ended December 31, 2012. This increase was mainly attributable to higher labor costs relate to the joint negotiations during 2013, amounting Ps. 52.5 million and an increase of Ps. 15.5 million in taxes and contributions.

- The positive variation in Other operating income was mainly due to the reversal of allowances for doubtful accounts amounting Ps. 18.3 million attributable to the collection of the notes issued by MetroGAS S.A. See "Item 8.A—Financial Information—Consolidated Statements and Other financial information. Other Litigations—for more information.

Liquids Production and Commercialization Segment.

Unlike the natural gas transportation segment, revenues of the Liquids production and commercialization segment are not subject to full regulation by ENARGAS and the Federal Energy Bureau. However, in recent years, the Argentine government has enacted a number of laws and regulations that have limited our ability to realize commercialize at the full international market prices for all of the liquids that the Cerri Complex produces. In addition, ENARGAS has the ability to redirect the volumes of natural gas in the system to cover certain uses and that may result in lower volumes of natural gas to be processed in the

Cerri Complex. See "Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization—Regulation" for more information.

The Liquids production and commercialization segment represented 72.1% and 71.3% of our total net revenues during the years ended December 31, 2013 and 2012, respectively. Production and Commercialization of Liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, propane, butane and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

All ethane produced by our Liquids segment in the year ended December 31, 2013 was sold locally under a long-term contract with PBB. In 2013, we sold 61.7% of our production of LPG in the local market to LPG marketers (55.4% in 2012), with the remainder exported to Petrobras Global Trading BV (from January to September 2013) and to Petredec (from September to December 2013). In addition, all natural gasoline produced during the 2013 year was exported to Petroleo Brasileiro, also a related party, under a contract that was renewed in December 2013 and will expire in November 2014. For more information about these contracts, see "Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization."

The total annual sales for the Cerri Complex for 2013 and 2012 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31, (volumes in short tons)		Year ended December 31, 2013 compared to year ended December 31, 2012 (volumes in short tons)	
	2013	2012	Increase / (Decrease)	Percentage Change
Local Market				
Ethane	346,046	336,764	9,282	2.7%
LPG	339,894	317,716	22,178	7.0%
Subtotal	**685,940**	**654,480**	**31,460**	**9.7%**
Exports				
LPG	211,421	255,917	(44,496)	(17.4%)
Natural Gasoline	103,958	108,559	(4,601)	(4.2%)
Subtotal	**315,379**	**364,476**	**(49,097)**	**(21.6%)**
Total Liquids	**1,001,319**	**1,018,956**	**(17,637)**	**(11.9%)**

Export revenues from our Liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for liquids on the international markets. See "Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information—Exports." Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline, propane and butane, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton, respectively), respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices, the average effective tax rate for 2013 was 31.2%, 32.2% and 34.0% for propane, butane and natural gasoline, respectively.

During 2013, the Liquids Production and Commercialization business segment recorded an operating income of Ps. 646.9 million, compared to Ps. 648.4 million in 2012. The main factors that affected the results of operations for this segment during 2013 were the following:

- The Liquids Production and Commercialization segment revenue increased by Ps. 229.6 million in 2013, compared with the previous year, mainly due to an increase of Ps. 300.8

million in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and higher revenues derived from logistics services rendered in Puerto Galván amounting to Ps. 24.0 million. Both effects were partially offset by a decline in the international reference price of Ps. 46.5 million and a lower volume exported in order to meet the higher local demand for LPG, resulting in a Ps. 63.0 million decrease in net revenues.

On average, prices of LPG were lower than prices reported in the previous year. In the second half of the year we conducted a price bid for our new export agreement, and due to market conditions at the conclusion of the bid, we obtained a considerable decrease in the final price, despite the unstable scenario in the international market. On the other hand, Cerri Complex's processing activities were restricted by the policy adopted by the Government to guarantee the supply of natural gas. In spite of this, through adequate temporal management of the complex and its facility maintenance plans, we have been able to mitigate the negative impact of the drop in processing activity, and obtain a higher yield of processed natural gas volumes.

- Costs of sales, administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 228.6 million, from Ps. 1,187.7 million to Ps. 1,416.3 million, as compared to the year ended December 31, 2012. This increase was mainly due to: (i) a Ps. 156.1 million increase in variable production costs of liquids resulting from the rise in the price of natural gas, purchased as Replenishment Thermal Plant ("RTP") for the Cerri Complex, (ii) a Ps. 18.4 million increase in tax from sales, and (iii) a Ps. 12.3 million increase in labor costs.

During 2013, there have been changes in the liquid processing framework agreement with producers and shippers which had a significant impact on our operating costs. For this reason, we negotiated the renewal of the agreements to purchase natural gas with our suppliers in order to ensure the arrival of this raw material with higher calorific power to the Cerri Complex.

These costs had a negative impact on the operating margins of the Liquids production and commercialization business segment, which in prior years had managed to offset the negative effect of tariff freezing in the Natural Gas Transportation segment.

As described in "Item 4. Our Information— B. Business Overview—Liquids Production and Commercialization—Regulation," in 2008, the Executive Branch created the gas tariff charge under Presidential Decree No. 2,067/08. The gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011. We are currently disputing the increased gas tariff charge, and the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, has issued a preliminary injunction in July 2012, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or attempt to collect from us the gas processing tariff charge, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of the Gas Tariff Resolutions, pending resolution of the dispute. See "Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information – Tax Claims."

We have not recorded the increase of the charge for gas consumption since July 2012, when we obtained the injunction. The increased natural gas processing tariff charge that was recorded in our financial results for the year ended December 31, 2012, resulted in an increase of Ps. 135.1 million in our cost of sales for 2012. If the injunction had not been obtained, the impact of the Gas Tariff Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Tariff Resolutions for the year ended December 31, 2013, assuming that we were able to recover the charge to the sales price of the product, would have resulted in an additional net expense of Ps. 123.9 million and a net loss for the year ended December 31, 2013.

In addition, the cumulative impact on retained earnings since we obtained the injunction would have been involved a reduction of Ps. 189.4 million.

Other Services.

This segment includes midstream and telecommunications services. Midstream services include gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. These services are rendered by us or through our affiliates Link, TGU and EGS. As of the date of issuance of this Annual Report, we are performing the formal steps to liquidate TGU and EGS. Telecommunications services are provided by Telcosur.

During 2013, the Other services business segment recorded an operating income of Ps. 30.3 million, compared to Ps. 30.4 million in 2012. The main factors that affected the results of operations of this segment during 2013 are the following:

- Other Services revenues increased by Ps. 2.8 million for the year ended December 31, 2013 compared to 2012, primarily due to higher revenues of Ps. 26.8 million in fiscal year 2013 for construction services related to the expansion of the pipeline system and facilities for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank imported by ship, located near the city of Bahia Blanca in the Province of Buenos Aires. This effect was offset in 2013 by higher revenues from steam generation services for electricity generation (Ps. 12.1 million), the positive impact of the variation in the exchange rate of the Argentine peso against the U.S. dollar, the effect price adjustments (approximately Ps. 12.0 million) had on the revenues from natural gas treatment and conditioning services and an increase of Ps. 2.8 million in the telecommunication services provided by Telcosur after the consummation of new long-term agreements.

- Costs of sales, administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 2.5 million, from Ps. 105.5 million to Ps. 108.0 million, as compared to the year ended December 31, 2012. The decrease was principally attributable to lower cost of services rendered to third parties of Ps. 15.8 million. This effect was partially offset by the increase in labor cost of Ps. 4.9 million and higher turnover tax of Ps. 7.8 million.

B. Liquidity and Capital Resources

In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and achieve our objectives. Along these lines, and as a guiding principle, financial solvency is our main objective. In our opinion, our working capital is sufficient to meet our present operating costs and capital expenditures.

To preserve cash surpluses, we invest in low risk and highly liquid financial assets offered by high quality financial institutions that are located in Argentina, the United States of America and Europe. Our policy is designed to limit exposure to any one institution.

In the short term, the most significant factors generally affecting our cash flow from operating activities are: (i) fluctuations in international prices for LPG products, (ii) fluctuations in production levels and demand for our products and services, (iii) changes in regulations, such as taxes, taxes on exports, tariff for our regulated business segment and price controls, and (iv) fluctuations in exchange rates.

In December 2004, we restructured for the first time substantially all of our debt obligations by means of an exchange offer for new notes (the "**Restructured Notes**"), which was accepted by creditors holding 99.76% of the principal amount of the debt that we sought to restructure. Taking into account the governing law of the unrestructured amount, in July 2012 our Board of Directors has deemed claims of creditors barred pursuant the statute of limitations.

Beginning in April 2007, we began a series of steps to refinance the Restructured Notes and the amended and restated loan agreements with Inter-American Development Bank (the "**Amended Loans**").

These steps included a tender offer and proxy solicitation with respect to all of the Restructured Notes (the **"Tender Offer"**), which was completed in May 2007 and accepted by 78.4% of the noteholders; a new notes offering (described below); an optional prepayment of amounts outstanding under the Amended Loans; and the redemption of all of the Restructured Notes remaining after the completion of the Tender Offer. Concurrent with the Tender Offer, we commenced an offering of new notes in an aggregate principal amount of US$500 million (the **"2007 Notes"**) pursuant to our Medium Term Note Program (the **"2007 Program"**), which provides for the issuance of up to a maximum principal amount of US$650 million in notes. The interest rate for the 2007 Notes is fixed at 7.875%, and the maturity date is May 14, 2017. The principal amount will be amortized in four equal payments, which will mature on May 14, 2014, 2015, 2016 and 2017.

Between August 2008 and August 2010, we cancelled 2007 Notes with a nominal value of US$125,976,000, which were purchased by us on market, at prices lower than their nominal value. These purchases and cancellations helped us to reduce our finance costs.

In order to improve the maturity profile of our financial debt, in January 2014 we launched an offer for a voluntary exchange of the 2007 Notes (the **"Exchange Offer"**). The Exchange Offer settled on February 11, 2014. We accepted 67% of the 2007 Notes, US$250,741,000 aggregate principal amount and issued US$ 255,451,506 of new notes (the **"2014 Notes"**) pursuant to our Medium Term Note Program approved by the CNV on January 3, 2014 (the **"2014 Program"**). The 2014 Notes bearing interest at a fixed rate of 9.625% per annum, and the principal will be amortized in four equal payments, which will mature on May 14, 2014, 2018, 2019 and 2020.

As of the date of this Annual Report, our total indebtedness under the 2007 Notes amounted to US$123,283,000 and thus, the amortization payments are expected to amount to US$30,820,750 payable in each of 2014, 2015, 2016 and 2017, respectively. Our total indebtedness under the 2014 Notes amounted to US$ 255,451,506 and thus, the amortization payments are expected to amount to US$63,862,876 payable in each of 2014, 2018, 2019 and 2020. See "Item 10. Additional Information – C. Material Contracts –Debt Obligations."

During 2013, we implemented actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering currency forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we will invest in financial instruments which reflect the variation of the exchange rate. In light of the current financial crisis and the macroeconomic environment, our ability to finance our financial debt payments could be limited.

In 2012 and 2013, increased prices and volumes in our Liquids production and commercialization segment have compensated for the increases in our operational costs and the decrease in the revenues from natural gas transportation and other business segments. Even though on February 10, 2014 the Argentine peso depreciated approximately 20% against the U.S. dollar, a potential future new devaluation of the peso, additional capital expenditures required by the Argentine government or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

Our primary sources and uses of cash during the years ended December 31, 2013 and 2012 are shown in the table below:

	Years ended December 31,	
	2013	2012
	(in million of pesos)	
Cash and cash equivalents at the beginning of the year	693.0	346.7
Cash flows provided by operating activities	871.0	509.7
Cash flows used in investing activities	(484.6)	(202.2)
Cash flows (used in) / provided by financing activities	(238.1)	20.0
Net increase in cash and cash equivalents	148.2	327.5
Foreign exchange gains on Cash and cash equivalents	52.5	18.8
Cash and cash equivalents at the end of the year	**893.8**	**693.0**

Cash Flows Provided by Operating Activities

Cash flows from operating activities for the year ended December 31, 2013 increased by Ps. 361.2 million, principally due to the higher cash flow generated by the non-regulated business, of approximately Ps. 139.5 million, and the regulated business segment, of approximately Ps. 122.6 million, which was mainly due to the collection of MetroGAS' past due accounts receivables after the payment agreement of December 30, 2013. In addition, during 2013 we made lower income tax payments of Ps. 57.2 million.

Cash Flows Used in Investing Activities

Cash flows used for investing activities increased by Ps. 282.4 million primarily as a result of the placement of investments, other than cash and cash equivalent, in order to hedge exposure to changes in the exchange rate due to our financial indebtedness denominated in U.S. dollars.

Cash Flows (Used in) / Provided by Financing Activities

Cash flows used in financing activities increased by Ps. 258.1 million mainly due to dividend payments authorized at the Board of Directors meetings held on December 6, 2012 and March 18, 2013 of Ps. 145.3 million and Ps. 118.3 million, respectively, according to the resolutions of the General Annual Shareholders' Meeting held on April 12, 2012. These dividends were paid during the first half of 2013.

Description of Indebtedness

As described above, in June 2007 we issued the 2007 Notes and in February 2014 we issued the 2014 Notes in exchange for tendered 2007 Notes. We are subject to several restrictive covenants under both series of notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Because our 2007 and 2014 Notes amortize beginning on May 14, 2014, we will have annual obligations from 2014 to repay principal on such debt. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders and limitations on our ability to sell our assets. See "Item 10. Additional Information—C. Material Contracts—Debt Obligations" for a detailed discussion of the terms of our financial debt, including the interest rates and material covenants applicable to such indebtedness.

On August 24, 2012, we signed a Ps. 20.0 million loan with Santander Río Bank (the "**Santander Loan**"), which bears interest at fixed rate of 15.01% per annum, payable monthly. The Santander Loan amortizes principal in nine quarterly and equal installments of Ps. 2.2 million, beginning on August 26, 2013 and matures in August 2015.

During 2013, we obtained two loans. The first, on November 22, 2013, was a financial loan of Ps. 20.0 million received from Banco Itaú Argentina S.A. Payments of principal are due in 25 equal and consecutive monthly installments beginning in November 2014. The loan bears an interest rate of 15.25%, and it must be repaid on a monthly basis after its execution.

Also, on December 3, 2013, we obtained a loan from Banco Macro S.A. of Ps. 10.0 million. The loan bears an interest rate of 15.25%, to be repaid monthly. Payments of principal are due in equal and consecutive monthly installments beginning in July 2014 and ending in April 2017.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2014-2016 period, in millions of U.S. dollars, are set forth in the following table:

	2014	2015	2016	Total
Gas transportation				
Reliability and others	23.0	34.3	24.8	82.1
Expansions [(1)]	3.4	-	-	3.4
Operational efficiencies	-	-	-	-
Total	**26.4**	**34.3**	**24.8**	**85.5**
Liquids production and commercialization				
Reliability and others	10.1	5.2	5.2	20.5
Expansions	-	-	-	-
Operational efficiencies	0.4	-	-	0.4
Total	**10.5**	**5.2**	**5.2**	**20.9**
Other services[(2)]	8.4	2.0	0.5	10.9
Total Capital Expenditures	**45.3**	**41.5**	**30.5**	**117.3**

[(1)] Financed by our clients through advances for the prepayment of the service to be provided.
[(2)] The corresponding works of 2014 will be financed by our clients through prepayment of the service to be provided.

We currently expect that our capital investment requirements will be financed primarily by cash from operations.

Currency and Exchange Rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because most of our debt obligations are denominated in U.S. dollars and more than Ps. 835.0 million of our annual revenues are peso-denominated. Contributing to this exposure are the measures taken by the Government since the repeal of the Convertibility Law and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization segment, approximately 90% of which are denominated in U.S. dollars. See "Item 3-Key Information Exchange Rates Information."

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits. In addition, in order to reduce our exposure to currency exchange rates, during 2013 our Board of Directors approved a change in our investment policy allowing us to invest in funds and other instruments to compensate for the negative impact of the variation of the peso against the U.S. dollar on our net liability position, which is primarily in U.S. dollars. To that end, as of December 31, 2013, some of our funds were in dollar-linked mutual funds and public bonds nominated in U.S. dollars. In addition, we have entered into forward purchase transactions. For further information see "-Derivative Financial Instruments" below.

Our financial debt obligations denominated in foreign currency as of December 31, 2013, amounted to US$377.7 million (Ps. 2,463.0 million). As of December 31, 2013, we also had the equivalent of US$10.5 million (Ps. 68.3 million) of trade and other payables denominated in U.S. dollars. Finally, US$101.2 million (Ps. 655.7 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$287.0 million as of December 31, 2013.

We estimate, based on composition of our balance sheet as of December 31, 2013, that every Argentine peso exchange rate variation of 10% against the U.S. dollar, plus or minus, would result in a variation of Ps. 187.6 million of our consolidated net position in U.S. dollars. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

Beginning in September 2013, we entered into forward purchase transactions of U.S. dollars to cover the risk exposure associated with exchange rates derived from our financial debt for an aggregate amount of US$122.7 million. These forward contracts settled on November 29, 2013 (US$14.7 million), December 30, 2013 (US$33 million) and December 31, 2013 (US$75 million). The fair value of the outstanding derivative financial instruments as of December 31, 2013 is Ps. 26.5 million.

In January and February 2014, we entered into forward purchase transactions of U.S. dollars with some banks for an aggregate amount of US$80 million. In addition, we entered into future purchase contracts of U.S. dollars in the Rosario Future Exchange ("Rofex") for an aggregate amount of US$25 million. These forward and future contracts will settle on May 30, 2014. The weighted average exchange rate was set at Ps. 8.589 per $1.

We do not enter into derivative financial instrument agreements for speculative purposes.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our all of debt obligations are fixed.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See "A. Operating Results—Discussion of Results of Operations for the Two Years ended December 31, 2013 and 2012" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings."

E. Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our consolidated Financial Statements. All of our interests in and/or relationships with our subsidiaries are recorded in our consolidated Financial Statements. See "B. Liquidity and Capital Resources—Derivative Financial Instruments."

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2013:

	Payment due by period (in millions of pesos)				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt Obligations[(1)]	2,882.5	797.1	2,085.4	-	-
Purchase Obligations [(2)]	403.3	380.8	22.5	-	-
Other Long-Term Liabilities[(3)]	45.7	45.7	-	-	-
Total	**3,331.4**	**1,223.5**	**2,107.9**	**-**	**-**

(1) Refers to amortization and interest payments on the 2007 Notes as described in "Item 5. Operating and Financial Review of Prospects – Description of indebtedness." and "Item 10 – Additional Information. C.Material Contracts", respectively.
(2) Refers to agreements for the purchase of natural gas used in our liquids production and commercialization activities.
(3) Refers to the estimated technical assistance service agreement to be paid to Petrobras Argentina Group pursuant to Section 2.5 of the Technical Assistance Service Agreement. For more information see, "Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement."

The 98.2% of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso

amounts using the selling exchange rate of US$1.00 = Ps. 6.521 as of December 31, 2013. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a board of directors consisting of nine directors and nine alternate directors. In the absence of one or more directors, alternate directors will attend meetings of the Board of Directors. Directors and alternate directors are elected at an ordinary meeting of shareholders and serve one- to three-year renewable terms, as decided by the shareholders.

Under our By-laws and Argentine law, the Board of Directors is required to meet at least once every three months. A majority of the members of the Board of Directors constitutes a quorum, and resolutions must be adopted by a majority of the directors present. In the case of a tie, the Chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote. Upon motion by the Chairman, our Board of Directors' meetings may be held by video or telephone conference.

The current Board of Directors was elected by our shareholders at the General Annual Shareholders' Meeting held on April 29, 2011, for a three-year term.

The Shareholders' Agreement (as defined in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders' Agreement") contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters.

As we mentioned above, in December 2008, as a consequence of the enactment of Law No. 26,425, the *Administradoras de Fondos de Jubilaciones y Pensiones* (pension fund management companies or **"AFJPs"**) transferred their outstanding share of our capital stock (which represents 23.1% of our common stock) to the FGS managed by the ANSES. At our General Annual Shareholders' Meeting held on April 29, 2011, the ANSES appointed Miguel Eduardo Mirmi and María Belén Franchini as independent directors and Ernesto Guillermo Leguizamón and Santiago Alejandro Maggiotti as independent alternate directors. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, these representatives are to report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors meeting and provide related documentation.

The Commercial Companies Act governs the way directors are appointed. Directors are appointed by the General Annual Shareholders' Meeting or by the Statutory Committee as the case may be, when authorized by the "By-Laws". It is not mandatory to be a shareholder of the company to be eligible as director. Section 263 of the Commercial Companies Act mandates that up to one third of the members of the board can be appointed by the "cumulative vote system." The vote of each shareholder who chooses to use the "cumulative vote system" shall be multiplied by the number of members to be appointed; the result may be partially or fully allocated to any of the candidates. All of the shareholders are entitled to choose the "cumulative vote system" in other words, not only ANSES has the right to appoint members to the board through that system.

Duties and Liabilities of Directors. Under Argentine law, directors have the obligation to perform their duties with the loyalty and diligence of a prudent business person. Directors are jointly and severally liable to us, shareholders and third parties for the improper performance of their duties, for violating the law, our By-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by our By-laws or regulations or by a resolution of a shareholders' meeting. In such cases, a director's liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Moreover, under Argentine law, directors are prohibited from engaging in activities in competition

with us without express shareholder authorization. Certain transactions between us and directors are subject to ratification procedures established by Argentine law.

A director who participates in the adoption of a resolution or who advises on or recognizes such resolution, will be exempted from liability if he leaves written evidence of his objection and notifies the Statutory Committee before his liability is reported to the board of directors, Statutory Committee, a shareholders' meeting, or competent authority or before judicial action is exercised. Shareholder approval of a director's performance terminates any liability of a director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law or our By-laws or regulations.

Causes of action against directors may be initiated by us upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders' resolution approving its initiation, any shareholder may initiate the action on behalf of and for our account.

At the General Annual Shareholders' Meeting held on March 6, 1996, our shareholders approved the acquisition of civil liability insurance coverage for directors, Syndics and officers. Such coverage is common practice among public companies who seek protection for such persons against shareholders' and other parties' claims.

Four of the members of our Board of Directors qualify as independent as defined in Section 301 of the Sarbanes Oxley Act and the CNV rules. Three of them are also members of our Audit Committee. The remaining members of the Board of Directors are not independent. Under the independence requirements, a director is not independent if any of the following apply:

- is also a member of the administrative body or dependent on shareholders who hold "significant shareholding" of the issuer, or any corporation in which those shareholders hold directly or indirectly "significant shareholding,"

- is engaged or was engaged during the last three (3) years to the issuer under a contract of employment,

- provides, or belongs to a professional corporation or association, which renders professional services to or receives any form of remuneration or fees (other than the corresponding remuneration for its position in the administration body) from the issuer, or those shareholders that have any direct or indirect "significant shareholding" in TGS or from corporations in which shareholders also have any direct or indirect "significant shareholding,"

- directly or indirectly holds "significant shareholding" in the issuer or any corporation, which holds "significant shareholding" in the latter,

- directly or indirectly sells or provides goods or services to the issuer or its shareholders, who hold direct or indirect "significant shareholding," for an amount substantially higher than the compensation received for their position as members of the administration body, or

- is a husband or wife, close relative up to fourth degree of kinship or second degree of relationship that, in case of being a member of the administration body, would not be independent as set forth in the CNV regulations.

In all cases, "significant shareholding" refers to those shareholders holding at least fifteen per cent (15%) of our common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to management and administration of any such companies, or its controlling entity.

The following table sets out the membership of our Board of Directors as approved at our General Annual Shareholders' Meeting held on April 29, 2011, their respective positions on the Board of Directors and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in Other Company
Ricardo Isidro Monge	2010	2014	Chairman	Adviser to the Executive Director at Petrobras Argentina
Gustavo Mariani	2011	2014	Director	Vice Chairman and Chief Business Development Manager at Pampa
Rigoberto Mejía Aravena[1]	2006	2014	Director	Manager of the Division of Integration and Participations at Petrobras Argentina
Héctor Daniel Casal	2009	2014	Director	Legal Vice President at Petrobras Argentina
Sonia Fabiana Salvatierra	2009	2014	Director	Member of the law firm Salvatierra & Asociados Abogados
María Belén Franchini	2011	2014	Independent Director	Legal and Technical Secretary of the ANSES
Diego Alberto Güerri	2006	2014	Independent Director	Member of the law firm Güerri & Asociados
Carlos Alberto Olivieri	2010	2014	Independent Director	Independent Consultant
Miguel Eduardo Mirmi	2009	2014	Independent Director	Member of the law firm Caimi, Maciel, Mirmi & Monzon law firm
Jorge Raúl Subijana[2]	2010	2014	Alternate Director	Finance Manager
Marcos Marcelo Mindlin	2011	2014	Alternate Director	Chairman of Pampa
Allan Blumenthal	2011	2014	Alternate Director	Natural Gas Business at Petrobras Argentina
José Eduardo Lazary Teixeira[3]	2013	2014	Alternate Director	Legal, Financial and Administrative manager at Petrobras Argentina
Mariano Osvaldo Ferrero	2011	2014	Alternate Director	Legal Consultant
Santiago Alejandro Maggiotti	2011	2014	Independent Alternate Director	Credit Risk Manager of the FGS at ANSES
Alejandro Candioti	2011	2014	Independent Alternate Director	Partner of Candioti Gatto Bicain & Ocantos S.C.
Diego Petrecolla	2007	2014	Independent Alternate Director	Chairman of GPR Economía S.A.
Ernesto Guillermo Leguizamón	2009	2014	Independent Alternate Director	Member of the law firm Leguizamón, Alonso & Asoc.

[1] Mr. Rigoberto Mejía Aravena submitted his resignation effective December 17, 2013.

[2] Effective December 17, 2013, Mr. Jorge Raúl Subijana has been appointed as Director after the resignation of Mr. Rigoberto Mejía Aravena.

[3] Mr. José Lazary Texeira was designated in the shareholders meeting held on April 25, 2013 and submitted his resignation effective December 17, 2013.

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Ricardo I. Monge has served as adviser to the Executive Director of Petrobras Argentina since 2008. He graduated with a degree in Industrial Engineering from the *Universidad de Buenos Aires* and obtained a Post-graduate degree in Management Development Program and a Post-graduate degree in Corporate Finance at UADE. Since March 2002, he has held different managerial positions at Petrobras Argentina. Previously he worked as Business Manager for Eg3 S.A. and Isaura S.A. He is currently a member of the Board of Directors of MEGA, CIESA and Petrobras Hispano Argentina S.A. He was born on May 16, 1951.

Gustavo Mariani has a Master in Finance from the CEMA University, a degree in Economics from the University of Belgrano, and is a Chartered Financial Analyst (CFA) since 1998. He is a partner and managing director of Grupo Dolphin S.A. In 2005, he became Director in Pampa Energía where he currently serves as Chairman. He also serves as Director on the Boards of Edenor S.A., Transba S.A., CIESA, Central Térmica Güemes S.A., Central Térmica Loma La Lata S.A., Central Térmica Piedra Buena S.A. and he is Chairman of Hidroeléctrica Los Nihuiles S.A. and Hidroeléctrica Diamante S.A. Prior to 2005 Mr. Mariani served as Chief Financial Officer (**"CFO"**) of Grupo IRSA/Cresud/Alto Palermo. He was born on September 9, 1970.

Héctor Daniel Casal graduated in Law from the *Universidad Católica Argentina* in 1980. He joined Petrobras Argentina in 1991. Since 2003, he has acted as Legal Vice President at Petrobras Argentina. Currently, he serves as Director of CIESA, and Petrobras Electricidad de Argentina and as alternate Director of Petrobras Argentina, Edesur S.A. and Petrolera Entre Lomas. He also serves as Director abroad in Petrobras Argentina Colombia, Petrobras Holding Austria GmbH and Petrobras Financial Services Austria GmbH. He was born on April 10, 1956.

Sonia Fabiana Salvatierra received a degree in Law from the *Universidad de Buenos Aires*. Between 1987 and 1996 she worked for the Caja de Valores S.A. Between 1996 and 2008 she acted as associate for Marval O'Farrell & Mairal. Currently, she is partner in Salvatierra & Asociados law firm. She is also a member of the board of directors of CIESA. She was born on March 20, 1966.

María Belén Franchini received a Law degree from the *Universidad de Buenos Aires* and a Postgraduate Diploma from the *Universidad Autónoma de Barcelona* (Spain) in 2002. At present, she acts as Legal and Technical Secretary of the ANSES. Between 2002 and 2008, she acted as Legal and Technical Advisor and subsequently as Chief of Administrative Department of the Senate Constitutional Affairs Commission and as Legal and Technical Advisor to the National Senator during that period, Cristina Fernández de Kirchner. Between February 2008 and June 2009 she acted as Cabinet Advisor of the *Sindicatura General de la Nación* and was appointed as *Síndico General Adjunta* (Deputy General Syndic) of that entity from July 2009 to January 2011. She was appointed as an alternate director of Banco Macro S.A. in 2012. She was born on December 30, 1975.

Diego Alberto Güerri received a Law degree from the *Universidad de Buenos Aires*. He also obtained a Master's Degree in Business Administration from IAE Business School, *Universidad Austral*. Between October 2002 and 2005 he acted as liquidator of Quilseg S.A., Quilburs S.A., Capi S.A., Cirqui S.A., Dispel S.A. and Faique S.A. He was partner of Zarantonello & Güerri law firm between 1999 and 2007. Since 2007, he has been partner of the law firm Güerri. He was born on January 8, 1969.

Carlos Olivieri holds a Public Accountant degree from the *Universidad Nacional de Rosario* and a postgraduate degree in Corporate Financial Management from the University of Michigan (USA) and Stanford. At present, Mr. Olivieri is professor of Finance of Di Tella University. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and between 2002 and 2007 he worked for Repsol YPF S.A. as CFO for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and president of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the *Universidad de Buenos Aires* and Michigan Universities. Currently, Mr. Olivieri is also member of the board of directors of Provida AFP (Chile), Crown Point Ltd. (Canada) and International Advice. He was born on May 14, 1950.

Miguel Eduardo Mirmi received a degree in Law from the *Universidad Nacional de La Plata*. He was partner in several law firms, including Frávega Law Firm (1978-1988) and Lex Law Firm (1989-2004); and between 2005 and 2011 he was a partner in Daglio, Miralles & Mirmi Abogados law firm. He has been advisor to several advisory commissions of the Low Chambers and other governmental organizations. Since January 1, 2011 he has been Senior Partner at Caimi, Maciel, Mirmi & Monzon Law Firm, with exclusive dedication to corporate consulting and foreign trade. He was born on April 23, 1956.

Jorge Subijana holds a Public Accountant degree from the *Universidad de Belgrano* and a Master's Degree in Administration from IAE. He joined Petrobras Argentina in 1988, where he has held different positions, including Financial Manager from 2009 to present. He was born on June 9, 1963.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Javier Gremes Cordero	2012	CEO
Gonzalo Castro Olivera	2007	CFO
Benjamín Guzmán	2010	Operations Vice President
Daniel Perrone	1999	Institutional Affairs Vice President
Nicolás M. Mordeglia	2010	Legal and Regulatory Affairs Vice President
Carlos H. Sidero	2013	Human Resources Vice President
Alejandro Basso	1998	Management Control and Corporate Governance Vice President
Oscar Sardi	2005	Services Vice President
Néstor Hugo Martín	2013	Business Vice President

There is no expiration term defined for the executive officers.

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Javier Gremes Cordero received a Public Accounting degree from the *Universidad Católica Argentina*, a Master's in Science from the Université de Management, Switzerland and a MBA from the

Universidad Francisco de Vitoria, Spain. He worked for Perez Companc from January 1993 to September 2002. Between October 2002 and February 2006 he worked for Petrobras Argentina in the Financial Department of the E&P business unit. Between March 2006 and February 2009 he served as CFO and from March 2009 to November 2012 as CEO of Petrobras Ecuador. He became our CEO in November 2012. He was born on January 11, 1962.

Gonzalo Castro Olivera received a degree in Business Administration from the *Universidad de Belgrano* and a Master's Degree in Finance from the *Universidad Torcuato Di Tella*. Between 1997 and 1998, he worked for the ABN AMRO Bank N.V. and, between 1991 and 1997, he worked at BankBoston. In both banks he worked in corporate banking. He joined us as Head of Capital Markets in 1998, and from 2005 to 2007, he was our Finance and Corporate Information Manager. He became our CFO in 2007. He was born on October 23, 1968.

Benjamín Guzmán received an Electromechanical Engineering degree and a Bachelor in Chemistry Degree from the *Universidad de Buenos Aires*. He obtained a Master in Business Administration from *IDEA* and a Master in Regulations of Gas and Electricity Industries from *CEARE*. Between January 1997 and October 2010 he held different managerial positions in Petrobras Argentina. He has served as our Operations Vice President since November 2010. He was born on September 25, 1956.

Daniel Perrone received a Mechanical Engineering degree from the *Universidad Tecnológica Nacional*. He has previously worked for Cometarsa S.A., Matoil S.A., Servoil S.A., Bridas S.A.P.I.C. and TransCanada International. From 1999 through March 2010, he served as our Regulatory Matters and Rates Vice President and, since August 2001, has also been responsible for Institutional Affairs. He was born on August 29, 1948.

Nicolás M. Mordeglia received a Law degree from the *Universidad de Buenos Aires* in 1988 and a Master's degree in Business Law and an Executive Business Program from *Universidad Austral* in 1994. During 2002 he attended an Executive Management Business Program at IAE. He worked for the Legal Affairs Department of SADE Ingeniería y Construcciones S.A. (f/k/a Sade S.A.C.C.I.F.I.M.) from 1990 to 1992, and for the Legal Affairs Department of Compañía Naviera Perez Companc S.A.C.F.I.M.F.A. from 1993 to 1995. He worked for the Legal Affairs Department of Cerro Vanguardia S.A. (f/k/a Minera Mincorp S.A.) from 1995 to 1999. From 1999 to 2010, he worked for the Legal Affairs Department of Petrobras Argentina (f/k/a Pecom Energía S.A.) and has been appointed to several boards of directors and Statutory Committees in corporations in Argentina and abroad where Petrobras Argentina has interest including TGS and CIESA. Since August 2010, he has served as our Legal Affairs Vice President and, since April 2011, he has been responsible also for regulatory matters. He was born on August 17, 1965.

Carlos H. Sidero graduated from the National University of Buenos Aires as a Certified Public Accountant. He worked with Isaura S.A. from 1981 through 1994 . From 1994 he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina S.A. He joined TGS in March 2013 as Vice President Human Resources. He was born on February 16, 1956.

Alejandro Basso received a Public Accounting degree from the *Universidad de Buenos Aires*. He worked for Petrobras Argentina from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998 he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Since March 2008, he has been our Management Control and Corporate Governance Vice President. He also acts as Vice Chairman of TGU and president of the board of directors of EGS and Telcosur. He was born on October 13, 1961.

Oscar Sardi received a Mechanical Engineering degree from the *Universidad Nacional de Rosario* and holds a major in Natural Gas from the *Universidad de Buenos Aires*. He also participated in a General Administration Program at the *Universidad Austral*. He worked for GdE between 1983 and 1992 and from that year he has held different positions in our operations area. In April 2005 he was designated Service Vice President. He also acts as alternate director of Link and Telcosur. He was born on September 1, 1955.

Néstor Hugo Martín obtained a degree in Chemical Engineering from the *Universidad Nacional del Sur*, Bahía Blanca. Mr. Martín has wide experience in the oil and gas industry. Between 1976 and 2002 he held different positions in companies such as ESSO S.A.P.A., YPF, Isaura S.A. and EG3. In 2002 he joined Petrobras Argentina where he served in many managerial positions especially related to planning,

business and trading. In 2013, he was designated as our Business Vice President. He was born on April 17, 1953.

For additional information regarding the provisions include in the Shareholders' Agreement for the election of our CEO, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders' Agreement."

Indemnification of Officers and Directors. Under the Shareholders' Agreement, the shareholders of CIESA require us to: (i) limit the liability of each of our officers, syndics and directors for all consequences of their acts or omissions, excluding acts or omissions where there is evidence of fraud or gross negligence and (ii) enter into agreements obligating us to defend, indemnify and hold harmless each of our officers, syndics and directors from and against all liabilities, losses, and other expenses incurred by each such officer, syndics or director in connection with a pending, threatened or completed civil, criminal, administrative or other proceeding, or any investigation that could lead to such a proceeding, by reason of the fact that such officer, syndics or director is or was one of our officers, syndics or directors, including claims alleged to be due to the negligence of such person, but excluding acts or omissions that involve fraud or gross negligence towards us.

B. Compensation

The remuneration paid by us during the year 2013 in favor of our members of the Board of Directors and executive officers amounted to Ps. 2.2 million and Ps. 16.3 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

Executive officers are subject to a goal-directed management system with a variable remuneration program. Consensual objectives are in line with our global objectives, as the variable remuneration program links a portion of its compensation to the performance thereof and our performance. Total compensation of executive officers consists of a fixed portion (normal and usual remuneration) and a variable portion. The variable portion depends on the level of achievement of the "Outcome" objectives, which consists of economic and financial targets, and "Performance Results," including business objectives that do not have an associated economic result. We measure achievement of these objectives annually, based on performance during the fiscal period.

C. Board Practices

For information on the term of office of our directors and executive officers, see "A. Directors and Senior Management" above. The information in that section is incorporated herein by reference.

None of the members of our Board of Directors are party to any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Audit Committee

According to the Capital Market Law (the **"Capital Market Law"**) issued by the Argentine Federal Congress, publicly listed companies must have an Audit Committee "that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations." The Audit Committee operates under its Rules of Procedure, which were approved by our Board of Directors in 2003 in accordance the requirements of the Capital Market Law. The Rules of Procedure require that the three members that form the Audit Committee must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the General Annual Shareholders´ Meeting held on April 29, 2011, Diego Alberto Güerri, Carlos Alberto Olivieri and Miguel Eduardo Mirmi were designated as independent members of the Board of Directors and were appointed to the Audit Committee and Alejandro Candioti, Diego Petrecolla and Ernesto Guillermo Leguizamón were appointed as their alternates, respectively.

The Audit Committee's mandatory periodic duties are to:

- supervise the internal control and accounting systems as well as the reliability of the latter and all the financial information and other significant issues that are to be submitted to the SEC, CNV and BASE in compliance with the applicable disclosure policies;
- supervise the application of information policies regarding our risk management;
- ensure that the market is informed about those operations where there may be a conflict of interest with one or more members of the Board of Directors, controlling shareholders or other parties as defined by the applicable regulations;
- express its view on the reasonableness of fees and stock option plans for directors submitted by the Board of Directors;
- express its view as to compliance with laws and regulations and the reasonableness of the conditions of an issuance of shares (or convertible securities), in the case of a capital increase excluding or limiting preferential rights;
- verify compliance with the Code of Ethics (see Item 16.B. Code of Ethics);
- issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five calendar days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interest exists or might exist;
- prepare an annual performance plan for the fiscal year and notify the Board of Directors and the Statutory Committee within 60 days from the beginning of the period;
- fulfill all the obligations stated in our By-laws and applicable laws and regulations;
- express its view on the Board of Directors' proposals appointing (or rejecting) the external auditors to be hired and monitor the auditors' independence; and
- establish procedures for: (i) the receipt, treatment, investigation and administration of the complaints received by us regarding accounting, internal accounting controls or internal auditing matters; and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or internal auditing matters.

Also, regarding the internal and external auditors, the Audit Committee must:

- review their plans; and
- evaluate their performance, and give an opinion on their performance when issuing the annual Financial Statements.

In evaluating the external auditors' performance, the Audit Committee must:

- analyze the different services rendered by the external auditors as well as their independence, according to TR No. 15 of the Argentine Federation, any other related regulations issued by professional councils and those regulations set by Title IV, Chapter III, Article 1 of the Rules of the CNV ("New Text 2013" or "NT 2013");
- report separately the fees billed as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (e.g., special reports about internal controls, shareholding prospectuses, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above, such as those associated with design and implementation of systems, laws and regulations, financial issues, etc.; and
- verify the independence of the external auditors in accordance with internal policies.

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

- give a prior assessment, within five days of notification, that shall be used by the CNV to require us to designate an external auditor as requested by minority shareholders, as long as such shareholders represent at least 5% of our common stock (in those cases in which the minority shareholders' rights might be affected), in order to carry out one or more specific revisions. The charges of such revisions shall be paid by the petitioning shareholders (Law No. 26,381, section III, article 108.e);

- provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering we would cease to be a public company or our stock cease to be traded (Law No. 26,381, Section I, Chapter IV, article 98); and
- issue a report supporting a Board of Directors' resolution to buy back our shares (Law No. 26,381, Section I, Chapter III, article 64).

Once a year, the Audit Committee is required to prepare a plan for the fiscal year to be presented to the Board of Directors and to the Statutory Committee. The directors, members of the Statutory Committee, managers and external auditors must, when requested by the Audit Committee, attend its meetings, provide the Audit Committee with information and otherwise assist the Audit Committee in the performance of its functions. In order to better perform its functions, the Audit Committee may seek the advice of legal counsel and other independent professionals at our expense, pursuant to a budget approved by the shareholders, and we must provide the Audit Committee with access to the information and documents it may deem necessary to perform its duties.

According to CNV rules, at least once a year and upon the filing of the annual Financial Statements, the Audit Committee shall issue a report to the shareholders, addressing how the Committee performed its duties and the results of its work.

The aggregate remuneration paid by us during the year 2013 to the members of the Audit Committee was approximately Ps. 1.1 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

Statutory Committee

The Statutory Committee is our monitoring body as stipulated in Section No. 284 of the Commercial Companies Law. Our By-laws provide for a Statutory Committee consisting of three syndics and three alternate members (**"alternate syndics"**). In accordance with our By-laws, two syndics and the corresponding alternate syndics are elected by a majority vote of the holders of our Class A Shares. The remaining syndic and corresponding alternate syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Statutory Committee is elected at the General Annual Shareholders' Meeting and serves for a one-year renewable term. Members of the Statutory Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, TRNo. 15. Our directors, officers and employees may not be members of the Statutory Committee, all members must be independent. Our By-laws require the Statutory Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Committee consist of monitoring our management's compliance with the Commercial Companies Law, our By-laws and the shareholders' resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the General Annual Shareholders' Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Committee are entitled to: (i) attend Board of Directors and shareholders' meetings, (ii) call Extraordinary Shareholders' Meetings when deemed necessary and General Annual Shareholders' Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by the shareholders. The Statutory Committee does not control our operations or evaluate management's decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid by us during 2013 to the members of the Statutory Committee was approximately Ps. 0.6 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets out the current membership of our Statutory Committee, each of whom was appointed at the General Annual Shareholders' Meeting held on April 25, 2013, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Héctor Osvaldo Rossi Camilión	2013	2014	Syndic
José Daniel Abelovich	2013	2014	Syndic
Alejandro Roisentul Wuillams	2013	2014	Syndic
Ramiro Rojas	2013	2014	Alternate Syndic
Marcelo Héctor Fuxman	2013	2014	Alternate Syndic
Claudia Inés Siciliano	2013	2014	Alternate Syndic

The present principal occupations and employment history of our syndics are set forth below:

Héctor Osvaldo Rossi Camilión received a Law degree from the *Facultad de Derecho y Ciencias Políticas de la Universidad Católica Argentina.* Between 1972 and 1995 he had a specialized role as a lawyer for financial institutions and private companies. In 1995 he founded Estudio Rossi Camilión & Asociados a law firm based in Buenos Aires, Argentina. He is member of the board of directors of Teka Tecelagem Fuerinch S.A., Intersmart S.A. and Itautec Argentina S.A. He also served as syndic in Lanxess S.A., Santher Argentina S.A., Banco Itaú Argentina S.A., Itrust Servicios Inmobiliarios S.A.I.C., Itaú Socidad de Bolsa S.A., Banco Patagonia S.A. and Deca Piazza S.A.. He was born on May 2, 1948.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., an audit and consulting firm, and a member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the Statutory Committees of Cresud, Alto Palermo, Alto Palermo Shopping, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario. He was born on July 20, 1956.

Alejandro Roisentul Wuillams received a Public Accounting degree from the *Universidad de Buenos Aires* and a Master's Degree in Financial Administration of the Public Sector from the same university. Since 1993, he has acted as syndic of the *Sindicatura General de la Nación*. He was born on August 30, 1963.

Remuneration Committee

We do not have a remuneration committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See Item 16.G. Corporate Governance.

D. Employees

The following table sets out the number of employees according to department as of December 31, 2013, 2012 and 2011:

Department	Number of Employees as of December 31,		
	2013	**2012**	**2011**
General	2	2	2
Administration and Finance	47	47	44
Human Resources	19	18	16
Control and Corporate Governance	10	8	8
Legal and Regulatory Affairs	11	11	10
Public Affairs	7	8	8
Services	138	124	108
Safety and Environmental	10	9	20
Business	41	44	44
Internal Audit	2	-	-
Operations	616	613	640
Total	**903**	**884**	**900**

The following table sets out the number of employees according to geographical location as of December 31, 2013, 2012 and 2011:

Location	Number of Employees as of December 31,		
	2013	**2012**	**2011**
City of Buenos Aires	247	219	211
Province of Buenos Aires	383	382	386
Province of Chubut	54	57	61
Province of La Pampa	13	13	14
Province of Neuquén	69	72	73
Province of Río Negro	56	56	63
Province of Salta	-	1	1
Province of Santa Cruz	79	81	82
Province of Tierra del Fuego	2	3	9
Total	**903**	**884**	**900**

As of December 31, 2013, 2012 and 2011 the number of temporary employees working for us was 16, 53 and 64, respectively.

Under Argentine law, in the event of an unfair dismissal of an employee, the employer is required to pay the terminated employee severance, the amount of which is regulated by the Argentine Labor Law (Section 245). The severance consists of payment of one month's wages for each year of employment. The Argentine Labor Law stipulates limits to the severance payment; these limits affect only employees who earn high wages. However, the Supreme Court has ruled this severance payment limitation unconstitutional when it results in a loss of more than 33% for a terminated employee as compared to the unlimited amount.

The Supreme Court held the Law of Occupational Hazard Prevention unconstitutional as applied to contractors whose employees are injured in the course of employment, extending liability to the company that contracted with the contractor for the services.

Some courts have held that a company that contracts with a contractor for services is jointly liable for a contractor's obligations to provide its workers and third-party service providers with social security benefits, wages, insurance, etc., even if the service for which the company contracts is not part of the company's usual business.

Higher inflation levels in Argentina have led to increased conflict between employers and unionized workers, particularly within the gas industry. As a result, in 2013 we signed new agreements with our labor unions. These agreements, which were in force throughout 2013, have allowed us to avoid significant labor unrest and strikes. We have begun contract negotiations with our labor unions to avoid conflict in 2014, but the status of these negotiations is uncertain.

Currently, 26.0% of our workforce is affiliated with one of three national unions, each of which has representation in each of the jurisdictions in which we operate.

E. Share Ownership

The total amount of our Class B Shares held by our directors, Syndics and executive officers as of December 3, 2013 is 120,793 shares.

Our directors, Syndics and executive officers, individually and together, beneficially hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.   Major Shareholders

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares. Local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) Petrobras Argentina Group, which altogether hold 50% of CIESA's common stock and (ii) the Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina), which has a trust shareholding of 40%. The additional 10% is held by EPCA (a subsidiary of Pampa). (See "Item 4.—Our Information—A. Our History and Development—General" above.)

On July 13, 2012, Pampa and Petrobras Argentina Group entered into the 2012 Settlement Agreement. Pursuant to the 2012 Settlement Agreement and as a relevant condition thereof, the above mentioned parties cancelled all of CIESA's Notes due and outstanding since 2002. As compensation, CIESA, among other payments, cancelled the aggregate financial debt by means of (i) the transfer of 34,133,200 of our Class B Shares (representing 4.2962% of our outstanding Class B Shares), to PISA (a subsidiary of Pampa) and (ii) once the pending governmental approval is obtained, the transfer of shares representing 40% of the capital stock in CIESA that is currently held in trust by The Royal Bank of Scotland, Sucursal Argentina to PISA. Upon completion thereof PISA will be the direct and indirect holder of 50% of the capital stock of CIESA.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of March 31, 2014:

Name of Beneficial Owner	Number of Shares	Percent of Total Common Shares	Class
CIESA..	405,192,594	51.0000%	A
ANSES..	183,618,632	23.1113%	B
PISA [(1)]..	29,909,950	7.6829%	B

[(1)] According to Scheduled 13D filed with the SEC on January 21, 2014.

Pursuant to the Pliego and the terms of the 2007 Notes and 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

As of March 31, 2014 a total of 27,632,842 ADRs, representing 138,164,210 Class B Shares (35.49% of the total Class B Shares) were held by approximately 30 registered holders. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Shareholders' Agreement

As a result of changes in the shareholding of our controlling company, CIESA, a shareholders' agreement was signed on August 29, 2005 (the **"Shareholders' Agreement"**). This agreement governs certain matters relating to shareholder participation in CIESA and in us. This agreement divides the CIESA shares into five classes that grant the shareholders different rights and obligations with respect to us and CIESA, mainly regarding the designation of the members of our Board of Directors and our Statutory Committee.

Under this agreement, Class A1 and B1 shares are owned by Petrobras Argentina Group, Class A2 and B2 shares belong to the Trust and Class B3 shares are owned by EPCA.

Transfers of CIESA and Our Shares. The Shareholders' Agreement provides certain rights of first refusal and "tag-along" or co-sale rights in favor of EPCA, in the event of a proposed transfer of CIESA shares. In particular, before any sale of shares to outside parties, the selling shareholder must offer to sell such shares to EPCA at the price agreed upon in a written purchase proposal from the outside party seeking to purchase such shares. In the event that EPCA does not choose to purchase the shares, it can opt to have a portion of its own shares (the allotted portion is dependent on the number of shares being sold) additionally included in the shares to be sold by the selling shareholder to the third party.

Under the Shareholders' Agreement, the sale or transfer of any of our shares held by CIESA requires an affirmative vote of at least 60% of CIESA's issued and outstanding common voting shares.

Election of Our Directors and Officers; Voting. The Shareholders' Agreement also contains provisions governing the voting of shares held by CIESA, the election of the members of the Board of Directors and our Statutory Committee, the appointment of certain officers and certain other matters.

Our Board of Directors consists of nine directors (see "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management"). Under the Shareholders Agreement, the CIESA directors designated by each of the Class A1, Class A2, Class B1 and Class B3 shareholders shall cause CIESA to nominate directors, alternate directors and syndics pursuant to the instructions given by each of such class of shareholders. Thus, indirectly, the Class A1 shareholders (controlled by Petrobras Argentina Group) nominate two regular directors, two alternate directors, one regular syndic and one alternate syndic, the Class A2 shareholders (controlled by the Trust) nominate two regular directors and two alternate directors, the Class B1 shareholders (controlled by Petrobras Argentina Group) nominate one regular director, one alternate director, one regular syndic and one alternate syndic and the Class B3 shareholders (controlled by EPCA) nominate one regular director, one alternate director, one regular syndic and one alternate syndic. The three remaining independent directors must be unanimously approved by all shareholders of CIESA.

Under the terms of the Shareholders' Agreement, but subject to their overriding duty to protect our corporate interest and the common interest of all our shareholders, it is contemplated that the CIESA-nominated directors shall vote unanimously in favor of the candidates nominated by the Class A1 shareholders for Chairman of the Board of Directors and CEO. The Vice-Chairman of our Board of Directors is nominated by the Class B3 shareholders.

Regarding the designation of our Statutory Committee members, Petrobras Argentina Group appoints two syndics and the same number of alternate syndics. The position of Chairman of our Supervisory Committee is held by one of the two syndics appointed by the Class A1 shareholders. The remaining syndic and alternate syndic are appointed by the Class B3 shareholders.

Tender Offer Regime. According to Law No. 26,831, public companies will be included in the tender offer regime, starting from the date of the shareholders' meeting approving the company's inclusion in the regime or automatically upon the first shareholders' meeting held twelve months after the enforcement of the CNV resolution regulating the matter, issued in March 2003. The decree also provides that if a public company is not willing to be included in such regime, it must incorporate an article to its By-laws stating the following: "Company not Subject to the Tender Offer Regime." Our shareholders decided not to adhere to this regime, and approved an amendment to our By-laws to incorporate the exclusion expressly at the Shareholder's Meeting held on April 2, 2004.

B. Related Party Transactions

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

Petrobras Argentina is our technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on a percentage of the operating income of the Company. In December 2011, with the prior consent of ENARGAS, we and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Commercial transactions

On September 24, 2013, our Board of Directors approved the agreement signed with Petrobras Argentina to transfer natural gas and richness to us, which will be in force for one year beginning October 1, 2013. The price, which is denominated in U.S. dollars, is determined according to common practices.

Moreover, we, under certain agreements, process the natural gas in Cerri Complex and commercialize the liquids, render natural gas transportation services and other services to our related companies, mainly to Petroleo Brasileiro; Petrobras Global and MEGA.

Financial transactions. Loan agreement with Pampa.

On October 5, 2011, we granted a US$26 million loan to Pampa. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the Call Option Agreement (as defined below). Described under "Item 10 Additional Information– C. Material Contracts." Additionally, to guarantee compliance with its obligations, Pampa created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against the Government acquired upon exercise of the option mentioned above. For more information, see "Item 10 – Additional Information. C. Material Contracts." After several extensions of the maturity, on May 7, 2013, our Board of Directors approved amendments to certain terms and conditions of the loan granted to Pampa.

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of December 31, 2013, are as follows:

| Company | Revenues | | | Costs | | | Financial Results |
	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controller:							
CIESA	-	-	-	-	-	122	-
Affiliate which exercises joint control on the controller:							
Petrobras Argentina	31,698	-	34,924	147,977	52,953	-	-
Affiliate which exercises significant influence on the controller:							
Pampa Energía	-	-	-	-	-	-	7,608
Affiliates with significant influence:							
Link	-	-	1,995	-	-	-	-
Other related companies:							
Compañía Mega S.A.	764	43,080	30	-	-	-	-
WEB S.A.	3,080	-	-	-	-	-	-
Petroleo Brasileiro	-	343,150	-	-	-	-	-
Petrobras Global	-	373,791	-	-	-	-	-
Total	**35,542**	**760,021**	**36,949**	**147,977**	**52,953**	**122**	**7,608**

C. **Interests of Experts and Counsel**

Not applicable.

Item 8. Financial Information

A. **Consolidated Statements and Other Financial Information**

Our Financial Statements, which are set forth in the Index to Financial Statements in Item 18, are filed as part of this Annual Report.

Exports

For additional information regarding our exports see "Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization."

Legal and Regulatory Proceedings

In addition to the matters discussed below, we are a party to certain lawsuits and administrative proceedings arising in the ordinary course of business. Although no assurances can be given, we believe we have meritorious defenses, which we will assert vigorously to challenge all claims, and that possible liabilities from these claims will not have a material adverse effect on our consolidated financial position or results of operations.

Tax Claims

      a)   <u>Exemption of the sales of Liquids in Turnover Tax</u>

In the framework of the tax agreement subscribed by the Argentine government and the Provinces in 1993, and as from the enactment of Provincial Law No. 11,490, the Tax Bureau of the Province of Buenos Aires has been required to exempt liquids sales from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued liquids sales since 2002. In October 2003, we filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court of the Province of Buenos Aires partially upheld our complaint. In its pronouncement, the Tax Court of the Province of Buenos Aires stated that ethane and LPG sales, when they are used as raw materials, were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

We filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that LPG sales might be utilized for other uses in addition to those in the petrochemical industry. As of the date of this Annual Report, the Court has not issued a final decision.

On September 26, 2005, we were notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, we filed a motion to dismiss on our belief that the liquids sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, TGS filed corresponding appeals with the Tax Bureau of the province of Buenos Aires and jointly with the Arbitral Commission. For that reason, the Tax Bureau resolved that until the Arbitral Commission notifies the parties of its resolution of the matter, the process is suspended. On April 20, 2010, the Arbitral Commission ruled against us, and thus, we filed an appeal before the Plenary Commission.

On February 19, 2008, we were notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period from August 2003 to December 2004. On March 11, 2008, we filed a motion to dismiss the new tax assessment before the Tax Bureau of the Province of Buenos Aires which was rejected and thus, we filed an appeal with the Tax Bureau of the Province of Buenos Aires in January 2009. Also, we appealed with the Arbitral Commission, and accordingly, the Tax Bureau of this province suspended the process until the Arbitral Commission issues its resolution of the matter.

On December 4, 2012, we received a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

On February 15, 2013, the Tax Bureau of the Province of Buenos Aires issued a resolution ordering the *Dirección General de Rentas of the Province of Buenos Aires* to make a new tax assessment. On July 24, 2013, we received the settlement with no observations. On October 11, 2013 the Tax Court issued a decision resolving not to approve the settlement made by the Tax Bureau. On February 18, 2014, the Tax Bureau issued a new settlement which was accepted by us.

As of December 31, 2013, we maintain a provision of Ps. 43.3 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

b)   <u>Turnover tax calculated on the natural gas price used by us as fuel to render its transportation services</u>

In November 2002, the Tax Bureau of the Province of Santa Cruz sent us a formal assessment notice for the payment of a turnover tax calculated on the value of the natural gas used by us as fuel to render our transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, we paid the amount claimed of Ps. 1.6 million (including interest to December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the Province of Santa Cruz and then initiating proceedings in the provincial tax court. These proceedings are ongoing, and no amounts have been recovered to date.

And, in November 2012, the Department of Revenue of the Province of Santa Cruz sent us a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 in an aggregate amount of Ps. 5.9 million. On November 23, 2012, we filed our appeal, which is pending.

In November 2005, we received a notice from the Tax Bureau of the Province of Río Negro, claiming payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, we initiated a tax recovery process with the Tax Court of the Province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case in the province of Santa Cruz.

In December 2008, the Tax Bureau of the Province of Tierra del Fuego e Islas del Atlántico Sur sent us a formal assessment notice for the payment of Ps. 6.4 million corresponding to the 2002-2007 period, which we contested. On October 19, 2009, said Tax Bureau notified us of the dismissal of our denial motion and thus, on October 28, 2009, we filed an administrative appeal. On February 4, 2013, the Ministry of Economy issued a resolution which dismissed the appeal filed by us. For that reason we had to prove payment of Ps. 11.2 million plus interest in respect of capital. On June 12, 2013, we initiated legal actions leading to the recovery of such amounts. On September 13, 2013, we were notified of the dismissal of the administrative appeal. On September 26, 2013, we paid Ps. 6.8 million. We will initiate an administrative action in order to collect the amount paid.

As of December 31, 2013, we have recorded a provision of Ps. 85.9 million in respect of these contingencies under the line item "Provisions for contingencies" which amount was determined in accordance with the estimations of tax and interest, that would be payable as of such date, if all of the above mentioned proceedings were resolved against us.

However, our management believes that, if our position fails and the turnover tax has to be paid, we have a right to recover it by a transportation tariff increase as set forth in our License.

c)   <u>Action for annulment by ENARGAS of the Gas Tariff Resolutions</u>

Within the framework of a legal action against the Gas Tariff Resolutions, on July 10, 2012, we obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from us the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Gas Tariff Resolutions. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. TGS is considering this decision and whether to challenge the limited duration of the Court of Appeals order.

On December 21, 2012, we expanded the grounds of our demand and requested the case to be referred to the defendants, since we are producing the discovery.

On April 2014, the Court of Appeals in administrative federal matters before which ENARGAS and the Government appealed the granting of the injunction confirmed the injunction and rejected the appeals.

In particular, we believe the Gas Tariff Regulations violate the constitutional principles that govern matter and annulment of administrative acts, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This is a fundamental issue raised by us in the legal action, which was the basis adopted by the presiding judge to issue the preliminary injunction in 2012. Furthermore, we believe the implementation of the Gas Tariff Resolutions would constitute a confiscation of our ability to maintain our economic and financial condition.

Our Management believes it has sufficient valid arguments to defend their position, and thus, we have not recorded the increase of the charge for natural gas consumption from the date of obtaining the injunction until the date of the issuance of this Annual Report. In the event this injunction had not been obtained, we estimate the impact of the Resolutions as of December 31, 2013 and 2012, assuming that we were able to recover the charge in the sale price of product, would have resulted in an additional a net expense of Ps. 123.9 million and Ps. 65.5 million, respectively. Meanwhile, the impact on retained earnings since obtaining the injunction would have involved a reduction of Ps. 189.4 million.

       d)   <u>Repetition action of VAT and income tax</u>

On October 9, 2008, we signed the 2008 transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 we filed an *acción de amparo* (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 our Board of Directors resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, we filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, we filed an appeal before the Federal Tax Bureau. The total amount claimed by us amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in "Other non-current credits."

Other Litigation

       a)   <u>Tariff renegotiation</u>

As discussed above under "Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework," we are involved in the process of renegotiating our public service contracts with UNIREN.

       b)   <u>MetroGAS bankruptcy process</u>

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations ("the MetroGAS Notes") with maturity date on December 31, 2018, both nominated in US Dollars were: i) Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. The Class A notes shall be due and payable in full in a single payment since their issuance date while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms

and conditions of the MetroGAS Notes. If this event has not occurred on or before the deadline, Class B notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, in case we receive a retroactive tariff increase in pursuit of the transitional agreement mentioned in "Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework."

On February 8, 2013, we received the MetroGAS Notes. The nominal value of the notes amounted to US$6,181,000 of which US$3,456,000 and US$2,725,000 correspond to Class A and B, respectively. These Notes were initially recognized at their fair value and are disclosed under the line "Other Non-Current Financial Assets". Finally, on November 8, 2013, the presiding judge ordered the completion of the reorganization process.

Dividend Distribution Policy

Our Board of Directors does not have a formal, written dividend distribution policy. Each year, our Board evaluates whether to submit a distribution proposal to the shareholders' meeting. In making this evaluation, the Board of Directors considers our financial results, our liquidity, our future financing needs and other information, including economic and financial projections for both TGS and the economy as a whole. See "Item 3. Key Information—A. Selected Financial Data—Dividends."

B.   Significant Changes

No subsequent events between the end of the fiscal year ended December 31, 2013 and the date of the issuance of Annual Report have had a material effect on our financial position or our results of operations, except for the mentioned below:

Exchange Offer

In order to improve the maturity profile of our financial debt, in January 2014 we launched an offer for a voluntary exchange of the 2007 Notes. To this end, on January 3, 2014, the CNV issued Resolution No. 17,262.

On January 10, 2014, we launched an exchange offer for the Series I notes created under the Global Program 2007 to its creditors. The terms of issuance of the new notes do not change financial restrictions on those in force for Series I notes created under the Global Program 2007.

The period of acceptance of this offer expired on February 7, 2014. Considering the percentage of acceptance received which amounted to 67%, our financial debt was comprised as follows:

	Series I Global Program 2007 Notes		Series I Global Program 2014 Notes	
Amount in US$	123,283,000		255,451,506	
Interest Rate	7.875% annual		9.625% annual	
Amortization	**Scheduled Payment Date**	**Percentage of Original Principal Amount**	**Scheduled Payment Date**	**Percentage of Original Principal Amount**
	May 14, 2014	25%	May 14, 2014	25%
	May 14, 2015	25%	May 14, 2018	25%
	May 14, 2016	25%	May 14, 2019	25%
	May 14, 2017	25%	May 14, 2020	25%
Frequency of Interest Payment	Semiannual, payable May 14 and November 14 of each year.		Semiannual, payable May 14 and November 14 of each year.	
Guarantor	None		None	

<u>Transitory tariff increase</u>

Under the framework of the 2008 Transitional Agreement between the UNIREN and us which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014, (the "Resolution No. I-2852") in which the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates were published. Although the Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1,2008, the new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014.

Additionally, in line with 2008 Transitional Agreement, according to Resolution No. I-2852, the funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by us and previously approved by the ENARGAS. According to Resolution No. I-2852, at least 5% of the proceeds of the transitional rate adjustment must be deposited in the trust fund, the remaining balance of the increase will be managed by us for the fulfillment of that investment plan.

However, this is only a partial implementation of the 2008 Transitional Agreement. According to its terms, the 2008 Transitional Agreement will be in force under the terms of the Presidential Decree No. 1,918/09 until the effective date of the integral license renegotiation agreement to be signed with the Government. We will continue performing all the legal actions began to obtain the complete enforcement of the 2008 Transitional Agreement.

<u>Board of directors' proposal</u>

For the year ended December 31, 2013, our Board of Directors on its meeting held on April 23, 2014, submitted for consideration to the Extraordinary and General Annual Shareholders' Meeting to be held on April 30, 2014, the following:

Basis of Distribution	**in thousands of Argentine Pesos**
Net Income for 2013	107,505
Reserve for future dividends [1]	202,239
Reserve for capital expenditures [1]	140,000
Accummulated retained losses for IFRS implementation	(8,843)
Total distributable to our shareholders	*440,900*
Proposal	
Legal Reserve	5,375
Reserve for future dividends	260,525
Reserve for capital expenditures	175,000
Total	*440,900*

[1] Resolutions of the Shareholders' Meeting held on April 25,2013

Item 9. The Offer and Listing

A. Offer and Listing Details

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in US$)		BASE (in Ps.)	
Years	High	Low	High	Low
2009	3.35	1.73	2.49	1.31
2010	6.19	2.71	4.72	2.02
2011	6.24	2.70	3.83	2.37
2012	3.08	1.23	3.02	1.80
2013	2.77	1.55	5.23	2.22

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2013				2012			
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)	
Quarters	High	Low	High	Low	High	Low	High	Low
First Quarter	1.96	1.55	3.11	2.22	3.08	2.74	2.94	2.63
Second Quarter	1.86	1.61	3.40	2.60	2.83	1.64	3.02	2.15
Third Quarter	2.23	1.74	4.20	2.58	1.94	1.60	2.40	2.10
Fourth Quarter	2.77	2.07	5.23	3.70	1.82	1.23	2.42	1.80

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)	
Months	High	Low	High	Low
November 2013	2.50	2.07	4.40	3.84
December 2013	2.50	2.17	4.36	3.70
January 2014	2.17	1.84	4.24	3.65
February 2014	2.27	1.83	4.61	4.09
March 2014	2.40	1.92	4.58	4.05
April 2014 (through to April 25,2014)	2.56	2.37	4.95	4.68

B. Plan of Distribution

Not Applicable.

C. Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2013, the market capitalization of shares of the 97 companies (excluding mutual funds) listed on the BASE was approximately Ps. 3,356,005 million. At the end of December 2013, the top 10 listed securities represented 95.58% of the total trading in securities listed on an exchange is conducted through the *Mercado de Valores* (**"Stock Market"**) affiliated with such exchange.

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the **"MAE"**), an electronic over-the-counter market reporting system that functions independently from the *Mercado de Valores de Buenos Aires S.A.* (the **"Buenos Aires Stock Market"**) and the BASE. Under an agreement between the BASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE and trading in corporate debt securities is conducted on both the BASE and the MAE. Trading in Argentine government securities, which are not covered by the agreement, may be conducted on either or both of the BASE and the MAE. The agreement does not extend to other Argentine exchanges.

Changes to the legal framework of securities trading have been introduced, permitting issuance and trading of new, non-bank financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, futures and options. The Argentine government deregulated brokerage fees and eliminated transfer and stamp taxes on securities transactions in November 1991.

The Capital Market Law, enacted in December 2012, sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring.

Almost all the provisions of the former Executive branch Decree No. 677/2011 (the "Transparency Decree") have been incorporated in the Capital Market Law. The Capital Market Law provides rules and provisions guided by the following goals and principles:

- Promoting the participation of small investors, union associations, industry groups and trade associations, professional associations and all public savings entities in the capital market, particularly encouraging mechanisms designed to promote domestic savings and channel such funds towards the development of production;

- Strengthening mechanisms for the protection of and prevention of abuses against small investors for the protection of consumers' rights;

- Promoting access of small and medium-sized companies to the capital market;

- Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology;

- Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the CNV Regulations among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministry of Economy and Public Finance, which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

The CNV supervises and regulates the authorized markets in which the securities and the collective investment products are traded, the corporations authorized in the public offer regime, and all the other players authorized to operate in the public offer regime, as the registered agents, the trading agents, the financial advisors, the underwriters and distributors, the brokers, the settlement and clearing agents, the managers of collective investment products, the custodians of collective investment products, the collective depositories, and the risk rating agencies, among others.

The Buenos Aires Stock Market. The Buenos Aires Stock Market, which is affiliated with the BASE, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose 250 shares are owned by a number of members who are the only individuals and entities authorized to trade in the securities listed on the BASE. Trading on the BASE is conducted by open outcry and a computer-based negotiation

system called SINAC from 11:00 A.M. to 5:00 P.M. each business day. The BASE also operates an electronic continuous market system from 11:00 A.M. to 5:00 P.M. each business day, on which privately-arranged trades are registered and made public. To control price volatility, the Buenos Aires Stock Market operates a system that restricts dealing in shares of any issuer when changes in the price of such issuer's shares varies 15% from the previous closing price, unless trading at the top price.

Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. Certain information regarding the Argentine equities market is set forth in the table below.

	2009	2010	2011	2012	2013
Market capitalization (US$ in billions)	574.9	477.9	374.4	471.0	514.6
Average daily trading volume (US$ in millions)	12.1	14.5	12.9	8.4	12.1
Number of listed companies	109	107	105	107	105

Source: Data published by the Buenos Aires Stock Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Information contained in Item 14 of TGS's Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

C. Material Contracts

Debt Obligations

2007 Notes

On May 14, 2007, we issued the 2007 Notes in aggregate principal amount of US$500,000,000 under our 2007 Program. The Program provides for the issuance of up to a maximum principal amount of US$650 million in notes, and was authorized by resolutions of an extraordinary meeting of shareholders dated December 21, 2006, and by resolutions of our Board of Directors adopted on January 4, 2007, March 30, 2007 and April 20, 2007. The program was also authorized by the CNV on January 18, 2007.

The scheduled maturity date of the 2007 Notes is May 14, 2017. The 2007 Notes accrue interest at an annual fixed rate of 7.875%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2015, 25% on May 14, 2016 and 25% on May 14, 2017. Between August 2008 and August 2010, we cancelled 2007 Notes with a nominal value of US$125,976,000, which were purchased by us on market, at prices lower than their nominal value. On January 10, 2014, we launched the Exchange Offer to exchange any and all outstanding 2007 Notes for 2014 Notes. On February 11, 2014, we settled the Exchange Offer, and 67%

of the 2007 notes were tendered representing US$250,741,000 aggregate principal amount of the 2007 notes.

Taking into account these purchases and cancellations and the Exchange Offer mentioned above, the total amount of 2007 Notes outstanding as of the date of this Annual Report is US$123,283,000. Based on the aggregate 2007 Notes currently outstanding, the amount for each scheduled amortization payment will be US$30,820,750, with the first amortization payment due on May 14, 2014.

The 2007 Notes are redeemable, in whole but not in part, prior to maturity at our option any time after May 14, 2012 at a redemption price as set forth in the table below, together with accrued interest thereon and any additional amounts to the redemption date.

During the 12 Months Beginning	**Applicable Percentage**
On May 14, 2012	103.938%
On May 14, 2013	101.969%
On May 14, 2014	100.984%
On May 14, 2015 and thereafter	100.000%

We are also permitted to redeem the 2007 Notes in whole, but not in part, at a price equal to 100% of the principal amount outstanding if, as a result of any change in, or amendment to, the laws or regulations of Argentina or any governmental authority thereof or therein having power to tax or as a result of any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts with respect to the 2007 Notes and we cannot avoid such obligation by taking reasonable measures available to us.

In the event that the Republic of Argentina, directly or indirectly through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all our shares, holders of the 2007 Notes are entitled to require us to purchase all or a portion of the 2007 Notes at price in cash equal to 101% of the principal amount of the 2007 Notes so purchased. The 2007 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times *pari passu* in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

Covenants

We are subject to several restrictive covenants under the terms of the 2007 Notes, which include, among others, the following:

- limitations on our ability to terminate our License or take any action that, in our reasonable opinion, would result in the termination of the License. We may not agree to amend or waive any terms of the License unless such amendment or waiver would not, in our reasonable opinion, adversely affect (i) our ability to meet our obligations under the 2007 Notes on a timely basis or (ii) any material rights or interest of the trustee or the holders under the indenture or the 2007 Notes;

- a requirement that we not enter into or consent to any amendment, restatement or modification of the Technical Assistance Service Agreement or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to us and our subsidiaries, taken as a whole;

- a limitation on our and our subsidiaries' ability to create liens on our property, assets or revenues, other than certain permitted liens;

- a limitation on our and our subsidiaries' ability to incur additional indebtedness unless we meet certain financial ratios and no event of default exists, other than certain permitted indebtedness;

- a limitation on our and our subsidiaries' ability to pay dividends and make certain other restricted payments and investments with respect to any fiscal year or fiscal semester unless:

(i) no event of default or potential event of default shall have occurred and be continuing and (ii) immediately after giving effect to such restricted payment, we would be able to incur at least US$1.00 of additional indebtedness pursuant to the limitation on indebtedness covenant;

- limitations on our and our subsidiaries' ability to enter into sale-leaseback transactions;

- limitations on our and our subsidiaries' ability to enter into a transaction with an affiliate, unless such transaction is on terms that are not materially less favorable to us or our subsidiary than we or such subsidiary would obtain in a comparable arm's-length transaction with a non-affiliate;

- a limitation on our and our subsidiaries' ability to sell our assets; and

- a limitation on our and our subsidiaries' ability to enter into a merger, consolidation or similar transaction.

Events of Default

The 2007 Notes contain the following events of default, among others:

- default in the payment of principal, interest or any other amount due under the terms of the 2007 Notes after a specified grace period;

- breach of obligations contained in the 2007 Notes after a specified cure period;

- the occurrence of an event of default under our other debt obligations;

- the occurrence of certain bankruptcy events or enforcement proceedings;

- enforcement by any creditor of any mortgage, charge, pledge, lien or other encumbrance created or assumed by us or one of our subsidiaries exceeding US$10 million;

- failure to obtain certain required governmental authorizations when required or if any such authorizations are rescinded, terminated, lapse or cease to be in full force and effect; and

- the occurrence of certain material adverse events with respect to our License, such as the revocation, suspension for a period of greater than 120 days or termination of the License.

2014 Notes

On February 11, 2014, we issued the 2014 Notes in aggregate principal amount of US$255,451,506 under our 2014 Program in exchange for a portion of the outstanding 2007 Notes. The Program provides for the issuance of up to a maximum principal amount of US$400 million in notes, and was authorized by resolutions of an extraordinary meeting of shareholders dated April 25, 2013, and by resolutions of our Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014.

The scheduled maturity date of the 2014 Notes is May 14, 2020. The 2014 Notes accrue interest at an annual fixed rate of 9.625%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2018, 25% on May 14, 2019 and 25% on May 14, 2020.

We are also permitted to redeem the 2014 Notes in whole, but not in part, at a price equal to 100% of the principal amount outstanding if, as a result of any change in, or amendment to, the laws or regulations of Argentina or any governmental authority thereof or therein having power to tax or as a result of any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts with respect to the 2014 Notes and we cannot avoid such obligation by taking reasonable measures available to us.

In the event that the Republic of Argentina, directly or indirectly through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all our shares, holders of the 2014 Notes are entitled to require us to purchase all or a portion of the 2014 Notes at price in cash equal to 101% of the principal amount of the 2014 Notes so purchased. The 2014 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times *pari passu* in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

Covenants

We are subject to several restrictive covenants under the terms of the 2014 Notes, which include, among others, the following:

- limitations on our ability to terminate our License or take any action that, in our reasonable opinion, would result in the termination of the License. We may not agree to amend or waive any terms of the License unless such amendment or waiver would not, in our reasonable opinion, adversely affect (i) our ability to meet our obligations under the 2014 Notes on a timely basis or (ii) any material rights or interest of the trustee or the holders under the indenture or the 2014 Notes;

- a requirement that we not enter into or consent to any amendment, restatement or modification of the Technical Assistance Service Agreement or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to us and our subsidiaries, taken as a whole;

- a limitation on our and our subsidiaries' ability to create liens on our property, assets or revenues, other than certain permitted liens;

- a limitation on our and our subsidiaries' ability to incur additional indebtedness unless we meet certain financial ratios and no event of default exists, other than certain permitted indebtedness;

- a limitation on our and our subsidiaries' ability to pay dividends and make certain other restricted payments and investments with respect to any fiscal year or fiscal semester unless: (i) no event of default or potential event of default shall have occurred and be continuing and (ii) immediately after giving effect to such restricted payment, we would be able to incur at least US$1.00 of additional indebtedness pursuant to the limitation on indebtedness covenant;

- limitations on our and our subsidiaries' ability to enter into sale-leaseback transactions;

- limitations on our and our subsidiaries' ability to enter into a transaction with an affiliate, unless such transaction is on terms that are not materially less favorable to us or our subsidiary than we or such subsidiary would obtain in a comparable arm's-length transaction with a non-affiliate;

- a limitation on our and our subsidiaries' ability to sell our assets; and

- a limitation on our and our subsidiaries' ability to enter into a merger, consolidation or similar transaction.

Events of Default

The 2014 Notes contain the following events of default, among others:

- default in the payment of principal, interest or any other amount due under the terms of the 2007 Notes after a specified grace period;

- breach of obligations contained in the 2007 Notes after a specified cure period;

- the occurrence of an event of default under our other debt obligations;

- the occurrence of certain bankruptcy events or enforcement proceedings;

- enforcement by any creditor of any mortgage, charge, pledge, lien or other encumbrance created or assumed by us or one of our subsidiaries exceeding US$10 million;

- failure to obtain certain required governmental authorizations when required or if any such authorizations are rescinded, terminated, lapse or cease to be in full force and effect; and

- the occurrence of certain material adverse events with respect to our License, such as the revocation, suspension for a period of greater than 120 days or termination of the License.

The following summary includes only the terms and conditions of the 2014 Notes and the 2007 Notes that differ in substantive respects. This summary does not purport to be a complete description of all of the terms and conditions of the 2014 Notes or the 2007 Notes that may be important.

	2007 Notes	**2014 Notes**
Issuer	TGS	TGS
Guarantor	None	None
Interest Rate	7.875% per annum	9.625% per annum

Amortization

Scheduled Payment Date	Percentage of Original Principal Amount Payable	Scheduled Payment Date	Percentage of Original Principal Amount Payable
May 14, 2014	25%	May 14, 2014	25%
May 14, 2015	25%	May 14, 2018	25%
May 14, 2016	25%	May 14, 2019	25%
May 14, 2017	25%	May 14, 2020	25%

Optional Redemption

Period Beginning	Applicable Percentage	Period Beginning	Applicable Percentage
May 14, 2012	103.938%	May 14, 2018	104.813%
May 14, 2013	101.969%	May 14, 2019	102.406%
May 14, 2014	100.984%		
May 14, 2015	100%		

Interest Payment Frequency	Semi-annually, payable on May 14 and November 14 of each year.	Semi-annually, payable on May 14 and November 14 of each year.
Maturity	May 14, 2017	May 14, 2020
Certain Covenants	*Purchase of Notes by the Company* Nothing in the Indenture shall limit in any way the Company from purchasing 2007 Notes at any time in the open market or on an exchange or by tender or by private agreement at any price. Any 2007 Note so purchased by us shall not be reissued or resold and the Company shall surrender any such Old Note to the Trustee for cancellation no later than 30 days after the date of such repurchase.	*Purchase of Notes by the Company* Nothing in the Indenture shall limit in any way the Company from purchasing 2014 Notes at any time in the open market or on an exchange or by tender or by private agreement at any price. Any 2014 Note so purchased by us shall not be reissued or resold.

Loan Agreement with Pampa

On October 5, 2011, we granted a US$26 million loan to Pampa. Proceeds from the loan were used by Pampa to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine the Government acquired upon exercise of the option mentioned above.

After several extensions of the maturity, on May 7, 2013, our Board of Directors approved the amendments ofto certain terms and conditions of the loan granted to Pampa, among others:

i) The expiration date will be October 6, 2014, with the option to automatically renew for an additional one-year period.

ii) The loan must be paid or prepaid compulsorily by the assignment to us of all rights and obligations assigned to Pampa, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to us, under the provisions of the 2008 Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) we are granted: (x) the tariff adjustment as provided by the Adjustment Agreement approved by our Board of Directors meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision to replace those currently in force under the Emergency Law with an equivalent economic effect on us.

iii) In all cases, the compensatory and punitive interest will be cancelled or prepaid in free trade U.S. dollars.

iv) The current interest rate is equivalent to 6.8% annually plus VAT and, if the loan is extended, the interest rate will be modified to the market rate to be determined for the next annual period, beginning October 6, 2014 until the date of full payment of the amount due under the loan.

Prior to the entry into this loan agreement and after each amendment, the Audit Committee concluded that said financial transaction can be considered under ordinary and regular market conditions, based on the opinion of an external specialist.

Events of Default

If any of the following events shall occur and be continuing, we shall be entitled to provide for acceleration of the term, and to demand the prompt and full payment of any amount of principal, compensatory interest and penalty interest, plus any payments for adjustments/shortages, commissions, legal fees, costs, charges and other resultant expenses, as well as any payment of amounts that for any cause or concept, are to be paid or delivered to TGS ("the Lender") under the terms hereunder:

(A) (i) Pampa ("the Borrower") shall admit in writing its inability to pay its debts as they become due, or shall take any action relating to its own bankruptcy, insolvency or relief of debtors, or there shall be commenced by a creditor any proceeding seeking to adjudicate it as bankrupt or insolvent, and (i) that proceeding remains undismissed or refused within 30 (thirty) working days of procedural time since the date the Borrower had been summoned to give explanations or (ii) the Borrower had not paid the credit that originated the petition for bankruptcy, submitting to the Lender evidence of true payment, as appropriate; or

(ii) The Borrower shall enter into any insolvency proceedings under the terms of sections 78 and 79 of Law 24.522; or

(iii) Any person member with the Borrower of an economic unit under the terms of section 65 et seq. of Law 24.522, shall submit a petition for a reorganization proceeding in a case of grouping/assembly, or if the board of directors or stockholders' meeting of the Borrower or of any person member with the Borrower of an economic unit under the terms of

section 65 et seq. of Law 24.522, shall resolve that the Borrower must file a petition for commencement of its own bankruptcy or insolvency proceedings or if such person member with the Borrower of an economic unit shall petition for commencement of insolvency proceedings in case of grouping/assembly, as provided under the terms of section 65 et seq. of Law 24.522;

(B)   The Borrower's stockholders' meeting or any competent court shall issue an order for the liquidation, dissolution, or some other winding up of the Borrower;

(C)   The Borrower shall (i) not keep in force its corporate existence, and any other appropriate registrations necessary to maintain such corporate existence; (ii) substantially amend the current corporate purpose as of this date; or (iii) shall not perform any reasonable action to maintain in force any and all rights, concessions, permits, authorizations, contracts, agreements, insurances, powers, prerogatives, franchises, recordings, licenses and the like, that are deemed essential for the normal conduct of its activities, business or operations and compliance with its obligations, provided that at the discretion of the Lender that would substantially and adversely affect compliance with any of the obligations of the Borrower hereunder;

(D)   The Borrower breaches any of the relevant obligations undertaken hereunder, or;

(E) (i)   If within seven (7) business days following the disbursement of the loan by us, the Borrower had not credited to the Lender (x) the use of the US$25,000,000 (twenty-five U.S. million dollars) amount in the exercise of the option referred to as "ICSID Call Option" under the Call Option Agreement, and the acquisition of rights that the Borrower is granted under the exercise of such ICSID Call Option in accordance with the terms and conditions of the ICSID Agreement, and (y) the submittance by the actors/relevant parts of the agreement of a request for suspension of the Resubmitted Request for Arbitration (as such term is defined in the ICSID Agreement) (the "Arbitration") for a six (6) month period, or (ii) if the Borrower had not informed us about the procedural steps and courses of action adopted by the actors in the Arbitration within five (5) working days from occurrence thereof, or had not consulted and negotiated in good faith with us as to the renewal of the suspension or otherwise, prior to the expiration of each period of suspension granted and prior to adopting its decision regarding the expected course of action intended to be followed with regard to Arbitration.

Should any of the above mentioned events occur, the term for payment of principal shall be considered automatically lapsed, and all outstanding principal plus any compensatory interest and penalty interest, plus any other relevant amount, shall be considered immediately due and payable by the Borrower to us. As of the date of this Annual Report, no event of default has occurred.

For more information, see "Item 3. Key Information—Risks Relating to Our Business— *Our results of operations may be adversely affected because our License with the Argentine government is subject to renegotiatio*n pursuant to the Public Emergency Law."

D. Exchange Controls

Since the end of 2001, the Argentine government has imposed controls on the foreign exchange market and the movement of capital. All transactions involving the purchase of foreign currency must be settled through the single free exchange market (the **"MULC"**) where the BCRA supervises the purchase and sale of foreign currency. Under Decree No. 260/2002, the Government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the BCRA.

Additionally, prior to the application for purchasing foreign currency in the MULC, in accordance to the provisions of the Resolution No. 3,417 issued by the *Administración Federal de Ingresos Públicos* ("**AFIP**") on December 20, 2012 we must obtain the authorization of the AFIP. According to Resolution No. 3,417, we must transact through the "Single Electronic Window of Foreign Trade", which is a new electronic tool that facilitates the transfer of commercial information about foreign trade transactions

between government bodies. The transactions listed in this resolution are, among others: interest payments made abroad for debts, profits and dividends paid abroad and payments related to services provided by foreign suppliers. Accordingly, the Argentine residents that make payments abroad in relation to such transactions shall be required to deliver such information through an electronic data transfer, with a new service called "Foreign Payment Affidavit" (*Declaración Anticipada de Pagos al Exterior* or "DAPE") and thus, will have to obtain permits for these operations.

In June 2005, the Government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest bearing account for 365 calendar days. Export and import financing operations, as well as primary public offerings of corporate bonds listed on self-regulated markets, among others, are exempt from the foregoing provision.

On October 28, 2011, the AFIP established an Exchange Transactions Inquiry Program (**"Inquiry Program"**) through which the entities authorized by the BCRA to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

All foreign exchange sale transactions, whether involving foreign currency or banknotes, irrespective of their purpose or allocation, are subject to the Inquiry Program, which determines whether transactions are "Validated" or "Inconsistent."

In October 2011, the Executive Branch issued Decree No. 1,722/11 re-establishing foreign exchange restrictions on oil, gas and mining companies. This decree requires producers of oil derivatives and gas to enter all foreign currency received as payment from export transactions into the Argentine exchange market and convert it into local currency. As a result, since the issuance of this decree, we are obliged to enter all foreign currency funds received from our exports transactions into the Argentine exchange market.

The most important provisions currently in force that affect us are mentioned below:

- there is an obligation to enter all the funds received as payment for the export of liquids into the exchange market and to convert it into local currency within a short-time limit established by the Ministry of Economy and Production;

- principal and interest payments of financial obligations may be freely made, provided that the debt has been previously reported to the BCRA and negotiated in the local foreign exchange market.

Money Laundering

Argentine Law No. 25,246, as amended, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps. 50,000.

In addition, the Law No. 25,246 created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

- Crimes related to illegal trafficking and commercialization of narcotics;

- Crimes related to arms trafficking;

- Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code;

- Illegal acts committed by illegal associations organized to commit crimes with political or racial objectives;

- Crimes of fraud against the Public Administration;

- Crimes against the Public Administration;

- Crimes of underage prostitution and child pornography; and

- Crimes related to terrorism financing.

Law No. 25,246 assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the BCRA. These regulations apply to many Argentine companies. These obligations consist mainly of maintaining internal policies and procedures aimed at preventing money laundering and financing of terrorism, especially through the application of "know your customer" policies.

On May 8, 2005, the CNV enacted Resolution No. 554, which establishes that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax havens included in Presidential Decree No. 1,344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities markets under the supervision of an agency similar to the CNV, are allowed only if such agency has signed a memorandum of mutual understanding with the CNV. Regarding the listed companies under the supervision of the CNV, Resolution No. 554 states that they shall identify any entity or individual (whether or not a shareholder at that time) that makes a capital contribution or a significant loan, and comply with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

In connection with Resolution No. 554, the BCRA issued *Comunicación "A" 4940*, as amended, which rules that non-residents of Argentina must obtain the prior approval of the BCRA in order to purchase foreign currency in the exchange market to repatriate investments when the beneficiary of such repatriation is an individual or an entity registered or domiciled in a jurisdiction listed as a tax haven in Presidential Decree No. 1,344/98.

E. Taxation

General

The following is a general summary of certain Argentine and United States federal income tax matters that may be relevant to the ownership and disposition of ADSs or Class B Shares. The summary describes the principal tax consequences of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of ADSs or Class B Shares.

The summary is based upon tax laws of Argentina and the United States and regulations thereunder as in effect on the date of this Annual Report, which are subject to change, possibly on a retroactive basis. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the depositary agreement or any other related document will be performed in accordance with its terms. Holders of ADSs or Class B Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class B Shares in their particular circumstances.

Argentine Taxes

Income tax. Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several changes to Income Tax Law No. 20,628, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale

or other disposition of Class B shares or ADSs. The scope of the law was clarified by means of the Decree No. 2,334/114.

The changes introduced by Law No. 26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends. Until Law No. 26,893 became effective, dividends of our cash, property or capital stock paid or distributed to holders of Class B Shares or ADSs were generally not subject to income tax withholding. However, according to Law No. 25,063, published on December 30, 1998, the portion of cash or other type of dividend distribution, exceeding our accumulated net income at year end (if any) is subject to a 35% withholding tax as a sole and definite payment.

In addition, as of the effective date of Law No. 26,893, the gross amount of dividends we distribute(other than stock dividends) in respect of Class B Shares or ADs are subject to tax at a rate of 10%. This tax is imposed on dividends distributed to overseas beneficiaries through withholding.

Taxation of Capital Gains. Under Law No. 26,893, any income originating from the sale, exchange, disposition or transfer of Class B Shares or ADSs is generally taxable, as described below. However, income to resident individuals from the sale, exchange, disposition or transfer of Class B Shares or ADSs that are listed on securities exchanges or markets and/or authorized to be offered to the public, is exempt from such tax.

Resident individuals

Capital gains obtained by resident individuals from the sale of Class B Shares or ADs not listed on securities exchanges or markets or not authorized to be offered to the public are subject to tax at a rate of 15%.

Losses arising from the sale, exchange or other disposition of Class B Shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

Foreign holders

As of the effective date of Law No. 26,893 on September 23, 2013, a non-resident holder who sells, exchanges or otherwise disposes of Class B Shares or ADSs is subject to a capital gains tax at a rate of 15%. This tax is assessed, at the option of the seller, on either (i) 90% of the gross proceeds of such sale, exchange or disposition, or (ii) the net gain from such sale, exchange or disposition, as calculated under the relevant income tax law. However, when both the purchaser and the seller of Class B Shares or ADSs are non-residents, the purchaser of the shares or ADSs is liable for payment of this tax. Accordingly, when both the purchaser and the seller of Class B Shares or ADSs are non-residents, the purchaser is required to pay the capital gains tax in addition to the purchase price of the Class B Shares or ADSs. There is currently no guidance under Argentine law with respect to how a seller of Class B Shares or ADSs may determine the residence of the purchaser.

Holders are urged to consult their tax advisors regarding the applicability of Law No. 26,893 to the sale or acquisition of Class B Shares or ADSs.

Argentine entities

Capital gains obtained by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of Class B Shares or ADSs are subject to income tax at the rate of 35%.

Losses arising from the sale, exchange or other disposition of Class B Shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

Tax on Personal Property (Individuals). The Argentine Tax authority has introduced some amendments to the personal property tax law. In accordance with the Law No. 25,585, the personal tax corresponding to the ownership of securities issued by entities domiciled in Argentina, whose direct owners are individuals domiciled in Argentina or abroad and entities domiciled abroad, will be liquidated and deposited by the entity that has issued such securities. The applicable rate is 0.50% on the equity value according to the last Financial Statements as of each respective fiscal year. Law No. 25,585 presumes that securities whose holders are entities domiciled or located abroad indirectly belong to individuals domiciled abroad.

We are responsible for depositing such tax and have the right to recover such amount from holders, even withholding and/or liquidating the securities which caused such tax payment. This Amendment was effective starting fiscal year 2002.

VAT. The sale, exchange or other disposition of ADSs or Class B Shares and the distribution of dividends are exempted from VAT.

Transfer Taxes. The sale, exchange or other disposition of ADSs or Class B Shares is not subject to transfer taxes.

Purchase or Sale of Foreign Currency. There is no tax on the purchase or sale of foreign currency.

Deposit and Withdrawal of Class B Shares in Exchange of ADSs. No Argentine tax is imposed on the deposit or withdrawal of Class B Shares in exchange for ADSs.

Other Taxes. There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Class B Shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Class B Shares.

Tax Treaties. Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

United States Taxes

General. This discussion relating to certain U.S. federal income tax consequences applies only to a U.S. holder (as defined below) who holds our Class B Shares or ADSs. It applies to holders only if he or she holds our Class B Shares or ADSs as capital assets for tax purposes and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; a life insurance company; a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of our voting stock; a person that holds Class B Shares or ADSs as part of a hedging or straddle or conversion transaction; a person that purchases or sells Class B Shares or ADSs as part of a wash sale for tax purposes; or a person whose functional currency is not the U.S. dollar.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Argentina all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds Class B Shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Class B Shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in Class B Shares or ADSs.

A holder is a U.S. holder if such holder is a beneficial owner of Class B Shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation or other entity taxable as such; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust, if a US court

can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the underlying Class B Shares represented by those ADSs, and exchanges of Class B Shares for ADRs, and ADRs for Class B Shares, will not be subject to U.S. federal income tax.

This discussion does not generally address any aspects of US taxation other than federal income taxation. Holders of Class B Shares or ADSs are urged to consult their tax advisors regarding the US federal, state and local tax consequences of owning and disposing of the Class B Shares or ADSs in their particular circumstances.

Taxation of Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company (**"PFIC"**) rules discussed below, a US holder must include in his or her gross income the gross amount of any dividend that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). If the holder is a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that the Class B Shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Dividends that are paid with respect to the ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. Because the Class B Shares are not readily tradable on an established securities market in the United States, it is unclear whether dividends paid with respect to the Class B Shares will also be qualified dividend income.

The holder must include any Argentine tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The holder must include the gross amount of dividends in income when the holder, in the case of Class B Shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder's basis in the Class B Shares or ADSs and thereafter as capital gain.

The amount of the dividend distribution that a holder must include in his or her income will be the U.S. dollar value of the Argentine peso payments made, determined at the spot Argentine peso/U.S. dollar rate on the date such dividend distribution is includible in such holder's income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit purposes, the dividend will generally be income from sources outside the United States. Dividends will, depending on the holder's circumstances, generally be either "passive" or "general" income, for purposes of computing the foreign tax credit allowable to the holder. No U.S. foreign tax credit will be allowed to U.S. holders of Class B Shares or ADSs in respect of any personal property or similar tax imposed by Argentina (or any taxing authority thereof or therein). Subject to certain limitations, the Argentine tax withheld and paid over to Argentina will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

Taxation of Capital Gains. Subject to the PFIC rules discussed below, a U.S. holder that sells or otherwise disposes of Class B Shares or ADSs will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such Class B Shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater

than one year. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

As discussed above under "Argentine Taxes—Taxation of Capital Gains", it is possible that a U.S. holder who sells or purchases the Class B Shares or ADSs may be subject to Argentine tax upon such sale or acquisition. If the seller is legally liable for the tax and the seller pays this tax, then the seller should be able to claim a foreign tax credit for U.S. federal income tax purposes in an amount equal to the amount of the tax, subject to generally applicable limitations. However, because the gain from a sale or other disposition of Class B Shares or ADSs will be U.S. source income, such seller would need a sufficient amount of other foreign source income that is untaxed, or that is taxed at a tax rate that is sufficiently lower than the U.S. tax rate applicable to such seller, in order to be able to claim this foreign tax credit. Additionally, if an Argentine tax is withheld on the sale or other disposition of Class B Shares or ADSs, then the seller must include the amount of such tax withheld in the amount realized upon the sale or disposition, even though the seller does not in fact receive it. If the purchaser is legally liable for the tax, then the purchaser will likely not be entitled to receive any tax credit in the United States in respect of the payment of any such taxes.

PFIC Rules. We believe the Class B Shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Class B Shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, the U.S. holder would be treated as if he had realized such gain and certain "excess distributions" ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Class B Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the holding period of a U.S. holder. In addition, dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to a U.S. holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the CNV and the BASE and file reports and other information relating to our business, financial condition and other matters with the CNV and the BASE. You may read such reports, statements and other information, including our publicly-filed Financial Statements, at the public reference facilities of the CNV and BASE maintained in Buenos Aires. We are also required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC will also be available to the public at the offices of the NYSE, 11 Wall Street, New York, New York 10005.

We have appointed The Bank of New York Mellon to act as depositary for our ADRs. For so long as our ADRs are deposited with the depositary, we will furnish the depositary with our annual reports and summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the depositary agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADRs. Any record holder of

ADRs may read such reports, notices, or summaries thereof, and communications at the depositary's office. The depositary's office is located at 111 Wall Street, New York, NY 10043.

Whenever a reference is made in this Annual Report to a contract or other document of ours, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the Annual Report for a copy of the contract or other document. You may review a copy of the Annual Report at the SEC's public reference room in Washington, D.C.

I.   Subsidiary Information

Not applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial market prices and interest rates. We are exposed to market risk in the areas of interest rates and foreign currency exchange. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either non-financial or non-quantifiable, such as political, economic, tax, other regulatory or credit risks, are not included in the following assessment of our market risks.

Interest Rate Risk

Our interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

Currently, our exposure to cash flow interest rate risk is limited due to the fact that 100% of our outstanding financial indebtedness bears fixed interest rates. Therefore, our exposure to market risk associated with changes in interest rates is limited to our financial assets which bear variable interest rate. Most of our financial assets bear fixed rate interests.

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds, fixed-term deposits and public and private notes.

The following table provides information regarding our assets and liabilities as of December 31, 2013 according to its interest rate:

	Financial assets [1]	Financial liabilities [2]
Fixed interest rate	976,048	2,508,786
Variable interest rate	48,690	-
Total	**1,024,738**	**2,508,786**

[1] Includes mutual funds, time deposits, bank accounts, trade receivables and the loan granted to Pampa which bears interest at 6.8% plus VAT. Trade receivables do not bear interest except for Ps. 3,677 which bear interest at 5.52% semmi-annual rate and Ps. 48,140 which bears CER plus a spread of 8%.
[2] Includes loans, excluding issuance expenses.

Foreign Exchange Exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since most of our debt is denominated in U.S. dollars. As of December 31, 2013, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 287.0 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues, that have significant increased our foreign exposure. As a result, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because a significant portion of our annual revenues, Ps.

835.0 million for 2013, are denominated in pesos while substantially all our liabilities are denominated in U.S. dollars.

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate curve would not have a significant impact on the total value of them.

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2013, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates would have been Ps. 187.6 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Our indebtedness accrue interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates, except as noted above with respect to the financial assets at variable interest rate. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rates by expected maturity dates after the giving effect to the settlement of the Exchange Offer. For further information see "Item 10. C. Additional Information. Material Contracts. Debt Obligations":

	Expected maturity date						
	2014	**2015**	**2016**	**2017**	**Thereafter**	**Total[6]**	**Fair value[2]**
	(in millions of pesos) [1]						
Debt denominated in U.S. dollars[1][5]							
Fixed rate	307.2	293.3	273.7	253.9	-	1,128.1	992.7
Interest rate [3]	7.875%	7.875%	7.875%	7.875%	-	-	-
Fixed rate	656.1	149.6	150.0	149.6	1,738.2	2,843.5	1,977.8
Interest rate [3]	9.625%	9.625%	9.625%	9.625%	9.625%	-	-
Debt denominated in pesos[4]							
Fixed rate	18.2	23.2	13.8	1.5	-	56.7	-
Interest rate	15.01%-15.25%	15.01%-15.25%	15.01%-15.25%	15.01%-15.25%	-	-	-

[1] Converted at the exchange rate as of March 31, 2014: Ps. 8.002 = US$1.00.
[2] Based on the quoted market prices of our 2007 and 2014 Notes.
[3] For a detailed description of 2007 and 2014 Notes, see "Item 10. Additional Information—C. Material contracts—Debt Obligations."
[4] For a detailed description of the peso denominated loans, see "Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources – Description of Indebtedness."
[5] For further information about limitations on our ability to make payments on our debt denominated in U.S. Dollares see "Item 3. D. Risk Factors. - *The Argentine economy can be adversely affected by economic developments in other markets and by more general "contagion" effects, which could have a material adverse effect on Argentina's economic growth.*"
[6] Includes future interest payment not accrued as of December 31,2013.

See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency and Exchange Rates" and "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Derivative Financial Instruments" for more information.

Commodity Price Risk

In the liquids production and commercialization segment, we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume of sales in 2013, a US$50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 36.7 million annual net income effect, if international reference prices of LPG and natural gasoline are lower than US$663 and US$1,094, respectively. If they are higher, there would be no effect as the variable export tax regime

neutralizes any change in the prices of such products in excess of these levels. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports."

The price at which we sell ethane under our agreement with PBB is subject to adjustment based on various factors including the PPI, the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. We do not consider them as a significant commodity price risk.

For any given period, the liquids sales will be dependent on the international price of LPG and natural gasoline, taxes and other government take impacts and production volumes. Accordingly, changes in international prices for the mentioned products only provide a broad indicator of changes in the net income of any fiscal year.

Item 12.   Description of Securities Other Than Equity Securities

American Depositary Shares

Fees and Charges Payable by a Holder of ADSs

Our ADSs are listed on the NYSE under the symbol "TGS". The Bank of New York Mellon is the Depositary issuing ADSs pursuant to our deposit agreement. Each ADS represents the right to receive five shares.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The charges of the Depositary payable by investors are as follows:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 per 100 ADSs	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
US$0.02 (or less) per ADS	Cancellation of ADSs for the purpose of withdrawal, including if the depositary agreement terminates
	Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
US$0.02 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Expenses of the Depositary	Cable, telex and facsimile transmissions (as provided in the depositary agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2013 to April 28, 2014, we received from the Depositary US$330,000 for the expenses incurred by us related to the administration and maintenance of the ADS program and investor relation activities.

Disclosure for Fees to be Paid in the Future. The Depositary has agreed to reimburse us for expenses incurred by us related to the administration and maintenance of the ADS program and investor relation activities. In certain instances, the Depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

Part II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect TGS.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.   Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B. Management's Annual Report on Internal Control Over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with applicable generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on this assessment, management concluded that, as of the end of fiscal year 2013, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.   [Reserved]

Item 16A. Audit Committee Financial Expert

We have at least one audit committee financial expert serving on our Audit Committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a code of ethics (the **"Code of Ethics"**), applicable to all employees including our principal executive, accounting and financial officers. Our Code of Ethics is available both on our website at http://www.tgs.com.ar/gobierno-corporativo/codigo-de-conducta and as an Exhibit to this Annual Report. For more information see, "Item 16G. Corporate Governance."

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC, during the year ended December 31, 2013 and 2012 in each of the following categories are:

	Year ended December 31,	
	2013	**2012**
	(in thousands of pesos)	
Audit fees	2,663.0	1,779.6
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	**2,663.0**	**1,779.6**

Audit fees. Audit fees in the above table are mainly for the audit of our annual Financial Statements and the review of our quarterly reports and Form 20-F.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee pre-approves services prior to commencement of the specified service. Before the accountant is engaged to render audit or non-audit services, the engagement must be approved by the Audit Committee and the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The Audit Committee has delegated to its President the authority to grant pre-approvals to auditors' services. The decision of that member to pre-approve a service is presented to the full Audit Committee at each of its scheduled meetings.

All audit fees, audit-related fees, tax fees and other, if any, are submitted to our audit committee for prior approval. The Audit Committee evaluates the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the fees rendered by our principal accountants in 2013 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Our corporate governance practices are governed by:

- applicable Argentine law (particularly, the Commercial Companies Law),

- Law No. 26,831 and Decree No. 1,023/2013,

- the standards of the CNV,

- our By-laws,

- our Code of Conduct and other internal control policies and procedures, and

- certain rules of the NYSE applicable to listed foreign private issuers.

We have securities that are registered with the SEC and listed on the NYSE and, consequently, we are subject to the rules and regulations of the NYSE.

Under the Corporate Governance Standards issued by the NYSE in Section 303A of its Listed Company Manual (the **"NYSE Standards"**), non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of the provisions included in such Section. However, non-U.S. companies must comply with sections 303A.06, 303A.11 and 303A.12(b) and (c).

Our Corporate Governance Guidelines are available on our website www.tgs.com.ar.

According to Section 303A.11 of the NYSE Standards, foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. issuers. Accordingly, the following list reflects such differences:

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our General Annual Shareholders' Meeting held on April 29, 2011 , three independent directors (meeting the independence criteria set forth in the NYSE Standards) were appointed to the Audit Committee. We also have two alternate directors who qualify as independent.

Meeting of Non-Management Directors

According to NYSE requirements, the non-management directors must meet at regularly scheduled executive sessions without management. None of Argentine law, the CNV rules or our By-laws requires that any such meetings be held. Under Argentine law, a board of directors must meet at least once every three months.

Nominating/Corporate Governance Committee

U.S. listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Argentine law and regulations do not require us to have a nominating or corporate governance committee.

Compensation Committee

U.S. listed companies must have a compensation committee composed entirely of independent directors. Argentine law and regulations do not require this committee. However, our Audit Committee is required to give an opinion about the reasonableness of directors' fees and executive officers' compensation and stock option plans (if applicable), as proposed by our Board of Directors, and the fee paid to members of our Board of Directors is approved by our shareholders at their ordinary annual meeting.

Audit Committee

According to SEC regulations, listed companies must have an audit committee consisting of a minimum of three independent members. The members of the Audit Committee must be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have expertise in accounting or financial management. Also, if a member of the Audit Committee is simultaneously a member of the Audit Committee of more than three public companies, and the listed company does not limit the number of Audit Committees on which its members may serve, then, in each case the Board of Directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company's Audit Committee, and shall disclose its decision in the annual proxy statement of the company or in the company's annual report filed with the SEC.

Argentine law requires an Audit Committee to be comprised of at least three members with a majority of independent members. Pursuant to CNV standards, Audit Committee members are required to have knowledge in business, financial or accounting matters and issues. In addition, CNV standards require the training of Audit Committee members in the practice areas that would permit them to carry out their duties on the Audit Committee. Our Audit Committee is made of three independent members. One of them qualifies as a "financial expert" within the meaning of Item 16A of the Form 20-F. See "Item 16A. Audit Committee Financial Expert." The Audit Committee's functions and duties are similar to those required by the NYSE. Furthermore, Argentine law does not limit the number of audit committees on which a member of its Audit Committee may serve.

Code of Business Conduct and Ethic

According to Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In October 2005, our Board of Directors approved a "Code of Conduct" with the purpose of introducing SEC rules applicable to foreign registrants. Such code applies to all Board of Directors' members, Audit Committee members, senior management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report.

CEO's Certification

Each listed company CEO must annually certify to the NYSE each year that he or she is not aware of any violation by the company of the NYSE's corporate governance listing standards. There is no such requirement under Argentine law.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17.   Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.   Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.--

Reference is made to pages F-1 through F-65.

Item 19. Exhibits

See Exhibit Index.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRANSPORTADORA DE GAS DEL SUR S.A.
(Registrant)
By:

/s/ Javier Gremes Cordero

Name:	Javier Gremes Cordero
Title:	Chief Executive Officer

/s/ Gonzalo Castro Olivera

Name:	Gonzalo Castro Olivera
Title:	Chief Financial Officer

Dated: April 28, 2014

EXHIBIT INDEX

Exhibit No.

1.1	Corporate Charter and By-laws. [1]
1.2	By-laws Amendments. [2]
2.1	Indenture dated as of May 14, 2007, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS's 7.875% Notes Due 2017. [3]
2.2	Officers' Certificate establishing the terms of TGS' 7.875% Notes Due 2017. [3]
2.3	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to filed consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.
2.4	Indenture dated as of February 11, 2014, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS's 9.625% Notes Due 2020.
2.5	Officers' Certificate establishing the terms of TGS' 9.625% Notes Due 2020.
3.1	CIESA Shareholders' Agreement. [4]
3.2	CIESA's Fourth Amendment to the Restructuring Agreement. [5]
3.3	CIESA's Settlement Agreement [8]
4.1	Technical Assistance Service Agreement between TGS and Petrobras Argentina dated December 23, 2011. [7]
4.2	Ethane Supply Agreement between TGS and PBB Polisur S.A. [4]
4.3	Natural Gasoline Supply Agreement between TGS and Petroleo Brasileiro, dated December 30, 2013.
8.1	List of TGS's Subsidiaries.
11.1	Code of Ethics. [4]
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter. [6]

---

[1] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2001 (Commission File No. 1-13396).

[2] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2004 (Commission File No. 1-13396).

[3] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2006 (Commission File No. 1-13396).

[4] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2005 (Commission File No. 1-13396).

[5] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2010 (Commission File No. 1-13396).

[6] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2003 (Commission File No. 1-13396).

EXHIBIT 2.4

DATED AS OF FEBRUARY 11, 2014

TRANSPORTADORA DE GAS DEL SUR S.A.
AS ISSUER,

LAW DEBENTURE TRUST COMPANY OF NEW YORK,
AS TRUSTEE, CO-REGISTRAR,
PRINCIPAL PAYING AGENT AND TRANSFER AGENT,

AND

BANCO SANTANDER RÍO S.A.,
AS REGISTRAR, PAYING AGENT AND TRANSFER AGENT.

INDENTURE

Euro Medium-Term Note Program
For Medium Term Notes Due From 7 Days To 30 Years
From Date Of Original Issue

TABLE OF CONTENTS

THIS INDENTURE, dated as of February 11, 2014 (the "**Indenture**")

AMONG

TRANSPORTADORA DE GAS DEL SUR S.A. (the "**Company**" or the "**Issuer**"), a *sociedad anónima* organized under the laws of the Republic of Argentina, domiciled at Don Bosco 3672 (1206), Capital Federal, Argentina and originally registered under No. 11,668, Book No. 112, Volume A of Corporations with the Public Registry of Commerce on December 1, 1992;

LAW DEBENTURE TRUST COMPANY OF NEW YORK, a limited purpose trust company chartered by the New York State Department of Financial Services, as trustee (the "**Trustee**"), co-registrar (in such capacity, the "**Co-Registrar**"), principal paying agent (in such capacity, the "**Principal Paying Agent**", and together with any other paying agents under this Indenture in their respective capacities as such, each of them a "**Paying Agent**" and all of them jointly the "**Paying Agents**") and transfer agent (in such capacity, the "**Transfer Agent**" and together with any other transfer agents under this Indenture in their respective capacities as such, each of them a "**Transfer Agent**" and all of them jointly, the "**Transfer Agents**");

BANCO SANTANDER RÍO S.A., as registrar (in such capacity, the "**Registrar**"), Paying Agent and Transfer Agent; and

WHEREAS

(A)   Pursuant to the Shareholders' Meeting dated April 25, 2013 and the Board of Directors' meetings dated July 23, 2013, the Company has duly authorized a Medium-Term Note Program for the issuance from time to time of up to an aggregate principal amount Outstanding at any time of US$400 million (or its equivalent in other currencies or composite currencies) of medium-term notes (the "**Notes**") in one or more series in such minimum amount, if any, as may be set forth by the Company from time to time (the "**Program**"); the Notes will constitute *obligaciones negociables* issued pursuant to Argentine Law No. 23,576, as amended by Argentine Law No. 23,962 (the "**Negotiable Obligations Law**") and the regulations issued thereunder, and the Board of Directors' meetings dated December 23, 2013 duly authorizing the issuance of the Notes.

(B)   The CNV (as defined herein) has authorized the establishment of the Program and the public offering of the 9.625% Notes Due 2020 (as defined herein) in Argentina pursuant to CNV Resolution No. 17.262 of January 3, 2014, the Bolsa (as defined herein) has accepted the application for the listing of such Notes on the Bolsa and the *Mercado Abierto Electronico* ("**MAE**") has accepted the Notes for trading.

(C)   In order to provide, among other things, for the authentication, delivery and administration of the Notes, the Company has duly authorized the execution and delivery of this Indenture.

(D)   All things necessary to make this Indenture a valid Indenture and agreement according to its terms have been done.

(E)   The corporate purpose of the Company is primarily the provision of gas transportation for its own account, the account of third parties or associated third parties and its activities include gas transportation, processing, upstream services and other activities related to the gas industry. The corporate capital of the Company is Ps. 794,495 thousand and its net worth, as of September 30, 2013, was Ps. 1,964,424 thousand.

NOW, THEREFORE, in consideration of the premises and the purchases of the Notes by the Holders (as defined below) thereof, each of the undersigned mutually covenants and agrees for the equal and proportionate benefit of the Holders from time to time of the Notes as follows:

1. Definitions and Other Provisions of General Application

1.1 Definitions

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)   the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)   all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3)   all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles (whether or not such is indicated herein), and, except as otherwise herein expressly provided, the term "**Generally Accepted Accounting Principles**" or "**IFRS**" with respect to any computation required or permitted hereunder shall mean such accounting principles applicable to the Company as are generally accepted in Argentina, consistently applied as required by the CNV, at the date of such computation;

(4)   unless the context otherwise requires, any reference to an "**Article**" or a "**Section**" refers to an Article or a Section, as the case may be, of this Indenture; and

(5)   the words "**herein**", "**hereof**" and "**hereunder**" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"**9.625% Notes Due 2020**" means the U.S.$255,451,506 9.625% Notes Due May 14, 2020 that have been authenticated and delivered under this Indenture by the Company as of the date hereof.

"**ABL**" means the Argentine Bankruptcy Law No. 24,522 (as amended by Law No. 25,563, 25,589 and 26,684).

"**Act**", when used with respect to any Holder, has the meaning specified in Section 1.4.

"**Additional Amounts**" has the meaning specified in Section 10.2.

"**Additional Assets**" means (1) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Subsidiary in a Related Business; (2) the Capital Stock of a Person that becomes a Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Subsidiary; or (3) Capital Stock constituting a minority interest in any Person that at such time is a Subsidiary; *provided*, *however*, that any such Subsidiary described in clause (2) or (3) of this definition is primarily engaged in a Related Business.

"**Affiliate**" means, with respect to any Person, a person that directly or indirectly, through one or more intermediaries, Controls, Co-Controls or is Controlled or Co-Controlled by or is under common Control or Co-Control with such Person.

"**Agent Member**" means any member of, or participant in, the Depositary.

"**Applicable Procedures**" means, with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Note, Euroclear and Clearstream, Luxembourg, in each case to the extent applicable to such transaction and as in effect from time to time.

"**Argentina**" means the Republic of Argentina.

"**Argentine Capital Markets Law**" means Argentine Law No. 26,831, supplemented by Decree 1023/13.

"**Argentine Government**" means the government of Argentina (and all agencies and instrumentalities thereof).

"**Argentine Government Obligations**" means obligations issued or directly and fully guaranteed or insured by Argentina or by any agent or instrumentality thereof; *provided*, that the full faith and credit of Argentina is pledged in support thereof.

"**Argentine Personal Assets Tax Law**" means Argentine Law No. 23,966, as amended.

"**Asset Sale**" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

(1) any shares of Capital Stock of a Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Subsidiary); (2) all or substantially all the assets of any division or line of business of the Company or any Subsidiary; or (3) any other assets of the Company or any Subsidiary outside of the ordinary course of business of the Company or such Subsidiary; *provided*, *however*, that Asset Sale shall not include:

a disposition by a Subsidiary to the Company;

a disposition of assets with a Fair Market Value of less than US$5.0 million in the aggregate in any fiscal year of the Company or such Subsidiary;

an expenditure of cash or liquidation of Cash Equivalents or disposition of Temporary Cash Investments or goods held for sale and assets sold in the ordinary course of business;

(i) a disposition of obsolete equipment or other obsolete assets or other property which is uneconomical and no longer useful for the Company or any Subsidiary in the ordinary course of business consistent with past practice; or (ii) a disposition of assets that are exchanged for or are otherwise replaced by Additional Assets;

the disposition of all or substantially all of the assets of the Company in a manner permitted by Section 8.1;

the lease, assignment or sublease of any real or personal property in the ordinary course of business;

the disposition of assets in a sale-leaseback transaction;

the incurrence of any Lien in accordance with Section 10.19; or

the discounting, factoring or securitization of receivables in the ordinary course of business.

"**Asset Sale Offer**" has the meaning specified in Section 10.18.

"**Asset Sale Offer Amount**" has the meaning specified in Section 10.18.

"**Asset Sale Offer Payment Date**" has the meaning specified in Section 10.18.

"**Attributable Debt**" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value (discounted at the interest rate applicable to the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale

and Lease-Back Transaction (including any period for which such lease has been extended); *provided*, *however*, that if such Sale and Lease-Back Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capitalized Lease Obligation".

"**Authenticating Agent**" means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Notes of one or more series.

"**Authorized Officers**" has the meaning specified in Section 3.3.

"**Board of Directors**" means either the board of directors of the Company or any duly authorized committee of that board.

"**Board Resolution**" means a copy of a resolution and an English translation thereof certified by the Director of Legal Affairs of the Company or any Senior Counsel of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"**Bolsa**" means the *Bolsa de Comercio de Buenos Aires* (the Buenos Aires Stock Exchange).

"**Business Day**" means any day except a Saturday, a Sunday or other day on which commercial banks are authorized or required by law or regulation to close in New York City.

"**Capital Stock**" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock and partnership interests, but excluding any debt securities convertible into such equity.

"**Capitalized Lease Obligation**" of any Person means any obligation of such Person under a lease or license of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease or financial lease obligation under Generally Accepted Accounting Principles and, for the purpose hereof, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with Generally Accepted Accounting Principles.

"**Cash and Cash Equivalents**" means: (a) any official currencies received or acquired in the ordinary course of business including, without limitation, Pesos, Euro, Dollars or any other currency of countries in which the Company or its Subsidiaries has operations; (b) U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations, or securities issued directly and fully guaranteed or insured by any member of the European Union, or any agency or instrumentality thereof (provided that the full faith and credit of such member is pledged in support of those securities) or other sovereign debt obligations (other than those of Argentina) rated "A" or higher or such similar equivalent or higher rating by at least one Nationally Recognized Statistical Rating Organization, in each case with maturities not exceeding one year from the date of acquisition; (c) Argentine Government Obligations (including those of the Central Bank) or certificates representing an ownership interest in Argentine Government Obligations (including those of the Central Bank) with maturities not exceeding one year from the date of acquisition; (d) (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers' acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or under the laws of any member state of the European Union, or under the laws of any country in which the Company has operations in each case whose head office's senior short term debt is rated "BBB+" or higher or such similar equivalent or higher rating by at least one Rating Agency or whose local national scale rating for senior short term debt is BBB+ or higher or such similar equivalent or higher rating; and *provided*, *further*, that in the event that no bank or trust company in such country has a local rating of BBB+ or higher or such similar equivalent or higher rating, then this clause shall apply to the three highest rated banks in the relevant country; (e) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (d) above; (f) commercial paper rated "BBB" or higher or such similar equivalent or higher rating by at least one Nationally Recognized Statistical Rating Organization maturing within six months after the date of acquisition; (g) money market funds at least 95% of the

4

assets of which consist of investments of the type described in clauses (a) through (f) above; and (h) substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which the Company or its Subsidiaries conduct business.

"**Central Bank**" means the Central Bank of Argentina (*Banco Central de la República Argentina*).

"**Change of Control Event**" has the meaning specified in Section 11.9.

"**Change of Control Event Purchase Date**" has the meaning specified in Section 11.9.

"**Change of Control Event Purchase Right**" has the meaning specified in Section 11.9.

"**Clearstream, Luxembourg**" means a professional depository incorporated under the laws of Luxembourg.

"**CNV**" means the Argentine Government Regulator (as defined below) *Comisión Nacional de Valores*.

"**Co-Registrar**" has the meaning specified in the preamble to this Indenture.

"**Commission**" means the Securities and Exchange Commission, from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Exchange Act, then the body performing such duties at such time.

"**Company**" means the Person named as the "**Company**" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "**Company**" shall mean such successor Person.

"**Company Request**" or "**Company Order**" means a written request or order signed in the name of the Company by any two of the Chairman of the Board, a Vice Chairman of the Board, any member of the Supervisory Committee of the Company, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, any Vice President of the Company, any Finance Manager of the Company or any Senior Counsel of the Company, and delivered to the Trustee.

"**Consolidated Adjusted EBITDA**" means, for any period, Consolidated Net Income (Loss) for such period adjusted as follows: (a) increased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) the Consolidated Income Tax for such period; plus (ii) Consolidated Interest Expense for such period; plus (iii) the Company's depreciation for such period, determined on a consolidated basis in accordance with Generally Accepted Accounting Principles; plus (iv) the Company's amortization for such period, excluding, and without duplication, amortization of capitalized debt issuance costs and capitalized hedge costs for such period, all determined on a consolidated basis in accordance with Generally Accepted Accounting Principles; plus (v) any other non-cash charges that were deducted in computing Consolidated Net Income (Loss) (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period) for such period in accordance with Generally Accepted Accounting Principles; plus (vi) extraordinary losses, and plus, to the extent otherwise not included (1) gain or loss on exposure to inflation, (2) foreign exchange gain or loss, net of inflation, and (3) holding gains or losses, and (b) decreased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) any non-cash gains; plus (ii) extraordinary gains; plus (iii) to the extent positive, Consolidated Income Tax; and plus (iv) amortization of negative goodwill, all as determined on a consolidated basis and in accordance with Generally Accepted Accounting Principles.

"**Consolidated Coverage Ratio**" means, at any date, the *product* of (i) Consolidated Adjusted EBITDA for the relevant period, *multiplied* by (ii) a fraction, the numerator of which is 1 and the denominator of which is the Consolidated Interest Expense for the most recent four fiscal quarters.

"**Consolidated Debt Ratio**" means, at any date, the *product of* (i) the aggregate principal amount of Consolidated Total Indebtedness outstanding on such date of calculation, *multiplied* by (ii) a fraction, the numerator

of which is 1 and the denominator of which is Consolidated Adjusted EBITDA for the most recent four fiscal quarters.

"**Consolidated Income Tax**" means, for any period, the amount shown in the line item entitled "Income tax benefit (expense)" and "asset tax" (*Impuesto a la Ganancia Minima Presunta*) (or any successor line item) in the Company's consolidated statements of income for such period, prepared in accordance with Generally Accepted Accounting Principles.

"**Consolidated Interest Expense**" means, for any period, the aggregate amount of (i) cash interest expense to be paid or noncash interest expense to be accrued during the relevant period in respect of Indebtedness, including, without limitation, (a) amortization of original issue discount on any Indebtedness, (b) the interest portion of any deferred payment obligation, (c) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and (d) the net costs associated with obligations set out in Hedging Agreements, including the amortization of capitalized hedge costs, all net of interest income, (ii) all but the principal component of rent in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company during such period, and (iii) dividends paid in respect of the Company or its Subsidiaries' preferred stock to Persons other than the Company or one of the Company's wholly-owned Subsidiaries in accordance with Section 10.17.

"**Consolidated Net Income (Loss)**" means, for any period, the net income or loss for the Company and its consolidated Subsidiaries for such period, determined in accordance with Generally Accepted Accounting Principles on the same basis as the Company's consolidated income statement (which, for the avoidance of doubt, shall be after deduction of minority interests in Subsidiaries held by third parties).

"**Consolidated Total Indebtedness**" means, at any date, the sum of (i) the aggregate principal amount outstanding of the Company's Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, *plus* (ii) the Peso Average of the aggregate principal amount outstanding of the Company's non-Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, *plus*, if applicable, (iii) the amount of any Peso-denominated Indebtedness and the Peso Equivalent of the Company's outstanding non-Peso-denominated Indebtedness that was Incurred after the date of the most recent fiscal quarter for which the Company's financial statements are available, *minus* (iv) the amount of any Peso-denominated Indebtedness and the Peso-Equivalent of any non-Peso-denominated Indebtedness that was paid in full after the date of the most recent fiscal quarter for which the Company's financial statements are available.

"**Control**" or "**Co-Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise 50% or more of the voting power, by contract or otherwise. "**Controlling**" and "**Co-Controlling**" and "**Controlled**" and "**Co-Controlled**" shall have correlative meanings.

"**Corporate Trust Office**" initially means the office of the Trustee at 400 Madison Avenue, 4th Floor, New York, NY, 10017, United States of America, or such other address as shall be notified by the Trustee to the Holders (which, in the case of any Global Note, shall be the Depositary) and the Company in writing.

"**corporation**" means a *sociedad anónima*, corporation, association, company, joint-stock company or business trust.

"**Covenant Defeasance**" has the meaning specified in Section 13.3.

"**Currency Agreement**" means any foreign exchange contract, currency swap agreement or other similar agreement, any foreign exchange forward contract or other arrangement that is (i) not for speculative purposes and (ii) designed to protect against fluctuations in currency or foreign exchange rates.

"**Default**" or "**default**" means any event or circumstance which is, or after notice or lapse of time or both would become, an Event of Default.

"**Default Interest**" has the meaning specified in Section 10.1.

"**Defaulted Interest**" has the meaning specified in Section 3.8.

"**Defeasance**" has the meaning specified in Section 13.2.

"**Depositary**" means, with respect to Notes of any series issuable in whole or in part in the form of one or more Global Notes, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Notes as contemplated by Section 3.1.

"**Distribution Compliance Period**" means, with respect to Global Notes of any series (or of any identifiable tranche of any series) initially offered and sold in reliance on Regulation S, the period of 40 consecutive days beginning on and including the later of (i) the day on which Notes of such series are first offered to persons other than distributors (as defined in Regulation S) in reliance on Regulation S and (ii) the day on which the Notes of such series are first issued and delivered.

"**DTC**" means The Depository Trust Company (or its successors).

"**ENARGAS**" means *Ente Nacional Regulador del Gas*, the Government Regulator (as defined below) created pursuant to Argentine Law No. 24,076 for the purposes set forth therein, including the supervision and regulation of the Company and its operations under the License.

"**Euroclear**" means Euroclear Bank S.A./N.V., as operator of the Euroclear System, or any successor securities clearing agency.[1]

"**European Union Member**" means any member state of the union of fifteen independent countries whose member states currently consist of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom of Great Britain and Northern Ireland and any future member states admitted to the European Union.

"**Event of Default**" has the meaning specified in Section 5.1.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time and the rules and regulations promulgated thereunder.

"**Expiration Date**" has the meaning specified in Section 1.4.

"**Fair Market Value**" of any property, asset, share of Capital Stock, other security, Investment or other item means, on any date, the fair market value of such property, asset, share of Capital Stock, other security, Investment or other item on that date as determined in good faith by the Board of Directors of the Company or any Subsidiary, as applicable.

"**Federal Executive Branch**" means the Argentine Federal Executive Branch (*Poder Ejecutivo Nacional*).

"**Fiscal Year**" means the twelve-month accounting year of the Company commencing each year on January 1 and ending on the following December 31, or such other accounting period as the Company may, in accordance with Generally Accepted Accounting Principles, from time to time designate as the accounting year of the Company and its Subsidiaries.

"**Fitch**" means Fitch Ratings or any successor thereto.

"**GdE**" means *Gas del Estado S.E.*, the Argentine state-owned gas company, which was privatized in 1992.

---

[1] CNV regulations indicate "Euroclear Operations Centre" as authorized entity.

"**Global Notes**" has the meaning specified in Section 2.3.

"**Governmental Agency**" means any public legal entity or public agency of Argentina or the United States, whether created by federal, state or local government, or any other legal entity now existing or hereafter created, or now or hereafter owned or controlled, directly or indirectly by any public legal entity or public agency of Argentina or the United States.

"**Government Regulator**" means the Argentine Government or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including ENARGAS and the Argentine Secretary of Energy.

"**Hedging Agreement**" means any interest rate protection or other type of hedging agreement or arrangement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements and any other hedging, futures or forward contracts or similar agreements that relate to commodities, goods or services that are produced, provided, consumed or otherwise used in the ordinary course of the Company's business or otherwise relate to the Company's or any of its Subsidiaries' lines of business) that is (a) not for speculative purposes and (b) designed to protect against or manage exposure to fluctuations in interest rates or other types of risk in respect of Indebtedness or other financing agreements or arrangements.

"**Holder**" means a Person in whose name a Note is registered in the Note Register.

"**IFRS**" means the International Financing Reporting Standards issued by the International Accounting Standards Board.

"**Incur**" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guaranty or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to Generally Accepted Accounting Principles or the regulations of the CNV, of any such Indebtedness or other obligation on the balance sheet of such Person (and "**Incurrence**" and "**Incurred**" shall have meanings correlative to the foregoing); *provided*, *however*, that (i) a change in Generally Accepted Accounting Principles or in the regulations of the CNV that results in an obligation of such Person that exists at such time being reclassified as Indebtedness shall not be deemed an Incurrence of such Indebtedness, (ii) with respect to Peso-denominated Indebtedness, an increase, whether periodically or otherwise, in the nominal principal amount of such Indebtedness as a result of and in proportion to the devaluation of the Peso against the U.S. Dollar or the rate of inflation in Argentina shall not be deemed an Incurrence of such Indebtedness, and (iii) with respect to Indebtedness previously Incurred, a change in the Peso Equivalent of such Indebtedness shall not be deemed an Incurrence of such Indebtedness.

"**Indebtedness**" means, with respect to any Person, without duplication, (i) any liability of such Person (a) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (b) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or (c) for the payment of money relating to any obligations under any capital lease of real or personal property which has been recorded as a Capitalized Lease Obligation, or (d) under Hedging Agreements or Currency Agreements; (ii) all redeemable capital stock issued by such Person having a redemption date prior to the Stated Maturity of the Notes (the amount of Indebtedness being represented by any involuntary liquidation preference plus accrued and unpaid dividends); (iii) any liability of others described in the preceding clause (i) that the Person has guaranteed or that is otherwise its legal liability; and (iv) (without duplication) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i), (ii) and (iii) above. For purposes of determining any particular amount of Indebtedness under this definition, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

"**Indenture**" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

The term "**Indenture**" shall also include the terms of a particular series of Notes established as contemplated by Section 3.1.

"**interest**", when used with respect to an Original Issue Discount Note which by its terms bears interest only after Maturity, means interest payable after Maturity.

"**Interest Payment Date**", when used with respect to any Note, means the Stated Maturity of an installment of interest on such Note.

"**Investment**" in any Person means any direct or indirect advance, loan or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person; *provided*, *however*, that, for purposes of the definition of "**Restricted Payments**", the term "**Investment**" shall not include:

(a) Temporary Cash Investments;

(b) Investments in Marketable Securities;

(c) Investments by the Company in its Subsidiaries in an aggregate amount not to exceed US$20.0 million;

(d) Investments in existence as of the date of this Indenture and set forth in Schedule I hereto;

(e) Investments in the Company by a Subsidiary;

(f) Loans and advances to employees of the Company or any Subsidiary in the ordinary course of business and on terms consistent with the Company's or such Subsidiary's practice in effect prior to the date of this Indenture;

(g) Loans or advances to vendors, suppliers or contractors of the Company or a Subsidiary in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the Company or such Subsidiary and on terms consistent with the Company's or such Subsidiary's practice in effect prior to the date of this Indenture;

(h) Stock, obligations or securities received in the ordinary course of business in settlement of debts owing to the Company or a Subsidiary as a result of foreclosure, perfection or enforcement of Liens;

(i) Investment by the Company in a Subsidiary the proceeds of which are used to fund capital expenditures that relate to the unscheduled emergency repair and maintenance of the Company's or such Subsidiary's fixed or capital assets or other property, plant and equipment;

(j) Investments consisting of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Subsidiary;

(k) Investments in Hedging Agreements or Currency Agreements; *provided*, that such Investments are not made for speculative purposes, are necessary or prudent to hedge or otherwise manage risk to which the Company or a Subsidiary is or expects to be exposed in the ordinary course of their business;

(m)   Investments received by the Company or any of its Subsidiaries as consideration for Asset Sales or Investments made with the proceeds of such Asset Sales; *provided*, that such Asset Sale or Investment is consummated in accordance with Section 10.18; and;

(n)   Investments made by way of repurchase or redemption of Indebtedness of the Company outstanding as of the date of this Indenture.

"**Investment Company Act**" means the U.S. Investment Company Act of 1940 and any statute successor thereto, in each case as amended from time to time.

"**Investment Grade Rating**" means a rating equal to or higher than (i) BBB-, by S&P or Fitch and (ii) Baa3, by Moody's or (iii) the equivalent of either (i) or (ii) from any other Nationally Recognized Statistical Rating Organization.

"**Initial Issue Date**" means the date of original issuance of Notes issued under this Indenture.

"**License**" means, as of the Initial Issue Date, the exclusive right and responsibility for a 35-year term (the "**Term**"), granted to the Company by the Argentine Government to provide gas transportation services in southern Argentina through the southern gas pipeline system, transferred to the Company by GdE, and the expansions and modifications thereto, together with all sub-annexes and all legislation, decrees, judicial or administrative rulings and/or regulations or interpretations issued by any Government Regulator, or by any of its respective agencies (including ENARGAS), which, by the Initial Issue Date, have modified, amended or supplemented any of the original terms and conditions of the License and all annexes, exhibits and schedules thereto, including modifications, amendments and supplements that are in effect by the Initial Issue Date that resulted from the provisions of the Public Emergency Law implemented by the Initial Issue Date and under Federal Executive Branch decrees theretofore issued and implemented by the Initial Issue Date.

"**Lien**" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capitalized Lease Obligation, upon or with respect to any property or asset of such Person (including in the case of stock, as may be set forth in stockholder agreements, voting trust agreements and all similar arrangements), and any preferential right, trust arrangement, right of setoff, counterclaim or banker's lien, privilege or priority of any kind having the effect of constituting a security interest, and any designation of loss payees or beneficiaries or any similar arrangement under any insurance policy.

"**Listing Agent**" means BNP Paribas Securities Services.

"**MAE**" means the Argentine *Mercado Abierto Electronico*.

"**Management Fee**" means any fee paid to a Person (net of any value-added or similar taxes, levies or assessments imposed by a governmental entity and any reasonable expenses (excluding overhead or structural expenses) incurred by such Person) as any remuneration for performance of its obligations (i) as technical operator of the Company in the Company's capacity as the licensee of the southern gas transportation system in Argentina (including, without limitation, remuneration under the Technical Assistance Agreement or any successor agreement thereto) or (ii) for any other management services from an Affiliate of the Company if such services are not provided on an arm's-length basis or do not meet the provisions of Article 72 enacted under the Argentine Capital Markets Law, which fee shall not exceed the larger of the following amounts annually: (a) Ps. 3,000,000 or (b) seven percent (7%) of Consolidated EBIT (as defined in the Technical Assistance Agreement) (excluding the management fee expense) *minus* Ps. 3,000,000.

"**Mandatory sinking fund payment**" means the minimum amount of any sinking fund payment provided for by the terms of any Notes as described in Section 12.1.

"**Marketable Securities**" means any of the following: (a) readily marketable direct obligations of the Government of the United States, Argentina or any agency or instrumentality thereof or obligations unconditionally

guaranteed by the full faith and credit of the Government of the United States or Argentina, (b) insured certificates of deposit of or time deposits with any commercial bank that is a member of the United States Federal Reserve System that issues (or the parent of which issues) commercial paper rated as described in clause (c), is organized under the laws of the United States or any State thereof and has combined capital and surplus of at least $1 billion, (c) commercial paper issued by any corporation organized under the laws of any State of the United States and rated at least "Prime-1" (or the then equivalent grade) by Moody's or "A-1" (or the then equivalent grade) by S&P, or (d) debt obligations having a maturity not exceeding one year from the date of acquisition issued by a corporation organized under the laws of the United States or Argentina whose long-term debt is rated "A-" (or such similar equivalent rating, including similar equivalent ratings in foreign countries) or higher by at least one Nationally Recognized Statistical Rating Organization.

"**Maturity**", when used with respect to any Note, means the date on which the principal of such Note or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

"**Moody's**" means Moody's Investors Service, Inc. or any successor thereto.

"**Nationally Recognized Statistical Rating Organization**" shall have the meaning set forth under Rule 436 under the Securities Act.

"**Negotiable Obligations Law**" has the meaning specified in paragraph (A) of the recitals to this instrument.

"**Net Available Cash**" from an Asset Sale means cash payments or Cash Equivalents received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Sale or received in any other non-cash form) therefrom, in each case minus:

(1)   all legal, accounting, investment banking, broker, consultant and advisory fees and expenses, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability in accordance with Generally Accepted Accounting Principles, as a consequence of such Asset Sale;

(2)   all payments, including any prepayment premiums or penalties, made on any Indebtedness that is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law be repaid out of the proceeds from such Asset Sale;

(3)   all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale;

(4)   appropriate amounts to be provided by the seller as a reserve, in accordance with Generally Accepted Accounting Principles, against any liabilities associated with the property or other assets disposed of in such Asset Sale and retained by the Company or any Subsidiary after such Asset Sale;

(5)   taxes paid or payable in respect of Asset Sales; and

(6)   repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale.

"**Net Cash Proceeds**" with respect to any issuance or sale of Capital Stock or sale or other disposition of any asset or other investment, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"**Non-Regulated Assets**" means any fixed or capital assets used in or with respect to the Company's business or operations other than fixed or capital assets the proceeds from any sale or other disposition of which would be required to be reinvested in new fixed or capital assets or other property, plant and equipment by either the rules and regulations of ENARGAS or the terms and conditions of the License, as determined at the time of any such sale or other disposition. For the avoidance of doubt, "**Non-Regulated Assets**" shall include those fixed or capital assets used in or with respect to the Company's business or operations that are not regulated by ENARGAS.

"**Notes**" has the meaning specified in paragraph (A) of the recitals to this instrument, or, as the context may require, means Notes that have been authenticated and delivered under this Indenture.

"**Note Register**" has the meaning specified in Section 3.6(a).

"**Notice of Default**" means a written notice of the kind specified in Section 5.1(2).

"**Officers' Certificate**" means a certificate signed by any two of the Chairman of the Board of the Company, a Vice Chairman of the Board of the Company, any member of the Supervisory Committee of the Company, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, any Vice President of the Company, any Finance Manager of the Company or any Senior Counsel of the Company, and delivered to the Trustee.

"**Opinion of Counsel**" means a written opinion of counsel, who may be counsel for the Company, and who shall be acceptable to the Trustee.

"**Optional sinking fund payment**" means any payment in excess of the mandatory sinking fund payment as described in Section 12.1.

"**Original issue date**" of any Note (or portion thereof) means the earlier of (a) the date of such Note or (b) the date of any Note (or portion thereof) for which such Note was issued (directly or indirectly) for registration of transfer or exchange or in substitution.

"**Original Issue Discount Note**" means any Note which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2.

"**Outstanding**" means when used with respect to Notes of a series and subject to the provisions of this Indenture, as of any particular time, all Notes of that series authenticated and delivered by the Trustee under this Indenture, except:

(a) Notes of that series theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(b) Notes of that series, or portions thereof, for the payment or redemption of which moneys in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Company) or shall have been set aside, segregated and held in trust by the Company for the Holders of such Notes (if the Company shall act as its own paying agent),

provided that if such Notes, or portions thereof, are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in this Indenture, or provision satisfactory to the Trustee shall have been made for giving such notice; and

(c) Notes of that series with respect to which the Company has effected defeasance or covenant defeasance as provided in this Indenture;

(d) Notes of that series in substitution for which other Notes shall have been authenticated and delivered or which shall have been paid, pursuant to this Indenture;

provided, *however*, that in determining whether the Holders of the requisite principal amount of the Outstanding Notes have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, whether pursuant to a meeting of Holders or pursuant to an Act of Holders, as the case may be, (A) the principal amount of an Original Issue Discount Note which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Stated Maturity thereof to such date pursuant to Section 5.2, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Note is not determinable, the principal amount of such Note that shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 3.1, (C) the principal amount of a Note denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. Dollar Equivalent, determined as of such date in the manner provided as contemplated by Section 3.1, of the principal amount of such Note (or, in the case of a Note described in Clause (A) or (B) above, of the amount determined as provided in such Clause), and (D) Notes held by the Company or any of its Affiliates shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Notes which a Responsible Officer of the Trustee actually knows to be so held shall be so disregarded. Notes so held which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Company or any other obligor upon the Notes or any Affiliate of the Company or of such other obligor.

"**Paying Agent**" means any Person authorized by the Company to pay the principal of or any premium or interest on any Notes on behalf of the Company.

"**Permitted Indebtedness**" has the meaning specified in Section 10.16.

"**Permitted Liens**" has the meaning set forth in Section 10.19.

"**Person**" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"**Personal Property Tax**" has the meaning specified in Section 11.8.

"**Peso**" means the lawful currency of Argentina.

"**Peso Average**" means, with respect to the amount of any non-Peso-denominated Indebtedness, the amount of Pesos obtained by converting the aggregate principal amount of any such non-Peso-denominated Indebtedness into Pesos at an average exchange rate determined by reference to the exchange rate for the buying of Pesos, as reported by *Banco de la Nación Argentina*, on each day for which rates are available during the period corresponding to the relevant period used to calculate Consolidated Adjusted EBITDA in connection with any calculation or determination of the Consolidated Debt Ratio.

"**Peso Equivalent**" means, as of any date of determination and with respect to any non-Peso denominated amount, the amount of Pesos obtained by converting such foreign currency into Pesos at the exchange rate for the selling of Pesos on any one of the five Business Days immediately preceding such date of determination, with respect to such foreign currency amount, as reported by *Banco de la Nación Argentina* or as reported by Bloomberg

LP, Reuters Group PLC or (if such information is not reported by Bloomberg LP or Reuters Group PLC) such other internationally recognized service for the publication of exchange rate data or information, as the Company may reasonably determine; *provided*, *however*, that if exchange rate data or information is not available as of such date of determination as a result of market conditions or otherwise, then the Peso Equivalent shall be determined by reference to exchange rate data or information that is available on any such date chosen by the Company during any such five Business Day period immediately preceding such date of determination.

"**Place of Payment**" has the meaning specified in Section 3.6(a).

"**Predecessor Note**" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 3.7 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

"**Principal Paying Agent**" has the meaning specified in the preamble to this Indenture.

"**Property**" means any asset, revenue or any other property, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

"**Public Emergency Law**" means the Public Emergency and Foreign Exchange System Reform Law No. 25,561, as amended, and the decrees and regulations issued thereunder.

"**Rating Agency**" means Fitch, Moody's, S&P or any other nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act.

"**Redemption Date**", when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"**Redemption Price**", when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture or the terms and conditions of such Note.

"**Refinancing Indebtedness**" means any Indebtedness; *provided*, that the net cash proceeds of such Refinancing Indebtedness are applied or used, within 90 days of the date of such Incurrence, to make payments of principal, premium and accrued interest on (and including any Additional Amounts) or to redeemed, the Outstanding Notes on a pro rata basis.

"**Registered Notes**" means Notes that have been registered pursuant to the Securities Act.

"**Registrar**" has the meaning specified in the preamble to this Indenture.

"**Regular Record Date**" for the interest payable on any Interest Payment Date on the Notes of any series means the date specified for that purpose as contemplated by Section 3.1.

"**Regulation S**" means Regulation S under the Securities Act (or any successor provision), as it may be amended from time to time.

"**Regulation S Certificate**" means a certificate substantially in the form specified in Annex A.

"**Regulation S Global Note**" has the meaning specified in Section 2.2.

"**Regulation S Legend**" means the legend required to be placed upon a Regulation S Global Note.

"**Regulation S Notes**" means all Notes issued pursuant to Regulation S (or whose predecessor Note was issued pursuant to Regulation S). Such term includes the Regulation S Global Note.

"**Related Business**" means a business in the energy industry or in the lines of business in which the Company or such Subsidiaries are engaged as of the Initial Issue Date.

"**Responsible Officer**", when used with respect to the Trustee, means any officer within the corporate trust department with direct responsibility for the administration of this Indenture, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

"**Restricted Global Note**" has the meaning specified in Section 2.3.

"**Restricted Notes**" means all Notes required pursuant to Section 3.6(c) to bear a Restricted Notes Legend. Such term includes the Restricted Global Note.

"**Restricted Notes Certificate**" means a certificate substantially in the form specified in Annex B.

"**Restricted Notes Legend**" means the legend required to be placed upon a Restricted Note.

"**Restricted Payment**" means, with respect to the Company or any of its Subsidiaries, (i) any dividend (other than dividends payable solely in shares of the Company's common stock or the common stock of any of such Subsidiaries so long as such dividends do not result in any dilution of the Company's ownership interest in such Subsidiary, as the case may be) or other distribution (whether in cash, securities or other property) with respect to any shares of any class of the Company's capital stock or that of any of its Subsidiaries, in each case, which shares of capital stock are held by Persons other than (A) the Company, in the case of the Subsidiaries of the Company, or (B) the Company's Subsidiaries, in the case of such Subsidiaries' respective Subsidiaries, or (ii) the making of any principal payment on, or the repurchase, redemption, defeasance or other acquisition or retirement for value of any such shares of capital stock or any option, warrant or other right to acquire any such shares of capital stock of the Company or any of its Subsidiaries, (iii) the making of any principal payment on, or the repurchase, redemption, defeasance or other acquisition or retirement for value of, prior to any scheduled principal payment, sinking fund payment or maturity, any Indebtedness of the Company that is by its terms subordinated to the Notes, or (iv) the making of any Investment.

"**Rule 144**" means Rule 144 under the Securities Act (or any successor provision), as it may be amended from time to time.

"**Rule 144A**" means Rule 144A under the Securities Act (or any successor provision), as it may be amended from time to time.

"**S&P**" means Standard & Poor's, a division of The McGraw-Hill Companies Inc. or any successor thereto.

"**Sale and Leaseback Transaction**" means any arrangement with any Person (other than the Company or a Subsidiary), or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary for a period of more than three years of any property or assets which property or assets have been or are to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person (other than the Company or a Subsidiary) to which funds have been or are to be advanced by such Person on the security of the leased property or assets.

"**Securities Act**" means the U.S. Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time and the rules and regulations promulgated thereunder.

"**Securities Act Legend**" means a Restricted Notes Legend or a Regulation S Legend.

"**Special Record Date**" for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 3.8.

"**Specified Currency**" has the meaning specified in Section 5.16.

"**Stated Maturity**", when used with respect to any Note or any installment of principal thereof or interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of principal or interest is due and payable.

"**Statutory Auditor**" means the internal auditors (*síndicos*) of the Company appointed pursuant to Section 284 of the Argentine Corporations Law No. 19,550.

"**Subsidiary**" means a corporation more than 50% of the outstanding voting stock of which is Controlled, directly or indirectly, by the Company or by one or more of its other Subsidiaries, or by the Company and one or more of its other Subsidiaries. For the purposes of this definition, "**voting stock**" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"**Suspended Covenants**" has the meaning specified in Section 10.22.

"**Taxes**" has the meaning specified in Section 10.2.

"**Technical Assistance Agreement**" means the Technical Assistance Agreement, dated as of December 28, 1992, between the Company and Enron Pipeline Company Argentina S.A. (a/k/a EPCA S.A.), as amended, and as assigned to Petrobras Energía S.A. (a/k/a Petrobras Argentina S.A.) on July 15, 2004.

"**Temporary Cash Investments**" means any of the following:

(1) any investment in direct obligations of the United States or any agency thereof or obligations guaranteed by the United States or any agency thereof;

(2) investments in time deposit accounts, certificates of deposit and money market deposits issued by a bank or trust company that is organized under the laws of the United States, any state thereof or any foreign country recognized by the United States (in all events not excluding Argentina) having capital, surplus and undivided profits aggregating in excess of US$50.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" (or such similar equivalent rating, including similar equivalent ratings in foreign countries) or higher by at least one Nationally Recognized Statistical Rating Organization;

(3) (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers' acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or under the laws of any member state of the European Union, or under the laws of any country in which the Company has operations in each case whose head office's senior short term debt is rated "BBB+" or higher or such similar equivalent or higher rating by at least one Rating Agency or whose local national scale rating for senior short term debt is BBB+ or higher or such similar equivalent or higher rating; and *provided*, *further*, that in the event that no bank or trust company in such country has a local rating of BBB+ or higher or such similar equivalent or higher rating, then this clause shall apply to the three highest rated banks in the relevant country;

(4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(5) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States, Argentina or any other foreign country recognized

by the United States with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P (or such similar equivalent rating, including similar equivalent ratings in foreign countries);

(6) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States or any member of the Organisation for Economic Co-operation and Development, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's (or such similar equivalent rating);

(7) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by Argentina; and

(8) investments in money market funds substantially all the assets of which are comprised of investments of the types described in clauses (1) through (7) above.

"**Trust Indenture Act**" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; *provided*, *however*, that in the event the Trust Indenture Act of 1939 is amended after such date, "**Trust Indenture Act**" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

"**Trustee**" means the Person named as the "Trustee" in the preamble to this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, "Trustee" as used with respect to the Notes of any series shall mean the Trustee with respect to Notes of that series.

"**Trustee's Representative**" has the meaning specified in Section 1.5.

"**U.S. Dollars**", "**United States Dollars**", "**US$**" and the symbol "**$**" each mean the lawful currency of the United States of America.

"**U.S. Dollar Equivalent**" means, as of any date of determination and with respect to any non-U.S. Dollar-denominated amount, the amount of U.S. Dollars obtained by converting such foreign currency into U.S. Dollars at the exchange rate for the selling of U.S. Dollars on the Business Day immediately preceding such date of determination, (i) with respect to Pesos, as reported by *Banco de la Nación Argentina,* and (ii) with respect to any other currency, as reported by Bloomberg LP, Reuters Group PLC or (if such information is not reported by Bloomberg LP or Reuters Group PLC) such other internationally recognized service for the publication of exchange rate data or information, as the Company may reasonably determine; *provided*, *however*, that if exchange rate data or information is not available as of such date of determination as a result of market conditions or otherwise, then the U.S. Dollar Equivalent shall be determined by reference to exchange rate data or information that is available on the first Business Day immediately preceding such date of determination.

"**U.S. Government Obligations**" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged and that are not callable or redeemable at the issuer's option.

"**Voting Stock**" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

1.2 Compliance Certificates and Opinions

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Act. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

1.3   Form of Documents Delivered to Trustee

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.4   Acts of Holders; Record Dates

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders, must be given, made or taken pursuant to a meeting of such Holders in accordance with the requirements of Section 9.6; *provided*, *however*, that, notwithstanding anything herein to the contrary, to the extent permitted by Argentine law (as of the date hereof or in the future), any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered

to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "**Act**" of the Holder signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.1) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership of Notes shall be proved by the Note Register.

Any request, demand, authorization, direction, notice, consent, waiver or other action of the Holder of any Note, whether taken pursuant to a meeting of Holders or pursuant to an Act of Holders, shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

The Company may, in accordance with applicable provisions of Argentine law, if any, set any day as a record date for the purpose of determining the Holders of Outstanding Notes of any series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Notes of such series; *provided* that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Notes of the relevant series on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; *provided*, that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date (as defined below) by Holders of the requisite principal amount of Outstanding Notes of such series on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Notes of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Notes of the relevant series in the manner set forth in Section 1.6.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Notes of any series entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 5.2, (iii) any request to institute proceedings referred to in Section 5.7 or (iv) any direction referred to in Section 5.12, in each case with respect to Notes of such series. If any record date is set pursuant to this paragraph, the Holders of Outstanding Notes of such series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; *provided*, that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Notes of such series on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Notes of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company's expense, shall cause notice of such record date, the

proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Notes of the relevant series in the manner set forth in Section 1.6.

With respect to any record date set pursuant to this Section, the party hereto which sets such record dates may designate any day as the "**Expiration Date**" and from time to time may change the Expiration Date to any earlier or later day; *provided*, that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Notes of the relevant series in the manner set forth in Section 1.6, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

In addition, record dates for a Global Note may be set in accordance with the Applicable Procedures of the Depositary.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

1.5   Notices, Etc., to Trustee and Company

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

- the Trustee or Co-Registrar by any Holder or by the Company or the Registrar shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee or Co-Registrar at its Corporate Trust Office, Attention: Corporate Trust, or

- the Registrar by any Holder or by the Company, the Trustee or the Co-Registrar shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Registrar at its principal office currently located at Bartolome Mitre 480, Buenos Aires, Argentina, Attention: Mr. Eduardo Rodriguez Sapey, or

- the Company by the Trustee, Co-Registrar, Registrar or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it at the address of its principal office located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, Attention: Nicolas M. Mordeglia, or at any other address previously furnished in writing to the Trustee by the Company.

As long as it is required by Argentine law or by the CNV, Banco Santander Río S.A., with domicile in Bartolomé Mitre 480, City of Buenos Aires, República Argentina, will act as the Trustee's representative (the "**Trustee's Representative**") in Argentina solely for the purpose of receiving communications in respect of this Indenture or the Notes from Argentine residents or the CNV.

1.6   Notice to Holders; Waiver

Where this Indenture provides for notice to Holders (other than any Holder whose address, as it appears in the Note Register, is located in Argentina) of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed by U.S. first-class postage prepaid, to each Holder affected by such event, at his or her address as it appears in the Note Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed hereunder or in the terms of the relevant Notes for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other

Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Notice to Holders whose addresses, as they appear in the Note Register, are located in Argentina will be deemed to have been duly given if made in accordance with the methods described in clauses (i), (iii) or (iv) of the following sentence. Notice to Holders will also be published as follows: (i) in a leading newspaper having general circulation in Buenos Aires, Argentina (which is expected to be *La Nación, El Cronista Comercial* or *Ámbito Financiero*) and, to the extent required by Argentine law, in the *Official Gazette of Argentina*; (ii) as long as any Notes of the relevant series are listed on the Bolsa, and the rules of such exchange so require, in the *Daily Bulletin* of the Bolsa; (iii) as long as any Notes of the relevant series are listed on any other stock exchange, as required by such stock exchange; and (iv) in any other manner required by the provisions of the Negotiable Obligations Law.

In case by reason of the suspension or irregularities of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Where this Indenture provides for notice of any event to a Holder of a Global Note, such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to its Applicable Procedures, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.

Notice to be given by any Holder shall be in writing and given by forwarding the same to the Trustee or Paying Agent. With respect to any Notes that are represented by a Global Note, such notice may be given by any owner of an interest in such Global Note to the Trustee or any such Paying Agent via DTC in such manner as the Trustee or Paying Agent, as the case may be, and DTC may approve for such purpose.

The Trustee, the Co-Registrar, the Registrar, any Paying Agent, any Transfer Agent or any agent of any of such entities may conclusively rely on the records of DTC, Euroclear, Clearstream, Luxembourg or Caja de Valores S.A., as applicable, as to the identity of owners of beneficial interests in each Global Note and the principal amounts beneficially owned.

1.7 Effect of Headings and Table of Contents

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

1.8 Successors and Assigns

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

1.9 Separability Clause

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.10 Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.11   Governing Law

The Negotiable Obligations Law shall govern the requirements for the Notes to qualify as *obligaciones negociables* ("negotiable obligations") thereunder. The Negotiable Obligations Law, together with the Argentine Companies Law No. 19,550, as amended, the Public Offering Law 17,811, the Argentine Law No. 26, 831, Federal Resolution No. 622/13 issued by the CNV, the Joint Resolution Nº470-1738/2004 as amended by Joint Resolution Nº 500-2222/2007 issued by the CNV and the Argentine *Administración Federal de Ingresos Publicos* (the Argentine Tax Authority) and other applicable Argentine laws and regulations shall govern the Company's capacity and corporate authorization to execute and deliver the Notes, the public offering of the Notes in Argentina, matters relating to meetings of Holders and the statute of limitations. All other matters with respect to the Notes and this Indenture shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

1.12   Legal Holidays

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Note shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes (other than a provision of any Note which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity.

1.13   Foreign Exchange Restrictions

In the event of any foreign exchange restriction or prohibition in Argentina, the Company shall make any and all payments in respect of interest on or principal of the Notes, to the extent permitted by applicable law, in U.S. Dollars by:

(i)   purchasing, with Pesos or other legal currency of Argentina, any public or private securities issued by Argentina and payable in U.S. Dollars and selling such instruments outside of Argentina for U.S. Dollars, or

(ii)   any other legal mechanism for the acquisition of U.S. Dollars in any exchange market.

All costs and taxes in connection with the transactions described above shall be borne by the Company. The Company's payment obligations under the Notes may only be deemed satisfied and discharged upon receipt by the relevant Holder or the Trustee, as the case may be, of the U.S. Dollar amounts obtained through the transactions specified in Clause (i) or (ii) above necessary to satisfy the relevant amount owing on the Notes.

1.14   Consent to Jurisdiction and Service of Process

The Company irrevocably consents to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City, New York, United States, and any appellate court from any thereof, or any Argentine court sitting in Buenos Aires, Argentina, including the ordinary courts for commercial matters and, if the Notes are listed on the Bolsa, the *Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires* (Permanent Arbitral Tribunal of the Bolsa) under the provisions of Article 46 of the Argentine Capital Markets Law and waives any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with this Indenture or the Notes. The Company irrevocably waives, to the fullest extent permitted by law, any objection to any such suit, action, or proceeding that may be brought in connection with this Indenture or the Notes in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company or its assets or properties is subject by a suit upon such judgment; *provided*, that service of process is effected upon the Company in the manner provided by this Indenture.

The Company agrees that service of all writs, process and summonses in any suit, action or proceeding brought in connection with this Indenture or the Notes against the Company (a) in any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City may be made upon Law Debenture Corporate Services Inc. at 400 Madison, 4th Floor, New York, New York 10017, whom the Company irrevocably appoints as its authorized agent for service of process and (b) in any competent court in Argentina or in the arbitrators' tribunal of the Bolsa in Argentina, may be made at the Company's legal domicile at Don Bosco 3672, 5th floor, (C1206ABF) Buenos Aires, Argentina. The Company represents and warrants that Law Debenture Corporate Services Inc. has agreed to act as the Company's agent for service of process. The Company agrees that such appointment shall be irrevocable so long as any of the Notes remain Outstanding or until the irrevocable appointment by the Company of a successor in the State of New York as its authorized agent for such purposes and the acceptance of such appointment by such successor. The Company further agrees to take any and all action, including the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect as aforesaid. If Law Debenture Corporate Services Inc. shall cease to act as the Company's agent for service of process, the Company shall appoint without delay another such agent and provide notice to the Trustee of such appointment. With respect to any such action in any court of the State of New York or any United States federal court in the Borough of Manhattan, New York City, service of process upon Law Debenture Corporate Services Inc., as the authorized agent for the Company for service of process and written notice of such service to the Company, shall be deemed, in every respect, effective service of process upon the Company.

Nothing in this Section shall affect the right of any party to serve legal process in any other manner permitted by law or affect the right of any party to bring any action or proceeding against any other party or its property in the courts of other jurisdictions.

1.15 Resignation and Appointment of Agents

The Company may terminate at any time the appointment of any or all of the Registrar, Co-Registrar, Principal Paying Agent, and any Paying Agent and any Transfer Agent, with or without cause, by giving to the Registrar, Co-Registrar, Principal Paying Agent, Paying Agent or the Transfer Agent, as the case may be, at least 90 days' prior written notice to that effect; *provided*, that (i) in the case of termination of the appointment of the Registrar or the Co-Registrar, no such notice shall take effect until a new Registrar or Co-Registrar, as the case may be, has been appointed and has accepted such appointment, and (ii) the effective date of such termination may not occur within 21 days before or after an Interest Payment Date nor during such time as an Event of Default shall have occurred and be continuing.

The Registrar, Co-Registrar, Principal Paying Agent, any Paying Agent, and any Transfer Agent may at any time resign from such capacities by giving written notice to the Company, specifying the date on which its desired resignation shall become effective, *provided*, *however*, that (i) such date shall never be less than 90 days from the date on which such notice is received by the Company, unless the Company agrees to accept less notice, (ii) the effective date of such resignation may not occur within 21 days before or after an Interest Payment Date and (iii) in any event, the resignation may not take effect prior to the appointment of a successor Registrar, Co-Registrar, Principal Paying Agent, Paying Agent or Transfer Agent, as the case may be, and the acceptance thereof of such appointment.

If the Registrar, Co-Registrar, Principal Paying Agent, any Paying Agent or any Transfer Agent, as the case may be, resigns or is removed and the Company has not appointed a successor agent within 15 days of the expiration of the relevant notice, then the relevant Registrar, Co-Registrar, Principal Paying Agent, Paying Agent, or Transfer Agent, as the case may be, may appoint, or may petition a court of competent jurisdiction for the appointment of, a reputable institution as the successor agent. Upon its removal or resignation, the Registrar, Co-Registrar, Principal Paying Agent, any Paying Agent or any Transfer Agent, as the case may be, shall be entitled to the payment by the Company of its compensation and indemnification for the services rendered hereunder.

As long as any series of Notes is Outstanding, the Company will maintain a co-registrar, a paying agent and a transfer agent in New York City, New York, United States. Initially, Law Debenture Trust Company of New York shall act as such Co-Registrar, Paying Agent and Transfer Agent in New York City, New York, United States. As long as it is required by Argentine law or by the CNV, the Company will maintain a registrar, a paying agent, a

transfer agent and a representative of the Trustee in Buenos Aires, Argentina. Initially, Banco Santander Río S.A. shall act as such Registrar, Paying Agent, Transfer Agent and representative of the Trustee in Buenos Aires, Argentina.

The Company shall give notice of each resignation and each removal of any Paying Agent or Transfer Agent with respect to Notes of any series and each appointment of a successor Paying Agent or Transfer Agent with respect to the Notes of any series to all Holders of Notes of such series in the manner provided in Section 1.6, to the CNV and to any stock exchange on which any Notes are then listed or traded.

1.16   Force Majeure

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

2   Form of Notes

2.1 Forms Generally

The Notes of each series shall be substantially in the form established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture or any indenture supplemental hereto and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof. If the form of Notes of any series is established by action taken pursuant to a Board Resolution, the Company shall deliver such Board Resolution to the Trustee at or prior to the delivery of the Company Order contemplated by Section 3.3 for the authentication and delivery of such Notes. The form of Notes shall include at least: (i) the names, address, date and place of incorporation of the Company, (ii) the series, order, and the value that it represents, (iii) the amount of issuance and currency, (iv) the nature of collateral (if applicable), (v) conditions of amortization of capital and payment of interest, (vi) the date and (vii) the name or corporate name of the subscriber.

The definitive Notes shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner permitted by the rules under any applicable securities law or of any securities exchange on which the Notes may be listed and subject to the prior approval of the CNV where applicable, all as determined by the director and Statutory Auditor of the Company executing such Notes, as evidenced by their execution of such Notes.

2.2   Regulation S Global Note

Notes of a series to be issued and sold in transactions outside the United States in reliance on Regulation S shall be issued in the form of one or more global Notes in fully registered form without interest coupons (the "**Regulation S Global Notes**"), with such legends as may be applicable thereto, which shall be deposited on behalf of the subscribers for the Notes represented thereby with the Trustee, as custodian for the Depositary, and registered in the name of the Depositary or its nominee, duly executed by the Company and authenticated by the Trustee in the manner set forth in Section 3.3 hereof. Until the expiration of the Distribution Compliance Period, interest in such Regulation S Global Note may only be held by the Agent Members of Euroclear and Clearstream, Luxembourg, unless transfer and delivery is made in the form of an interest in the Restricted Global Note (as defined below) in accordance with the requirements set forth in Section 3.6(b)(ii). The aggregate principal amount of the Regulation S Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee, as the case may be, as hereinafter provided.

2.3   Restricted Global Note

To the extent Notes of a series constitute "restricted securities" as defined under Rule 144 under the Securities Act, such Notes shall be issued in the form of global Notes in fully registered form without interest coupons (the "**Restricted Global Notes**" and, together with the Regulation S Global Note, the "**Global Notes**"), with such legends as may be applicable thereto, which shall be deposited on behalf of the subscribers for the Notes represented thereby with the Trustee, as custodian for the Depository, and registered in the name of the Depositary or its nominee, duly executed by the Company and authenticated by the Trustee in the manner set forth in Section 3.3. hereof. The aggregate principal amount of the Restricted Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee, as the case may be, as hereinafter provided.

2.4   Form of Trustee's Certificate of Authentication

The Trustee's certificates of authentication shall be in substantially the following form:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

LAW DEBENTURE TRUST COMPANY OF NEW YORK, not in its individual capacity but solely as Trustee

By …………………………………………….
          Authorized Signatory

3   The Notes

3.1 Amount Issuable in Series

The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture from time to time is unlimited.

The Notes may be issued in one or more series. There shall be established in or pursuant to a Board Resolution and, subject to Section 3.3, set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Notes of any series,

- the title of the Notes of the series (which shall distinguish the Notes of the series from Notes of any other series);

- any limit upon the aggregate principal amount of the Notes of the series which may be authenticated and delivered under this Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of the series pursuant to Section 3.4, 3.5, 3.6, 3.7, 9.5 or 11.7 and except for any Notes which, pursuant to Section 3.3, are deemed never to have been authenticated and delivered hereunder);

- the Person to whom any interest on a Note of the series shall be payable, if other than the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest;

- the date or dates on which the principal of any Notes of the series is payable;

- the rate or rates at which any Notes of the series shall bear interest, if any, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any such interest payable on any Interest Payment Date;

- the place or places where the principal of and any premium and interest on any Notes of the series shall be payable and the manner in which any payment may be made;

- the period or periods within which, the price or prices at which and the terms and conditions upon which any Notes of the series may be redeemed, in whole or in part, at the option of the Company and, if other than by a Board Resolution, the manner in which any election by the Company to redeem the Notes shall be evidenced;

- the obligation, if any, of the Company to redeem or purchase any Notes of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which any Notes of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

- if other than denominations of US$1,000 and integral multiples of US$1,000 thereafter, the denominations in which any Notes of the series shall be issuable;

- if the amount of principal of or any premium or interest on any Notes of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

- if other than the currency of the United States of America, the Specified Currency in which the principal of or any premium or interest on any Notes of the series shall be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of the definition of "Outstanding" in Section 1.1;

- if the principal of or any premium or interest on any Notes of the series is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than that or those in which such Notes are stated to be payable, the currency, currencies or currency units in which the principal of or any premium or interest on such Notes as to which such election is made shall be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined);

- if other than the entire principal amount thereof, the portion of the principal amount of any Notes of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.2;

- if the principal amount payable at the Stated Maturity of any Notes of the series will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Notes as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date prior to the Stated Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

- if applicable, that the Notes of the series, in whole or any specified part, shall be defeasible pursuant to Section 13.2 or Section 13.3 or both such Sections and, if other than by a Board Resolution, the manner in which any election by the Company to defease such Notes shall be evidenced;

- if applicable, that any Notes of the series shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective Depositaries for such Global Notes, the form of any legend or legends which shall be borne by any such Global Note and any circumstances in addition to or in lieu of those set forth in Section 3.6 in which any such Global Note may be exchanged in whole or in part for Notes registered, and any transfer of such Global Note in whole or in part may be registered, in the name or names of Persons other than the Depositary for such Global Note or a nominee thereof;

- any addition to or change in the Events of Default which applies to any Notes of the series and any change in the right of the Trustee or the requisite Holders of such Notes to declare the principal amount thereof due and payable pursuant to Section 5.2;

- any addition to or change in the covenants set forth in Article Ten which applies to Notes of the series; and

- any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Section 9.1(4)).

All Notes of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 3.3) set forth, or determined in the manner provided, in the Officers' Certificate referred to above or in any such indenture supplemental hereto.

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Director of Legal and Regulatory Affairs of the Company or any Senior Counsel of the Company and delivered to the Trustee at or prior to the delivery of the Officers' Certificate setting forth the terms of the series.

3.2   Denominations

The Notes of each series shall be issuable only in fully registered form without coupons and only in such denominations as shall be specified as contemplated by Section 3.1. In the absence of any such specified denomination with respect to the Notes of any series, the Notes of such series shall be issuable in denominations of US$1,000 and integral multiples of US$1,000 thereafter.

3.3   Execution, Authentication, Delivery and Dating

The Notes shall be executed on behalf of the Company by a director and a Statutory Auditor of the Company (the "**Authorized Officers**"). The signature of any of these officers on the Notes may be manual or facsimile, subject in the latter case to the receipt of any required approval by the CNV.

Notes bearing the manual or facsimile signatures of individuals who were at the time of execution of the Notes the proper Authorized Officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes, and the Trustee in accordance with the Company Order shall authenticate and deliver such Notes. If the form or terms of the Notes of the series have been established by or pursuant to one or more Board Resolutions as permitted by Sections 2.1 and 3.1, in authenticating such Notes, and accepting the additional responsibilities under this Indenture in relation to such Notes, the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating:

- if the form of such Notes has been established by or pursuant to Board Resolution as permitted by Section 2.1, that such form has been established in conformity with the provisions of this Indenture;

- if the terms of such Notes have been established by or pursuant to Board Resolution as permitted by Section 3.1, that such terms have been established in conformity with the provisions of this Indenture; and

- that such Notes, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to

bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

If such form or terms have been so established, the Trustee shall not be required to authenticate such Notes if the issue of such Notes pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Notes and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Notwithstanding the provisions of Section 3.1 and of the preceding paragraph, if all Notes of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officers' Certificate otherwise required pursuant to Section 3.1 or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the authentication of each Note of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Note of such series to be issued.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature of an authorized signatory of the Trustee, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Note to the Trustee for cancellation as provided in Section 3.10, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

3.4   Temporary Notes

If permitted by Argentine law, pending the preparation of definitive Notes of any series, the Company may execute, and upon receipt of a Company Order the Trustee shall authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Authorized Officers executing such Notes may determine, as evidenced by their execution of such Notes.

If temporary Notes of any series are issued, the Company will cause definitive Notes of that series to be prepared without unreasonable delay. After the preparation of definitive Notes of such series, the temporary Notes of such series shall be exchangeable for definitive Notes of such series upon surrender of the temporary Notes of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes of any series, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more definitive Notes of the same series, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Notes of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Notes of such series and tenor.

3.5   Global Notes

3.5.1.1   Each Global Note authenticated under this Indenture shall be registered in the name of the Depositary designated by the Company for such Global Note or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture.

3.5.1.2   Notwithstanding any other provision in this Indenture, no Global Note may be exchanged in whole or in part for Notes registered, and no transfer of a Global Note in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Note or a nominee thereof unless (i) such

Depositary (A) has notified the Company that it is unwilling or unable to continue as Depositary for such Global Note or (B) has ceased to be a clearing agency registered as such under the Exchange Act, or (ii) there shall have occurred and be continuing an Event of Default with respect to such Global Note, and, in the case of both (i) and (ii), the Company executes and delivers to the Trustee a Company Order stating that all Global Notes shall be exchanged in whole for Notes that are not Global Notes (in which case such exchange shall be effected by the Trustee).

3.5.1.3   If any Global Note is to be exchanged for other Notes or cancelled in whole, it shall be surrendered by or on behalf of the Depositary or its nominee to the Trustee, as Co-Registrar, for exchange or cancellation as provided in this Article Three. If any Global Note is to be exchanged for other Notes or cancelled in part, or if another Note is to be exchanged in whole or in part for a beneficial interest in any Global Note, then either (i) such Global Note shall be so surrendered for exchange or cancellation as provided in this Article Three or (ii) the principal amount thereof shall be reduced or increased by an amount equal to the portion thereof to be so exchanged or cancelled, or equal to the principal amount of such other Note to be so exchanged for a beneficial interest therein, as the case may be, by means of an appropriate adjustment made on the records of the Trustee, as Co-Registrar, whereupon the Trustee, in accordance with the Applicable Procedures, shall instruct the Depositary or its authorized representative to make a corresponding adjustment to its records. Upon any such surrender or adjustment of a Global Note, the Trustee shall, subject to Section 3.5(b) and as otherwise provided in this Article Three, authenticate and deliver any Notes issuable in exchange for such Global Note (or any portion thereof) to or upon the order of, and registered in such names as may be directed by, the Depositary or its authorized representative. Upon the request of the Trustee in connection with the occurrence of any of the events specified in the preceding paragraph, the Company shall promptly make available to the Trustee a reasonable supply of Notes that are not in the form of Global Notes. The Trustee shall be entitled to rely upon any order, direction or request of the Depositary or its authorized representative which is given or made pursuant to this Article Three if such order, direction or request is given or made in accordance with the Applicable Procedures.

3.5.1.4   Every Note authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Note or any portion thereof, whether pursuant to this Article Three, Section 9.5, Section 11.7 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depositary for such Global Note or a nominee thereof.

3.5.1.5   The Depositary or its nominee, as registered owner of a Global Note, shall be the Holder of such Global Note for all purposes under this Indenture and the Notes, and owners of beneficial interests in a Global Note shall hold such interests pursuant to the Applicable Procedures. Accordingly, any such owner's beneficial interest in a Global Note will be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Depositary or its nominee or its Agent Members; *provided*, *however*, that, notwithstanding the foregoing, a beneficial owner of a Global Note will have the right (i) to obtain evidence of its beneficial ownership interest in a Global Note in accordance with section 129 of the Argentine Capital Markets Law, from any securities clearing service or collective deposit system, including DTC, Euroclear, Clearstream, Luxembourg and Caja de Valores S.A., as applicable, and (ii) with such evidence to pursue remedies against the Company and assert

rights in a legal action brought in Argentina under Argentine law in respect of its beneficial ownership interest in such a Global Note (including the right to initiate summary proceedings (*acción ejecutiva*) in Argentina in the manner provided by the Negotiable Obligations Law with respect thereto), and for such purposes such beneficial owner will be treated as the owner of that portion of the Global Note which represents its beneficial ownership interest therein.

3.6   Registration, Registration of Transfer and Exchange Generally; Certain Transfers and Exchanges; Securities Act Legends

3.6.1.1   Registration, Registration of Transfer and Exchange Generally

The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a place of payment (the "**Place of Payment**") being herein sometimes collectively referred to as the "**Note Register**") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers and exchanges of Notes. The Trustee is hereby appointed Co-Registrar and Banco Santander Río S.A. (at its principal office in Buenos Aires, Argentina) is hereby appointed as Registrar for the purpose of registering the Notes and transfers and exchanges of Notes as herein provided. The Note Register shall be in written form in the English language or in any other form capable of being converted into such form within a reasonable time. The Co-Registrar shall give prompt notice to the Registrar and the Registrar shall likewise give prompt notice to the Co-Registrar of any registration of ownership, exchange or transfer of Notes. As long as it is required by Argentine law or by the CNV, the Registrar shall keep a duplicate of the Note Register in the Spanish language in Argentina.

Upon surrender for registration of transfer of any Note of a series at an office or agency of the Company designated pursuant to Section 10.3 for such purpose, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of the same series, of any authorized denominations and of a like tenor and aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

At the option of the Holder, Notes may be exchanged for other Notes of the same series of any authorized denominations and of a like tenor and aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes which the Holder making the exchange is entitled to receive.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes, surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Notes, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Sections 3.4, 9.5 and 11.7 not involving any transfer.

If the Notes of any series (or of any series and specified tenor) are to be redeemed in part, the Company shall not be required (i) to issue, register the transfer of or exchange any Note of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of any such Notes selected for redemption

under Section 11.3 and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

3.6.1.2   Certain Transfers and Exchanges

Notwithstanding any other provision of this Indenture or the Notes, so long as Notes remain Outstanding, transfers and exchanges of Notes and beneficial interests in a Note of the kinds specified in this Section 3.6(b) shall be made only in accordance with this Section 3.6(b).

3.6.1.2.1 Restricted Global Note to Regulation S Global Note

If Notes of a series are issued in the form of a Regulation S Global Note and a Restricted Global Note, and if the owner of a beneficial interest in the Restricted Global Note wishes at any time to exchange its interest in such Restricted Global Note for an interest in a Regulation S Global Note, or to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Note, such transfer may be effected only in accordance with the provisions of this Clause (b)(i) and Clause (b)(vii) below and subject to the Applicable Procedures. Upon receipt by the Trustee, as Transfer Agent, of (A) an order given by the Depositary or its authorized representative directing that a beneficial interest in the Regulation S Global Note in a specified principal amount be credited to a specified Agent Member's account and that a beneficial interest in the Restricted Global Note in an equal principal amount be debited from another specified Agent Member's account and (B) a Regulation S Certificate, substantially in the form attached as Annex A hereto and duly executed by the owner of such beneficial interest in the Restricted Global Note or his attorney duly authorized in writing, then the Trustee, as Transfer Agent, but subject to Clause (b)(vii) below, shall reduce the principal amount of the Restricted Global Note and increase the principal amount of the Regulation S Global Note by such specified principal amount as provided in Section 3.5(c).

3.6.1.2.2 Regulation S Global Note to Restricted Global Note

If Notes of a series are issued in the form of a Regulation S Global Note and a Restricted Global Note, and if the owner of a beneficial interest in the Regulation S Global Note wishes at any time to exchange its interest in such Regulation S Global Note for an interest in a Restricted Global Note, or to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Restricted Global Note, such transfer may be effected only in accordance with this Clause (b)(ii) and subject to the Applicable Procedures. Upon receipt by the Trustee, as Transfer Agent, of (A) an order given by the Depositary or its authorized representative directing that a beneficial interest in the Restricted Global Note in a specified principal amount be credited to a specified Agent Member's account and that a beneficial interest in the Regulation S Global Note in an equal principal amount be debited from another specified Agent Member's account and (B) if such transfer is to occur during the Distribution Compliance Period, a Restricted Notes Certificate substantially in the form attached as Annex B hereto, satisfactory to the Trustee and duly executed by the owner of such beneficial interest in the Regulation S Global Note or his attorney duly authorized in writing, then the Trustee, as Transfer Agent, shall reduce the principal amount of the Regulation S Global Note and increase the principal amount of the Restricted Global Note by such specified principal amount as provided in Section 3.5(c).

3.6.1.2.3 Restricted Non-Global Note to Restricted Global Note or Regulation S Global Note

If the Holder of a Restricted Note (other than a Global Note) wishes at any time to exchange its interest in such Restricted Note for an interest in a Restricted Global Note or Regulation S Global Note or transfer all or any portion of such Note to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Restricted Global Note or the Regulation S Global Note, such transfer may be effected only in accordance with the provisions of this Clause (b)(iii) and Clause (b)(vii) below and subject to the Applicable Procedures. Upon receipt by the Trustee, as Transfer Agent, of (A) such Note as provided in Section 3.6(a) and instructions satisfactory to the Trustee directing that a beneficial interest in the Restricted Global Note or Regulation S Global Note in a specified principal amount not greater than the principal amount of such Note be credited to a specified Agent Member's account and (B) a Restricted Notes Certificate, substantially in the form attached as Annex B hereto, if the specified account is to be credited with a beneficial interest in the Restricted Global Note, or a Regulation S Certificate, substantially in the form attached as Annex A hereto, if the specified account is to be credited with a beneficial interest in the Regulation S Global Note, in either case satisfactory to the Trustee and duly executed by such Holder or his attorney duly authorized in writing, then the Trustee, as Transfer Agent but subject to Clause (b)(vii) below, shall cancel such Note (and issue a new Note in respect of any untransferred portion thereof) as provided in Section 3.6(a) and increase the principal amount of the Restricted Global Note or the Regulation S Global Note, as the case may be, by the specified principal amount as provided in Section 3.5(c).

3.6.1.2.4 Regulation S Non-Global Note to Restricted Global Note or Regulation S Global Note

If the Holder of a Regulation S Note (other than a Global Note) wishes at any time to exchange its interest in such Regulation S Note for an interest in a Restricted Global Note or Regulation S Global Note or transfer all or any portion of such Note to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Restricted Global Note or the Regulation S Global Note, such transfer may be effected only in accordance with this Clause (b)(iv) and Clause (b)(vii) below and subject to the Applicable Procedures. Upon receipt by the Trustee, as Transfer Agent, of (A) such Note as provided in Section 3.6(a) and instructions satisfactory to the Trustee directing that a beneficial interest in the Restricted Global Note or Regulation S Global Note in a specified principal amount not greater than the principal amount of such Note be credited to a specified Agent Member's account and (B) if such transfer is to occur during the Distribution Compliance Period and (z) the specified account is to be credited with a beneficial interest in the Restricted Global Note, a Restricted Notes Certificate substantially in the form attached as Annex B hereto, satisfactory to the Trustee and duly executed by such Holder or his attorney duly authorized in writing, then the Trustee, as Transfer Agent but subject to Clause (b)(vii) below, shall cancel such Note (and issue a new Note in respect of any untransferred portion thereof) as provided in Section 3.6(a) and increase the principal amount of the Restricted Global Note or the Regulation S Global Note, as the case may be, by the specified principal amount as provided in Section 3.5(c).

3.6.1.2.5 Non-Global Note to Non-Global Note

A Note that is not a Global Note may be transferred, in whole or in part, to a Person who takes delivery in the form of another Note that is not a Global Note as provided in Section 3.6(a), *provided*, that if the Note to be transferred in whole or in part is a Restricted Note, or is a Regulation S Note and the transfer is to occur during the Distribution Compliance Period, then the Trustee shall have received (A) a Restricted Notes Certificate substantially in the form attached as Annex B hereto, and duly executed by the transferor Holder or his attorney duly authorized in writing, in which case the transferee Holder shall take delivery in the form of a Restricted Note, or (B) a Regulation

S Certificate, substantially in the form attached as Annex A hereto, satisfactory to the Trustee and duly executed by the transferor Holder or his attorney duly authorized in writing, in which case the transferee Holder shall take delivery in the form of a Regulation S Note (subject in each case to Section 3.6(c)).

3.6.1.2.6 Exchanges between Global Note and Non-Global Note

A beneficial interest in a Global Note may be exchanged for a Note that is not a Global Note as provided in Section 3.5, *provided*, that if such interest is a beneficial interest in a Restricted Global Note, or if such interest is a beneficial interest in a Regulation S Global Note and such exchange is to occur during the Distribution Compliance Period, then such interest shall be exchanged for a Restricted Note (subject in each case to Section 3.6 (c)). A Note that is not a Global Note may be exchanged for a beneficial interest in a Global Note only if (A) such exchange occurs in connection with a transfer effected in accordance with Clause (b)(iii) or (iv) above or (B) such Note is a Regulation S Note and such exchange occurs after the Distribution Compliance Period.

3.6.1.2.7 Regulation S Global Note to Be Held Through Euroclear or Clearstream, Luxembourg during Distribution Compliance Period

The Company shall use its commercially reasonable efforts to cause the Depositary to ensure that, until the expiration of the Distribution Compliance Period, beneficial interests in a Regulation S Global Note may be held only in or through accounts maintained at the Depositary by Euroclear or Clearstream, Luxembourg (or by Agent Members acting for the account thereof), and no person shall be entitled to effect any transfer or exchange that would result in any such interest being held otherwise than in or through such an account; *provided*, that this Clause (b)(vii) shall not prohibit any transfer or exchange of such an interest in accordance with Clause (b)(ii) or (vi) above.

3.6.1.2.8 Miscellaneous

The Trustee shall have no obligations or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Agent Members or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements thereof.

3.6.1.3 Securities Act Legends

Restricted Notes and their respective Successor Notes shall bear a Restricted Notes Legend, and Regulation S Notes and their Successor Notes shall bear a Regulation S Legend, subject to the following:

3.6.1.3.1 subject to the following Clauses of this Section 3.6(c), a Non-Global Note or any portion thereof which is exchanged, upon transfer or otherwise, for a Global Note or any portion thereof shall bear the Securities Act Legend borne by such Global Note while represented thereby;

3.6.1.3.2 subject to the following Clauses of this Section 3.6(c), a Non-Global Note issued in exchange for another Note (including a Global Note) or any portion thereof, upon transfer or otherwise, shall bear the Securities

Act Legend borne by such other Note, *provided*, that, if such new Note is required pursuant to Section 3.6(b)(v) or (vi) to be issued in the form of a Restricted Note, it shall bear a Restricted Notes Legend and, if such new Note is so required to be issued in the form of a Regulation S Note during the Distribution Compliance Period, it shall bear a Regulation S Legend;

3.6.1.3.3 Registered Notes shall not bear a Securities Act Legend;

3.6.1.3.4 in the event the Trustee has received a written opinion of U.S. counsel in a form satisfactory to the Trustee stating that the Notes are not "Restricted Securities" as defined by Rule 144(a)(3) under the Securities Act, a new Note which does not bear a Securities Act Legend may be issued in exchange for or in lieu of a Note (other than a Global Note) or any portion thereof which bears such a legend, and after such date and receipt of such opinion, the Trustee upon receipt of a Company Order shall authenticate and deliver such a new Note in exchange for or in lieu of such other Note as provided in this Article Three;

3.6.1.3.5 a new Note which does not bear a Securities Act Legend may be issued in exchange for or in lieu of a Note (other than a Global Note) or any portion thereof which bears such a legend if (a) the Holder of such Note provides the Company with an Unrestricted Notes Certificate, substantially in the form attached as Annex C hereto, satisfactory to the Company and duly executed by such Holder or his attorney duly authorized in writing and (b) in the Company's judgment, placing such a legend upon such new Note is not necessary to ensure compliance with the registration requirements of the Securities Act, and the Trustee, upon receipt of a Company Order, shall authenticate and deliver such a new Note as provided in this Article Three; and

3.6.1.3.6 notwithstanding the foregoing provisions of this Section 3.6(c), a Successor Note of a Note that does not bear a particular form of Securities Act Legend shall not bear such form of legend unless the Company has reasonable cause to believe that such Successor Note is a "Restricted Security" within the meaning of Rule 144(a)(3), in which case the Trustee, upon receipt of a Company Order, shall authenticate and deliver a new Note bearing a Restricted Notes Legend in exchange for such Successor Note as provided in this Article Three.

3.7   Mutilated, Destroyed, Lost and Stolen Notes

If any mutilated Note is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Note of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Note and (ii) such security or indemnity as may be reasonably required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Note has been acquired by a protected purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Note, a new Note of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

3.8   Payment of Interest; Interest Rights Preserved

Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Notes, interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Note of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "**Defaulted Interest**") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

3.8.1   The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes of such series (or their respective Predecessor Notes) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Notes of such series in the manner set forth in Section 1.6, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes of such series (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

3.8.2   The Company may make payment of any Defaulted Interest on the Notes of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

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Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

3.9   Persons Deemed Owners

Prior to due presentment of a Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Note is registered as the owner of such Note for the purpose of receiving payment of principal of and any premium and (subject to Section 3.8) any interest on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

3.10   Cancellation

All Notes surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Notes previously authenticated hereunder which the Company has not issued and sold, and all Notes so delivered shall be promptly cancelled by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture. The Trustee shall dispose of all cancelled Notes in accordance with customary practices.

The Company shall not make any payment to any Holder who has instituted proceedings directly against the Company under the Negotiable Obligations Law, without giving notice to the Trustee of the certificate numbers of the Notes in respect of which such payment is to be made, and the amount to be paid in respect of each such Note. Further, the Company shall not make any such payment without canceling or procuring the cancellation of such Notes or, in the case of partial payments not intended fully to discharge the Company's obligations under such Notes, enfacing or procuring the enfacement of such Notes with the amount of such payment.

3.11   CUSIP Numbers

The Company in issuing the Notes may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; *provided*, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the "CUSIP" numbers.

3.12   Payments and Paying Agents

3.12.1.1 The Company will, by 10:00 AM (New York City time) at least one Business Day prior to each due date of the principal or premium of or interest on any Notes (including Additional Amounts), deposit with the Trustee, in its capacity as Principal Paying Agent, a sum sufficient to pay such principal, premium or interest (including Additional Amounts) so becoming due.

3.12.1.2 Each of the Paying Agents hereby agrees (and whenever the Company shall appoint a Paying Agent with respect to the Notes other than those specified in Section 10.3, it will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree), subject to the provisions of this Section,

3.12.1.2.1   that it will hold all sums received by it as such agent for the payment of the principal of or interest on any Notes (whether such sums have been paid to it by or on behalf of the Company) in trust for the benefit of the Holders of such Notes or of the Trustee,

3.12.1.2.2   that it will give the Trustee notice of any failure by the Company to make any payment of the principal of or interest on any Notes (including Additional Amounts) and any other payments to be made by or on behalf of the Company under this Indenture or such Notes when the same shall be due and payable, and

3.12.1.2.3   that it will pay any such sums so held in trust by it to the Trustee upon the Trustee's written request at any time during the continuance of the failure referred to in Clause (ii) above.

The Company shall give, at its expense, notice of the appointment of any Paying Agents (other than those specified in the recitals to this Indenture) to the Holders as specified in Section 1.6, and to the CNV if required under Argentine Law.

The Trustee, in its capacity as the Principal Paying Agent, shall arrange with all the Paying Agents for the payment, from funds furnished by the Company to the Trustee pursuant to this Indenture, of the principal of and interest on the Notes (including Additional Amounts) and of the compensation of such Paying Agents for their services as such from funds furnished by the Company to the Trustee. The Trustee will not be required to make payments of principal and interest on the Notes (including Additional Amounts) to Holders unless it has received such funds.

If the Company shall act as its own paying agent with respect to any Notes, it will, on or before each due date of the principal of or interest on such Notes, set aside, segregate and hold in trust for the benefit of the Holders of such Notes a sum sufficient to pay such principal or interest (including Additional Amounts) so becoming due. The Company will promptly notify the Trustee in writing of any failure to take such action.

Anything in this Section to the contrary notwithstanding, the Company may at any time, for the purpose of obtaining a satisfaction and discharge with respect to any Notes hereunder, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust for such Notes by the Company or any Paying Agent hereunder, as required by this Section, such sums to be held by the Trustee upon the trusts herein contained.

3.13   Computation of Interest

Except as otherwise specified as contemplated by Section 3.1 for Notes of any series, interest (including additional interest or any other amount that may constitute interest) on the Notes of each series shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

4   Satisfaction and Discharge

4.1 Satisfaction and Discharge of Indenture

This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

either
(A)   all Outstanding Notes (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.7 and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as

provided in the last paragraph of Section 10.4) have been delivered to the Trustee for cancellation; or

    (B)   all such Notes not theretofore delivered to the Trustee for cancellation

        (i)   have become due and payable, or

        (ii)   will become due and payable at their Stated Maturity within one year, or

        (iii)   are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

- and the Company, in the case of (B)(i), (B)(ii) or (B)(iii) above, has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of Holders, cash in U.S. dollars, in an amount sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

- no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any of its Subsidiaries are a party or by which the Company or any of its Subsidiaries are bound;

- the Company has paid or caused to be paid all other sums payable hereunder by the Company;

- the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply any deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be; and

- the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 6.7, the obligations of the Company to any Authenticating Agent under Section 6.14 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 4.2 and the last paragraph of Section 10.4 shall survive.

4.2   Application of Trust Money

Subject to the provisions of the last paragraph of Section 10.4, all money deposited with the Trustee pursuant to Section 4.1 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee.

5   Remedies

5.1 Events of Default

Event of Default, wherever used herein with respect to the Notes of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or

be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body).

5.1.1 *Non-payment*. The Company defaults in the payment of:

(a)   the principal of or any premium or Additional Amounts on any Note of that series, or

(b)   any interest on any Note of that series, and such default remains uncured for a period of 30 days after the date on which such payment was due and payable; or

5.1.2   *Breach of other obligations*. The Company defaults in the performance of, or breaches, any covenant or warranty of the Company under any Note of that series or in this Indenture (other than as described in Clauses (i)(a) and (b) above), which default is, in the opinion of the Trustee, incapable of remedy or, if in the opinion of the Trustee is capable of remedy, is not in the opinion of the Trustee remedied within 90 days after the Company has received written notice from the Trustee specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

5.1.3   *Cross-acceleration*. (i) any other present or future indebtedness of the Company or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity other than at the option of the Company; or (ii) any payment in respect of Indebtedness of the Company or any of its Subsidiaries is not paid when due or, as the case may be, within any applicable grace period; or (iii) the Company or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any monies borrowed or raised; provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events in this paragraph (3) have occurred equals or exceeds US$15.0 million or its equivalent in other currencies; or

5.1.4   *Enforcement proceedings*. A distress, attachment, execution, seizure before judgment or other legal process is levied, enforced or sued out on or against any part of the property, assets or revenues of the Company or any of its Subsidiaries exceeding US$15.0 million and (i) such distress, attachment, execution, seizure before judgment or other legal process is not discharged or stayed within 90 days of notice to the Company or any of its Subsidiaries, as the case may be; or (ii) if such distress, attachment, execution, seizure before judgment or other legal process shall not have been discharged within such 90-day period, the Company or any of its Subsidiaries, as the case may be, shall have within such 90-day period contested in good faith by appropriate proceedings and posted a bond in connection therewith; *provided*, *however*, that in no event shall the grace period provided by subclause (ii) of this Clause (4) extend beyond the 360th day after the notification to the Company or any of its Subsidiaries, as the case may be, of such proceedings; or

5.1.5   *Security enforced*. Any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Company or any of its Subsidiaries becomes enforceable (i.e., a creditor has a present right to foreclose or exercise similar remedies) exceeding US$10.0 million and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, administrative receiver, manager or other similar court-appointed Person); or

5.1.6   *Bankruptcy; insolvency; etc.* (i)(A) a court having jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under the ABL or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect in any other relevant jurisdiction or (B) an administrator, receiver, trustee or intervenor shall be appointed for all or substantially all of the Company's Property and, in each case, such decree or order shall remain uncontested and in effect for 30 consecutive Business Days;

or (ii) the Company (A) shall commence a voluntary case under the ABL or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect in any other relevant jurisdiction, (B) shall consent to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Company of all or substantially all of the Company's Property or (C) shall effect any general assignment for the benefit of creditors; or (iii) the Company shall fail or be unable to pay its debts generally as they become due; or (iv) any event shall occur which under the laws of any relevant Argentine jurisdiction has an analogous effect to any of the events referred to in Clause (i) or (ii) above; or

5.1.7 *Winding up*. An order is made or an effective resolution passed for the winding up or dissolution or administration of the Company or any of its Subsidiaries, or the Company ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganization, merger, demerger or consolidation (i) on terms approved by the Trustee or by a meeting of Holders; or (ii) in the case of a Subsidiary, whereby the undertaking and the assets of the Subsidiary are transferred to or otherwise vested in the Company or another of its Subsidiaries; or

5.1.8 *Authorizations and consents*. Any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorization, exemption, filing, license, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Company lawfully to enter into, exercise its rights and perform and comply with its obligations under, the Notes of that series and this Indenture; (ii) to ensure that those obligations are legally binding and enforceable; and (iii) to make the Notes of that series and this Indenture admissible in evidence in the courts of Argentina, is not taken, fulfilled or done; or

5.1.9 *Revocation of Pipeline License*. The License is revoked or suspended; *provided*, that, in the case of a suspension, the License is suspended for a period of at least 120 days; *provided*, *further*, that a reissuance or reauthorization of the License shall not constitute a revocation or suspension under this Clause (9) but shall constitute an amendment for purposes of Section 10.15.

5.2   Acceleration of Maturity; Rescission and Annulment

If an Event of Default (other than an Event of Default specified in clause (6) or (7) of Section 5.1) occurs and is continuing with respect to Notes of a series at the time Outstanding, then the Holders of not less than 25% in principal amount of the affected Outstanding Notes may declare the principal amount of the Notes of such series (or, if any Notes of that series are Original Issue Discount Notes, such portion of the principal amount of such Notes as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount of such Notes (or specified amount), together with accrued interest thereon and Additional Amounts, if any, shall become immediately due and payable. If an Event of Default occurs and is continuing under clause (6) and (7) of Section 5.1, then the principal amount of all Notes then Outstanding and all interest accrued thereon and Additional Amounts, if any, shall become immediately due and payable without any further action or notice by the Trustee or the Holders of the Notes.

At any time after such a declaration of acceleration with respect to Notes of any series or all series, as the case may be, has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Notes of that series or all series, as the case may be, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

5.2.1   the Company has paid or deposited with the Trustee a sum sufficient to pay

(A)   all overdue interest on all Notes of that series or all series, as the case may be,

(B)   the principal of (and premium, if any, on) any Notes of that series or all series, as the case may be, which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Notes,

(C)   to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Notes, and

(D)   all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

5.2.2   all Events of Default with respect to Notes of that series or all series, as the case may be, other than the non-payment of the principal of Notes of that series or all series, as the case may be, which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

5.3   Collection of Indebtedness and Suits for Enforcement by Trustee

The Company covenants that if

5.3.1   default is made in the payment of any interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days after the date on which such payment was due and payable, or

5.3.2   default is made in the payment of the principal of (or premium, if any, on) any Note at the Maturity thereof,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and any premium) and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default with respect to Notes of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Notes of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

As provided in the Negotiable Obligations Law, any Holder may institute proceedings directly against the Company in accordance with the provisions of the Negotiable Obligations Law for the payment of past due principal, premium, or interest (including Additional Amounts), but from the date such proceedings are instituted, the Holder of such Notes shall cease to have any rights under the trust created by these presents, or to moneys held in trust hereunder (including moneys recovered by the Trustee prior to the institution of such proceedings). The Trustee shall be entitled to assume (and it is the intention of the Company and the Trustee that it shall assume) that no such proceedings have been instituted, unless the Trustee shall have received written notice to the contrary.

No security which has been the subject of proceedings under the Negotiable Obligations Law may be presented to a Paying Agent or Registrar and Co-Registrar for payment or replacement but in such circumstances the Company shall make separate arrangements for payment directly to the Holder of each such Note. If any Holder, having instituted proceedings directly against the Company in accordance with the provisions of the Negotiable

Obligations Law, subsequently disposes of the Note forming the subject matter of such proceedings, the cessation of the rights under the trust created by these presents occurring upon the institution of such proceedings, shall inure in relation to the purchaser of such Note. Upon written notification by the Company of any such proceedings, the Trustee shall give notice to the Paying Agents and the Registrar and Co-Registrars of the serial numbers of those Notes forming the subject matter of such proceedings and the Paying Agents and Registrar and Co-Registrars shall make such serial numbers available to any Holder or potential Holder upon its request.

5.4   Trustee May File Proofs of Claim

In case of any judicial proceeding relative to the Company (or any other obligor upon the Notes), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.7.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; *provided*, *however*, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

5.5   Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

5.6   Application of Money Collected

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

> FIRST: To the payment of all amounts due the Trustee under Section 6.7; and
>
> SECOND: To the payment of the amounts then due and unpaid for principal of and any premium and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal and any premium and interest, respectively.

5.7   Limitation on Suits

Except as provided in Section 5.8 and the last two paragraphs of Section 5.3, no Holder of any Note of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

5.7.1 such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes of that series;

5.7.2 the Holders of not less than 25% in principal amount of the Outstanding Notes of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

5.7.3 such Holder or Holders have offered to the Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

5.7.4 the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

5.7.5 no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of (i) in the case of a continuing Event of Default specified in Clause (1) of Section 5.1, the Outstanding Notes of that series, (ii) in the case of a continuing Event of Default with respect to any series, other than the Event of Default specified in Clause (1) of Section 5.1, the Outstanding Notes of all series affected by such Event of Default;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

5.8   Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in this Indenture, the Holder of any Note shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 3.8) interest on such Note on the respective Stated Maturities expressed in such Note (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, whether in the manner established by Article 29 of the Negotiable Obligations Law, or otherwise and such rights shall not be impaired without the consent of such Holder.

5.9   Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture (including proceedings under Article 29 of the Negotiable Obligations Law) and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

5.10   Rights and Remedies Cumulative

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in the last paragraph of Section 3.7, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

5.11   Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder of any Notes to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

5.12   Control by Holders

The Holders of a majority in principal amount of the Outstanding Notes of the affected series, voting together as a single class, present or represented and voting at a meeting of such Holders at which a quorum is present (or providing their written consent to the extent permitted under Argentine law and this Indenture) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes of such affected series, *provided*, that:

5.12.1   such direction shall not be in conflict with any rule of law or with this Indenture; and

5.12.2   the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

5.13   Waiver of Past Defaults

The Holders of not less than a majority in principal amount of the Outstanding Notes of all series affected by a past default hereunder with respect to such affected series may, on behalf of the Holders of all the Notes of such affected series, waive such past default and its consequences pursuant to a vote of the Holders of all such affected series, voting together as a single class, at a meeting of Holders at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture), except a default:

5.13.1   in the payment of the principal of or any premium or interest on any Note of such affected series, or

5.13.2   in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Note of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon. Notwithstanding the foregoing, a declaration of acceleration may not be rescinded or annulled except as provided in Section 5.2.

5.14   Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit (including legal fees and expenses), and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; *provided*, that neither this Section 5.14 nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or the Trustee.

5.15   Waiver of Usury, Stay or Extension Laws

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law

wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

5.16   Currency Indemnity

Any amount received or recovered in respect of the Notes in a currency other than the currency specified in the Notes (the "**Specified Currency**") (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in respect of the bankruptcy, liquidation or dissolution of the Company or otherwise) by any Holder of Notes in respect of any sum expressed to be due to it from the Company shall only constitute a discharge of the Company to the extent of the Specified Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that Specified Currency amount is less than the Specified Currency amount expressed to be due to the recipient under any Note, the Company shall indemnify such recipient against any loss sustained by it as a result, and in any event, the Company shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Section, it shall be sufficient for the Holder to certify in a manner reasonably satisfactory to Company (indicating the sources of information used) that it would have suffered a loss had an actual purchase of Specified Currency been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of Specified Currency on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation of the Company from its other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

6   The Trustee

6.1 Certain Duties and Responsibilities

(a)   If an Event of Default with respect to a particular series has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of its own affairs.

(b)   Except during the continuance of an Event of Default with respect to a particular series:

(i)   the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform, and be liable for (as set forth herein), only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii)   in the absence of bad faith or its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture, *provided*, that the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture stated herein (but need not verify any mathematical calculations).

(c)   The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i)   this paragraph does not limit the effect of paragraph (b) of this Section 6.1;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(d) The Trustee shall only be charged with knowledge of any default or Event of Default if either (i) a Responsible Officer of the Trustee shall have actual knowledge of such default or Event of Default or (ii) written notice of such default or Event of Default shall have been given to the Trustee by the Company or any Holder.

(e) Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

6.2   Notice of Defaults

If a default occurs hereunder with respect to Notes of any series, the Trustee shall give the Holders of Notes of such series notice of such default as and to the extent provided by the Trust Indenture Act; *provided*, *however*, that in the case of any default of the character specified in Section 5.1(2) with respect to Notes of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof.

6.3   Certain Rights of Trustee

Subject to the provisions of Section 6.1:

6.3.1   the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

6.3.2   any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

6.3.3   whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

6.3.4   the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

6.3.5   the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

6.3.6 the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

6.3.7 the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, nominee, custodian or attorney appointed with due care by it hereunder;

6.3.8 the permissive rights of the Trustee enumerated herein shall not be construed as duties;

6.3.9 in no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

6.3.10 the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder, also by the Trustee´s Representative, the Registrar, the Paying agent and the Transfer Agent;

6.3.11 in accordance with Section 326 of the U.S.A. Patriot Act, (Title III of Pub. L. 107- 56 (signed into law on October 26, 2001)) (as amended, modified or supplemented from time to time, the "U.S.A. Patriot Act") the Trustee is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee, and in recognition thereof, the Company agrees to provide the Trustee with such information as the Trustee may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act; and

6.3.12 the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

6.4   Not Responsible for Recitals or Issuance of Notes

The recitals contained herein and in the Notes, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Notes or the proceeds thereof.

6.5   May Hold Notes

The Trustee, any Authenticating Agent, any Paying Agent, the Registrar or any Co-Registrar or any Affiliate thereof or agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to Sections 6.8 and 6.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Registrar or Co-Registrar or such other agent.

6.6   Money Held in Trust

    Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

6.7   Compensation and Reimbursement

    The Company agrees:

      6.7.1 to pay to the Trustee such compensation as detailed in Schedule II hereto for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

      6.7.2 except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances properly incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith;

      6.7.3 to indemnify the Trustee and its officers, directors, employees and agents for, and to hold each of them harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim (whether asserted by the Company or any Holder) or liability in connection with the exercise or performance of any of its powers or duties hereunder;

      6.7.4 to secure the Company's obligations under this Section 6.7, the Trustee shall have a lien prior to the Notes upon all money or property held or collected by the Trustee in its capacity as Trustee, except for such money or property which is (A) held in trust to pay principal (and premium, if any) or interest for the benefit of Holders of particular Notes or (B) irrevocably deposited with the Trustee pursuant to Section 13.4 in respect of any Defeasance or Covenant Defeasance;

      6.7.5 the obligations of the Company set forth in this Section 6.7 shall survive the removal and resignation of the Trustee and the satisfaction and discharge of this Indenture; and

      6.7.6 when the Trustee incurs any expenses or renders any services after the occurrence of an Event of Default specified in Sections 5.1(6) or 5.1(7), such expenses and the compensation for such services are intended to constitute expenses of administration under any law for the relief of debtors.

6.8   Conflicting Interests

    The Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to Notes of more than one series.

6.9   Corporate Trustee Required; Eligibility

    There shall at all times be one (and only one) Trustee hereunder with respect to the Notes of each series, which may be Trustee hereunder for Notes of one or more other series. Each Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act and the Negotiable Obligations Law Section 13 to act as such, has a combined capital and surplus of at least $50.0 million and has its Corporate Trust Office in New York City, New

York. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee with respect to the Notes of any series shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

6.10   Resignation and Removal; Appointment of Successor

No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

The Trustee may resign at any time with respect to the Notes of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes of such series.

The Trustee may be removed at any time with respect to the Notes of all series by the Holders of a majority in principal amount of the Outstanding Notes of all series, voting together as a single class, present or represented and voting at a meeting of such Holders at which a quorum is present. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after removal, the removed Trustee may petition at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes of such series.

If at any time:

> 6.10.1   the Trustee shall fail to comply with Section 6.9 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Note for at least six months, or
>
> 6.10.2   the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Company or by any such Holder, or
>
> 6.10.3   the Trustee shall become incapable of acting or shall be adjudged as bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (A) the Company by a Board Resolution may remove the Trustee with respect to all Notes, or (B) subject to Section 5.14, any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Notes and the appointment of a successor Trustee or Trustees.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Notes of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Notes of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Notes of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Notes of any particular series) and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Notes of all series shall be appointed by the Holders of a majority in principal amount of the Outstanding Notes of all series, voting together as a single class, present or represented and voting at a meeting of such Holders at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture), the

successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee with respect to the Notes of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Notes of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 6.11, any Holder who has been a bona fide Holder of a Note of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes of such series.

The Company shall give notice of each resignation and each removal of the Trustee with respect to the Notes of any series and each appointment of a successor Trustee with respect to the Notes of any series to all Holders of Notes of such series in the manner provided in Section 1.6. Each notice shall include the name of the successor Trustee with respect to the Notes of such series and the address of its Corporate Trust Office.

6.11   Acceptance of Appointment by Successor

In case of the appointment hereunder of a successor Trustee with respect to all Notes, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee with respect to the Notes of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Notes of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Notes, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Notes of that or those series to which the appointment of such successor Trustee relates.

Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

6.12   Merger, Conversion, Consolidation or Succession to Business

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or

any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, *provided* such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

6.13   Preferential Collection of Claims Against Company

If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Notes), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

6.14   Appointment of Authenticating Agent

The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Notes which shall be authorized to act on behalf of the Trustee to authenticate Notes of such series issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 3.7, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50.0 million and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 1.6 to all Holders of Notes of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment with respect to one or more series is made pursuant to this Section, the Notes of such series may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.


LAW DEBENTURE TRUST
COMPANY OF NEW YORK
As Trustee

By: ……………………………………..
As Authenticating Agent

By: ……………………………………..
Authorized Signatory


6.15   Other Capacities

Except as otherwise specifically provided herein or as the context requires, (i) all references in this Indenture to the Trustee shall be deemed to refer to the Trustee in its capacity as Trustee and in its capacities as Co-Registrar, Principal Paying Agent, Paying Agent and Transfer Agent and (ii) every provision of this Indenture relating to the conduct or affecting the liability or offering protection, immunity or indemnity to the Trustee shall be deemed to apply with the same force and effect to the Trustee acting in its capacities as Co-Registrar, Principal Paying Agent, Paying Agent and Transfer Agent or to any other Paying Agent or Transfer Agent, as the case may be.

6.16   Certain Duties and Responsibilities of the Trustee's Representative

The duties of the Trustee's Representative shall be determined by the express provisions of this Indenture or as it may agree from time to time with the Trustee, and the Trustee's Representative need perform only those duties that are set forth in this Indenture and those agreed in writing with the Trustee. No implied covenants or obligations shall be read into this Indenture against the Representative of the Trustee in Argentina. The Trustee's Representative shall have only the faculties and powers stated below. It is further acknowledged that the Trustee's Representative is not and shall not be considered as if it were a Trustee's general attorney.

The duties and faculties of the Trustee's Representative up to the date hereof are only to: (i) receive from Holders, the Company, agents, and any governmental or regulatory authority or entity any and all letters, claims, requests, memorandums or any other document directed to the Trustee, (ii) transmit, deliver or notify the Trustee of the reception of any and all of the mentioned documents by facsimile, within 72 hours since such reception, and (iii) respond or answer such letters, claims, requests, memorandums or documents, following the express instructions of the Trustee and only if such instructions are given by the Trustee.

The Trustee's Representative shall not be liable for any action it takes or omits to take in good faith and without negligence, which it believes to be authorized or within its discretion, rights or powers.

The Company shall pay to the Trustee's Representative from time to time, and the Trustee's Representative shall be entitled to, such compensation for its acceptance of this Indenture and its services hereunder as the Trustee's Representative and the Trustee shall from time to time agree in writing. The Company shall reimburse the Trustee's Representative promptly upon request for all reasonable disbursements, advances and expenses incurred or made by or on behalf of it in addition to the compensation for its services. Such expenses may include the reasonable compensation, disbursements and expenses of Trustee's Representative´s agents, counsel and other persons not regularly in its employ.

The Company agrees to indemnify the Trustee's Representative, the Registrar, the Paying Agent and Transfer Agent for, and to hold it harmless against, any loss, liability or expense, including, without limitation, the

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reasonable fees and expenses of legal counsel, incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance of its commitments hereunder, the performance of its duties hereunder and/or the exercise of its rights hereunder, including, without limitation, the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

7 Holders' Lists and Reports by Trustee and Company

7.1 Company to Furnish Trustee Names and Addresses of Holders

The Company will furnish or cause to be furnished to the Trustee

7.1.1   semi-annually, not later than June 15th and December 15th in each year, commencing December 15, 2014, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Notes of each series as of the preceding May 31st or November 30th, as the case may be, and

7.1.2   at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list referred to in (1) or (2) above names and addresses received by the Trustee in its capacity as Co-Registrar,

(3)   immediately upon becoming aware that any Holder has instituted proceedings directly against the Company in accordance with the provisions of the Negotiable Obligations Law, notice of such proceedings and of the certificate numbers of the Notes which form the subject matter of such proceedings (with copies thereof to each Paying Agent and each Transfer Agent), and, promptly after receipt thereof, a copy of every document served on the Company or served or disclosed by it in connection with such proceedings, and

(4)   at least five Business Days in New York prior to making any payment to any Holder who has instituted proceedings directly against the Company under the Negotiable Obligations Law, the certificate numbers of the Notes in respect of which such payment is to be made, and the amount to be paid in respect of each such Note.

7.2   Preservation of Information; Communications to Holders

The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 7.1 and the names and addresses of Holders received by the Trustee in its capacity as Co-Registrar. The Trustee may destroy any list furnished to it as provided in Section 7.1 upon receipt of a new list so furnished.

The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Notes, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

Every Holder of Notes, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

7.3   Reports by Trustee

The Trustee shall within 60 days after each May 15th, beginning with the May 15th following the date of this Indenture, transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Notes are listed and with the Commission. The Company will promptly notify the Trustee in writing when any Notes are listed on any stock exchange and of any delisting thereof.

7.4   Reports by Company

The Company shall file with the Trustee such information, documents and other reports, and such summaries thereof, as provided in Section 10.7.

To the extent permitted by law, delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

8   Consolidation, Merger, Conveyance, Transfer or Lease

8.1 Company May Consolidate, Etc., Only on Certain Terms

The Company shall not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "**Successor Person**"), and shall not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the Successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic U.S. jurisdiction or of Argentina and assumes the Company's obligations on the Notes and under this Indenture by a supplemental indenture, (ii) within 180 days after giving effect to the transaction, the credit rating or ratings of the Notes by any Nationally Recognized Statistical Rating Organization shall not be lowered as a result of such transaction, (iii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iv) immediately after giving pro forma effect to such transaction, the Company could Incur at least an additional US$1.00 of Indebtedness under the first paragraph of Section 10.16; and (v) if, as a result of the transaction, property of the Company would become subject to a Lien that would not be permitted under Section 10.19, the Company takes such steps as shall be necessary to secure the Notes equally and ratably with (or prior to) the indebtedness secured by such Lien.

8.2   Successor Substituted

Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with Section 8.1, the Successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such Successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Notes.

9   Supplemental Indentures

9.1 Supplemental Indentures Without Consent of Holders

Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

9.1.1   to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Notes in connection with a merger, consolidation or other transaction that complies with Section 8.1; or

9.1.2   to add to the covenants of the Company for the benefit of the Holders of all or any series of Notes; or

9.1.3   to add any additional Events of Default for the benefit of the Holders of all or any series of Notes (and if such additional Events of Default are to be for the benefit of less than all series of Notes, stating that such additional Events of Default are expressly being included solely for the benefit of such series); or

9.1.4   to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Notes, *provided*, that any such addition, change or elimination (A) shall neither (i) apply to any Note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Note with respect to such provision or (B) shall become effective only when there is no such Note Outstanding; or

9.1.5   to secure the Notes pursuant to the requirements of Section 10.19 or otherwise; or

9.1.6   to establish the form or terms of Notes of any series as permitted by Sections 2.1 and 3.1; or

9.1.7   to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes of one or more series, and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11; or

9.1.8   to amend this Indenture with respect to the authentication and delivery of additional series of Notes; or

9.1.9   to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; *provided*, that such action pursuant to this Clause (9) shall not adversely affect the rights or interests of any of the Holders of Notes of any series in any material respect; or

9.1.10   to modify the restrictions on transfer of the Notes, and the procedures for resales and other transfer of the Notes, to reflect any change in applicable law or regulation (or the interpretation thereof) or provide alternative procedures in compliance with applicable law and practices relating to the resale or other transfer of restricted securities generally.

9.2   Supplemental Indentures With Consent of Holders

With the consent of Holders of not less than a majority in principal amount of the Outstanding Notes of all series affected by such supplemental indenture, provided pursuant to a vote of the Holders of such affected series, voting together as a single class, at a meeting of Holders at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture), the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Notes of such series under this Indenture; *provided*, *however*, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Note affected thereby,

9.2.1 change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce or change any obligations to pay, any Additional Amounts or permit the redemption of a Note if not previously permitted, or reduce the amount of principal of an Original Issue Discount Note or any other Note which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2, or change any Place of Payment where, or the currency in which, any Note or any premium, interest or Additional Amounts thereon is payable, or impair the right to institute suit for the enforcement of any payment on or with respect to any Note on or after the maturity date thereof (or, in the case of redemption, on or after the date of redemption), or

9.2.2 reduce the percentage in principal amount of Outstanding Notes of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences, or

9.2.3 reduce the percentage in principal amount of the Outstanding Notes of any series, the consent of the Holders of which is required for the adoption of a resolution at a meeting of Holders held pursuant to Section 9.6 of this Indenture, or the quorum required at any such meeting of Holders at which a resolution is adopted or the percentage in principal amount of Outstanding Notes of any series the Holders of which are entitled to request the calling of a meeting of Holders, or

9.2.4 modify any of the provisions of this Section 9.2, Section 5.13 or Section 10.21, except to increase the percentage provided therein or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby; *provided*, *however*, that this Clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section 9.2 and Section 10.21, or the deletion of this proviso, in accordance with the requirements of Section 6.11 and 9.1(7), or

9.2.5 waive or amend Section 10.6, or

9.2.6 amend Section 1.11;

provided, *further*, that, notwithstanding the above, if the Company becomes subject to an *acuerdo preventivo extrajudicial* procedure (an Argentine out-of-court reorganization procedure), a *concurso preventivo* proceeding (an Argentine voluntary reorganization proceeding), or any other reorganization procedure that may be implemented in accordance with the provisions of the ABL or other relevant law in effect in Argentina from time to time, then approval of a supplemental indenture relating to such provisions will require only the affirmative vote of, or consent by, the applicable majority required by Argentine law and/or the relevant Argentine court with jurisdiction over such procedure or proceeding, as applicable and as may be amended from time to time.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Notes, or which modifies the rights of the Holders of Notes of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Notes of any other series.

It shall not be necessary for any meeting of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such meeting shall approve the substance thereof.

9.3   Execution of Supplemental Indentures

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, in addition to the documents required by Section 1.2, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and that such supplemental indenture is the legal, valid and binding obligation of the Company. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

9.4   Effect of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

9.5   Reference in Notes to Supplemental Indentures

Notes of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall, if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Notes of any series so modified as to conform, in the opinion of the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Notes of such series.

9.6   Meetings of Holders; Modification and Waiver

9.6.1.1   The Trustee or the Company shall, upon the request of the Holders of at least five (5) percent in aggregate principal amount of the Notes of all series at the time Outstanding or of the Notes of any series at the time Outstanding, or the Company or the Trustee, at its discretion, may, call a meeting of the Holders of such Notes at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Notes or the relevant series of Notes to be made, given or taken by the Holders of such Notes. With respect to all matters not contemplated in this Indenture, meetings of Holders shall be held in accordance with the Negotiable Obligations Law. The meetings shall be held in the City of Buenos Aires, Argentina; *provided*, *however*, that, if permitted by applicable law, the Company or the Trustee may determine to hold any such meetings simultaneously in the City of New York by any means of telecommunication which permits the participants to hear and speak to each other and such simultaneous meeting shall be deemed to constitute a single meeting for purposes of the quorum and voting percentages applicable to such meeting. In any case, meetings shall be held at such time and at such place as the Company or the Trustee shall determine. Any resolution passed at a meeting shall be binding on all Holders of Notes or of the relevant series of Notes, as the case may be (whether present or not at such meeting). If a meeting is being held pursuant to a request of Holders, the agenda for the meeting shall be as determined in the request and such meeting shall be convened within 40 days from the date such request is received by the Trustee or the Company, as the case may be. Meetings of Holders on first and second call may be called simultaneously. Notice of any meeting of Holders (which shall include the date, place and time of the meeting, the agenda therefor and the requirements to attend) shall be given not less than 10 days nor more than 30 days prior to the date fixed for the meeting in the *Official Gazette of Argentina* and in one national newspaper having general circulation in Argentina (which is expected

to be *La Nación, El Cronista Comercial* or *Ámbito Financiero*), and also in the manner provided for hereunder and any publication of such notices shall be for five consecutive Business Days in each place of publication.

9.6.1.2   Decisions at a meeting of Holders shall be made by the affirmative vote of Holders of a majority in aggregate principal amount of the Notes of the affected series at the time Outstanding, present or represented at a meeting of such Holders at which a quorum is present; *provided, however*, that the unanimous consent or the unanimous affirmative vote of the Holders shall be required to adopt a valid decision on any of the matters specified in Clauses 9.2(1) through 9.2(6) subject to the proviso set forth in Section 9.2.

9.6.1.3   Any Holder may attend a meeting of the Holders in person or by proxy. Holders who intend to attend a meeting of Holders must notify the Company of their intention to do so at least three Business Days prior to the date of such meeting.

9.6.1.4   The quorum at any meeting to adopt a resolution with respect to the Notes of any series will be Persons who are Holders of or who represent 60% in aggregate principal amount of the Notes of the affected series at the time Outstanding; *provided, however*, that at any such reconvened meeting adjourned for lack of the requisite quorum, the quorum will be persons holding or representing 30% in aggregate principal amount of the Notes of the affected series at the time Outstanding. Any instrument given by or on behalf of any Holder in connection with any consent to any such waiver or change will be irrevocable once given and will be conclusive and binding on all subsequent Holders of such Note. Except as provided above, any modifications, amendments or waivers to the terms and conditions of the Notes will be conclusive and binding on all Holders of the affected series, whether or not they have given such consent or were present at any meeting, and whether or not notation of such modifications, amendments or waivers is made upon the Notes of the affected series, if duly passed at a meeting convened and held in accordance with the provisions hereof and of the Negotiable Obligations Law. For purposes of any meeting of Holders, each US$1,000 of face value of the Outstanding Notes, shall entitle a Holder to one vote. Any Notes known to a Responsible Officer of the Trustee to be held for the account of the Company or any Affiliate of the Company shall not be considered Outstanding and Holders of such Notes will not be entitled to participate in taking any actions under the terms of the Notes.

9.7   Actions to Be Taken without a Meeting

If permitted by applicable Argentine law, in lieu of a meeting, Holders may provide written consent, or may consent by means of any other procedure (including through the DTC Omnibus Proxy and other internationally recognized clearinghouse consent solicitation systems) that the Company or the Trustee may implement in accordance herewith and Argentine law. Notice to Holders of any solicitation of consents without a meeting shall be provided in the manner set forth in Section 1.6 and by publication of such notice for five consecutive days in the *Official Gazette of Argentina* and in one national newspaper of general circulation in Argentina (which is expected to be *La Nación*, *El Cronista Comercial* or *Ámbito Financiero*) and otherwise in compliance with Argentine law.

10   Covenants

10.1 Payment of Principal, Premium and Interest

The Company covenants and agrees for the benefit of each series of Notes that it will duly and punctually pay the principal of, and any premium and interest on, the Notes of that series in accordance with the terms of the Notes and this Indenture. Overdue amounts of principal, premium and interest on any Note will bear interest from

and including the date on which such amount first becomes overdue at a rate per annum equal to the sum of (i) the rate of interest otherwise borne by such Note on the due date for such amount plus (ii) 2% per annum (such increment, "**Default Interest**"). Default Interest shall be payable on demand and will accrue until the date any such overdue amount, including Default Interest thereon, is paid in full.

10.2   Payment of Additional Amounts

All payments in respect of the Notes will be made without withholding or deduction for or on account of any present or future taxes, duties, levies, contributions, withholdings, transfer expenses, assessments or other governmental charges of whatever nature (collectively, "**Taxes**") imposed, levied, collected, withheld or assessed by or on behalf of the Argentine Government or any political subdivision or authority thereof or therein or any organization of which Argentina is or becomes a member, unless the Company is compelled by the Argentine Government or any such political subdivision or authority or any organization of which Argentina is or becomes a member to withhold or deduct such Taxes (including, without limitation, Personal Property Tax). In the event the Company is required to withhold or deduct any amount of Taxes from any payment made with respect to the Notes, the Company will pay such additional amounts ("**Additional Amounts**") as may be necessary to ensure that the net amounts received by each Holder of Notes after such withholding or deduction shall equal the respective net amounts that the Holder would have received in respect of the Notes in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable in respect of any Note:

10.2.1   if any such Tax would not have been so imposed but for the presentation by the Holder of any such Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, and the Holder would not have been entitled to such amounts on the 30th day;

10.2.2   if any Tax would not have been so imposed but for the Holder being a resident of Argentina or having some connection with Argentina other than the mere holding of such Note or the receipt of principal and interest thereof;

10.2.3   if the Holder of such Note would not be subject to the withholding or deduction of Taxes if the Holder had made a valid and legal claim for exemption, if (a) the making of such claim is required as a precondition to an exemption from, or reduction in, the relevant Taxes, and (b) at least 45 days prior to the first payment date with respect to which the Company applies this Clause (3), the Company notifies all Holders in writing that they will be required to provide such claims; *provided*, that in no event shall the Holder's requirement to make a valid and legal claim for exemption require such Holder to provide any materially more onerous information, documents or other evidence that would be required to be provided had such Holder been required to file U.S. Tax Forms W-8BEN, W-8ECI, W-8EXP and/or W-8IMY claiming the benefits of an income tax treaty;

10.2.4   for any estate, inheritance, gift, sales, transfer or any similar tax, assessment or governmental charge other than value added tax applicable to any payments in respect of the Notes;

10.2.5   for any tax, duty, assessment or other governmental charge (other than the Personal Property Tax) which is payable otherwise than by withholding or deduction from payments on or in respect of any Note; or

10.2.6   any combination of (1), (2), (3), (4) or (5).

No Additional Amounts shall be paid with respect to any payment on a Note to a Holder that is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settler with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive the Additional Amounts had such beneficiary, settler, member or beneficial owner been the direct Holder.

References herein and in the Notes to the payment of principal (and premium, if any), Redemption Price, interest or any other amounts payable with respect to any Notes shall include the payment of Additional Amounts if Additional Amounts are, were or would be payable in respect thereof, even where Additional Amounts are not specifically mentioned.

If the Company or the Trustee or any other Paying Agent is required to pay Additional Amounts, the Company shall: (i) at least 10 Business Days prior to the first payment date on which such Additional Amounts are due, deliver to the Trustee (with a copy to any other Paying Agent) an Officers' Certificate specifying the amount so required to be deducted or withheld as an Additional Amount and certifying that the Company shall pay any such Additional Amounts, (ii) prior to the due date for any payment of Additional Amounts, pay any such Additional Amounts, and (iii) within 15 days after paying any such Additional Amounts, deliver to the Trustee the evidence of such payment and of the remittance thereof to the relevant taxing or other authority.

The Company shall pay any present or future stamp issue, registration or documentary or other similar taxes and duties, including interest and penalties, payable in Argentina, Luxemburg, Belgium, the United Kingdom or the United States or any authority of or in the foregoing in respect of the creation, issue and offering of the Notes.

10.3   Maintenance of Office or Agency

The Company shall maintain in each Place of Payment for any series of Notes an office or agency where Notes of that series may be presented or surrendered for payment, where Notes of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Notes of that series and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies where the Notes of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided*, *however*, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Notes of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

With respect to any Global Note, and except as otherwise may be specified for such Global Note as contemplated by Section 3.1, the Corporate Trust Office of the Trustee shall be the Place of Payment where such Global Note may be presented or surrendered for payment or for registration of transfer or exchange, or where successor Notes may be delivered in exchange therefor; *provided*, *however*, that any such payment, presentation, surrender or delivery effected pursuant to the Applicable Procedures of the Depositary for such Global Note shall be deemed to have been effected at the Place of Payment for such Global Note in accordance with the provisions of this Indenture.

The Company hereby appoints the Trustee as Principal Paying Agent under this Indenture, and the Trustee hereby accepts this appointment.

10.4   Money for Notes Payments to Be Held in Trust

If the Company shall at any time act as its own Paying Agent with respect to any series of Notes, it will, on or before each due date of the principal of or any premium or interest on any of the Notes of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for any series of Notes, it will, prior to each due date of the principal of or any premium or interest on any Notes of that series, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company will cause each Paying Agent for any series of Notes other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (1) hold all sums held by it for the payment of the principal of (and premium, if any) or interest on the Notes of that series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and give the Trustee notice of any default by the Company (or any other obligor upon the Notes of that series) in the making of any payment of principal (and premium, if any) or interest on the Notes of that series; and (2) during the continuance of any default by the Company (or any other obligor upon the Notes of that series) in the making of any payment in respect of the Notes of that series, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Notes of that series.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or any premium or interest on any Note of any series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; *provided*, *however*, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the expense of the Company cause to be published once, (i) in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the City of New York and (ii) in a newspaper published in the Spanish language and of general circulation in Argentina, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

10.5   Maintenance of Certain Government Approvals

The Company shall duly obtain and maintain in full force and effect all governmental approvals, consents or licenses which are necessary under the laws of Argentina for the execution, delivery and performance of this Indenture, the Notes of each series and any purchase or placement agreement relating thereto by the Company or for the validity or enforceability thereof.

10.6   Pari Passu

The Company shall ensure at all times that its obligations under the Notes of each series and this Indenture constitute unconditional general obligations of the Company ranking at least *pari passu* with all other unsecured and unsubordinated Indebtedness of the Company (other than Indebtedness ranking senior thereto by statute or operation of law).

10.7   Reporting; Statements by Officers as to Default

The Company shall file with the Trustee such information, documents or reports as are required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 5 Business Days after the same is actually

filed with the SEC. If the Company is at any time not required to file information, documents or reports pursuant to Section 13 or Section 15(d) of the Exchange Act, the Company shall file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports that may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange. The filing of any information, document or report with the SEC shall satisfy our obligation to deliver such information, document or report to the Trustee, *provided*, *however*, that the Trustee shall have no obligation whatsoever to determine if such filing has occurred.

In addition, the Company shall furnish to the Trustee: (i) within 120 days after the end of each fiscal year, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Company's compliance with all conditions and covenants under this Indenture (compliance, for such purpose, to be determined without regard to any period of grace or requirement of notice provided under the Indenture); (ii) upon any officer of the Company becoming aware of the existence of an Event of Default, a certificate of such officer, setting forth the details thereof and the action that the Company is taking or proposes to take with respect thereto; and (iii) written notification of any material changes to the License within ten days of any such material change.

For so long as any series of Notes is listed on the Official List of the Luxembourg Stock Exchange and the rules of such exchange so require, the Company shall make the information in the preceding two paragraphs available in Luxembourg through the offices of the Listing Agent.

10.8   Existence

The Company shall (i) maintain in effect its corporate existence except as otherwise permitted under Section 8 and (ii) take all reasonable actions to maintain all rights, privileges, titles to property, franchises and the like necessary or desirable in the normal conduct of its business, activities or operations; *provided*, *however*, that this Section 10.8 shall not require the Company to maintain any such right, privilege, title to property or franchise if the Board of Directors of the Company shall determine that: (A) the maintenance or preservation thereof is no longer desirable in the conduct of the business of the Company and (B) the loss thereof is not, and will not be, adverse in any material respect to the Holders.

10.9   Compliance with Laws, Rules and Regulations

The Company shall, and shall cause each of its Subsidiaries to, comply with all applicable laws, rules, regulations, orders and directives of any Governmental Agency having jurisdiction over the business of the Company or such Subsidiary, as the case may be, and all covenants and other obligations contained in any material agreements to which the Company or such Subsidiary, as the case may be, is a party, except where the failure so to comply would not have a material adverse effect on (i) the Company's ability to meet its obligations under the Notes on a timely basis or (ii) any material rights or interest of the Trustee or the Holders under the Indenture or the Notes.

10.10   Maintenance of Properties

The Company shall cause all tangible Properties used or useful in the conduct of its business or the business of any of its Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided*, *however*, that this Section 10.10 will not prevent the Company from discontinuing the operation or maintenance of any of such Properties if such discontinuance is, as determined by the Board of Directors of the Company, in good faith, (A) desirable in the conduct of the business of the Company and its Subsidiaries taken as a whole and (B) not adverse in any material respect to the Holders.

10.11   Maintenance of Insurance

The Company shall, and shall cause each of its Subsidiaries to, maintain insurance in such amounts and covering such risks as is required by applicable laws and regulations of Argentina.

10.12   Further Assurances

The Company shall, at its own cost and expense, execute and deliver to the Trustee all such documents, instruments and agreements and do or cause to be done all such other acts and things as may be reasonably required, in the opinion of the Trustee, to enable the Trustee to exercise and enforce its rights under this Indenture and under the documents, instruments and agreements required under this Indenture and to carry out the intent of this Indenture.

10.13   Amendment of Technical Assistance Agreement

The Company shall not enter into or consent to any amendment, restatement or modification of the Technical Assistance Agreement or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to the Company and its Subsidiaries, taken as a whole.

10.14   Transactions with Affiliates

The Company shall not, and shall not cause or permit any Subsidiary to, enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property, or the rendering of any service, with any Affiliate of the Company *unless* such transaction is (A) otherwise permitted under this Indenture and (B) upon terms that are not materially less favorable to the Company or its Subsidiary, as the case may be, than the Company or such Subsidiary would obtain in a comparable arm's-length transaction with a Person who is not an Affiliate of the Company or such Subsidiary; *provided*, *however*, that this Section 10.14 shall not restrict (1) the Company from paying reasonable and customary fees to, and indemnities provided on behalf of, its directors, officers, employees or consultants; (2) the Company from paying reasonable compensation (including amounts paid pursuant to employee benefit plans, stock options and other incentive compensation), indemnification, reimbursement or advancement of out-of-pocket expenses and provisions of liability insurance of our directors, officers and employees; (3) the payment of Management Fees in accordance with the provisions of the Technical Assistance Agreement; or (4) the Company from making any payment described in clause (i) of the definition of Restricted Payments in compliance with Section 10.17.

10.15   Termination of License

The Company shall not terminate the License and shall not take any action or refrain from taking any action which, in the reasonable opinion of the Company, would result in the termination of the License. The Company shall not agree to amend or waive any terms of the License unless such amendment or waiver would not, in the reasonable opinion of the Company, adversely affect (i) the ability of the Company to meet its obligations under the Notes on a timely basis or (ii) any material rights or interest of the Trustee or the Holders under this Indenture or the Notes.

10.16   Limitation on Incurrence of Indebtedness

The Company shall not, and shall not permit any Subsidiary to, Incur any Indebtedness unless: (a) on the date of such Incurrence, and after giving effect thereto and the application of the proceeds therefrom, (i) the Consolidated Coverage Ratio would be greater than or equal to 2.0:1, and (ii) the Consolidated Debt Ratio would be less than or equal to 3.75:1, in each case determined on a pro forma basis as if such Indebtedness had been Incurred and the proceeds therefrom applied at the beginning of the most recent four fiscal quarter period for which the Company has filed financial statements with the CNV; and (b) no Default or Event of Default shall have occurred and be continuing at the time of, and after giving effect to, such Incurrence.

Notwithstanding the above clause, the Company or any Subsidiary may Incur the following Indebtedness ("**Permitted Indebtedness**"):

        10.16.1.1   Refinancing Indebtedness;

        10.16.1.2   Capitalized Lease Obligations not in excess of US$20.0 million at any time outstanding;

        10.16.1.3   Indebtedness of the Company under Hedging Agreements or Currency Agreements; *provided*, that such Indebtedness is not Incurred for speculative purposes, is necessary or prudent to hedge or otherwise manage risk to which the Company is or expects to be exposed in the ordinary course of the Company's business;

        10.16.1.3.1   Indebtedness of a Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary of, or was otherwise acquired by, the Company); *provided*, *however*, that on the date that such Subsidiary is acquired by the Company, the Company would have been able to Incur US$1.00 of additional Indebtedness pursuant to the first paragraph of this Section 10.16 after giving pro forma effect to the Incurrence of such Indebtedness pursuant to this subclause (d)(i) and the acquisition of such Subsidiary by the Company, as if such Indebtedness was Incurred and such acquisition consummated at the beginning of the most recent four fiscal quarter period for which the Company has filed financial statements with the CNV; and
(ii) Indebtedness Incurred by a Subsidiary or the Company to refinance the Indebtedness Incurred pursuant to this subclause (d);

        10.16.1.4   Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case Incurred or assumed in connection with the disposition of a business, assets or capital stock of a Subsidiary; *provided that*, in each case, only to the extent the maximum aggregate liability in respect of such Indebtedness does not exceed the gross proceeds actually received by the Company or such Subsidiary in connection with such disposition;

        10.16.1.5   customer deposits and advance payments received from customers for the sale, lease or license of goods and services in the ordinary course of business; and

        10.16.1.6   Indebtedness, the proceeds from which are applied, within 45 days following Incurrence, to the redemption of, or repayment or repurchase of principal (including any premium) of, and interest and Additional Amounts on, Indebtedness of the Company that is outstanding as of the date of this Indenture.

10.17   Limitation on Restricted Payments

The Company shall not, and shall not permit any Subsidiary to, declare or make, or agree to make, directly or indirectly, any Restricted Payment unless:

10.17.1.1   no Event of Default or event which, with the giving of notice or the lapse of time will become an Event of Default, shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment; and

10.17.1.2   immediately after giving effect to such Restricted Payment, the Company would be able to Incur at least US$1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to Section 10.16.

10.18   Limitation on Asset Sales

The Company shall not, and shall not permit any Subsidiary to, make any Asset Sale unless:

10.18.1.1   the Company or such Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the Fair Market Value of the shares and/or assets subject to such Asset Sale;

10.18.1.2   at least 75% of the consideration thereof received by the Company or such Subsidiary is in the form of Cash and Cash Equivalents; *provided* that the following shall be deemed to be cash for purposes of this clause (b): (i) the amount of any liabilities (as shown on the Company's, or such Subsidiary's, most recent balance sheet or in the notes thereto) of the Company or any Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets; (ii) the amount of any Marketable Securities received by the Company or such Subsidiary from such transferee that is converted by the Company or such Subsidiary into cash (to the extent of the cash received) within 30 days following the closing of such Asset Sale; and (iii) the Fair Market Value of any Capital Stock of a Person engaged in a Related Business that will become, upon purchase, a Subsidiary or assets (other than current assets as determined in accordance with Generally Accepted Accounting Principles or Capital Stock) to be used by the Company or any Subsidiary in a Related Business; *provided* that amounts received pursuant to clauses (i) and (iii) shall not be deemed to constitute Net Cash Proceeds for purposes of making an Asset Sale Offer (as defined below); provided, however, that Market Securities will constitute cash (for purposes of clause (ii)) with respect to the Fair Market Value thereof on the date on which such Market Securities were received by the Company or such Subsidiary.

The Company or such Subsidiary, as the case may be, may apply the Net Cash Proceeds of any Asset Sale within 365 days after such Asset Sale to:

(a) repay any Indebtedness of the Company that is *pari passu* with the Notes (whether through optional or mandatory prepayments or redemptions, or tender offers or open market or other privately negotiated purchases, so long as such repaid Indebtedness is immediately extinguished); *provided that* in connection with any such repayment of *pari passu* Indebtedness the Company offers to redeem a *pro rata* portion of the Notes based on the relative Outstanding principal amount of the Notes and such other Indebtedness, or

(b) make capital expenditures in a Related Business, or

(c) reinvest in or purchase Additional Assets (including by means of an investment in or purchase of Additional Assets by any Subsidiary with cash in an amount equal to the amount of Net Available Cash or Capital Stock to be used by the Company or any Subsidiary in a Related Business), or

(d) any combination of (a), (b) or (c) above.

To the extent all or a portion of the Net Cash Proceeds of any Asset Sale are not applied within the 365 days of the Asset Sale as described in clauses (a) through (e) of the immediately preceding paragraph, the Company shall make an offer to purchase notes (the "**Asset Sale Offer**"), at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest thereon to the date of purchase (the "**Asset Sale Offer Amount**"). The Company shall purchase pursuant to an Asset Sale Offer from all tendering Holders on a *pro rata* basis, and, at the Company's option, on a *pro rata* basis with the Holders of any other Indebtedness with similar provisions requiring the Company to offer to purchase the other Indebtedness with the proceeds of Asset Sales, that principal amount (or accreted value in the case of Indebtedness issued with original issue discount) of Notes and the other Indebtedness to be purchased equal to such unapplied Net Cash Proceeds. The Company may satisfy its obligations under this covenant with respect to the Net Cash Proceeds of an Asset Sale by making an Asset Sale Offer prior to the expiration of the relevant 365-day period.

The purchase of Notes pursuant to an Asset Sale Offer shall occur not less than 20 business days following the date thereof, or any longer period as may be required by law, nor more than 45 days following the 365th day following the Asset Sale. The Company may, however, defer an Asset Sale Offer until there is an aggregate amount of unapplied Net Cash Proceeds from one or more Asset Sales equal to or in excess of US$30.0 million. At that time, the entire amount of unapplied Net Cash Proceeds, and not just the amount in excess of US$30.0 million, shall be applied as required pursuant to this Section 10.18. Pending application in accordance with this covenant, Net Cash Proceeds may be applied to temporarily reduce revolving credit borrowings or invested in Cash Equivalents or Temporary Cash Investments. Each notice of an Asset Sale Offer shall be mailed first class, postage prepaid, to the record holders as shown on the register of holders within 20 days following such 365th day, with a copy to the Trustee, offering to purchase the Notes as described above. Each notice of an Asset Sale Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law (the "**Asset Sale Offer Payment Date**"). Upon receiving notice of an Asset Sale Offer, Holders may elect to tender their notes in whole or in part in amounts of US$1,000 or in integral multiples of US$1,000 in excess thereof in exchange for cash.

On the Asset Sale Offer Payment Date, the Company shall, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer;

(2) deposit with the Paying Agent funds in an amount equal to the Asset Sale Offer Amount in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

To the extent Holders and holders of other Indebtedness, if any, that are the subject of an Asset Sale Offer properly tender and do not withdraw Notes or the other Indebtedness in an aggregate amount exceeding the amount of unapplied Net Cash Proceeds, the Company shall purchase the Notes and the other Indebtedness on a *pro rata* basis (based on amounts tendered). If only a portion of a Note is purchased pursuant to an Asset Sale Offer, a new Note in a principal amount equal to the portion thereof not purchased shall be issued in the name of the Holder thereof upon cancellation of the original note (or appropriate adjustments to the amount and beneficial interests in a Global Note shall be made, as appropriate). Notes (or portions thereof) purchased pursuant to an Asset Sale Offer shall be cancelled and not reissued.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with the purchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 10.18, the Company shall comply with such laws and regulations and shall not be deemed to have breached its obligations under this Section 10.18 by doing so.

Following the application of such unapplied Net Cash Proceeds to the purchase of Notes or other Indebtedness, the amount of Net Available Cash shall be reset at zero and the Company shall be entitled to use any remaining proceeds for any corporate purposes to the extent not prohibited under this Indenture.

10.19   Limitation on Liens

The Company shall not, and shall not permit any Subsidiary to, create or permit to subsist any Lien other than Permitted Liens upon the whole or any part of its or, as the case may be, any such Subsidiary's undertaking, assets or revenues present or future to secure any Indebtedness unless, at the same time or prior thereto, the Company's obligations under the Notes and this Indenture (x) are secured equally and ratably therewith, or prior thereto, or (y) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by a meeting of Holders.

Notwithstanding the foregoing, the Company or any Subsidiary may create or permit to subsist the following Liens ("**Permitted Liens**"):

10.19.1.1.1   Liens existing on the Initial Issue Date;

10.19.1.1.2   any Lien created on any fixed asset securing Indebtedness incurred or assumed solely for the purpose of financing all or any part of the cost of developing, constructing or acquiring such fixed asset, which Lien attaches to such fixed asset concurrently with or within 180 days after the acquisition thereof; *provided, however*, that the principal amount of Indebtedness secured by such Lien does not exceed the cost of developing, constructing or acquiring such fixed asset. For the avoidance of doubt, for the purposes of this subclause (ii) only, a Lien shall be deemed to attach as of the first date on which the Company or a Subsidiary has executed and delivered an agreement pursuant to which such Lien purports to be created or, if earlier, the first date upon which any such agreement has been signed by the Company or such Subsidiary and delivered into escrow or any similar arrangement that would later permit the release and delivery thereof upon the happening of some event or satisfaction of some later condition;

10.19.1.1.3   any Lien created on any asset securing an extension, renewal or refinancing of Indebtedness secured in accordance with clause (i) or (ii) of this paragraph provided that (a) the Lien is created over the original asset secured and (b) the principal amount of Indebtedness secured by the Lien prior to such extension, renewal or refinancing is not increased, other than with respect to reasonable costs, fees and expenses incidental to such extension, renewal, or refinancing;

10.19.1.1.4   any Lien arising in connection with the permitted sale or other disposition of receivables of the Company in connection with the securitization of such receivables; *provided, however*, that (a) no portion of the Indebtedness incurred by any special purpose vehicle established in connection with any such securitization transaction (x) shall be guaranteed by the Company or a Subsidiary or (y) is recourse to or obligates the Company or a Subsidiary in any way such that the requirements for off balance sheet treatment under Statement of Financial Accounting Standards No. 140 are not satisfied, or (b) neither the Company nor any of its Subsidiaries assumes any obligation to maintain or preserve the financial condition or liquidity of any such special purpose vehicle or to cause such entity to achieve certain levels of operating results;

10.19.1.1.5   Liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings; *provided*, that any reserves with respect thereto are maintained on the Company's books or the books of any of the Company's Subsidiaries, as the case may be, in conformity with Generally Accepted Accounting Principles;

10.19.1.1.6   Liens arising by reason of any judgment, decree or order of any court, so long as such Lien is being contested in good faith and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

10.19.1.1.7   pledges, deposits or other security in connection with workers' compensation or other unemployment insurance or obligations arising from other social security laws or legislation arising in the ordinary course of business;

10.19.1.1.8   deposits made in the ordinary course of business and in each case not Incurred or made in connection with the borrowing of money, to secure the performance of (a) tenders, bids, trade contracts, leases (other than Capitalized Lease Obligations), statutory obligations, surety and appeal bonds, or (b) performance bonds, purchase, construction or sales contracts and other obligations of a like nature provided that the amount of such deposits shall not exceed US$20.0 million at any time outstanding;

10.19.1.1.9   Capitalized Lease Obligations;

10.19.1.1.10   leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case incidental to, and not interfering with, the ordinary conduct of the Company's business or the business of any of its Subsidiaries;

10.19.1.1.11   Liens created in order to comply with any rule or regulation of a Governmental Authority; *provided*, that (a) the assets subject to such Liens are used in the Company's gas transportation business conducted pursuant to the License, (b) such Liens are created only on the additional assets or properties constructed or developed by the Company in connection with an expansion project mandated by a Governmental Authority, and (c) no Liens are created over the revenues generated by such assets except as otherwise permitted by Clause (xii) below; *provided, however*, that the Indebtedness secured by such Lien has no recourse against the Company or its properties or revenues, except in respect of the additional assets subject to such Liens;

10.19.1.1.12   Liens on assets securing Attributable Debt under any Sale and Lease-Back Transaction permitted to be Incurred or assumed in accordance with Section 10.20, provided that any such Lien does not encumber any property other than the assets that are the subject of the applicable Sale and Lease-Back Transaction; and Liens on assets securing Indebtedness represented by Capitalized Lease Obligations and permitted to be incurred or assumed under Section 10.16 (including any interest or title of a lessor under any lease the obligations under which are Capitalized Lease Obligations and covering only the assets acquired with such Indebtedness); and

10.19.1.1.13   all Liens created on any asset securing Indebtedness, other than Liens described in (i) to (xii) of this paragraph, the aggregate amount of which does not exceed US$20.0 million.

10.20   Limitation on Sale and Lease-Back Transactions

The Company covenants and agrees that neither the Company nor any Subsidiary will enter into any Sale and Lease-Back Transaction unless the Company or such Subsidiary would be entitled:

10.20.1.1   pursuant to the provisions of Section 10.16 to Incur Indebtedness in a principal amount equal to or exceeding the Attributable Debt of such Sale and Lease-Back Transaction; and

10.20.1.2   pursuant to the provisions of Section 10.19 to Incur a Lien to secure such Indebtedness.

10.21   Waiver of Certain Covenants

Except as otherwise specified as contemplated by Section 3.1 for Notes of such series, the Company may, with respect to the Notes of one or more series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 3.1(18), 9.1(2) or 9.1(6) for the benefit of the Holders of such series or in any of Sections 10.5 through 10.20, inclusive, if, before the time for such compliance, the Holders of at least a majority in principal amount of the Outstanding Notes of all series with respect to which the Company seeks to waive compliance with such covenant, provided pursuant to a vote of the Holders of such affected series, voting together as a single class, present or represented and voting at a meeting of Holders of Notes of such series at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture) either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

10.22   Release of Covenants

If on any date following the issuance of any series of Notes under this Indenture:

10.22.1.1   such series of Notes has been assigned an Investment Grade Rating by any two Nationally Recognized Statistical Rating Organizations; and

10.22.1.2   no Event of Default or event which, with the giving of notice or the lapse of time, or both, will become and Event of Default shall have occurred and be continuing,

then, beginning on that date and subject to the provisions of the following paragraph, the covenants set forth in Section 10.13, Section 10.14, Section 10.16, Section 10.17 and, Section 10.18 (collectively, the "**Suspended Covenants**") will automatically, without any notice of any kind, be suspended with respect to such series of Notes and the Company and its Subsidiaries shall have no obligation or liability whatsoever with respect to such covenants.

If, during any period in which the Suspended Covenants are suspended with respect to a series of Notes, such series of Notes ceases to have an Investment Grade Rating from at least two Nationally Recognized Statistical Rating Organizations, the Suspended Covenants shall thereafter be reinstated and be applicable pursuant to their terms (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until such series of Notes subsequently attains an Investment Grade Rating by at least two Nationally Recognized Statistical Rating Organizations (in which event the Suspended Covenants will

again be suspended with respect to such series for such time that such series of Notes maintains an Investment Grade Rating by at least two Nationally Recognized Statistical Rating Organizations); *provided*, *however*, that no Default, Event of Default or breach or violation of any kind will be deemed to exist under this Indenture or a series of Notes with respect to the Suspended Covenants (whether during the period when the Suspended Covenants were suspended or thereafter) based on, and neither the Company nor any of its Subsidiaries will bear any liability (whether during the period when the Suspended Covenants were suspended or thereafter) for, any actions taken or events occurring after a series of Notes attain an Investment Grade Rating by at least two Nationally Recognized Statistical Rating Organizations and before any reinstatement of the Suspended Covenants as provided above, or any actions taken at any time (whether during the period when the Suspended Covenants were suspended or thereafter) pursuant to any legal or contractual obligation arising prior to the reinstatement, regardless of whether those actions or events would have been permitted if the applicable Suspended Covenant had remained in effect during such period.

11 Redemption of Notes

11.1 Applicability of Article

Notes of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 3.1 for such Notes) in accordance with this Article.

11.2 Election to Redeem; Notice to Trustee

The election of the Company to redeem any Notes pursuant to Section 11.8 shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 3.1 for such Notes. In case of any redemption at the election of the Company of less than all the Notes of any series (including any such redemption affecting only a single Note), the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Notes of such series to be redeemed and, if applicable, of the tenor and principal amount of the Notes to be redeemed. In the case of any redemption of Notes prior to the expiration of any restriction on such redemption provided in the terms of such Notes or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officers' Certificate evidencing compliance with such restriction.

11.3 Selection by Trustee of Notes to Be Redeemed

If less than all the Notes of any series are to be redeemed (unless all the Notes of such series and of a specified tenor are to be redeemed or unless such redemption affects only a single Note), the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Notes of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Note of such series, *provided* that the unredeemed portion of the principal amount of any Note shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Note. If less than all the Notes of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Note), the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Notes of such series and specified tenor not previously called for redemption in accordance with the preceding sentence.

The Trustee shall promptly notify the Company in writing of the Notes selected for redemption as aforesaid and, in case of any Notes selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

The provisions of the three preceding paragraphs shall not apply with respect to any redemption affecting only a single Note, whether such Note is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Note shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Note.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Notes shall relate, in the case of any Notes redeemed or to be redeemed only in part, to the portion of the principal amount of such Notes which has been or is to be redeemed.

11.4   Notice of Redemption

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Notes to be redeemed, at the address of such Holder appearing in the Note Register, to the Trustee and, if applicable, to the CNV and, while there are holders of Notes domiciled in Argentina, published in a general newspaper having general circulation in Argentina for one day (which is expected to be *La Nación*, *El Cronista Comercial* or *Ámbito Financiero*).

All notices of redemption shall state:

11.4.1   the Redemption Date,

11.4.2   the Redemption Price,

11.4.3   the CUSIP or other identifying number of such Notes to be redeemed,

11.4.4   if less than all of the Outstanding Notes are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Notes to be redeemed,

11.4.5   that, on the Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

11.4.6   the place or places where, and the date by which, each such Note is to be surrendered for payment of the Redemption Price, and

11.4.7   that the redemption is for a sinking fund, if such is the case.

Notice of redemption of Notes to be redeemed at the election of the Company shall be given by the Company or, at the Company's written request made at least 15 days prior to the date for the mailing of such notice (unless a shorter period shall be satisfactory to the Trustee), by the Trustee in the name and at the expense of the Company and shall be irrevocable.

11.5   Deposit of Redemption Price

Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.4) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Notes which are to be redeemed on that date.

11.6   Notes Payable on Redemption Date

Notice of redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Notes shall cease to bear interest. Upon surrender of any such Note for redemption in accordance with said notice, such Note shall be paid by the Company at the Redemption Price, together with accrued interest and Additional Amounts, if any, to the Redemption Date; *provided*, *however*, that, unless otherwise specified as contemplated by Section 3.1, installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant record dates according to their terms and the provisions of Section 3.8.

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Note.

The Company shall surrender to the Trustee for cancellation any and all Notes redeemed by it.

11.7   Notes Redeemed in Part

Any Note which is to be redeemed only in part in accordance with this Indenture or the terms and conditions of such Note shall be surrendered at the office of either the Registrar or Co-Registrar (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in a form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.

11.8   Redemption for Tax Reasons

If as a result of any change in, or amendment to, the laws or regulations of Argentina or of any political subdivision or governmental authority thereof or therein having power to tax or of any organization of which Argentina is or becomes a member or as a result of any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective after the date hereof, the Company becomes obligated to pay any Additional Amounts in respect of the Notes and such obligation cannot be avoided by the Company taking reasonable measures available to it; then the Notes shall be redeemable in whole, but not in part, at the option of the Company, at any time upon not more than 60 nor less than 30 days' irrevocable notice to the Holders given in accordance with the provisions governing the giving of notices set forth in this Indenture, at a redemption price equal to 100% of the Outstanding principal amount thereof together with accrued interest thereon and any Additional Amounts to the Redemption Date. The Company may not give notice of redemption earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such amounts.

In order to effect such a redemption of Notes under this paragraph, the Company shall be required to deliver to the Trustee at least 15 days prior to the date on which notice of redemption is given to Holders, an opinion of independent legal counsel of recognized standing to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of such change or amendment and a certificate signed by an officer of the Company stating that the obligation to pay Additional Amounts cannot be avoided by taking reasonable measures available to the Company.

11.9   Purchase Upon Change in Control

If at any time there shall occur an event or series of events that results in Argentina, directly or indirectly through any one or more controlled entities, owning shares representing more than 50% of the voting power of all shares of the Company (a "**Change of Control Event**"), each Holder of Outstanding Notes shall have the right (the "**Change of Control Event Purchase Right**") to require the Company to purchase (upon written notice to the Company within 25 days following such Holder's receipt of the notice of such Change of Control Event and a Change of Control Event Offer (as defined below) as specified in the following paragraph), and upon the exercise of such Change of Control Event Purchase Right by such Holder the Company shall purchase, all or any portion of such Notes as may be elected by such Holder in accordance with the provisions described below, on a date (the "**Change of Control Event Purchase Date**") that is not later than 60 days after the date of the Change of Control Event, at a purchase price in cash equal to 101% of the Outstanding principal amount of the Notes so purchased, plus accrued and unpaid interest thereon and Additional Amounts, if any, to but excluding the Change of Control Event Purchase Date.

On or before the 30th day after the occurrence of a Change of Control Event, the Company or, at the request of the Company, the Trustee will make a "Change of Control Event Offer" by forwarding to all Holders of record of the Notes then Outstanding a notice providing the following information:

11.9.1.1.1   a summary description of each Holder's Change of Control Event Purchase Right,

11.9.1.1.2   the Change of Control Event Purchase Date, and

11.9.1.1.3   the date by which the Holder must deliver to the Trustee an irrevocable notice of its exercise of the Change of Control Event Purchase Right.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other applicable securities laws or regulations in connection with making a Change of Control Event Offer pursuant to this covenant. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of this Section 11.9, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 11.9 by virtue of its compliance with such securities laws or regulations.

11.10   Purchase of Notes by the Company

Nothing in this Indenture shall limit in any way the Company from purchasing Notes at any time in the open market or on an exchange or by tender or by private agreement at any price. Any Note so purchased by the Company shall not be reissued or resold.

12 Sinking Funds

12.1 Applicability of Article

The provisions of this Article shall be applicable to any sinking fund for the retirement of Notes of any series except as otherwise specified as contemplated by Section 3.1 for such Notes.

The minimum amount of any sinking fund payment provided for by the terms of any Notes is herein referred to as a "**mandatory sinking fund payment**", and any payment in excess of such minimum amount provided for by the terms of such Notes is herein referred to as an "**optional sinking fund payment**". If provided for by the terms of any Notes, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 12.2. Each sinking fund payment shall be applied to the redemption of Notes as provided for by the terms of such Notes.

12.2   Satisfaction of Sinking Fund Payments with Notes

The Company (1) may deliver Outstanding Notes of a series (other than any previously called for redemption) and (2) may apply as a credit Notes of a series which have been redeemed either at the election of the Company pursuant to the terms of such Notes or through the application of permitted optional sinking fund payments pursuant to the terms of such Notes, in each case in satisfaction of all or any part of any sinking fund payment with respect to any Notes of such series required to be made pursuant to the terms of such Notes as and to the extent provided for by the terms of such Notes; *provided*, that the Notes to be so credited have not been previously so credited. The Notes to be so credited shall be received and credited for such purpose by the Trustee at the Redemption Price, as specified in the Notes so to be redeemed, for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

12.3   Redemption of Notes for Sinking Fund

Not less than 60 days prior to each sinking fund payment date for any Notes, the Company will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing sinking fund payment for such Notes pursuant to the terms of such Notes, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Notes pursuant to Section 12.2 and will also deliver to the Trustee any Notes to be so delivered. Not less than 45 days prior to each such sinking fund

payment date, the Trustee shall select the Notes to be redeemed upon such sinking fund payment date in the manner specified in Section 11.3 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 11.4. Such notice having been duly given, the redemption of such Notes shall be made upon the terms and in the manner stated in Sections 11.6 and 11.7.

13 Defeasance and Covenant Defeasance

13.1 Company's Option to Effect Defeasance or Covenant Defeasance

The Company may elect, at its option at any time, to have Section 13.2 or Section 13.3 applied to any Notes or any series of Notes, as the case may be, designated pursuant to Section 3.1 as being defeasible pursuant to such Section 13.2 or Section 13.3, in accordance with any applicable requirements provided pursuant to Section 3.1 and upon compliance with the conditions set forth below in this Article. Any such election shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 3.1 for such Notes.

13.2 Defeasance and Discharge

Upon the Company's exercise of its option (if any) to have this Section applied to any Notes or any series of Notes, as the case may be, the Company shall be deemed to have been discharged from its obligations with respect to such Notes as provided in this Section on and after the date the conditions set forth in Section 13.4 are satisfied (hereinafter called "**Defeasance**"). For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Notes and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such Notes to receive, solely from the trust fund described in Section 13.4 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on such Notes when payments are due, (2) the Company's obligations with respect to such Notes under Sections 3.4, 3.6, 3.7, 10.3 and 10.4, (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (4) this Article. Subject to compliance with this Article, the Company may exercise its option (if any) to have this Section applied to any Notes notwithstanding the prior exercise of its option (if any) to have Section 13.3 applied to such Notes.

13.3 Covenant Defeasance

Upon the Company's exercise of its option (if any) to have this Section applied to any Notes or any series of Notes, as the case may be, (1) the Company shall be released from its obligations under Section 8.1(v), Sections 10.5, 10.6. 10.7, 10.9 through 10.20, inclusive, and any covenants provided pursuant to Section 3.1(18), Section 9.1(2) or Section 9.1(6) for the benefit of the Holders of such Notes and (2) the occurrence of any event specified in Section 5.1(2) (with respect to any of Section 8.1(v), and Sections 10.5, 10.6, 10.7, 10.9 through 10.20, inclusive, and any such covenants provided pursuant to Sections 3.1(18), 9.1(2) or 9.1(6)) and Sections 5.1(3), 5.1(4), 5.1(5) and 5.1(8), inclusive, shall be deemed not to be or result in an Event of Default, in each case with respect to such Notes as provided in this Section on and after the date the conditions set forth in Section 13.4 are satisfied (hereinafter called "**Covenant Defeasance**"). For this purpose, such Covenant Defeasance means that, with respect to such Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 5.1(2)), whether directly or indirectly by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document, but the remainder of this Indenture and such Notes shall be unaffected thereby.

13.4 Conditions to Defeasance or Covenant Defeasance

The following shall be the conditions to the application of Section 13.2 or Section 13.3 to any Notes or any series of Notes, as the case may be:

13.4.1 The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements contemplated by Section 6.9 and agrees to comply with the provisions of this Article applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefits of the Holders of such Notes, (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, in each case sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of and any premium and interest on such Notes on the respective Stated Maturities, in accordance with the terms of this Indenture and such Notes.

13.4.2 In the event of an election to have Section 13.2 apply to any Notes or any series of Notes, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this instrument, there has been a change in the applicable Federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur.

13.4.3 In the event of an election to have Section 13.3 apply to any Notes or any series of Notes, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Notes will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

13.4.4 The Company shall have delivered to the Trustee an Officers' Certificate to the effect that neither such Notes nor any other Notes of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit.

13.4.5 No event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such Notes or any other Notes shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in Section 5.1(6), at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

13.4.6 Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act).

13.4.7 Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound.

13.4.8 Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment

75

Company Act unless such trust shall be registered under such Act or exempt from registration thereunder.

13.4.9 The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with and no violations under instruments or agreements governing any other outstanding Indebtedness of the Company would result therefrom.

13.5 Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions

Subject to the provisions of the last paragraph of Section 10.4, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (solely for purposes of this Section and Section 13.6, the Trustee and any such other trustee are referred to collectively as the "**Trustee**") pursuant to Section 13.4 in respect of any Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 13.4 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Notes.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 13.4 with respect to any Notes which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Notes.

13.6 Reinstatement

If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article with respect to any Notes by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application or otherwise, then the obligations under this Indenture and such Notes from which the Company has been discharged or released pursuant to Section 13.2 or 13.3 shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to such Notes, until such time as the Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 13.5 with respect to such Notes in accordance with this Article; *provided*, *however*, that if the Company makes any payment of principal of or any premium or interest on any such Note following such reinstatement of its obligations, the Company shall be subrogated to the rights (if any) of the Holders of such Notes to receive such payment from the money so held in trust.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture and signature pages for all purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

TRANSPORTADORA DE GAS DEL SUR S.A., AS ISSUER

By: ……………………………………..
             Name:
             Title:

By: ……………………………………..
             Name:
             Title:

[*Signature Page to Indenture*]

LAW DEBENTURE TRUST COMPANY OF NEW YORK, AS TRUSTEE, CO-REGISTRAR, PRINCIPAL PAYING AGENT AND TRANSFER AGENT

By: ……………………………………..
                    Name:
                    Title:

BANCO SANTANDER RÍO S.A., AS REGISTRAR, PAYING AGENT AND TRANSFER AGENT

By: …………………………………..
              Name:
              Title:

By: …………………………………..
              Name:
              Title:

[*Signature Page to Indenture*]

1.   Loan by the Company to Pampa Energía S.A. in the amount of US$26 million (entered into on October 6, 2011).

<u>Trustee</u>
<u>Amount of Compensation</u>

Law Debenture Trust Company of New York $45,000[2]

---

[2] Based on $7,500 annually. This amount does not include out-of-pocket expenses.

ANNEX A - Form of
Regulation S Certificate

REGULATION S CERTIFICATE

(For transfers pursuant to §3.6(b)(i), (iii) and (v) of the Indenture)

Law Debenture Trust Company of New York, as Trustee
400 Madison Avenue, 4th Floor
New York, New York 10017

Re: [ ] Notes Due [ ] of Transportadora de Gas del Sur S.A. (the "Notes")

Reference is made to the Indenture, dated as of [•], 2014 (the "**Indenture**"), among Transportadora de Gas del Sur S.A., as Issuer (the "**Company**"), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent. Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

This certificate relates to US$**[ ]** principal amount of Notes, which are evidenced by the following certificate(s) (the "**Specified Notes**"):

CUSIP No(s). **[ ]**

CERTIFICATE No(s). **[ ]**

The person in whose name this certificate is executed below (the "**Undersigned**") hereby certifies that either (i) it is the sole beneficial owner of the Specified Notes or (ii) it is acting on behalf of all the beneficial owners of the Specified Notes and is duly authorized by them to do so. Such beneficial owner or owners are referred to herein collectively as the "**Owner**". If the Specified Notes are represented by a Global Note, they are held through the Depositary or an Agent Member in the name of the Undersigned, as or on behalf of the Owner. If the Specified Notes are not represented by a Global Note, they are registered in the name of the Undersigned, as or on behalf of the Owner.

The Owner has requested that the Specified Notes be transferred to a person (the "**Transferee**") who will take delivery in the form of a Regulation S Note or in the form of an interest in a Regulation S Global Note. In connection with such transfer, the Owner hereby certifies that, unless such transfer is being effected pursuant to an effective registration statement under the Securities Act, it is being effected in accordance with Rule 904 or Rule 144 under the Securities Act and with all applicable securities laws of the states of the United States and other jurisdictions. Accordingly, the Owner hereby further certifies as follows:

(1) Rule 904 Transfers. If the transfer is being effected in accordance with Rule 904:

(A) the Owner is not a distributor of the Notes, an Affiliate of the Company or any such distributor or a person acting on behalf of any of the foregoing;

(B) the offer of the Specified Notes was not made to a person in the United States;

(C) either:

(i) at the time the buy order was originated, the Transferee was outside the United States or the Owner and any person acting on its behalf reasonably believed that the Transferee was outside the United States, or

(ii)   the transaction is being executed in, on or through the facilities of the Eurobond market, as regulated by the International Securities Market Association, or another designated offshore securities market and neither the Owner nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;

(D)   no directed selling efforts have been made in the United States by or on behalf of the Owner or any Affiliate thereof;

(E)   if the Owner is a dealer in securities or has received a selling concession, fee or other remuneration in respect of the Specified Notes, and the transfer is to occur during the Distribution Compliance Period, then the requirements of Rule 904(b)(1) have been satisfied;

(F)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(G)   in the case of a transfer to a Regulation S Global Note occurring during the Distribution Compliance Period, upon completion of the transaction, the beneficial interest being transferred will be held through an Agent Member acting for and on behalf of Euroclear or Clearstream, Luxembourg.

(2)   Rule 144 Transfers. If the transfer is being effected pursuant to Rule 144:

(A)   the transfer is occurring after [*insert date that is one year after the original issue date of the Notes*] and is being effected in accordance with the applicable amount, manner of sale and notice requirements of Rule 144; or

(B)   the transfer is occurring after [*insert date that is two years after the original issue date of the Notes*] and the Owner is not, and during the preceding three months has not been, an Affiliate of the Company.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and the underwriters or initial purchasers, if any, of the initial offering of such Notes being transferred.

Dated:_____

(Print the name of the Undersigned, as such term is defined in the second paragraph of this certificate.)

[   ]

By: _____
    Name:
    Title:

(If the Undersigned is a corporation, partnership or fiduciary, the title of the person signing on behalf of the Undersigned must be stated.)

ANNEX B - Form of Restricted
Notes Certificate

RESTRICTED NOTES CERTIFICATE

**(For transfers pursuant to §3.6(b)(ii), (iii), (iv) and (v)
of the Indenture)**

Law Debenture Trust Company of New York, as Trustee
400 Madison Avenue, 4th Floor
New York, New York 10017

Re: [ ] Notes Due [ ] of Transportadora de Gas del Sur S.A. (the "Notes")

Reference is made to the Indenture, dated as of [•], 2014 (the "**Indenture**"), among Transportadora de Gas del Sur S.A., as Issuer (the "**Company**"), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent. Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

This certificate relates to US$**[ ]** principal amount of Notes, which are evidenced by the following certificate(s) (the "**Specified Notes**"):

CUSIP No(s). **[ ]**

CERTIFICATE No(s). **[ ]**

The person in whose name this certificate is executed below (the "**Undersigned**") hereby certifies that either (i) it is the sole beneficial owner of the Specified Notes or (ii) it is acting on behalf of all the beneficial owners of the Specified Notes and is duly authorized by them to do so. Such beneficial owner or owners are referred to herein collectively as the "**Owner**". If the Specified Notes are represented by a Global Note, they are held through the Depositary or an Agent Member in the name of the Undersigned, as or on behalf of the Owner. If the Specified Notes are not represented by a Global Note, they are registered in the name of the Undersigned, as or on behalf of the Owner.

The Owner has requested that the Specified Notes be transferred to a person (the "**Transferee**") who will take delivery in the form of a Restricted Note or in the form of an interest in a Restricted Global Note. In connection with such transfer, the Owner hereby certifies that, unless such transfer is being effected pursuant to an effective registration statement under the Securities Act, it is being effected in accordance with Rule 144A or Rule 144 under the Securities Act and all applicable securities laws of the states of the United States and other jurisdictions. Accordingly, the Owner hereby further certifies as follows:

(1) Rule 144A Transfers. If the transfer is being effected in accordance with Rule 144A:

(A) the Specified Notes are being transferred to a person that the Owner and any person acting on its behalf reasonably believe is a "qualified institutional buyer" within the meaning of Rule 144A, acquiring for its own account or for the account of a qualified institutional buyer; and

(B) the Owner and any person acting on its behalf have taken reasonable steps to ensure that the Transferee is aware that the Owner may be relying on Rule 144A in connection with the transfer.

(2) Rule 144 Transfers. If the transfer is being effected pursuant to Rule 144:

(A) the transfer is occurring after [*insert date that is one year after the original issue date of the Notes*] and is being effected in accordance with the applicable amount, manner of sale and notice requirements of Rule 144; or

(B)   the transfer is occurring after [*insert date that is two years after the original issue date of the Notes*] and the Owner is not, and during the preceding three months has not been, an Affiliate of the Company.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and the underwriters or initial purchasers, if any, of the initial offering of such Notes being transferred.

Dated:

(Print the name of the Undersigned, as such term is defined in the second paragraph of this certificate.)

By:_____
    Name:
    Title:

(If the Undersigned is a corporation, partnership or fiduciary, the title of the person signing on behalf of the Undersigned must be stated.)

ANNEX C - Form of Unrestricted
Notes Certificate

UNRESTRICTED NOTES CERTIFICATE

(For removal of Securities Act Legends pursuant to §3.6(c))

Law Debenture Trust Company of New York, as Trustee
400 Madison Avenue, 4th Floor
New York, New York 10017

Re: [ ] Notes Due [ ] of Transportadora de Gas del Sur S.A. (the "Notes")

Reference is made to the Indenture, dated as of [•], 2014 (the "**Indenture**"), among Transportadora de Gas del Sur S.A., as Issuer (the "**Company**"), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent. Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

This certificate relates to US$**[ ]** principal amount of Notes, which are evidenced by the following certificate(s) (the "**Specified Notes**"):

CUSIP No(s). **[ ]**

CERTIFICATE No(s). **[ ]**

The person in whose name this certificate is executed below (the "**Undersigned**") hereby certifies that either (i) it is the sole beneficial owner of the Specified Notes or (ii) it is acting on behalf of all the beneficial owners of the Specified Notes and is duly authorized by them to do so. Such beneficial owner or owners are referred to herein collectively as the "**Owner**". If the Specified Notes are represented by a Global Note, they are held through the Depositary or an Agent Member in the name of the Undersigned, as or on behalf of the Owner. If the Specified Notes are not represented by a Global Note, they are registered in the name of the Undersigned, as or on behalf of the Owner.

The Owner has requested that the Specified Notes be exchanged for Notes bearing no Securities Act Legend pursuant to Section 3.6(c) of the Indenture. In connection with such exchange, the Owner hereby certifies that the exchange is occurring after [*insert date that is two years after the original issue date of the Notes*] and the Owner is not, and during the preceding three months has not been, an Affiliate of the Company. The Owner also acknowledges that any future transfers of the Specified Notes must comply with all applicable securities laws of the states of the United States and other jurisdictions.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and the underwriters or initial purchasers, if any, of the initial offering of such Notes being transferred.

Dated:

      (Print the name of the Undersigned, as such term is defined in the second paragraph of this certificate.)

[   ]
By:_____
   Name:
   Title:

(If the Undersigned is a corporation, partnership or fiduciary, the title of the person signing on behalf of the Undersigned must be stated.)

EXHIBIT 2.5

Officers' Certificate establishing the terms of TGS' 9.625% Notes Due 2020

TRANSPORTADORA DE GAS DEL SUR S.A.

Officers' Certificate

The undersigned officers of Transportadora de Gas del Sur S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "**Company**"), hereby certify pursuant to Section 3.1 of the Indenture (the "**Indenture**"), dated as of February 11, 2014, by and among the Company, Law Debenture Trust Company of New York, as trustee (the "**Trustee**"), co-registrar, principal paying agent (the "**Principal Paying Agent**") and transfer agent, and Banco Santander Rio S.A., as registrar, paying agent and transfer agent, that there is hereby established a single series of Notes (as that term is defined in the Indenture), the terms of which shall be as follows and as further set forth in the attached form of Note:
9.625% Notes Due 2020

Title. The designation of the first series of Notes shall be the 9.625% Notes Due 2020 (the "**Notes**").

Principal Amount. The aggregate principal amount of the Notes shall be US$255,451,506.

Persons Entitled to Interest. Subject to the provisions of Section 3.8 of the Indenture, interest will be payable to the Person in whose name a Note (or any Note) is registered at the close of business on the Regular Record Date (as defined below) for such interest.

Amortization Schedule. Subject to and in accordance with the provisions of the Indenture and subject to paragraphs 9 and 11 below, the Company shall repay, on each payment date listed in the table below (each, a "**Principal Payment Date**"), and with respect to each $1,000 in aggregate principal amount of the Notes, the aggregate principal amount of the Notes (each, a "**Principal Payment Amount**") set forth opposite each such Principal Payment Date, until the principal amount of the Notes has been paid or duly provided for:

	Principal Payment Date	**Principal Payment Amount**
1.	May 14, 2014	US$250.00
2.	May 14, 2018	US$250.00
3.	May 14, 2019	US$250.00
4.	May 14, 2020	US$250.00
	TOTAL	**US$1,000.00**

The "**Regular Record Date**" for principal payable with respect to the Notes on a Principal Payment Date shall be the April 29 (whether or not such date is a Business Day), as the case may be, next preceding such Principal Payment Date. The Trustee, as Principal Paying Agent, shall revise the foregoing amortization schedule upon receipt of written notification from the Company of the defeasance of the Notes pursuant to paragraph 11 hereto and Section 13.2 of the Indenture.

Interest Rates and Interest Payment Dates. The Notes shall bear interest at the rate of 9.625% per annum (the "**Interest Rate**"). The Notes will bear interest on the outstanding unpaid principal amount of the Notes at the Interest Rate from the date hereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually in arrears on May 14 and November 14 of each year (each, an "**Interest Payment Date**"), commencing May 14, 2014, until the principal amount of the Notes has been paid or duly provided for. The "**Regular Record Date**" for interest payable with respect to the Notes on an Interest Payment Date shall be the April 29 and

October 30 (whether or not such date is a Business Day), as the case may be, next preceding such Interest Payment Date.

Default Interest. The Notes shall bear interest on the amount of principal, premium or interest (including Additional Amounts, if any), as the case may be, that is overdue with respect to the Notes from and including the date on which such amount first becomes overdue at a rate per annum equal to the *sum* of (i) the Interest Rate, *plus* (ii) 2.0% ("**Default Interest**"); *provided, however*, that Default Interest shall not be payable if the overdue amount became due during the existence of any of the circumstances described in Section 5.1(1) of the Indenture; *provided, further,* that such Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the relevant cure period specified in Section 5.1(1) of the Indenture. Such Default Interest on overdue amounts with respect to the Notes shall be payable by the Company on demand and will accrue until the date any such overdue amount, including Default Interest thereon, is paid in full.

Place of Payment. The principal of, and any premium and interest on, the Notes shall be payable at the offices or agencies of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, United States and in Buenos Aires, Argentina.

Optional Redemption Price. (a) Subject to and in accordance with the provisions of Sections 11.8 of the Indenture, the Notes may be redeemed by the Company in whole, but not in part, at the Company's option at any time at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest (including any Additional Amounts) on the principal amount of the Notes to be redeemed, if any, and any other amounts due to the Redemption Date.

(b) Subject to and in accordance with the provisions of Section 3.1 and Article 11 of the Indenture, the Notes may be redeemed by the Company in whole, but not in part, at the Company's option at any time on or after May 14, 2018 at a Redemption Price equal to the Outstanding principal amount of the Notes multiplied by the applicable percentage set forth in the table below, together with accrued and unpaid interest on the Outstanding principal amount of the Notes, if any, and any Additional Amounts due to the Redemption Date.

Period Beginning	Applicable Percentage
May 14, 2018	104.813%
May 14, 2019	102.406%

Purchase Upon Change of Control. Each Holder of Notes will be entitled to require the Company to purchase all or a portion of such Holder's Notes upon the occurrence of a Change of Control Event as provided in, and in accordance with, Section 11.9 of the Indenture.

Sinking Fund. The Company shall not be obligated to redeem or purchase the Notes pursuant to any sinking fund or analogous provisions.

Defeasance. The Notes shall be defeasible as provided in, and in accordance with, Sections 13.2 and 13.3 of the Indenture.

Form of Notes. The Notes may be issued in whole or in part in the form of one or more Global Notes (and may be exchanged for certificated Notes only as described in the Indenture). The initial Depositary for any such Global Notes shall be The Depository Trust Company. The form of the Regulation S Global Note for the Notes is attached hereto as Exhibit A-1, the form of the Restricted Global Note for the Notes is attached hereto as Exhibit A-2.

Securities Act Legends. Section 3.6(c)(iv) of the Indenture shall not apply to the Notes.

Definitions. Unless the context shall otherwise require, or unless otherwise defined herein or in Annex A hereto, capitalized terms used herein shall have the respective meanings specified in the Indenture.

IN WITNESS WHEREOF, the undersigned have signed this certificate.

Dated: February 11, 2014


TRANSPORTADORA DE GAS DEL SUR S.A

By: _____
                      Name:
                      Title:

By: _____
                      Name:
                      Title:


EXHIBIT 4.3

Natural gasoline supply agreement between TGS and Petroleo Brasileiro, dated December 30, 2013

Río de Janeiro,December 30th, 2013

This contract (hereinafter the "Contract") is entered into by and between:

PETROLEO BRASILEIRO S.A. - PETROBRAS, a corporation duly organized and existing under the laws of Brazil**,** having its registered office located at Av. Henrique Valadares 28 – Centro – Rio de Janeiro, Brazil (hereinafter referred to as **"Buyer"**), and

TRANSPORTADORA DE GAS DEL SUR S.A., a Sociedad Anónima duly organized and existing under the laws of Argentina, having its registeredoffice located at Don Bosco 3672, 5th floor, Buenos Aires, Argentina, (hereinafter referred to as **"Seller"** and together with Buyer referred as to the "Parties" and separately each of them a "Party"), and shall be governed by the following terms and conditions:

ARTICLE 1: PARTIES

SELLER

TRANSPORTADORA DE GAS DEL SUR S.A.
Don Bosco 3672 – 5th floor –Buenos Aires – Argentina

BUYER

PETROLEO BRASILEIRO S.A. – PETROBRAS
Av. Henrique Valadares 28 – Centro – Rio de Janeiro, Brazil
CEP 20231-030

ARTICLE 2: PERIOD

From December 30th 2013 to November 30th 2014

ARTICLE 3: PRODUCT

Natural Gasoline (the "Product") tariff position according to NCM (Mercosur Common Nomenclature): 2710.12.49

ARTICLE 4: QUALITY

Quality of the Product shall be as following specification:

DESCRIPTION	METHOD	VALUE
Density (15°C)	ASTM-1298-1990	0.645 – 0.700
Initial Boiling Point-IBP-(°C)	ASTM-D-86-1993	Min 30
Final Boiling Point-FBP-(°C)	ASTM-D-86-1993	Max 130
Sulfur (PPM)	ASTM-D-5453-2003 or ASTM-D-4294 or D-1266	Max 500
Paraffins (% wt)	ASTM-D-6730-2001	Min 60
Iso-Paraffins (% wt)	ASTM-D-6730-2001	Report
Olefins (% wt)	ASTM-D-6730-2001	Max 1.0

Lead (PPB)	IP 224-1996	Max 50
Reid Vapor Pressure-RVP-(PSI)	ASTM-323-1999a	Max 14.5
Benzene (% Liq Vol)	ASTM-D-6730-2001 or ASTM D-3606	Max 1.5
Copper Corrosion	ASTM-D-130-1994	Max 1
Methyl tert-butyl ether-MTBE (PPM)	ASTM-D-6730-2001	Max 50
Methanol (PPM)	ASTM-D-6730-2001	Max 10
Ethanol (PPM)	ASTM-D-6730-2001	Max 100

ARTICLE 5: QUANTITY

Approximately 95,000 mt. (ninety five thousand metric tons) Natural Gasoline, intended to be delivered as of 9,000 mt. (nine thousand metric tons) per month.

Any additional availability of Natural Gasoline that Seller may have for export ex-Bahia Blanca by ship during the period above mentioned in Article 2, exceeding the contractual quantities for approximately 25%, may be offered by Seller and Buyer should buy this offered quantity under the terms and conditions of this Contract (the "Additional Supply).

The quantities shall be measured in vacuum.

ARTICLE 6:DELIVERY

The Product shall be given and taken FOB Posta N° 2; Puerto Galván; Bahía Blanca; Argentina ("Loading Port"). Posta N° 1 Puerto Galván Bahía Blanca; Argentina may be used as an alternative pier.

ARTICLE 7: PRICE

The price (the "Price") FOB Loading Portof the Product purchased and sold under this Contract shall be calculated as follows:

NGP = [NGCIF/ARA ± DP]

Where:

NGP: Is the price, in U.S. Dollars, of each Metric ton of Natural Gasoline purchased and sold under this Contract.

NGCIF/ARA: Is the arithmetic average of 3 daily valid quotations of the Naphtha CIF/ARA as published by Platt's Petrochemical Alert two (2) days before, one (1) day before and the date of Bill of Lading (B/L - 2; B/L-1; B/L).

Valid quotations are those effective on the Days which Platt' s Petrochemical Alert publishes them ("Natural Gasoline Quotations").

All calculations shall be made with a maximum two (2) decimals.

If the Bill of Lading date falls on a Day where there is no published Quotations, then the three (3) previous Natural Gasoline Quotations immediately preceding the Bill of Lading date shall apply.

DP:-15 USD/MT (MINUS FIFTEEN U.S. DOLLARS PER MT)

ARTICLE 8: NOMINATION

Before the 11th Day of each month Seller shall inform the two (2) next loading deadlines and the Natural Gasoline maximum volumes to be loaded by Buyer in order to avoid any loss of production due to storage saturation and the stoppage of Seller's plant located at General Cerri.

Before the 20th Day of the previous month, Buyer shall send the loading program (the "Proposed Program"), including (i) the Product, (ii) the cargo size and vessel's name, (iii) Country of discharge and (iv) a three (3) Day range for each lifting (the "3 Day-Range"), , which includes a minimum quantity of Product to be lifted by Buyer as indicated by Seller according to the preceding paragraph.

Seller shall (i) confirm its acceptance of the Proposed Program within the next following three (3) Days (the "Final Program") or (ii) submit alternative ranges to Buyer (the "Amended Program").

The Final Program shall be binding for the Parties.

In the event that an agreed Final Program cannot be reached by the 25th Day of the previous month, the Amended Program will be binding for the Parties.

Notwithstanding any other provisions contained herein, the Parties shall mutually agree acceptable changes to loading ranges ("laycan") in order to reach, whenever possible, the optimum loading program for the Parties.

If Buyer fails to send the loading program, in accordance with this article, then and without prejudice to any other rights Seller may have, Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting of storage (whether offshore or onshore), loss of profits as a result of sails at lower prices for Natural Gasoline. Notwithstanding that, Seller shall be entitled, at its sole discretion, to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer.

ARTICLE 9: INVOICING and PAYMENT

All payments shall be made in U.S. dollar by electronic transfer within twenty (20) Days after B/L date (B/L date excluded) ("Payment Date") to Seller's appointed bank account against presentation of following documents:

a) Signed original commercial invoice
b) 3/3 original Bills of Lading issued or endorsed to the order of Buyer.
c) Certificate of origin.
d) Certificates of quality and quantity in vacuum issued by the Inspector at Loading Port.

Seller will make its best efforts to present documents from "a)" to "c)" to Buyer by air courier within ten (10) working Days after B/L date.

If any documents from b) to d) are not available on the due date, Buyer agrees to pay Seller upon presentation of signed original commercial invoice and Seller Letter of Indemnity according to the model of Letter of Indemnity in Annex II.

If the cargo destination is a Mercosur country, Seller must submit to Argentine Authorities all necessary documents for the issuance of the certificate of origin in Mercosur format, within 8 (eight) Days from B/L date. Should Seller lack the required documents to complete the issuing documents as per item c), Seller must reserve a number with the Argentine Authorities within 10 (ten) Argentinean working Days from B/L date and deliver the documents in due time so that the Argentine Authorities are able to issue such certificate according to Mercosur regulation provided that procedure to calculate the Price are available within such deadline.

Upon completion of the above mentioned, Seller shall not be liable if Argentine authorities should fail to issue the certificate of origin in compliance with Mercosur regulations.

If Payment Date falls on Saturday or bank holiday other than a Monday, payment shall be made on the immediately preceding business Day. If Payment Date falls on a Sunday or a Monday bank holiday, then payment shall be made on the immediately following business Day.

If an invoice is not paid when due, it shall accrue interest from that date until payment in full at a rate per annum equivalent to LIBOR (London Interstate Bank Offered Rate) for six (6) month deposits plus three (3) per cent per annum published by Bloomberg (Ticker US0006M) on the Bill of Lading date, and such interest shall be payable on demand. All interest shall be calculated on the basis of 360 Days and actual Days elapsed.

If due to the issuance of any new Argentinean exchange market regulations, Seller was bound to request Buyer to make the Payment before Payment Date, then Buyer should pay on the date requested by Seller and CBP and CPP (under the provisions of Article 8) should be multiplied by $[1-0.00025*PP]$, where PP stands for the number of Days that go by between the new date requested and Payment Date. This request from Seller should be done before B/L date.

ARTICLE 10: INSPECTION

An inspector shall be appointed by Buyer who must be acceptable to Seller (the "Inspector") will witness the quantity and quality of the cargo. Buyer shall inform Inspector the terms and conditions of this Contract, and Buyer shall also require Inspector his acceptance about the obligations established in this Contract. In case of dispute between Seller and Inspector will be settle according to Article 19. All costs of inspection shall be supported by Buyer.

The Inspector shall comply and abide by the laws, rules, and regulations in force at Terminal, Loading Port, and the Port Regulations including but not limited to customs, operations, health, safety, the environment care and specially comply with Seller procedures.

ARTICLE 11: LAYTIME AND DEMURRAGE

As per Annex I, Clause 5° .

ARTICLE 12: FORCE MAJEURE

12.1 Neither party shall be liable to the other in any manner whatsoever for any failure or delay in performing its obligations under this contract due to FORCE MAJEURE, which expression for the purposes of this contract means any cause beyond the control of the foregoing, shall include among others, Acts of God, fires, accidents, strikes or other labor disturbances, pickets, war, declared or undeclared embargoes, perils of the sea, a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by any governmental entity (including allocations, priorities, requisitions, quotas and price controls), acts of civil or military authorities, disruption of Seller's supplies or any other causes beyond the control of the party unable to perform whether or not similar to the causes herein specified.

12.2 The party claiming FORCE MAJEURE shall promptly notify in writing the other party hereto indicating the nature of such cause and, to the extent possible, inform the other party of the expected duration of the FORCE MAJEURE event.

12.3 If the event of FORCE MAJEURE should continue for a period greater than 60 (sixty) days, then and in such event, either of the parties shall have the right to terminate this Contract and neither party shall thereafter have any rights against the other.

12.4 Upon cessation of the event of FORCE MAJEURE, the party declaring FORCE MAJEURE shall notify the other party of the termination of the FORCE MAJEURE. Performance shall be resumed, but the excuse from performinf due to an event of FORCE MAJEURE shall not operate to extend the term of this Contract nor obligate either party to make up deliveries or receipts, as the case may be.

12.5 Notwithstanding the provisions of this article, Buyer shall not be relieved of any obligation to make payments for all product delibered hereunder.

ARTICLE 13: INSURANCE

For Buyer's account as per FOB Incoterms 2010 deliveries.

ARTICLE 14: DOCUMENTARY INSTRUCTIONS

Buyer shall inform Seller full documentary instructions for each cargo in due time.

ARTICLE 15: TITLE AND RISK

TITLE, RISK AND RESPONSIBILITY FOR THE NATURAL GASOLINE SOLD UNDER THIS CONTRACT SHALL PASS FROM SELLER TO BUYER AT THE DELIVERY POINT, AS THIS TERM IS DEFINED IN ANNEX I, WHEN SAID NATURAL GASOLINE PASSES THE FLANGE CONNECTING THE SHORE FACILITIES WITH THE VESSEL'S MANIFOLDS. SELLER GUARANTEES THAT ANY QUANTITY OF NATURAL GASOLINE DELIVERED AND SOLD UNDER THIS CONTRACT SHALL BE FREE AND CLEAR OF ANY LIEN OR ENCUMBRANCE ON THE MATERIAL TITLE OF THE PRODUCT.

FROM THE DELIVERY POINT ONWARDS, BUYER SHALL BE SOLELY LIABLE AND RESPONSIBLE FOR THE NATURAL GASOLINE DELIVERED AND SHALL ASSUME ALL RISKS, CHARGES AND EXPENSES OF THE NATURAL GASOLINE, INCLUDING ANY LOST OR CLAIM OF THE TRANSPORTED NATURAL GASOLINE.

ARTICLE 16: INDEMNITY

Buyer shall indemnify and hold Seller harmless against any loss, damage or liability: (i) caused by any negligence, omission, or any other act of Buyer or its agents, including the Inspector, or by the officers or crew of the carrying vessel (whether owned, operated, or chattered by Buyer or its affiliates) or (ii) arising from or in connection with the berthing/unberthing of the carrying vessel, or the loading downstream of the Delivery Point, receipt, or transport of the Product sold pursuant to this Contract.

Seller shall indemnify and hold Buyer harmless against any loss, damage or liability caused by any negligence, omission, or any other act of Seller or its agents or representatives, arising from or in connection with the loading upstream of the Delivery Point of the Product sold pursuant to this Contract.

In no event shall either Party to this Contract be liable to the other Party for any consequential, punitive, incidental or indirect damages of any kind or nature whatsoever.

ARTICLE 17:CLAIMS

Claims, if any, must be filed within 60 (sixty) days after the date of the Bill of Lading. Beyond that period, the Parties shall have no right of claim.

ARTICLE 18: LAW AND JURISDICTION

The validity and interpretation of this Contract shall be governed by Argentine Law. Any dispute arising from or related to this Contract, its validity, performance, termination, and/or any damage compensations due thereby shall be finally and conclusively settled by arbitration.

The arbitration language shall be Spanish, the venue of the arbitration shall be Ciudad Autónoma de Buenos Aires, Argentina, and the arbitration procedures shall be conducted in accordance with the International Chamber of Commerce Rules of Conciliation and Arbitration then in force.

Each Party shall appoint one arbitrator and the two appointed arbitrators shall appoint a third one to act as chairman of the arbitration panel. In case of no agreement, the third arbitrator shall be appointed by the International Chamber of Commerce.

The Parties are bound to do their utmost to find an amicable solution before resorting to the arbitration procedure above mentioned.

ARTICLE 19: GENERAL TERMS AND CONDITIONS

Terms and Conditions, except specifically mentioned above, shall be in accordance with Incoterms 2010

with the latest amendments for FOB deliveries.

ARTICLE 20: NOTICES

(A)   FOR ALL LEGAL EFFECTS STEMMING FROM THIS CONTRACT, THE PARTIES ESTABLISH THEIR RESPECTIVE DOMICILES IN THE PLACES MENTIONED BELOW. COMMUNICATIONS SUBMITTED BY FAX OR E-MAIL, WITH CONFIRMED RECEPTION, AS LONG AS THEY INCLUDE A LETTER DULY SIGNED BY AN A ATTORNEY IN FACT, SHALL BE CONSIDERED RELIABLE NOTIFICATIONS.

(B)   THE ADDRESSES OF THE PARTIES FOR PURPOSES OF THIS CONTRACT ARE THE ADDRESSES INDICATED BELOW:

SELLER

TRANSPORTADORA DE GAS DEL SUR S.A.
DON BOSCO 3672, 5 PISO, CIUDAD AUTÓNOMA DE BUENOS AIRES – REPÚBLICA ARGENTINA.
ATT.: MR. XXXXXXXXX
E-MAIL: XXXXXXXXXX
PHONE NUMBER: XXXXXXXXXX
FAX NUMBER: XXXXXXXXXXX

BUYER

Av. Henrique Valadares 28 – Centro – Rio de Janeiro, Brazil
Rio de Janeiro - CEP 20231-030

(C)   FOR ALL PURPOSES HEREOF, COMMUNICATIONS TO TERMINAL [3]SHALL BE SENT TO:
JOSÉ LUIS GAZZONI
EMAIL ADDRESS: JOSE_GAZZONI@TGS.COM.AR
PHONE NUMBER: 54 291 4570214 EXT 225
FAX NUMBER: 54 291 4570214 EXT 222

ARTICLE 21: ASSIGNMENT

No party may assign or transfer this Contract, in whole or in part, except if to an Affiliate, without the previous written consent of other Party, which consent shall not be unreasonably withheld or delayed.

For the purpose of this Contract, "Affiliate" means any company or legal entity which (a) controls either directly or indirectly a Party hereto, or (b) is controlled directly or indirectly by such Party, or (c) is directly or indirectly controlled by a company or entity which directly or indirectly controls such Party. "Control for purposes of the previous sentence means the ability to direct the management and policies of a company or legal entity whether through ownership of securities, by contract or otherwise.

ARTICLE 22: MISCELANNEUS

The Parties agree that **Annex I, Annex II, Annex III and Annex IV** are made an integral part hereof.

TRANSPORTADORA DE GAS DEL SUR S.A.
DELIVERY AND LOADING PROTOCOL
Applicable to F.O.B. NATURAL GASOLINESALES

Puerto Galván – Bahía Blanca - Argentina

1. DEFINITIONS

For the purpose of this Contract, the following terms have the following meanings (as hereinafter defined), unless the context otherwise requires,

"Additional Supply": This term is defined in Article 5 – Quantity - of the Contract

"Amended Program": This term is defined in Article 8 – Nomination - of the Contract

"Contract" means these "Natural Gasoline Sale and Purchase Contract" jointly with any other document incorporated or "herein" or "hereunder" referred to in the Contract , including Annex I, Annex II, Annex III and Annex IV.

"Business Day" means any day that is not Saturday, Sunday or public holyday in Argentina, [SBLC applicable Law Country] and [Country of the Buyer].
-
"Buyer" means PETROLEO BRASILEIRO S.A..

"Day" means a period of 24 (twenty-four) hours starting from 00.00 hours midnight and ending 24 (twenty-four) hours later. All the Days referred to are calendar days.

"Delivery Point" means the hose flange connecting the entry valve of Terminal with the vessel's manifold.

"ETA" means Estimated Time of Arrival.

Final Program: This term is defined in Article 8 – Nomination - of the Contract

3 Day-Range: This term is defined in Article 8 – Nomination - of the Contract

"FORCE MAJEURE" means the effective occurrence of any act or event that is unforeseeable, insurmountable and outside of the control of the Party that invokes it, as defined in Article 13 of the Contract.

"Loading Port" means Posta Nª 2 - Puerto Galván; Bahía Blanca; República Argentina.

"Mercosur": Southern Common Market - an union between Argentine Republic, Federative Republic of Brazil, Republic of Paraguay, Oriental Republic of Uruguay and Bolivarian Republic of Venezuela.

"Mercosur Regulation": a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by Mercosur Authority.

"mt" means metric tons a quantity equivalent to one thousand (1.000) kilograms.

"Month" means a calendar month.

"Natural Gasoline" means the Natural Gasoline according to the attached specifications.

"NOR" means Notice of Readiness

"Party or Parties" shall mean Buyer or Seller or both.

"Payment Date": This term is defined in Article 9 – Invoicing and Payment – of the Contract.

"Port Regulations" shall mean the regulations issued by Consorcio de Gestión del Puerto de Bahía Blanca and Prefectura Naval Argentina, from time to time. In the event of any conflict between this Annex I and the Port Regulations, the latter shall prevail.

"Price": means the price of the Product.

"Product": Natural Gasoline

"Proposed Program": This term is defined in Article 8 – Nomination - of the Contract

"CGPBB": Consorcio de Gestión del Puerto de Bahía Blanca.

"PNA": Prefectura Naval Argentina.

"Seller ": means Transportadora de Gas del Sur S.A.

"Terminal" means the reception, loading and storage at Seller's installations and facilities at Loading Port.

USD: U. S. Dollars

2. DELIVERY

2.1 The Natural Gasoline under this Contract shall be delivered to Buyer in bulk Free On Board nominated vessels provided by Buyer at the loading Terminal.

2.2 Vessel shall comply with current Port Regulations and must be acceptable to Seller through its Department of Vetting. Notwithstanding the criteria to accept or refuse the vessel is discretionary to Seller. The acceptance of the vessel will not release Buyer from his obligations described hereinafter.

2.3 Vessel shall also comply and abide by the laws, rules, and regulations in force at Terminal and port area, including but not limited to customs, operations, health, safety and the environment care.

2.4 Buyer shall ensure that the relevant provisions of the Contract, this Operational Protocol, the Port Regulations and any other appropriate written procedures issued by Terminal or by the Port authorities are made known to vessel owners, charterers and Masters of the vessels lifting Natural Gasoline at Terminal.

2.5 In the event that Buyer's nominated vessel is found by Terminal, following safety and tank inspection, to be unready or unfit for loading, or in the event of Buyer's nominated vessel does not comply with all applicable laws, rules and regulations, or any of them, in force at Terminal or Port, then Terminal may refuse to berth or load said vessel until the required conditions are met.

2.6 Seller shall not be liable for the consequences of rejection of the vessel hereunder.

2.7 Vessel shall not discharge any liquid in Terminal and Port area, except as expressly permitted and approved by Terminal and/or CGPBB and/or PNA.

2.8 Any loss or damage to Natural Gasoline or to any property or person at Terminal and Port caused by vessel's fault shall be borne by Buyer.

2.9   Any loss or damage incurred by Seller (including any loss or damage incurred due to resulting delay in berthing other vessels waiting to load) as result of any failure by vessel to comply in due time with any of the provisions of the Contract shall be reimbursed by Buyer to Terminal and/or CGPBB.

2.10   All vessels nominated by Buyer shall be enrolled in ITOPF (International Tanker Owner Pollution Federation) or have mutually acceptable Natural Gasoline pollution insurance. Jointly with their Club P&I, the ship owners shall have insurance coverage for pollution damages in the amount of United States Dollars 700.000.000. In the event that the insurance coverage were only for United States Dollars 500.000.000 and its increase to United States Dollars 700.000.000 carried an additional cost for the ship owner, then the United States Dollars 500.000.000 insurance coverage shall be acceptable.

3.   SCHEDULE OF DELIVERIES

3.1   At least fifteen (15) Days before the first Day of three (3) Day-Range of each lifting of the Final Program, Buyer shall confirm in writing to Seller:

(a)   Documentary instructions.

3.2   If Buyer proposes to revise the Final Program (describe in Article 8), Seller may accept or reject the modifications proposed. In case of Seller reject of the modification, the Final Program shall be binding for both Parties.

4.   ARRIVAL, LOADING AND DEPARTURE OF VESSELS

4.1   If at any time Buyer is not able, for any reason, to ensure that the nominated vessel shall reach Terminal during the three (3) Day-Range for each lifting of the Final Program, Buyer shall immediately advise Terminal and Seller by fax or e-mail.

If at any time, in the opinion of Terminal, this failure to lift according with the Final Program will bring Terminal to an excess storage position, Buyer shall use its best efforts to lift the scheduled cargo in compliance with the Final Program. If Buyer, despite its best efforts, cannot comply with the Final Program, Buyer shall promptly inform Seller of such non compliance by fax or e-mail to take all necessary measures to avoid an excess storage situation at Terminal. Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, loss of profits as a result of sails at lower prices for Natural Gasoline, costs of chartering and / or renting of storage (whether offshore or onshore) for its nominated Natural Gasoline provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion, to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer.

4.2   Buyer, or it's agents, shall notify by fax or e-mail the vessel's ETA in accordance with the Port Regulations in force and, seventy-two (72), forty-eight (48) and twenty-four (24) hours before arrival and thereafter any variation of more than three (3) hours.

Notice of the ETA shall include the date and hour of estimated arrival utilizing local time at Terminal.

4.3   Master of the vessel or his representative shall tender to Terminal and Seller written NOR to load provided that such notice shall not be given until vessel has entered the anchorage or other customary waiting area in accordance with the instructions of Terminal. If any such NOR is tendered outside the permitted operating time, then it shall only take effect as from the time that Terminal permits such NOR to be tendered.

NOR shall not be received by Terminal until the vessel has anchored at the customary location at Terminal, or as otherwise as advised to the Master by Terminal, and is ready to load Natural Gasoline.

Notwithstanding NOR having been tendered to Terminal, if the vessel is found by Terminal, following safety and tank inspections, to be unready or unfit for loading in Terminal's founded opinion, Buyer shall be obliged to give a new NOR when its vessel is ready to load Natural Gasoline.

4.4   If NOR to load is tendered outside the agreed three (3) Day-Range of the Final Program, vessel shall be loaded as soon as Terminal can reasonably accommodate it.

4.5   Under no circumstances shall loading commence until Terminal is satisfied with the safety procedures as per the Port Regulations in force.

4.6   Terminal shall have the right at any time to remove vessel from the loading berth according to Port Regulations in force.

4.7   If vessel is shifted because of inability for whatever reason to receive Natural Gasoline at the rate of delivery available at Terminal, Seller shall not be obliged to complete loading except during such time as the loading berth shall be available and not required by any other vessel, and Seller shall not be obliged to pay any expenses incurred in such shifting.

4.8   Vessel shall vacate the loading berth as soon as possible after completion of loading. Vessel shall have up to two (2) hours after completion of loading and documentation delivery to vacate the loading berth, and more than two (2) hours subject to mutual agreement with Terminal.

4.9   Loading shall be deemed completed upon disconnection of delivery hoses.

4.10 One (1) Business Day after having issued the Bill of Lading or the certificate of quantity and quality, Inspector – as per Article 11 – shall notify Buyer and Seller by fax or e-mail of the date of completion of loading.

4.11 If Buyer's vessel fails to arrive before 23:59 of the third Day of the three (3) Day-Range of the Final Program for any reason, excluding Force Majeure, then and without prejudice to any other rights Seller may have, Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, loss of profits as a result of sails at lower prices, for Natural Gasoline costs of chartering and / or renting of storage (whether offshore or onshore) for its nominated Natural Gasoline provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion, to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer.

5.   **LAYTIME AND DEMURRAGE**

5.1   Seller shall be allowed a laytime period of fifty four (54) hours to complete the loading of any size of cargo of Natural Gasoline up to six thousand and five hundred metric tons (6.500 mt.) (maximum size of cargo).

5.2

   If a larger cargo is agreed, Seller shall be allowed to add one (1) extra hour for each one hundred and thirty metric tons (130 mt) exceeding the six thousand and five hundred metric tons (6.500 mt.) agreed upon.

5.2   The period allowed to Seller for loading and the time actually taken to load vessel shall commence:

   (a)   In the event that a vessel arrives within the three (3) Day-Range, laytime shall commence at the earlier of:

(1)   Six (6) hours after NOR is tendered by the master of the vessel to Terminal,

(2)   The time the vessel is all fast in berth

(b)   If NOR is tendered by the vessel before the first Day of the three (3) Day-Range, laytime shall commence at the earlier of:

(1)   The time the vessel is all fast in berth

(2)   At 06.00 hours local time on the first Day of the three (3) Day-Range.

(c)   If NOR is tendered later than the last Day of the three (3) Day-Range, laytime shall commence on commencement of loading of the Natural Gasoline.

5.3   The period and the time shall end when loading is completed and hoses disconnected.

5.4   The time actually taken to load vessel shall, for the purposes hereof, exclude time consumed due to the following:

(a)   Movement of vessel from anchorage to all fast at loading;

(b)   Waiting and obtaining customs and immigration clearance and/or free practique and/or sanitary and/or cleared in by Port Authorities;

(c)   Ballasting, discharge of clean ballast or slops, bunkering only when such operations interrupt or delay either the berthing or loading operation;

(d)   Any delay or time spent caused by Buyer or vessel's failure to comply with the requirements of this Contract;

(e)   Inability of the vessel to receive Natural Gasoline at the rate of delivery available at the loading terminal;

(f)   Operation of the laws, regulations, decisions or custom of the Port or of any government or terminal authority of Buyer or owner of vessel,

(g)   Delay in or suspension of loading if directed by Seller because of Buyer failure to comply with the requirements of the Contract between Seller and Buyer relating to payment, and Standby Letter of Credit provision.

(h)   Force Majeure.

5.5   If the time actually taken to load vessel after deducting all time excluded by the provisions of Clause 5.4 exceeds the period allowed for loading as defined in Clause 5.1, Seller shall pay to Buyer: US$ 20,000. (U.S. dollars twenty thousand, no cents) per Day or "prorrata temporis".

5.6   Seller shall in no event be liable to pay demurrage if Buyer's claim is received by Seller more than thirty (30) Days after the date of the Bill of Lading.

5.7   Buyer shall have no claim against Seller otherwise than for demurrage as provided herein in respect of the time taken by Seller to load vessel or the time spent by vessel at and around Terminal.

5.8   Seller shall respond to, settle and if justified, pay all claims presented by Buyer exclusively with respect to the demurrage claims as per clause 5.6. If claims are not responded to, or paid, within forty-five (45) Days from receipt of claim, Seller shall pay interest from that date until payment in full at a rate per annum equivalent to LIBOR (London Interstate Bank Offered Rate) for six (6) month deposits plus three (3) per cent per annum published by Bloomberg (Ticker

US0006M) on the Bill of Lading date, and such interest shall be payable on demand. All interest shall be calculated on the basis of 360 Days and actual Days elapsed.

5.9 Bad weather and/or ebb of flood tide causing interruption of loading or impossibility to load the cargo normally being an occurrence beyond sellers/buyer control shall have its duration equally shared between Parties for deductions from laytime. Such occurrences must be documentary supported.

5.10 Demurrages due to governmental waivers for Natural Gasoline exports delays will be equally shared between Parties for deductions from laytime.

5.11 If, as a result of exchange regulations -in force at any time- for the purchase of foreign currency for payments abroad, Seller failed to honor any kind of payment under this Contract -including demurrage as set forth in this article- the Parties agree to take the necessary actions in order to overcome said inability to pay or otherwise to amend the Contract so that Seller can honor its payment obligation.

6.   MEASUREMENT, SAMPLING AND INSPECTION

6.1 The quantity and quality of Natural Gasoline will be determined at Terminal by the Inspector (as per Article 10) by measuring the shore calibrated tanks immediately before and after loading.

The results of this inspection, which includes but is not limited to measurement, sampling and testing, shall be treated as conclusive as to quantity and quality loaded in accordance with ASTM D1298 with approved methods as published by the API in the Manual of Petroleum Measurement Standards (hereinafter API Manual).The specific density shall be calculated analytically by the Inspector at each lifting through chromatography and used in the calculation of quantity in vacuum. The conversion factor from gallons to cubic meters shall be as per Table 58 – ASTM D1250 and IP 200U.S. Gallons, Barrels, per Metric ton. The chromatographic density shall be calculated to four (4) decimal places.

6.2 One (1) sample of Natural Gasoline loaded on vessel will be taken at the loading Terminal:

The sample shall be an amount that allows the realization of tests as well as he guard for Buyer, Customs o master of the Vessel requirements.

The sample shall be handled according to Seller's internal procedures, wich may be consulted by Buyer.

The sample shall be conducted by Terminal Laboratory staff members. This sampling may be witnessed by the Inspector.

The Terminal shall withhold the custody of the sampling for a term of thirthy (30) days as from the Bill of Lading date, and will be available to Buyer for the same period of time. However, Buyer may request the Terminal to keep the sampling for an additional term of thirty (30) days , if it deems it is neccessary.

6.3 Buyer may, at its expense, witness the quality and quantity determination of each shipment following notice in writing to Seller.

Annex II

LETTER OF INDEMNITY

14 We refer to a cargo of _____ metrics tons of Natural Gasoline shipped on board the Vessel _____ at the Port of Galván – Bahía Blanca (Argentina) pursuant to Bills of Lading dated on _____ (the "Sale").

Although we have sold and transferred title of said cargo to you, we have been unable to provide you with the original Bill of Lading and other shipping documents covering the Sale. In consideration of payment of the full purchase of xxx United States dollars by Buyer, we hereby expressly warrant that we have marketable title of the cargo, free and clear of any lien or encumbrance to such material title, and that we have full right and authority to transfer such title and effect delivery of such material to you.

We further agree to make all reasonable efforts to obtain and surrender to you as soon as possible the original Bill of Lading and other shipping documents, and to protect, indemnify and hold you harmless from and against any and all damages, costs and expenses (including reasonable attorneys fees) which you may suffer by reason of the original Bill of Lading and any other shipping documents remaining outstanding, or breach of the warranties given above, including but not limited to, any claims and demands which may be made by a holder or transferee of the original Bill of Lading, or by any other third party claiming an interest in or lien on the cargo or proceeds thereof. Our obligation to indemnify you is, of course, subject to the conditions that you shall give us prompt notice of the assertion of any claim(s) and full opportunity to assist you with the defense thereof and that you shall not settle any such claim(s) without our approval, which shall not be unreasonably withheld.

This letter of indemnity shall be governed by the Argentine law and any dispute shall be referred to arbitration in accordance with the terms of the NATURAL GASOLINE SALE AND PURCHASE CONTRACT, DATED xxxxxxxxxxxxxxx, executed by and between XXXXXXXXXXX (as "Buyer") and Transportadora de Gas del Sur S.A. (as "Seller").

This letter of indemnity shall expire and become null and void upon our tendering the original Bill of Lading, and other shipping documents to you and their acceptance by you.

Annex III

TGS –PUERTO GALVAN – MARITIME TERMINAL

GEOGRAPHICAL LOCATION:

The maritime terminal operated by Transportadora de Gas del Sur S.A. (TGS) belongs to a public pier (its use regulation is provided by Rule 5/95 from CGPBB) located at "Posta de Inflamables" Puerto Galván City of Bahía Blanca, Province of Buenos Aires, Argentine Republic.
TGS operates at site N° 2 within the existing facilities at Posta de Inflamables, Puerto Galván.

FACILITIES DESCRIPTION:

TGS has two sites with facilities that take part in each tanker load. We define them as terminal and port. The distance between these two sites is 15 km following the pipes traces that interconnect them.

AT THE TERMINAL:

The Terminal has facilities in Cerri Complex for Natural Gasoline storage in vertical cylindrical tanks, and the corresponding pumps and pipes for sending natural gasoline.

AT THE PORT:

The port has connection pipes with the Terminal to move the natural gasoline towards the loading arms for its final load in tankers. The diameter of this line is 8". For loading ships there exists a loading arm for natural gasoline with a 8" diameter.

FLOWS AND LOADING CONDITIONS:

NATURAL GASOLINE:

The loading flow for natural gasoline is performed with two centrifugal pumps and its value is 65 MT/ hour each. Therefore, the maximum loading flow is 130 MT/ hour.

The temperature of room products will vary depending on the year season and the pressures between 10°C and 38°C.

The maximum pressure is 12 Kg/cm2.

SIZE OF CARGO:

NATURAL GASOLINE: 6.500 mt.

LOADING ARMS:

The dimensions of the loading arms are the following: between the floating line (water line) and the loading manifold: 8,50 meters. In addition, the Terminal can provide hoses to secure the natural gasoline cargo.

EXHIBIT 8.1

SUBSIDIARIES

The following are our subsidiaries:

Company Name	Country of incorporation	Proportion of Ownership Interest
Telcosur S.A.	Argentina	99.98%

EXHIBIT 12.1

CERTIFICATION

I, Javier Gremes Cordero, certify that:

1. I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

   1) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   1) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 28, 2014

/s/ Javier Gremes Cordero
Javier Gremes Cordero
Chief Executive Officer

EXHIBIT 12.2

<u>CERTIFICATION</u>

I, Gonzalo Castro Olivera, certify that:

1. I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the company and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 28, 2014


/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer


EXHIBIT 13.1

<u>CERTIFICATION</u>

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (**"the Company"**), herby certifies, to such officer's knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2013 (the **"Report"**) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 28, 2014


/s/ Javier Gremes Cordero
Javier Gremes Cordero
Chief Executive Officer


EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (the **"Company"**), herby certifies, to such officer's knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2013 (the **"Report"**) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 28, 2014


/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flow present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary ("the Company") at December 31, 2013, December 31, 2012, and January 1, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control - Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & Co. S.R.L.

By / s/ Carlos N. Martínez (Partner)
            Carlos N. Martínez

Buenos Aires, Argentina
April 28, 2014

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

	Note	2013	2012
Revenue from sales	7	2,864,986	2,574,968
Cost of sales	8.h.	(1,595,319)	(1,351,734)
Gross profit		1,269,667	1,223,234
Administrative expenses	8.i.	(117,725)	(94,268)
Selling expenses	8.i.	(457,364)	(423,233)
Other operating income / (expenses)	8.k.	12,054	(3,966)
Operating profit		706,632	701,767
Net financial results			
Financial income	8.j.	309,672	105,746
Financial expenses	8.j.	(842,401)	(448,174)
Total		(532,729)	(342,428)
Share of (loss) / profit from associates	10	(516)	205
Net income before income tax		173,387	359,544
Income tax expense	13	(65,881)	(126,797)
Total comprehensive income for the year		107,506	232,747
Net income attributable to:			
Owners of the Company		107,504	232,747
Non-controlling interests		2	-
		107,506	232,747
Weighted average of outstanding ordinary shares		794,495,283	794,495,283
Basic and diluted earnings per share		0.14	0.29

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2013 AND 2012 AND JANUARY 1, 2012
(Stated in thousands of pesos as described in Note 3)

	Note	12.31.2013	12.31.2012	01.01.2012
ASSETS				
Non-current assets				
Property, plant and equipment	11	3,966,908	3,948,031	3,983,453
Loans granted to related parties	19	194,154	-	-
Investments in associates	9	3,596	3,218	2,826
Other financial assets at fair value through profit or loss	8.l.	19,155	-	-
Deferred income tax assets	13	69	67	1,548
Other receivables	8.a.	47,829	50,808	72,446
Trade receivables	8.b.	38,136	48,057	52,111
Total non-current assets		**4,269,847**	**4,050,181**	**4,112,384**
Current assets				
Other receivables	8.a.	205,078	167,577	100,664
Inventories		7,356	54,282	7,588
Trade receivables	8.b.	418,583	449,118	340,424
Derivative financial instruments		26,500	-	-
Loans granted to related parties	19	-	138,523	112,640
Other financial assets at fair value through profit or loss	8.l.	251,734	-	-
Cash and cash equivalents	8.c.	893,812	693,044	346,652
Total current assets		**1,803,063**	**1,502,544**	**907,968**
Total Assets		**6,072,910**	**5,552,725**	**5,020,352**
EQUITY				
Common stock		1,345,300	1,345,300	1,345,300
Legal Reserve		236,879	224,918	213,384
Voluntary reserve		-	-	164,128
Future dividends reserve		202,239	118,291	-
Future capital expenditures reserve		140,000	114,982	-
Accumulated retained earnings		98,661	230,375	228,307
Non-controlling interests		3	1	1
Total equity		**2,023,082**	**2,033,867**	**1,951,120**
LIABILITES				
Non-current liabilities				
Deferred tax liabilities	13	527,958	557,568	604,448
Advances from customers	8.d.	311,905	279,562	281,126
Loans	12	1,862,231	1,851,951	1,607,310
Total non-current liabilities		**2,702,094**	**2,689,081**	**2,492,884**
Current liabilities				
Provisions	14	143,412	144,054	130,764
Advances from customers	8.d.	25,344	24,639	29,208
Other payables	8.e.	5,779	150,027	7,721
Taxes payables	8.f.	48,485	44,972	27,012
Income tax payable		27,759	28,876	22,124
Payroll and social security taxes payables		67,020	53,221	53,064
Loans	12	644,996	21,639	14,916
Trade payables	8.g.	384,939	362,349	291,539
Total current liabilities		**1,347,734**	**829,777**	**576,348**
Total current liability		**4,049,828**	**3,518,858**	**3,069,232**
Total equity and liabilities		**6,072,910**	**5,552,725**	**5,020,352**

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Stated in thousands of pesos as described in Note 3)

| | Atributtable to the owners of the Company | | | | | | | | | | Non-Controlling interests | Total |
| | Shareholders Contributions | | | Retained earnings | | | | | | | | |
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Voluntary reserve	Future Dividends Reserve	Future Capital Expenditures Reserve	Accumulated retained earnings	Subtotal	Total		
Balances at January 1, 2012	794,495	550,805	1,345,300	213,384	164,128	-	-	228,307	605,819	1,951,119	1	1,951,120
Resolutions of the Ordinary Shareholders ́Meeting held on April 12, 2012												
Legal Reserve	-	-	-	11,534	-	-	-	(11,534)	-	-	-	-
Future Dividends Reserve	-	-	-	-	(164,128)	268,291	-	(104,163)	-	-	-	-
Future Capital Expenditures Reserve	-	-	-	-	-	-	114,982	(114,982)	-	-	-	-
Resolution of the Ordinary Shareholders ́Meeting held on December 6, 2012												
Cash dividends	-	-	-	-	-	(150,000)	-	-	(150,000)	(150,000)	-	(150,000)
Comprehensive income for the year	-	-	-	-	-	-	-	232,747	232,747	232,747	-	232,747
Balances at December 31, 2012	794,495	550,805	1,345,300	224,918	-	118,291	114,982	230,375	688,566	2,033,866	1	2,033,867
Resolution of the Board of Directors ́Meeting held on March 18, 2013												
Cash dividends	-	-	-	-	-	(118,291)	-	-	(118,291)	(118,291)	-	(118,291)
Resolutions of the Ordinary Shareholders ́Meeting held on April 25, 2013												
Derecognition of the Future Capital Expenditures Reserve	-	-	-	-	-	-	(114,982)	114,982	-	-	-	-
Legal Reserve	-	-	-	11,961	-	-	-	(11,961)	-	-	-	-
Future Dividends Reserve	-	-	-	-	-	202,239	-	(202,239)	-	-	-	-
Future Capital Expenditures Reserve	-	-	-	-	-	-	140,000	(140,000)	-	-	-	-
Comprehensive income for the year	-	-	-	-	-	-	-	107,504	107,504	107,504	2	107,506
Balances at December 31, 2013	794,495	550,805	1,345,300	236,879	-	202,239	140,000	98,661	677,779	2,023,079	3	2,023,082

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONDOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Stated in thousands of pesos as described in Note 3)

	2013	2012
Cash flows provided by operating activities		
Total comprehensive income for the year	107,506	232,747
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	242,917	233,670
Consumption of materials	3,891	2,696
Share of (loss) / profit from associates	516	(205)
(Decrease) / Increase in allowances and provisions	(382)	13,374
Interest expense accrual	210,579	178,083
Interest income on Other financial assets other than Cash and cash equivalents	(15,585)	(6,665)
Income tax	65,881	126,797
Derivative financial instrument results	(38,025)	-
Foreign exchange loss	504,951	179,235
Changes in assets and liabilities:		
Trade receivables	(870)	(127,589)
Other receivables	(49,044)	(49,982)
Inventories	46,926	(46,694)
Trade payables	1,504	68,435
Payroll and social security taxes	13,799	157
Taxes payables	2,251	16,831
Income tax	(20,730)	(44,493)
Other payables	226	(3,249)
Provisions	(18,547)	(84)
Interest paid	(168,806)	(136,769)
Income tax paid	(62,570)	(119,747)
Derivative financial instruments	11,525	-
Advances from customers	33,048	(6,810)
Cash flows provided by operating activities	870,961	509,738
Cash flows used in investing activities		
Additions to property, plant and equipment	(235,374)	(202,185)
Purchase of financial assets	(249,260)	-
Cash flows used in investing activities	(484,634)	(202,185)
Cash flows (used in) / provided by financing activities		
Payment of loans	(4,444)	-
Proceeds from loans	30,000	20,000
Dividends paid	(263,659)	-
Cash flows (used in) / provided by financing activities	(238,103)	20,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	148,224	327,553
Cash and cash equivalents at the beginning of the year	693,044	346,652
Foreign exchange gains on Cash and cash equivalents	52,544	18,839
Cash and cash equivalents at the end of the year	893,812	693,044

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 6.

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1. BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. ("TGS") is one of the companies created as a result of the privatization of Gas del Estado S.E. ("GdE"). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids ("Liquids"). TGS's pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years ("the License"). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the *Ente Nacional Regulador del Gas* (National Gas Regulatory Body or "ENARGAS"). The General Cerri Gas Processing Complex (the "Cerri Complex"), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. These services consist of data transmission services through a network of terrestrial and digital radio relay.

TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS's common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. ("Petrobras Argentina") and a subsidiary (jointly "Petrobras Argentina Group"), which altogether hold 50% of CIESA's common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) ("the Trust") who has a trust shareholding of 40%. The remaining 10% is held by EPCA S.A. ("EPCA") – belonging to Pampa Energía S.A. ("Pampa Energía") – which exercises significant influence in CIESA.

The current ownership of CIESA's common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. ("Enron") as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class "B" common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía.

2. CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2013 and 2012 in compliance with the provisions of Title IV, Chapter III, Article 1 of the Rules of the *Comisión Nacional de Valores* ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these consolidated financial statements as of December 31, 2013, TGS and Telcosur S.A., its consolidated subsidiary, are jointly referred to as "the Company".

3. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and complied with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and the International Financial Interpretations Committee ("IFRIC").

_____

NT 2013 mandates the application of Technical Resolution ("TR") N° 26 and TR N° 29 approved by the *Federación Argentina de Consejos Profesionales de Ciencias Económicas* ("FACPCE"). Both TRs establish that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 26,831) should adopt IFRS issued by the IASB.

Therefore, the Company fully adopted IFRS for the first time from January 1, 2012, being its transition date. IFRS 1 - First Time Adoption of International Financial Reporting Standards ("IFRS 1") has been applied in the preparation of these consolidated financial statements. These consolidated financial statements are the first financial statements to be prepared in accordance with IFRS. All IFRS effective at the date of the preparation of these financial statements were applied. The adoption of IFRS by the Company is more fully described in Note 4.b).

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, impairment of property, plant and equipment, and present value of long term receivables. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be recovered or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos ("Ps." or "pesos"), the functional currency of the Company and its subsidiary, unless otherwise stated. For further information, see Note 4.d.

Detailed data reflecting subsidiary control as of December 31, 2013 and 2012 and January 1, 2012 is as follows:

Company	% of shareholding and votes	Closing date	Main activity
Telcosur S.A.	99.98	December 31	Telecommunication Services

4.   SIGNIFICANT ACCOUNTING POLICIES

a)   New standards and interpretations issued by the IASB not effective as of December 31, 2013 and that have not been earlier adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and are mandatory for the Company's fiscal periods beginning on or after January 1, 2014 or later and which have not been early adopted by the Company:

IFRS 9 "Financial Instruments"

In November 2009 and October 2010, the IASB issued IFRS 9 "Financial instruments", which addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the parts of International Accounting Standards ("IAS") 39 "Financial Instruments: Recognition and Measurement" that relate to the classification and measurement of financial

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 will be applicable for annual periods beginning on or after January 1, 2015, admitting its early adoption.

The Company is currently analyzing the resulting effects on the presentation of the Company's results of operations, financial position or cash flows. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the IASB.

IAS 32 "Financial Instruments - Presentation"

In December 2011, the IASB has issued an amendment to the application guidance in IAS 32 "Financial Instruments - Presentation", to clarify some of the requirements for offsetting financial assets and liabilities on the statements of financial positions. This amendment does not change the current offsetting model in IAS 32, which requires an entity to offset a financial asset and financial liability in the statement of financial position only when the entity currently has a legally enforceable right of set-off and intends either to settle the asset and liability on a net basis or to realize the asset and settle the liability simultaneously. The amendment disclosures will require more extensive disclosures than are currently required under IFRS.

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently analyzing the provisions of the amendment to IAS 32.

IFRS 8 "Operating segments"

In December 2013, the IASB issued an amendment to IFRS 8 requiring disclosure of the judgments made by management in aggregating operating segments. This includes a description of the segments, which have been aggregated, and the economic indicators, which have been assessed in determining that the aggregated segments share similar economic characteristics. The standard is further amended to require a reconciliation of segment assets to the entity's assets when segment assets are reported.

The amendment will be applicable for annual periods beginning on or after July 1, 2014, with earlier application permitted. The Company will provide the required disclosures as applicable in its consolidated financial statements for the year ended December 31, 2014.

IAS 24 "Related Parties"

In December 2013, the IASB issued an amendment to IAS 24 to include, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity ('the management entity'). The reporting entity is not required to disclose the compensation paid by the management entity to the management entity's employees or directors, but it is required to disclose the amounts charged to the reporting entity by the management entity for services provided.

The amendment will be applicable for annual periods beginning on or after July 1, 2014, with earlier application permitted. The Company is currently analyzing the impact of the new disclosure requirements.

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

IAS 36 "Impairment of Assets"

In May 2013, the IASB issued an amendment to IAS 36, which requires the disclosure of the recoverable amount of an asset or cash generating unit when an impairment loss has been recognized or reversed, and additional disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed which includes, among others, the recoverable value, valuation techniques used in fair values used if categorized as level 2 and 3 and the discount rates used to measure the fair value less costs of disposal if it is based on a present value technique.

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently analyzing the impact of the new disclosure requirements.

IAS 39 "Financial Instruments"

In June 2013, the IASB issued an amendment to IAS 39 to allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulations, if specific conditions are met (in this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one).

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. This amendment is not expected to have a material impact on the information to be presented in the financial statements.

IFRIC 21 "Levies"

In May 2013, the IASB issued IFRIC 21 which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. This amendment is not expected to have a material impact on the information to be presented in the financial statements.

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently analyzing the provisions of IFRIC 21.

b) Transition to IFRS

1. Application of IFRS 1

The Company prepared its consolidated financial statements under IFRS for the first time for its financial year ended December 31, 2013, which included comparative financial information for the year ended December 31, 2012.

The opening IFRS statement of financial position was prepared as of the transition date elected of January 1, 2012. Prior to the adoption of IFRS, the Company had prepared its financial statements under generally accepted accounting principles in Argentina ("Argentine GAAP").

The application of IFRS 1 required that the Company adopted accounting policies based on the standards and interpretations effective at the reporting date of its first IFRS financial statements (December 31, 2013). As a result of adopting IFRS, the Company has changed many of its accounting policies and these are described in detail in Notes 4.c) to 4.t) and Note 5. These accounting policies have been applied in preparing these consolidated financial statements, and in the preparation of the opening IFRS statement of financial position at transition. In preparing the opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the financial statements

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

prepared in accordance with Argentine GAAP. An explanation of how the transition from Argentine GAAP to IFRS has affected the Company's financial performance, financial position and cash flows is set out in the following tables and notes below.

The format of the primary financial statements under Argentine GAAP is governed by the TRs N° 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1 "Presentation of Financial Statements" requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Company changing the format of its income statement, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2. Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended December 31, 2013 and apply these retrospectively to determine its opening IFRS statement of financial position at the transition date of January 1, 2012 and the comparative information for the year ended December 31, 2012. However, advantage has been taken of certain exemptions afforded by IFRS 1 as further described below:

Exemption for deemed cost

Under Argentine GAAP, the financial statements were prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from that date, financial statements as of December 31, 2001 were no longer restated. As from January 1, 2002, inflation accounting was resumed until March 1, 2003 when it was discontinued according to Resolution No. 441/03 issued by the CNV. IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. Inflation adjustment made by the Company under Argentine GAAP accomplishes with requirements of IFRS 1 to be considered as previous GAAP revaluations. Therefore, the Company elected to measure items of property, plant and equipment at price-adjusted values as at January 1, 2012.

Furthermore, the Company will maintain as part of the deemed cost the capitalized foreign exchange loss in accordance with Resolutions No. 3/2002 and No. 87/03 of the *Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires* ("CPCECABA"). For further information regarding the capitalized foreign exchange loss, see Note 4.k.

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at the transition date under previous GAAP. The Company elected to apply the provisions of IAS 23 "Borrowing Costs" prospectively from the date of transition.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as of January 1, 2012 are consistent with the estimates at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Company under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The other mandatory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

3. Reconciliation of Argentine GAAP to IFRS

In accordance with IFRS 1 and the requirements of TRs N° 26 and 29 of the FACPCE, set out below are the reconciliations from Argentine GAAP to IFRS of the statement of financial position as of December 31, 2012 and January 1, 2012 and the reconciliations of the statement of comprehensive income and cash flows for the year ended December 31, 2012. The reconciliations included below were prepared based on the IFRS standards that are applicable for the Company for its financial statements as of December 31, 2013.

- Reconciliation of the statement of financial position as of January 1, 2012

	01/01/2012					
	AR GAAP	**Recognition and measurement reconciliations**		**Presentation and disclosure reconciliations**		**IFRSs**
CURRENT ASSETS						
Cash and cash equivalents	234,209	-		112,443	2.4	346,652
Investments	225,083	-		(112,443)	2.4	112,640
Trade receivables	340,424	-		-		340,424
Other receivables	71,561	-		29,103	2.2	100,664
Inventories	7,588	-		-		7,588
Total current assets	**878,865**	**-**		**29,103**		**907,968**
NON-CURRENT ASSETS						
Trade receivables	52,111	-		-		52,111
Other receivables	73,994	-		(1,548)		72,446
Investments	3,221	(2,372)	1.2	1,977		2,826
Property, plant and equipment	4,012,556	-		(29,103)	2.2	3,983,453
Intangible assets	3,419	-		(3,419)	2.5	-
Deferred tax assets	-	-		1,548		1,548
Total non-current assets	**4,145,301**	**(2,372)**		**(30,545)**		**4,112,384**
Total Assets	**5,024,166**	**(2,372)**		**(1,442)**		**5,020,352**
CURRENT LIABILITIES						
Trade payables	291,539	-		-		291,539
Loans	15,846	-		(930)	2.5	14,916
Payroll and social security taxes payables	53,064	-		-		53,064
Taxes payables	49,136	-		(22,124)	2.6	27,012
Income tax payable	-	-		22,124	2.6	22,124
Advances from customers	29,208	-		-		29,208
Other liabilities	5,744	-		1,977		7,721
Provisions	130,764	-		-		130,764
Total current liabilities	**575,301**	**-**		**1,047**		**576,348**
NON-CURRENT LIABILITIES						
Loans	1,609,799	-		(2,489)	2.5	1,607,310
Taxes payables	604,448	-		(604,448)		-
Advances from customers	281,126	-		-		281,126
Deferred tax liabilities	-	-		604,448		604,448
Total non-current liabilities	**2,495,373**	**-**		**(2,489)**		**2,492,884**
Total Liabilities	**3,070,674**	**-**		**(1,442)**		**3,069,232**
Minority interest	1			(1)	2.3	-
Attributable to shareholders of the company	1,953,491	(2,372)		-		1,951,119
Non-controlling interest	-	-		1	2.3	1
EQUITY	**1,953,491**	**(2,372)**		**1**	2.3	**1,951,120**

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

- Reconciliation of the statement of financial position as of December 31, 2012

	12/31/2012					
	AR GAAP	**Recognition and measurement reconciliations**		**Presentation and disclosure reconciliations**		**IFRSs**
CURRENT ASSETS						
Cash and cash equivalents	87,141	-		605,903	2.4	693,044
Investments	744,426	-		(605,903)	2.4	138,523
Trade receivables	449,118	-		-		449,118
Other receivables	125,221	-		42,356	2.2	167,577
Inventories	54,282	-		-		54,282
Total current assets	**1,460,188**	**-**		**42,356**		**1,502,544**
NON-CURRENT ASSETS						
Trade receivables	48,057	-		-		48,057
Other receivables	50,875	-		(67)		50,808
Investments	3,311	(2,257)	1.2	2,164		3,218
Property, plant and equipment	4,000,519	(10,132)	1.1	(42,356)	2.2	3,948,031
Intangible assets	2,489	-		(2,489)	2.5	-
Deferred tax assets	-	-		67		67
Total non-current assets	**4,105,251**	**(12,389)**		**(42,681)**		**4,050,181**
Total Assets	**5,565,439**	**(12,389)**		**(325)**		**5,552,725**
CURRENT LIABILITIES						
Trade payables	362,349	-		-		362,349
Loans	22,569	-		(930)	2.5	21,639
Payroll and social security taxes payables	53,221	-		-		53,221
Taxes payables	73,848	-		(28,876)	2.6	44,972
Income tax payable	-	-		28,876	2.6	28,876
Dividends payable	145,368	-		(145,368)		-
Advances from customers	24,639	-		-		24,639
Other liabilities	2,495	-		147,532		150,027
Provisions	144,054	-		-		144,054
Total current liabilities	**828,543**	**-**		**1,234**		**829,777**
NON-CURRENT LIABILITIES						
Loans	1,853,510	-		(1,559)	2.5	1,851,951
Taxes payables	561,114	-		(561,114)		-
Advances from customers	279,562	-		-		279,562
Deferred tax liabilities	-	(3,546)	1.3	561,114		557,568
Total non-current liabilities	**2,694,186**	**(3,546)**		**(1,559)**		**2,689,081**
Total Liabilities	**3,522,729**	**(3,546)**		**(325)**		**3,518,858**
Minority interest	1			(1)	2.3	-
Attributable to shareholders of the company	2,042,709	(8,843)		-		2,033,866
Non-controlling interest	-	-		1		1
EQUITY	**2,042,709**	**(8,843)**		**1**	2.3	**2,033,867**

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

- Reconciliation of the comprehensive income for the year ended December 31, 2012

	12/31/2012					
	AR GAAP	**Recognition and measurement reconciliations**		**Presentation and disclosure reconciliations**		**IFRSs**
Revenue from sales	2,574,968	-		-		2,574,968
Cost of sales	(1,351,734)	-		-		(1,351,734)
Gross profit	**1,223,234**	**-**		**-**		**1,223,234**
Administrative expenses	(94,268)	-		-		(94,268)
Selling expenses	(423,233)	-		-		(423,233)
Other operating expenses	-	-		(3,966)	2.1	(3,966)
Operating profit	**705,733**	**-**		**(3,966)**		**701,767**
Gain on related companies	90	115	1.2	-		205
Financial results, net	(325,085)	(10,132)	1.1	(7,211)		(342,428)
Financial income						
Interests	35,656	-		-		35,656
Foreign exchange gain	70,090	-		-		70,090
	105,746	-		-		105,746
Financial expenses						
Interests	(177,153)	-		(7,211)	2.1	(184,364)
Foreign exchange loss	(228,989)	(10,132)		-		(239,121)
Other financial charges	(24,689)	-		-		(24,689)
	(430,831)	(10,132)		(7,211)		(448,174)
Other expenses, net	(11,177)	-		11,177	2.1	-
Net income before income tax	**369,561**	**(10,017)**		**-**		**359,544**
Income tax expense	(130,343)	3,546	1.3	-		(126,797)
Net income for the year	**239,218**	**(6,471)**		**-**		**232,747**
Net income per share	0.30	-		-		0.29

- Reconciliation of the statement of cash flows for the year ended December 31, 2012:

	AR GAAP	**Reconciliations**	**IFRSs**
Cash flows provided by operating activities	535,113	(25,375)	509,738
Cash flows used in investing activities	(215,438)	13,253	(202,185)
Cash flows provided by financing activities	26,717	(6,717)	20,000
Net increase in cash and cash equivalents	**346,392**	**(18,839)**	**327,553**
Cash and cash equivalents at the beginning of the year	346,652	-	346,652
Effect of foreign exchange rate changes on cash and cash equivalents	**-**	**18,839**	**18,839**
Cash and cash equivalents at the end of the year	693,044	-	693,044

Recognition and measurement differences

Management has identified the following differences in measurement:

1.1 In accordance with Argentine GAAP the Company capitalized all foreign exchange differences and interest accrued on loans affected by the construction of assets as part of

_____

their cost when construction extended over time. For purposes of the application of IFRS, the Company has accrued interest only on affected loans and foreign exchange differences when they are considered as an adjustment of the cost of interest. Consequently, the IFRS adjustment reflects the foreign exchange differences that in accordance with IFRS would not be permitted to be capitalized.

1.2 In accordance with Argentine GAAP investments in associates are accounted for under the equity method of accounting. There is no difference between Argentine GAAP and IFRS in accounting for investments in associates. However, the Company has assessed the impact of IFRS adjustments on the financial statements of equity investees prepared under Argentine GAAP. As such, the Company recognized the effect of the deferred tax liabilities regarding to the inflation adjustment of the property plant and equipment of the associate Gas Link S.A. ("Link"). There were no IFRS adjustments to the other associates.

1.3 The tax effect of the adjustments made in the process of transition to IFRS.

Disclosure differences

With respect to the differences in disclosure, the following may be mentioned:

2.1 Items that under Argentine GAAP are allocated to non-operating other expenses, net, which under IFRS should be reclassified as other operating expenses or financial results, as appropriate.

2.2 Under IFRS, advances to suppliers for acquisition of fixed assets are presented as other receivables. Under Argentine GAAP, they are recorded as property, plant & equipment.

2.3 Under IFRS, non-controlling interest is disclosure as part of the Shareholders' equity. Under Argentine GAAP, it is disclosure a middle line between liabilities and Shareholders' equity.

2.4 Under IFRS, cash and cash equivalents include cash and those investments with an original maturity of more than three months. Under Argentine GAAP current investments include both those that are considered as cash and cash equivalents and those that are not.

2.5 Under IFRS, loans are disclosed net of issuance expenses. Under Argentine GAAP and in accordance with ENARGAS requirements, they are presented as intangible assets.

2.6 Under IFRS, Income tax payable is presented in a separate item. Under Argentine GAAP, it is presented as part of Taxes payables.

c)   **Consolidation**

Subsidiary

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Furthermore, Telcosur is the only consolidated subsidiary of the Company and its financial statements as of December 31, 2013 have been used for consolidation purposes.

Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

When the Company's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognized in the Company's financial statements only to the extent of unrelated investor's interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. Furthermore, as of December 31, 2013 and 2012 and January 1, 2012, the investment in Link has been adjusted by Ps. 3,500, Ps. 3,642 and Ps. 3,783 million due to the elimination of the unrealized intercompany gains.

Dilution gains and losses arising in investments in associates are recognized in the statements of comprehensive income.

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2013 of Link, Transporte y Servicios de Gas en Uruguay SA ("TGU") and Emprendimientos de Gas del Sur S.A. ("EGS"). The Company's management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2013 of Link, TGU and EGS, from this date to December 31, 2013.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2013 and 2012 and January 1, 2012:

Company	% of shareholding	Main activity	Closing date
TGU	49.00	Pipeline Maintenance	December 31
EGS	49.00	Pipeline exploitation and construction	December 31
Link	49.00	Pipeline exploitation and construction	December 31

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d)   Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company's entities (TGS and Telcosur) are measured using the Argentine Pesos, which is the currency of the primary economic environment in which these entities operate ('the functional currency'). The consolidated financial statements are presented in Argentine Pesos, which is the Company's presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

Associates

One of the associates, TGU has a functional currency other than the Argentine peso. Assets, liabilities and results were converted into Argentine pesos at the exchange rate prevailing at the end of each fiscal year, and its common stock and retained earnings at its historical exchange rate.

e)   Financial instruments

Classification

Financial assets are classified into the following categories:

    a.   Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future. The Company includes in this category balances in mutual funds and public and private bonds, which are valued at fair value at each closing date.

    b.   Financial assets held to maturity: Within this category, TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity. The Company includes in this category fixed term deposits.

    c.   Loans and other receivables. Within this category the Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets. The Company includes in this category bank accounts and cash on hand, the loan granted to Pampa Energía, trade receivables and other receivables.

    d.   Financial assets available for sale. Financial assets available for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. At December 31, 2013 and 2012, and January 1, 2012, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

_____

1. Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading or selling in the near future. At December 31, 2013 and 2012, and January 1, 2012, there are no instruments classified in this category.

2. Other financial liabilities: Within this category the Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities. The Company includes in this category trade payables, loans, tax payables, payroll and social tax payables and other payables except for investing in associates.

The classification of the financial instruments depends on the nature and purpose of the financial assets and liabilities and is determined at the time of initial recognition.

Recognition and measurement

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value recognizing the corresponding interest charge. Financial assets available for sale and financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables and financial assets held to maturity are subsequently recorded at amortized cost in accordance with the method of the effective rate of interest, less, if applicable, impairment losses.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the statement of comprehensive income within 'Financial Income' in the period in which they arise.

Financial liabilities at fair value through profit or loss are initially and subsequently recorded at fair value. Other financial liabilities, including loans, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate, recognizing the corresponding interest charge.

Impairment of financial assets at amortized cost

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded. Impairment losses are incurred if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset and that event (or events) has a negative impact on the estimated future projected cash flows of the financial asset or group of financial assets that can be reliably estimated. For this, the Company evaluates several factors, including the credit risk of customers, historical trends and other available information.

The carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the statement of comprehensive income at the time it occurs. If in subsequent periods, the amount of the impairment loss decreases, the reversal is also recorded in the statement of comprehensive income.

f)   Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under "Financial expenses" in the statement of comprehensive income.

_____

The Company manages exposures to foreign exchange risks using hedging instruments that provide the appropriate economic outcome. The hedging instruments used include currency forward contracts. The Company does not use derivative financial instruments for speculative purposes.

As of December 31, 2013, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under "derivative financial instruments" in the statement of financial position. A decrease of financial expenses for the fiscal year 2013 is recognized in the statement of comprehensive income within "derivative financial instruments result".

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged. As of the date of the issuance of these financial statements, the Company has not applied hedge accounting in any of its outstanding derivative financial instruments.

g)   Inventories

Inventories consist of natural gas (in excess of the "Line Pack" classified as property, plant and equipment) in the Company's pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

h)   Trade receivables, other receivables and trade payables

Trade receivables and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

An allowance for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, including the customers' credit risk, historical trends and other relevant information are considered indicators that such receivables are impaired. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of comprehensive income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of comprehensive income.

In light of the financial situation of MetroGAS S.A. ("MetroGAS"), as of December 31, 2012, its trade receivables were valued at their present value based on an estimated cash flow discounted at a market interest rate. As of December 31, 2013, all amounts due from MetroGAS were collected. For further information, see Note 18.c).

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 16.a.) have been valued at the discounted value of the amounts expected to be collected using a market interest rate.

Trade payables have been initially valued at their fair values and subsequently at their amortized cost, using the effective interest method.

i) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank accounts, fixed term deposits and other short-term highly liquid investments with original maturities of three months or less.

j) Other financial assets at fair value through profit or loss

The Other financial assets at fair value through profit or loss consist of public and private bonds and mutual funds not considered as cash equivalents.

Initially they were recognized at fair value and subsequently measured at fair value through profit or loss.

Results from Other financial assets at fair value through profit or loss are recognized in the Statement of Comprehensive Income as "Financial Income".

k) Property, plant and equipment

The Company elected to measure items of property, plant and equipment at price-adjusted values in accordance with previous GAAP as "deemed cost" as of the transition date to IFRSs. Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income when they are incurred.

Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 11.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of comprehensive income.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 7,245 and Ps. 5,924 for the year ended December 31, 2013 and 2012.

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Under previous GAAP, Property, plant and equipment ("PP&E") were measured as follows:

- Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company's common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company's privatization agreement (the "Transfer Agreement") of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation.

- Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation.

- Additions: They have been valued at acquisition cost restated for the effects of inflation. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities.

  Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

Impairment of non financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss (e.g. significant decreases in the market value of assets, in the prices of the main products sold by the Company, as well as changes in the regulatory framework for the Company's activities, significant increases in operating expenses, or evidence of obsolescence or physical damage). If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive income.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset

_____

for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets. As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

As of December 31, 2013, 2012 and January 1, 2012 the carrying value of PP&E does not exceed their recoverable value.

l)   Loans granted to related companies

Loans granted to related companies were initially measured at fair value and subsequently the loan to Pampa Energía is measured at amortized cost.

Loans to related parties consist of the balance of the loan granted to Pampa Energía (for further information see Note 19).

m)   Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost.

n)   Income tax and deferred income tax

Income tax includes current tax and deferred income tax. The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2013 and 2012 and January 1, 2012, there are no provisions for this concept.

The Company has calculated its respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Current and deferred tax assets and liabilities have not been discounted. Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities have been valued at their nominal value.

o) Asset tax

_____

The Company is subject to the *Impuesto a la Ganancia Mínima Presunta* (the Asset Tax Law"). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2013 and 2012 and January 1, 2012, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

p)   Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including those of legal and regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

q)   Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods and/or services supplied. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company's activities, as described below.

Tax on exports and turnover tax are disclosed as Selling Expenses.

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer and (ii) interruptible natural gas transportation whose revenues are recognized at the inception of the rendering of the service.

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf on third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, and (ii) Other Liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided.

Services from Other Services segment primarily consist of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production. Also, this business segment includes revenues from telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

r)   Advances from customers

Mainly consist of pre-payments for the transportation of natural gas services made by customers in order to finance pipeline expansion works. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances from customers are measured at their amortized cost which is higher than the cost of rendering the gas transportation services that will cancel said advances.

_____

s)   Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their nominal value.

Adjustment to common stock

Common stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. Common stock account was kept at nominal value and the adjustment arising from such restatement is shown under "Inflation Adjustment to common stock".

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under "Accumulated Retained earnings".

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Common stock and Adjustment to common stock balances.

Future dividends reserve

Corresponds to the remaining balance of the appropriation made by the Shareholders Meeting, for which a specific amount was intended to constitute a special future dividends reserve.

 In addition, the Shareholders delegated on the Company's Board of Directors the determination of the date and amount of the dividend distribution until the following Ordinary Shareholders' Meeting that will approve the financial statements as of December 31, 2013.

Future Capital Expenditures Reserve

The Company's Shareholders' Meeting allocates a specific amount to establish a special Reserve to develop the Company's investment activities.

Distribution of dividends

The cash dividend is recognized as a liability in the Company's financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders' Meeting, as appropriate.

Unappropriated retained earnings

Until December 2011, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above "Legal reserve".

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

t) Basic and diluted earnings per share

Basic earnings per share as of December 31, 2013 and 2012 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting policies are those that are most important to the portrayal of the Company's financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Company's results of operations. The Company's critical accounting policies are discussed below:

(a) Impairment of property, plant and equipment

The Company considers each of its business segments to be a single cash generating unit. Accordingly, the Company evaluates the carrying value of its property, plant and equipment on a segment-by-segment basis at the end of each fiscal year. In addition, the Company periodically evaluates the carrying value of its property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of liquids and purchase cost of natural gas used as raw material associated with the Liquids Production and Commercialization segment, (ii) estimates relating to the timing, type and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of the future costs to be incurred by the Company, (iv) the use of certain macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is the weighted average cost of capital ("WACC").

The Company recorded no impairment losses of components of property, plant and equipment at December 31, 2013 and 2012, and January 1, 2012.

Due to the uncertainties surrounding the Tariff Renegotiation process as described in Note 16.a), estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason the Company performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of its Natural Gas T ransportation business segment at the end of each year. TGS considered two different scenarios:

a) Scenario 1: the Company is able to reach an agreement with the Argentine government regarding a tariff increase ("Scenario 1"); and

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b) Scenario 2: the Company is unable to reach an agreement with the Argentine government, resulting in no tariff increase during the remaining term of our License, including the entire extension period ("Scenario 2").

As of December 31, 2013, TGS assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine government are also uncertain, TGS developed three different projected cash flow streams based on the timing, type and amount of the tariff increase based on the renegotiation process with the Argentine government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the overall probability of occurrence of 95% to each projected cash flow: 50%, 10% and 35%, respectively. Specific details of each cash flow stream as of December 31, 2013 were based on: (a) the status of the negotiations with the Argentine government, (b) the status of the legal actions initiated by TGS in order to obtain the implementation of the tariff increase included in the 2008 Transitional Agreement (the "2008 Transitional Agreement") and upheld by the Decree No. 1,918/09, (c) the current regulatory framework, (d) recent experiences and renegotiation agreements signed by other gas and electricity utility peers (e) management's expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with the *Unidad de Renegociación y Análisis de Contratos de Servicios Públicos* ("UNIREN"), which was accepted by TGS (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2013.

Up to 18% increase in the weighted probability of the pessimistic case (from 35% to 53%) and a 10% reduction in the probability of occurrence of the optimistic case (from 10% to 0%) and an 8% reduction in the probability of occurrence of the base case (50% to 42%) would not generate adjustment for impairment.

As mentioned in Note 22, effective April 1, 2014, the Company obtained a 20% increase in its tariffs confirming in part the Company's projected increases. This increase together with the changes in economic variables triggered a reevaluation of the impairment testing previously performed as of year end. As a result of this reevaluation the conclusion did not differ from the previous one and no impairment was necessary.

(b) Allowances for doubtful accounts

The Company provides for doubtful accounts relating to its accounts receivables. The allowance for doubtful accounts is based on management's evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

(c) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

6. SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the years ended December 31, 2013 and 2012 are presented below:

	2013	2012
Acquisition of property, plant and equipment through an increase in Trade payable	31,738	8,672
Financial charges capitalization	7,245	5,923

7. CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company's CODM is the Board of Directors.

The CODM evaluates the business based on the differences in the nature of the Company's products and services. The business segment information is reported consistently with the information reviewed by the Board of Directors. The amount reported for each segment item is the measure reported to the CODM for these purposes. This measure is the operating profit.

The Company analyzes its businesses into three segments: (i) *Natural Gas Transportation Services*, (ii) *Liquids Production and Commercialization* and (iii) *Other Services*. Liquids Production and Commercialization segment and Other Services segment are not regulated by ENARGAS.

Detailed information on each business segment for the years ended December 31, 2013 and 2012 is disclosed below:

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2013

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Total
Revenue from sales (1)	661,023	2,065,321	138,642	2,864,986
Cost of sales	(521,893)	(994,714)	(78,712)	(1,595,319)
Administrative expenses	(95,641)	(16,978)	(5,106)	(117,725)
Selling expenses	(28,606)	(404,599)	(24,159)	(457,364)
Other operating expenses	14,569	(2,127)	(388)	12,054
Operating profit	**29,452**	**646,903**	**30,277**	**706,632**
Depreciation of property, plant and equipment	(179,646)	(47,039)	(16,232)	(242,917)
Identifiable assets	4,974,062	783,159	315,689	6,072,910
Identifiable Liabilities	3,410,823	470,740	168,265	4,049,828

(1) Revenues from sales from Production and Commercialization of Liquids segment includes Ps. 53,467 of National Government subsidies.

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Total
External market	-	1,135,147	-	1,135,147
Local market	661,023	930,174	138,642	1,729,839

Year ended December 31, 2012

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Total
Revenue from sales (1)	603,355	1,835,738	135,875	2,574,968
Cost of sales	(473,413)	(791,110)	(87,211)	(1,351,734)
Administrative expenses	(79,040)	(13,330)	(1,898)	(94,268)
Selling expenses	(23,589)	(383,246)	(16,398)	(423,233)
Other operating expenses	(4,343)	355	22	(3,966)
Operating profit	**22,970**	**648,407**	**30,390**	**701,767**
Depreciation of property, plant and equipment	(173,338)	(44,918)	(15,414)	(233,670)
Identifiable assets	4,503,166	733,414	316,145	5,552,725
Identifiable Liabilities	2,956,157	454,641	108,061	3,518,859

(1) Revenues from sales from Production and Commercialization of Liquids segment includes Ps. 45,338 of National Government subsidies.

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Total
External market	-	1,044,733	-	1,044,733
Local market	603,355	791,005	135,875	1,530,235

8. SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a) Other receivables

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Tax credits (1)	28,761	40,013	54,159	41,163	488	63,239
Prepaid expenses	13,453	-	11,040	-	8,807	-
Advances to suppliers	99,435	-	67,401	-	61,001	-
Subsidies receivable	32,939	-	21,560	-	19,599	-
Tax to be recovered	-	-	-	-	1,276	-
Easements to be recovered	-	3,690	-	5,658	-	4,536
Others	30,490	4,126	13,417	3,987	9,493	4,671
Total	**205,078**	**47,829**	**167,577**	**50,808**	**100,664**	**72,446**

(1) As of December 31, 2013 and 2012 and January 1, 2012, includes Ps. 36,866, Ps. 38,214 and Ps. 60,291, respectively of income tax and VAT credits generated by the reversion of the tariff increase credit (See Note 16.a).

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The breakdown of other receivables based on its currency of origin is the following:

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Argentine Pesos	142,305	47,829	119,050	50,808	52,617	72,446
U.S. Dollars	44,051	-	31,028	-	42,054	-
Euros	18,722	-	17,499	-	5,993	-
Total	**205,078**	**47,829**	**167,577**	**50,808**	**100,664**	**72,446**

b) Trade receivables

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Commons						
Natural Gas Transportation	79,129	-	135,488	27,176	90,843	27,176
Production and Commercialization of Liquids	241,900	-	99,932	-	165,346	-
Other Services	43,584	38,136	42,004	48,057	30,303	52,111
Related parties						
Natural Gas Transportation	3,335	-	7,490	-	5,420	-
Production and Commercialization of Liquids	44,930	-	140,658	-	41,863	-
Other Services	9,826	-	27,670	-	10,646	-
Allowance for doubtful accounts	(4,121)	-	(4,124)	(27,176)	(3,997)	(27,176)
Total	**418,583**	**38,136**	**449,118**	**48,057**	**340,424**	**52,111**

The breakdown of trade receivables based on its currency of origin is the following:

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Argentine Pesos	197,399	38,136	248,289	45,576	176,047	45,945
U.S. Dollars	221,184	-	200,829	2,481	164,377	6,166
Total	**418,583**	**38,136**	**449,118**	**48,057**	**340,424**	**52,111**

The movement of the allowance for doubtful accounts is as follows:

Balances as of 01/01/2012	**31,173**
Additions (2)	127
Applications	-
Decreases	-
Balances as of 12/31/2012	**31,300**
Additions	-
Applications	(8,892)
Decreases (1)	(18,287)
Balances as of 12/31/2013	**4,121**

(1) Included in "Other operating expenses".

(2) Included in "Selling expenses".

c) Cash and cash equivalents

	12/31/2013	12/31/2012	01/01/2012
Cash and banks	112,297	87,141	234,209
Time deposits	778,218	486,859	21,370
Mutual funds	2,746	60,139	22,634
Bank account	551	58,905	68,439
Total	**893,812**	**693,044**	**346,652**

The breakdown of cash and cash equivalents based on its currency of origin is the following:

	12/31/2013	12/31/2012	01/01/2012
Argentine pesos	826,325	562,985	185,476
U.S. Dollars	67,487	130,059	161,176
Total	**893,812**	**693,044**	**346,652**

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

d) Advances from customers [1]

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Aluar Aluminio Argentino S.A.C.I. ("Aluar")	6,742	165,206	6,742	171,948	6,742	178,690
Fideicomiso de Gas	5,852	-	6,578	-	10,143	-
Total Austral S.A. ("Total Austral")	4,770	10,335	4,770	15,105	4,770	19,875
YPF	-	13,498	-	9,571	-	-
Pan American Sur S.A. ("PAS")	3,180	6,890	3,180	66,825	3,180	12,069
Pan American Energy S.R.L. ("PAE")	-	64,821	-	-	-	70,287
PBB Polisur S.A. ("Polisur")	-	45,559	-	-	-	-
Others	4,800	5,596	3,369	16,113	4,373	205
Total	**25,344**	**311,905**	**24,639**	**279,562**	**29,208**	**281,126**

[1] They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance will be settled with the effective rendering of firm transportation service.

The breakdown of advances from customers based on its currency of origin is the following:

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Argentine Pesos	25,344	311,905	14,610	279,562	20,424	280,796
U.S. Dollars	-	-	10,029	-	8,784	330
Total	**25,344**	**311,905**	**24,639**	**279,562**	**29,208**	**281,126**

e) Other payables

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Dividends payable	-	-	145,368	-	-	-
Provisions for GdE lawsuit	-	-	-	-	3,317	-
Negative investment in associate	3,058	-	2,164	-	1,977	-
Provision for compensation for the Board of Directors and Supervisory Commitee	1,077	-	863	-	800	-
Others	1,644		1,632	-	1,627	-
Total	**5,779**	-	**150,027**	-	**7,721**	-

Other payables are denominated in pesos.

f) Taxes payables

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
VAT	-	-	-	-	2,579	-
Tax on exports	34,539	-	36,884	-	18,080	-
Others	13,946	-	8,088	-	6,353	-
Total	**48,485**	-	**44,972**	-	**27,012**	-

Taxes payables are denominated in pesos.

g) Trade payables

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Suppliers	309,521	-	306,892	-	237,090	-
Customers (credit balances)	48,032	-	36,550	-	26,693	-
Related companies	27,386	-	18,907	-	27,756	-
Total	**384,939**	-	**362,349**	-	**291,539**	-

The breakdown of trade payables based on its currency of origin is the following:

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Argentine Pesos	316,612	-	322,339	-	245,572	-
U.S. Dollars	68,327	-	40,010	-	45,911	-
Euros	-	-	-	-	56	-
Total	**384,939**	-	**362,349**	-	**291,539**	-

h) Cost of sales

	2013	2012
Inventories at the beginning of the year	54,282	7,588
Natural gas purchases	744,249	681,768
Operating costs (Note 8.i.)	804,144	716,660
Inventories at the end of the year	(7,356)	(54,282)
Total	**1,595,319**	**1,351,734**

(Stated in thousands of pesos as described in Note 3)

i) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law

	2013					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	305,657	169,043	60,064	58,276	18,274	-
Social security taxes	55,159	27,184	10,736	13,290	3,949	-
Compensation to Directors and Supervisory Committee	2,957	-	-	2,957	-	-
Professional services fees	15,321	355	862	13,527	577	-
Technical operator assistance fees	52,952	6,425	46,527	-	-	-
Materials	18,790	5,886	12,904	-	-	-
Third parties services	30,706	11,140	14,801	4,765	-	-
Telecommunications and post expenses	2,847	474	595	1,569	209	-
Rents	1,354	310	95	882	67	-
Transports and freight	10,694	7,634	2,875	178	7	-
Easements	18,172	18,172	-	-	-	-
Offices supplies	1,068	362	131	444	131	-
Travels expenses	3,981	2,190	636	836	319	-
Insurance	15,733	9,099	5,491	1,117	26	-
Property, plant and equipment maintenance	83,193	54,970	25,807	2,025	391	-
Depreciation of property, plant and equipment	242,917	166,326	63,271	13,320	-	-
Taxes and contributions	488,549	43,793	10,904	784	433,068 (1)	-
Advertising	45	-	-	-	45	-
Banks expenses	1,050	-	-	1,007	43	-
Interests expense	230,807	-	-	-	-	230,807
Foreign exchange loss	626,979	-	-	-	-	626,979
Other expenses and financial charges	22,640	-	-	-	-	22,640
Derivative financial instruments results	(38,025)					(38,025)
Costs of services rendered to third parties	16,571	-	16,571	-	-	-
Transactions among business segments	-	(6,603)	6,603	-	-	-
Other expenses	11,517	5,148	3,363	2,748	258	-
Year ended December 31, 2013	2,221,634	521,908	282,236	117,725	457,364	842,401

(1) Includes tax on exports of Ps. 363,435 for the year ended December 31, 2013.

(Stated in thousands of pesos as described in Note 3)

	2012					
		Operating expenses				
Rubro	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	241,779	135,693	45,275	46,331	14,480	-
Social security taxes	43,260	21,574	8,131	10,196	3,359	-
Compensation to Directors and Supervisory Committee	2,322	-	-	2,322	-	-
Professional services fees	14,564	700	553	12,787	524	-
Technical operator assistance fees	52,046	25,370	26,676	-	-	-
Materials	14,389	4,722	9,667	-	-	-
Third parties services	24,873	8,332	12,087	4,454	-	-
Telecommunications and post expenses	2,434	371	665	1,286	112	-
Rents	1,230	288	180	709	53	-
Transports and freight	9,051	6,395	2,517	139	-	-
Easements	15,605	15,605	-	-	-	-
Offices supplies	977	287	93	491	106	-
Travels expenses	3,662	2,013	775	634	240	-
Insurance	13,486	8,186	4,857	422	21	-
Property, plant and equipment maintenance	75,068	50,354	22,915	1,524	275	-
Depreciation of property, plant and equipment	233,670	163,293	60,332	10,045	-	-
Taxes and contributions	443,464	31,863	7,946	477	403,179 (1)	-
Advertising	545	-	-	-	545	-
Doubtful accounts	127	-	-	-	127	-
Banks expenses	799	-	-	764	35	-
Interests expense	185,294	-	-	-	-	185,294
Foreign exchange loss	239,121	-	-	-	-	239,121
Other expenses and financial charges	23,759	-	-	-	-	23,759
Derivative financial instruments results	-					-
Costs of services rendered to third parties	32,381	-	32,381	-	-	-
Transactions among business segments	-	(6,101)	6,101	-	-	-
Other expenses	8,428	4,468	2,096	1,687	177	-
Year ended December 31, 2012	1,682,334	473,413	243,247	94,268	423,233	448,174

(1) Includes tax on exports of Ps. 357,409 for the year ended December 31, 2012.

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j) Net financial results

	2013	2012
Financial income		
Interest income	150,691	35,656
Foreign exchange gain	158,981	70,090
Subtotal	**309,672**	**105,746**
Financial expenses		
Interest expense	(230,807)	(190,288)
Foreign exchange loss	(626,979)	(239,121)
Derivative financial instrument results	38,025	-
Other financial charges	(29,885)	(24,689)
Less: Amounts capitalised on qualifying assets	7,245	5,924
Subtotal	**(842,401)**	**(448,174)**
Total	**(532,729)**	**(342,428)**

k) Other operating expenses

	2013	2012
Net decrease / (increase) in provisions	16,916	(6,163)
Others	(4,862)	2,197
Total	**12,054**	**(3,966)**

l) Other financial assets at fair value through profit or loss

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Public bonds	112,100	-	-	-	-	-
Mutual funds	139,634	-	-	-	-	-
Private bonds (Note 18.c)	-	19,155				
Total	**251,734**	**19,155**	**-**	**-**	**-**	**-**

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

	12/31/2013		12/31/2012		01/01/2012	
	Current	Non-current	Current	Non-current	Current	Non-current
Argentine pesos	142,108	-	-	-	-	-
U.S. Dollars	109,626	19,155	-	-	-	-
Total	**251,734**	**19,155**	**-**	**-**	**-**	**-**

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

9. INVESTMENTS IN ASSOCIATES

	12/31/2013		12/31/2012	01/01/2012
	Cost value	Book value	Book value	Book value
EGS	116	1,928	1,690	1,498
TGU	5	1,668	1,528	1,328
Subtotal	**121**	**3,596**	**3,218**	**2,826**
Link (1)	503	(3,058)	(2,164)	(1,977)
Total	**624**	**538**	**1,054**	**849**

(1) Included in Other payables

As of the date of issuance of these financial statements, none of the associates have distributed dividends and there were no changes in their capital.

10. (LOSS) / PROFIT FROM ASSOCIATES

	2013	2012
EGS	238	192
TGU	140	200
Link	(894)	(187)
Total	**(516)**	**205**

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

11. PROPERTY, PLANT AND EQUIPMENT

	12/31/2013											12/31/2012
	Cost					Depreciation						
Main account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value	Net book value
Pipelines	3,583,938	2,210	-	26,129	3,612,277	1,263,152	-	85,499	2.2	1,348,651	2,263,626	2,320,786
Compressor plants	1,322,490	-	-	31,596	1,354,086	699,420	-	62,852	3,3 to 25	762,272	591,814	623,070
Other industrial plants	2,868	-	-	-	2,868	260	-	98	3.3	358	2,510	2,608
Stations of regulation and/or measurement of pressure	124,787	-	-	1,616	126,403	72,504	-	5,136	4.0	77,640	48,763	52,283
Other technical installations	28,342	-	-	-	28,342	18,019	-	1,008	6.7	19,027	9,315	10,323
Subtotal assets related to gas transportation service	5,062,425	2,210	-	59,341	5,123,976	2,053,355	-	154,593		2,207,948	2,916,028	3,009,070
Assets related to gas upstream service	198,378	-	665	7,371	205,084	95,959	147	7,857	2,2 to 25	103,669	101,415	102,419
Assets related to liquids production and commercialization service	648,348	-	-	28,763	677,111	441,704	-	41,902	5.9	483,606	193,505	206,644
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279	6,279
Buildings and constructions	182,031	-	-	2,634	184,665	88,937	-	4,261	2.0	93,198	91,467	93,094
Fittings and features in building	5,692	-	-	-	5,692	3,242	-	297	4.0	3,539	2,153	2,450
Machinery, equipment and tools	39,034	1,752	-	2,250	43,036	33,596	-	1,345	6,7 to 20	34,941	8,095	5,438
Computers and Telecommunication systems	343,322	-	-	20,052	363,374	241,719	-	22,716	6,7 to 20	264,435	98,939	101,603
Vehicles	24,621	3,599	98	-	28,122	16,987	98	2,321	10 and 20	19,210	8,912	7,634
Furniture	13,122	9	-	16	13,147	12,541	-	104	10	12,645	502	581
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	83,712	-	7,521	4	91,233	86,039	93,560
Materials	176,850	104,125	3,373	(50,901)	226,701	-	-	-	-	-	226,701	176,850
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254	12,254
Works in progress	130,155	153,990	-	(69,526)	214,619	-	-	-	-	-	214,619	130,155
Total 2013	7,021,401	265,685	4,136	-	7,282,950	3,073,370	245	242,917		3,316,042	3,966,908	
Total 2012	6,858,118	200,944	37,661	-	7,021,401	2,855,065	15,365	233,670		3,073,370		3,948,031

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	12/31/2012											01/01/2012
	Cost					Depreciation						
Main account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value	Net book value
Pipelines	3,559,857	-	-	24,081	3,583,938	1,176,953	-	86,199	2.2	1,263,152	2,320,786	2,382,904
Compressor plants	1,289,791	-	33,704	66,403	1,322,490	656,212	14,010	57,218	3,3 a 25	699,420	623,070	613,979
Other industrial plants	1,003	-	-	1,865	2,868	167	-	93	3.3	260	2,608	836
Stations of regulation and/or measurement of pressure	122,568	-	-	2,219	124,787	67,397	-	5,107	4.0	72,504	52,283	55,171
Other technical installations	23,988	-	-	4,354	28,342	17,105	-	914	6.7	18,019	10,323	6,883
Subtotal assets related to gas transportation service	4,997,207	-	33,704	98,922	5,062,425	1,917,834	14,010	149,531		2,053,355	3,009,070	3,059,773
Assets related to gas upstream service	127,439	-	-	70,939	198,378	88,627	-	7,332	2,2 a 25	95,959	102,419	38,812
Assets related to liquids production and commercialization service	623,003	89	-	25,256	648,348	401,727	-	39,977	5.9	441,704	206,644	221,276
Lands	5,637	-	-	642	6,279	-	-	-	-	-	6,279	5,637
Buildings and constructions	178,287	-	-	3,744	182,031	84,715	-	4,222	2.0	88,937	93,094	93,572
Fittings and features in building	5,550	-	-	142	5,692	2,946	-	296	4.0	3,242	2,450	2,604
Machinery, equipment and tools	37,789	1,245	-	-	39,034	32,102	-	1,494	6,7 a 20	33,596	5,438	5,687
Computers and Telecommunication systems	323,029	-	-	20,293	343,322	220,479	-	21,240	6,7 a 20	241,719	101,603	102,550
Vehicles	21,027	4,931	1,337	-	24,621	16,341	1,303	1,949	10 y 20	16,987	7,634	4,686
Furniture	13,186	-	64	-	13,122	12,485	52	108	10	12,541	581	701
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	76,191	-	7,521	4	83,712	93,560	101,081
Materials	148,203	76,213	2,556	(45,010)	176,850	-	-	-	-	-	176,850	148,203
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254	12,254
Works in progress	186,617	118,466	-	(174,928)	130,155	-	-	-	-	-	130,155	186,617
Total	6,858,118	200,944	37,661	-	7,021,401	2,855,065	15,365	233,670		3,073,370	3,948,031	3,983,453

12. LOANS

Short-term and long-term loans as of December 31, 2013 and 2012 and January 1, 2012 comprise the following:

	12/31/2013	12/31/2012	01/01/2012
Current loans:			
2007 EMTN Program: Series 1 notes	609,753	-	-
Interests payable 2007 EMTN Program	24,009	18,092	15,846
Other loans	12,164	4,477	-
Issuance expenses	(930)	(930)	(930)
Total current loans	**644,996**	**21,639**	**14,916**
Non-current loans:			
2007 EMTN Program: Series 1 notes	1,829,258	1,837,954	1,609,799
Other loans	33,602	15,556	-
Issuance expenses	(629)	(1,559)	(2,489)
Total non-current loans	**1,862,231**	**1,851,951**	**1,607,310**
Total loans	**2,507,227**	**1,873,590**	**1,622,226**

The breakdown of loans based on its currency of origin is the following:

	12/31/2013	12/31/2012	01/01/2012
Argentine pesos	44,204	17,541	-
U.S. Dollars	2,463,023	1,856,049	1,622,226
Total loans	**2,507,227**	**1,873,590**	**1,622,226**

The activity of the loans as of December 31, 2013 and 2012 is the following:

	2013	2012
Beginning balance	1,873,590	1,622,226
Proceeds of loans	30,000	20,000
Accrued interest	175,219	150,841
Effect of foreign exchange rate change	601,668	217,292
Payment of loans	(4,444)	-
Interest paid	(168,806)	(136,769)
Ending balance	**2,507,227**	**1,873,590**

The maturities of the current and non-current loans as of December 31, 2013 are as follows:

	2013
Less 1 year	645,926
From 1 to 2 years	1,251,696
From 2 to 3 years	611,164
Over 3 years	-
Ending balance	**2,508,786** [1]

[1] Excluding issuance expenses

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of a global program for the issuance of new notes up to a maximum aggregate amount of US$ 650.0 million (the "2007 Global Program"). The 2007 Global Program was authorized by the CNV on January 18, 2007.

Accordingly, between May and June 2007, the Company refinanced its outstanding indebtedness through the issuance of US$500.0 million new notes (the "2007 Notes"), the early prepayment of its outstanding debt through an exchange offer, the cancellation of outstanding notes which did not participate in the exchange offer and cancellation of bank loans. The 2007 Notes have a coupon rate of 7.875%, with interest being paid semiannually, and maturity date of May 2017. Principal on the 2007 Notes is to be paid in four equal annual installments

beginning in May 2014 until maturity. The 2007 Notes are traded in the *Bolsa de Comercio de Buenos Aires* ("BCBA"), the *Mercado Abierto Electrónico* ("MAE") and the Euro MTF of the Luxembourg Exchange.

The Company's goal in issuing these notes was to improve the Company's financial indebtedness profile and to ease the restrictions imposed by the prior debt restructured in 2004, including but not limited to dividend distribution, additional indebtedness and capital expenditures.

Moreover, between August 2008 and August 2010, considering favorable conditions in the market, the Company reduced its financial indebtedness through the cancellation of a portion of the 2007 Notes for an aggregate amount of US$ 125,976,000, which had previously been purchased on the market at a lower price. As of December 31, 2013, the Company's financial indebtedness amounts to US$ 374,024,000. Principal payments will amount to US$ 93,506,000 each.

The fair value of the 2007 Notes is based on a discounted cash flow at an effective interest rate of 7.942%.

Covenants:

The 2007 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividends, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2007 Notes as of the date of issuance of these financial statements.

The foregoing limitations are subject to exceptions as set forth in the Indenture. For example, the Company may incur in additional indebtedness as long as (i) after issuing it, the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1; (ii) it is incurred to refinance outstanding debt and (iii) it is originated in advances from customers.

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2007 Notes, and (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

Other Loans:

On August 24, 2012, the Company entered into a loan with Santander Rio Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.01% payable on a monthly basis. The loan has a repayment schedule with nine quarterly installments as from August 26, 2013 and final maturity in August 2015.

On November 22, 2013, the Company entered into a loan with Itau Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 25 equal and monthly installments and final maturity in November 2016. The first installment is in November 2014.

On December 3, 2013, the Company entered into a loan with Macro Bank for Ps. 10.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 34 monthly installments as from July 2014 and final maturity in April 2017.

The current terms of the Company's interest- bearing borrowings as of December 31, 2013 has been reviewed and compared to the market pricing at year's end, and the carrying value is considered to represent a reasonable approximation to fair value.

13. INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Estimated current income tax expense	(95,493)	(172,196)
Deferred income tax	29,612	45,399
Income tax expense	**(65,881)**	**(126,797)**

The analysis of the net deferred tax liabilities is as follows:

	2013	2012
Deferred tax asstes:		
Deferred tax assets to be recovered after more than 12 months	51,679	49,371
Deferred tax assets to be recovered after more than 12 months	17,192	19,683
Deferred tax liabilities:		
Deferred tax liabilities to be recovered after more than 12 months	(556,295)	(594,277)
Deferred tax liabilities to be recovered after more than 12 months	(40,465)	(32,278)
Deferred tax liabilities, net	**(527,889)**	**(557,501)**

The components of the net deferred tax assets and liabilities as of December 31, 2013 and 2012 and January 1, 2012 are the following:

Deferred tax assets	Allowance for doubtful accounts	Tax credits discounted value loss	Account receivables discounted value	Other provisions	Provisions for legal claims	Income tax loss carryforward	Total
As of January 1, 2012 [1]	**1,175**	**3,347**	**-**	**2,343**	**46,406**	**1,424**	**54,695**
Charge in results	44	7,603	3,568	1,603	2,965	(1,424)	14,359
As of December 31, 2012 [1]	**1,219**	**10,950**	**3,568**	**3,946**	**49,371**	**-**	**69,054**
Charge in results	(1)	1,040	(3,530)	-	2,308	-	(183)
As of December 31, 2013 [1]	**1,218**	**11,990**	**38**	**3,946**	**51,679**	**-**	**68,871**

[1] Net of deferred tax asset of Ps. 69, Ps. 67 and Ps. 1,548 recorded under "Deferred tax asset" as of December 31, 2013 and 2012, and January 1, 2012, respectively.

Deferred tax liabilities	Deferred sales	Loans	Property, plant and equipment	Cash and cash equivalents	Total
As of January 1, 2012	**(356)**	**(1,197)**	**(656,033)**	**(9)**	**(657,595)**
Charge in results	119	325	30,698	(102)	31,040
As of December 31, 2012	**(237)**	**(872)**	**(625,335)**	**(111)**	**(626,555)**
Charge in results	142	326	31,058	(1,731)	29,795
As of December 31, 2013	**(95)**	**(546)**	**(594,277)**	**(1,842)**	**(596,760)**

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2013 and 2012 as follows:

	2013	2012
Pre-tax income	173,387	359,544
Statutory income tax rate	35%	35%
Pre-tax income at statutory income tax rate	(60,685)	(125,840)
Tax effects due to:		
-Non-deductible expenses	(5,196)	(957)
Income tax expense	**(65,881)**	**(126,797)**

14. PROVISIONS

	For legal claims and others [1]
Balances as of 1/01/2012	130,764
Additions	15,982 [2]
Uses	(84)
Decreases	(2,608) [4]
Balances as of 12/31/2012	144,054
Additions	27,939 [3]
Uses	(18,547)
Decreases	(10,034) [4]
Balances as of 12/31/2013	143,412

[1] See Note 8.k) and Note 18.

[2] Ps. 8,771 are included in "Other operating expenses" and Ps. 7,211 in "Financial expenses"

[3] Ps. 11,405 are included in "Other operating expenses" and Ps. 16,534 in "Financial expenses"

[4] The total amount of the uses is recorded in "Other operating expenses"

15. FINANCIAL RISK MANAGEMENT

1. *Financial risk factors*

The Company's activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk. To that extent, the Company has different policies adopted to mitigate its exposure to financial risks.

1.1 Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently pesified on a one-to-one basis (at an exchange rate of Ps. l.00 = US$ l.00) from January 2002 as mandated by Public Emergency and Reform of the Foreign Exchange System Law (the "Public Emergency Law"). On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 90% of the segment's total revenues for both the years ended December 31, 2013 and 2012. Total revenues denominated in Argentine Pesos accounted for 29% and 30% for the years ended December 31, 2013 and 2012, respectively.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2013, and 2012 would have decreased the Company's income before tax for the year in approximately Ps. 187,569 and Ps. 140,317, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. Actual results may differ significantly from these theoretical sensitivity scenarios.

	12/31/2013	12/31/2012
Net Liabilities position		
U.S. Dollars	287,018	284,705
Total	**287,018**	**284,705**
Decrease of financial results		
Argentine Pesos	187,569	140,317
Total	**187,569**	**140,317**

During the year ended December 31, 2013, the Company entered into both US dollar forward purchase contracts as well as US dollar-linked mutual fund investments in order to cover the risk exposure associated with foreign exchange rate movements on its financial indebtedness. The fair value of the forwards was Ps. 26,500 as of

December 31, 2013. The Company has not performed any derivative transactions of this type during the year ended December 31, 2012.

As of February 10, 2014, the US dollar appreciated approximately 20% against the Argentine peso. Given the net liability position as of December 31, 2013, other factors being constant, this 20% appreciation of the US dollar against the Argentine Peso increased the Company's financial expense in Ps. 246,289, net of tax. As of the date of these financial statements, the Company continued its strategy of closing US dollar forward purchase contracts and/or other transactions aimed at mitigating its overall foreign exchange risk exposure.

1.2 Interest rate risk

The Company's interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The interest rate profile of the Company's borrowings is set out in Note 12.

Currently, the Company's exposure to cash flow interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates.

As far as interest-bearing financial assets, the exposure to interest rate risk is limited to the financial assets of the Company which bear variable interest rate. Most of the financial assets of the Company bear fix rate interests.

The following table shows a breakdown of the Company's fixed-rate and floating-rate financial assets and liabilities as of December 31, 2013:

	Financial assets [1]	Financial liabilities [2]
Fix interest rate	976,048	2,508,786
Variable interest rate	48,690	-
Total	1,024,738	2,508,786

[1] Includes time deposits, bank accounts, trade receivables and the loan granted to Pampa Energía which bear interests ast 6.8% plus VAT. Trade receivables do not bear interests except for Ps. 3,677 which bear interests at 5.52% semmi-annual rate and Ps. 48,140 which bears CER plus a spread of 8%.

[2] Includes loans and excludes issuance expenses.

In view of the nature of the Company's financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sale prices of propane, butane and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the propane and butane ("LPG") and NWE ARA for the natural gasoline). These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of companies engaged in this business.

Based on the volume of sales for the years ended December 31, 2013 and 2012, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of propane and butane and natural gasoline, respectively, would have decreased the Company's net comprehensive income in its Liquids Production and Commercialization segment in Ps. 36,723 and Ps. 32,626, respectively.

A US$ 50/ton increase would have an equal and opposite effect on the statement of comprehensive income.

The Company does not currently use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

On the other hand, the price at which the Company sells ethane to PBB Polisur S.A. ("Polisur") under an agreement expiring December 31, 2015 is subject to an annual adjustment process based on various factors including the Produce Price Index ("PPI"), natural gas price, the quality of the ethane shipped by the Company and the transportation tariffs and charges. Accordingly, the Company does not consider that the sale price of ethane poses a significant risk to the Company.

1.4 Credit risk

The Company's exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company's policy is to manage credit exposure to trading counterparties within defined trading limits.

If any of the Company's customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2013 and 2012, and January 1, 2012 the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

	12/31/2013	12/31/2012	01/01/2012
Current trade receivables	422,704	453,242	344,421
Non-current trade receivables	38,136	75,233	79,287
Allowances for doubtful accounts [1]	(4,121)	(31,300)	(31,173)
Total	**456,719**	**497,175**	**392,535**

[1] Corresponds to the best estimate made by TGS according to what is mentioned in Note 5.b.

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, and to Petrobras Argentina (one of the shareholders of CIESA). Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012	
	Revenues	Trade receivables	Revenues	Trade receivables
MetroGAS	183,724	18,108	184,288	67,357
Camuzzi Gas Pampeana S.A.	99,601	17,683	98,062	17,342
Gas Natural BAN S.A. ("BAN")	70,614	7,167	70,487	7,027
Petrobras Argentina	31,698	3,706	32,360	5,424
Camuzzi Gas del Sur S.A.	23,934	4,479	24,388	4,426

The Company's main customer in the Natural Gas Transportation segment, namely, MetroGAS, unilaterally extended in September 2012, the payment terms of its obligations towards the Company. The Company reached an agreement with MetroGAS in December 2013 which resulted in the collection of all of its outstanding receivable as of that date. For further information, see Note 18.c.

Significant customers in the Liquids Production and Commercialization segment are Petredec Limited ("Petredec"), Polisur, Petrobras Global Trading BV ("Petrobras Global") and Petroleo Brasileiro both related companies of Petrobras Argentina. Revenues from these customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012	
	Revenues	**Trade receivables**	**Revenues**	**Trade receivables**
Polisur	735,380	93,845	580,325	76,225
Petredec	411,127	131,329	342,757	-
Petroleo Brasileiro	343,150	39,573	256,447	47,020
Petrobras Global	373,791	-	487,314	89,835

Below is a detail of the maturities of the receivables net of allowances for doubtful accounts, cash and cash equivalents and other financial assets as of December 31, 2013 and 2012 and January 1, 2012:

	December 31, 2013		
	Cash and cash equivalent	**Other financial assets** [3]	**Receivables** [1] [2]
Without specified maturity	-	-	43,703
With specified maturity			
Overdue			
Until 12-31-2012	-	-	9,235
From 1-01-13 to 03-31-13	-	-	5,647
From 04-01-13 to 06-30-13	-	-	5,436
From 07-01-13 to 09-30-13	-	-	12,831
From 10-01-13 to 12-31-13	-	-	30,803
Total overdue	-	-	63,952
Non - Due			
From 1-01-14 to 03-31-14	893,812	278,234	545,253
From 04-01-14 to 06-30-14	-	-	9,456
From 07-01-14 to 09-30-14	-	-	2,500
From 10-01-14 to 12-31-14	-	-	2,500
During 2015	-	194,154	9,998
During 2016	-	-	14,127
During 2017	-	-	10,001
During 2018	-	19,155	4,339
From 2019 onwards	-	-	3,797
Total non-due	893,812	491,543	601,971
Total with specified maturity	893,812	491,543	665,923
Total	**893,812**	**491,543**	**709,626**

[1] The total amount of the receivables without specified maturity is recorded in Non-current assets.

[2] Includes trade receivables and other receivables.

[3] Includes Loans granted to related parties, derivative financial instruments and other financial assets at fair value through profit or loss.

	December 31, 2012		
	Cash and cash equivalent	Other financial assets [3]	Receivables [1] [2]
Without specified maturity	-	-	47,019
With specified maturity			
Overdue			
Until 12-31-2011	-	-	7,477
From 1-01-12 to 03-31-12	-	-	109
From 04-01-12 to 06-30-12	-	-	7,159
From 07-01-12 to 09-30-12	-	-	23,665
From 10-01-12 to 12-31-12	-	-	71,826
Total overdue	-	-	110,236
Non - Due			
From 1-01-13 to 03-31-13	693,044	-	490,748
From 04-01-13 to 06-30-13	-	-	7,778
From 07-01-13 to 09-30-13	-	-	2,898
From 10-01-13 to 12-31-13	-	138,523	5,035
During 2014	-	-	9,675
During 2015	-	-	15,942
During 2016	-	-	9,674
During 2017	-	-	9,674
From 2018 onwards	-	-	6,881
Total non-due	693,044	138,523	558,305
Total with specified maturity	693,044	138,523	668,541
Total	**693,044**	**138,523**	**715,560**

[1] The total amount of the receivables without specified maturity is recorded in Non-current assets.

[2] Includes Trade receivable and Other receivable.

[3] Includes Loans granted to related parties and Other financial assets at fair value through profit or loss.

	January 1, 2012		
	Cash and cash equivalent	Other financial assets [3]	Receivables [1] [2]
Without specified maturity	-	-	71,309
With specified maturity			
Overdue			
Until 12-31-2010	-	-	6,666
From 1-01-11 to 03-31-11	-	-	367
From 04-01-11 to 06-30-11	-	-	689
From 07-01-11 to 09-30-11	-	-	7,162
From 10-01-11 to 12-31-11	-	-	32,574
Total overdue	-	-	47,458
Non - Due			
From 1-01-12 to 03-31-12	346,652	-	379,083
From 04-01-12 to 06-30-12	-	-	6,829
From 07-01-12 to 09-30-12	-	-	2,095
From 10-01-12 to 12-31-12	-	112,640	4,385
During 2013	-	-	14,976
During 2014	-	-	10,458
During 2015	-	-	8,513
During 2016	-	-	8,513
From 2017 onwards	-	-	12,026
Total non-due	346,652	112,640	446,878
Total with specified maturity	346,652	112,640	494,336
Total	**346,652**	**112,640**	**565,645**

[1] The total amount of the receivables without specified maturity is recorded in Non-current assets.

[2] Includes Trade receivables and Other receivables.

[3] Includes Loans granted to related parties and Other financial assets at fair value through profit or loss.

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

Concept	(In thousands of pesos)	Credit rating
Time deposits	426,463	BBB
Time deposits	75,838	BBB-
Time deposits	158,379	B-
Time deposits	117,536	CCC+
Mutual funds	32	AAA
Mutual funds	137	AA+
Mutual funds	2,475	AA
Mutual funds	102	AA1
Mutual funds	10,287	A+
Mutual funds	129,347	A
Public Bonds	112,100	B-
Private Bonds	19,155	CCC

1.5 Liquidity risk

The Company is exposed to liquidity risks, including: risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Company's cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources and close oversight of cash flows projections. The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations.

The table below includes a detail of the maturities of the obligations corresponding to loans, taxes payables, payroll and social taxes payables, income tax payable, trade payables, except negative investment in associates as of December 31, 2013 and 2012 and January 1, 2012. The amounts disclosed in the table are the contractual undiscounted cash flows.

	December 31, 2013	
	Loans	Other liabilities [1]
Without specified maturity	-	1,224
With specified maturity		
Overdue		
Until 12-31-2012	-	46,483
From 1-01-13 to 03-31-13	-	402
From 04-01-13 to 06-30-13	-	402
From 07-01-13 to 09-30-13	-	402
From 10-01-13 to 12-31-13	-	411
Total overdue	-	48,100
Non - Due		
From 1-01-14 to 03-31-14	3,917	455,535
From 04-01-14 to 06-30-14	709,642	29,123
From 07-01-14 to 09-30-14	4,471	
From 10-01-14 to 12-31-14	79,199	
During 2015	753,809	
During 2016	696,284	
During 2017	635,218	
During 2018	-	
From 2019 onwards	-	
Total non-due	2,882,540	484,658
Total with specified maturity	2,882,540	532,758
Total	**2,882,540**	**533,982**

[1] The total amount of Other Liabilities without specified maturity corresponds to Current liabilities.

F-46

| | January 1, 2012 | |
	Loans	Other liabilities [1]
Without specified maturity	-	4,541
With specified maturity		
Overdue		
Until 12-31-2010	-	44,150
From 1-01-11 to 03-31-11	-	1,098
From 04-01-11 to 06-30-11	-	1,100
From 07-01-11 to 09-30-11	-	1,103
From 10-01-11 to 12-31-11	-	1,111
Total overdue	-	48,562
Non - Due		
From 1-01-12 to 03-31-12	-	323,671
From 04-01-12 to 06-30-12	63,738	22,709
From 07-01-12 to 09-30-12	-	-
From 10-01-12 to 12-31-12	64,442	-
During 2013	127,828	-
During 2014	514,167	-
During 2015	482,210	-
During 2016	450,429	-
From 2017 onwards	418,296	-
Total non-due	2,121,110	346,380
Total with specified maturity	2,121,110	394,942
Total	**2,121,110**	**399,483**

[1] The total amount of Other Liabilities without specified maturity corresponds to Current liabilities.

1.6 Capital risk management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal credit quality and capital structure to reduce the cost of capital.

The Company seeks to maintain a level of cash generation from operating activities, which may allow it to meet all of its commitments.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total financial debt (including current and non-current loans as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt.

During the year ended December 31, 2013 and 2012, the gearing ratio was as follows:

	2013	2012
Total Loans (Note 12)	2,507,227	1,873,590
Total equity	2,023,082	2,033,867
Total capital	**4,530,309**	**3,907,457**
Gearing ratio	**0.55**	**0.48**

2 FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1 Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.e. According to the provisions of IFRS 7 and IAS 32, non-financial assets and liabilities such as property, plant and equipment, investments in associates, inventories, advances from customers, deferred income tax and provisions are not included.

The categories of financial assets and liabilities as of December 31, 2013 and 2012 and January 1, 2012 are as follows:

	December 31, 2013			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	418,583	418,583
Other receivables [(1)]	-	-	63,429	63,429
Derivative financial instruments	26,500	-	-	26,500
Other current financial assets at fair value through profit or loss	251,734	-	-	251,734
Cash and cash equivalents	2,746	778,218	112,848	893,812
Total current assets	**280,980**	**778,218**	**594,860**	**1,654,058**
NON-CURRENT ASSETS				
Trade receivables	-	-	38,136	38,136
Other receivables	-	-	47,829	47,829
Loans to related parties	-	-	194,154	194,154
Other current financial assets at fair value through profit or loss	19,155	-	-	19,155
Total non-current assets	**19,155**	**-**	**280,119**	**299,274**
Total assets	**300,135**	**778,218**	**874,979**	**1,953,332**

			Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	384,939	384,939
Loans	-	-	644,996	644,996
Payroll and social security taxes payables	-	-	67,020	67,020
Tax payables	-	-	48,485	48,485
Income tax expense	-	-	27,759	27,759
Other payables	-	-	2,721	2,721
Total current liabilities	**-**	**-**	**1,175,920**	**1,175,920**
NON-CURRENT LIABILITIES				
Loans	-	-	1,862,231	1,862,231
Total non-current liabilities	**-**	**-**	**1,862,231**	**1,862,231**
Total liabilities	**-**	**-**	**3,038,151**	**3,038,151**

(1) Tax credits, prepaid expenses and advances from suppliers are excluded from the other receivables balance, as this analysis is required only for financial instruments.

	December 31, 2012			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	449,118	449,118
Other receivables [(1)]	-	-	34,977	34,977
Loans granted to related parties	-	-	138,523	138,523
Cash and cash equivalents	60,139	486,859	146,046	693,044
Total current assets	**60,139**	**486,859**	**768,664**	**1,315,662**
NON-CURRENT ASSETS				
Trade receivables	-	-	48,057	48,057
Other receivables	-	-	50,808	50,808
Total non-current assets	**-**	**-**	**98,865**	**98,865**
Total assets	**60,139**	**486,859**	**867,529**	**1,414,527**

			Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	362,349	362,349
Loans	-	-	21,639	21,639
Payroll and social security taxes payables	-	-	53,221	53,221
Tax payables	-	-	44,972	44,972
Income tax expense	-	-	28,876	28,876
Other payables	-	-	147,863	147,863
Total current liabilities	**-**	**-**	**658,920**	**658,920**
NON-CURRENT LIABILITIES				
Loans	-	-	1,851,951	1,851,951
Total non-current liabilities	**-**	**-**	**1,851,951**	**1,851,951**
Total liabilities	**-**	**-**	**2,510,871**	**2,510,871**

[(1)] Tax credits, prepaid expenses and advances from suppliers are excluded from the other receivables balance, as this analysis is required only for financial instruments.

	January 1, 2012			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	340,424	340,424
Other receivables [(1)]	-	-	30,368	30,368
Loans granted to related parties	-	-	112,640	112,640
Cash and cash equivalents	22,634	21,370	302,648	346,652
Total current assets	**22,634**	**21,370**	**786,080**	**830,084**
NON-CURRENT ASSETS				
Trade receivables	-	-	52,111	52,111
Other receivables	-	-	72,446	72,446
Total non-current assets	**-**	**-**	**124,557**	**124,557**
Total assets	**22,634**	**21,370**	**910,637**	**954,641**

			Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	291,539	291,539
Loans	-	-	14,916	14,916
Payroll and social security taxes payables	-	-	53,064	53,064
Tax payables	-	-	27,012	27,012
Income tax expense	-	-	22,124	22,124
Other payables	-	-	5,744	5,744
Total current liabilities	**-**	**-**	**414,399**	**414,399**
NON-CURRENT LIABILITIES				
Loans	-	-	1,607,310	1,607,310
Total non-current liabilities	**-**	**-**	**1,607,310**	**1,607,310**
Total liabilities	**-**	**-**	**2,021,709**	**2,021,709**

[(1)] Tax credits, prepaid expenses and advances from suppliers are excluded from the other receivables balance, as this analysis is required only for financial instruments.

2.2 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

- Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BCBA. Additionally within this level, the Company included derivative financial instruments because the settlement date thereof coincided with the closing date of the fiscal year. For the calculation of fair value, the corresponding quoted price was obtained.

- Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices).

- Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2013 and 2012 and January 1, 2012:

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Financial assets at fair value				
Cash and cash equivalents	2,746	-	-	2,746
Other current financial assets at fair value through profit or loss	251,734	-	-	251,734
Derivative financial instruments	26,500	-	-	26,500
Other non-current financial assets	19,155	-	-	19,155
Total	**300,135**	**-**	**-**	**300,135**

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Financial assets at fair value				
Cash and cash equivalents	60,139	-	-	60,139
Total	**60,139**	**-**	**-**	**60,139**

	January 1, 2012			
	Level 1	Level 2	Level 3	Total
Financial assets at fair value				
Cash and cash equivalents	22,634	-	-	22,634
Total	**22,634**	**-**	**-**	**22,634**

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2013 and 2012, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 EMTN Program series notes at December 31, 213 and 2012 based on their quoted market price:

	2013	2012
Carrying amount	2,463,020	1,856,046
Fair value	2,004,553	1,508,960

16. REGULATORY FRAMEWORK

a) General framework and current tariff context:

TGS' Natural Gas Transportation business is regulated by Law No. 24,076 ("the Natural Gas Act"), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the "Regulatory Framework"). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index ("PPI") and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The "efficiency factor" is a reduction to the base tariff resulting from future efficiency programs while the "investment factor" increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on U.S. dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch (the "Executive Branch") power to renegotiate contracts entered into with private utility companies, pursuant to the

framework included in the said law as long as it is in force, which will expire in December 31, 2015, after several extensions.

In July 2003, the UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS"). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS's and its shareholders' abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required TGS and its shareholders' abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company was determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Group (as CIESA's shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine government. Furthermore, Ponderosa Assets L.P. ("Ponderosa"), as TGS and CIESA's indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine government before the International Center for the Settlement of Investment Disputes ("ICSID") under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (formerly Enron Corp) and Ponderosa Assets filed a new claim against the Argentine government before the ICSID. In June 2011, the Tribunal that will hear the case was constituted.

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the "Call Option Agreement" signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. On January 13, 2014, by agreement of the disputing parties, the legal action of Enron Corp. and Ponderosa Assets LP held against the Argentine government before the ICSID was suspended until July 12, 2014.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. The total of the investment plan had been executed with TGS' own funds. On September 6, 2011, the investment plan was considered completed by ENARGAS.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat ("SCyCG"), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, TGS filed an *acción de amparo* (a summary proceeding to guarantee constitutional rights) against ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 TGS was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the

retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the *acción de amparo* filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Public Emergency Law, to which end UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Argentine government in connection with or arising from the renegotiation process of remuneration under the License Agreement. On November 18, 2010, TGS decided to authorize the suspension of the *acción de amparo* mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board of Directors before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated financial statements, TGS has not received any favorable response in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said body, and for ENARGAS to decide within a 60 business day term from receipt of said documents, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the transitional tariff chart stipulated therein. TGS and ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted. On August 25, 2011, the SCyCG returned to ENARGAS the administrative documents giving notice of Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby TGS recorded the fulfillment of the court action by the SCyCG. Since June 25, 2012, the legal proceedings are ongoing at National General Attorney's Office, the body which they were referred to by the Supreme Court of Justice for a prior intervention before the issuance of its ruling.

After over one year had elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspension effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of TGS resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to the Company's right resulting from the Decree No. 1,918/09.

According to the 2008 Transitional Agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2015. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was accepted by TGS allowing UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the *Comisión Nacional de Defensa de la Competencia* ("CNDC") regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine government mentioned above –the last was until July 12, 2014-, and formally required the order of quick sentence.

The License establishes, among other restrictions, that TGS will not be allowed to assume CIESA's obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA's creditors.

b)   Regulatory Framework for non-regulated segments

The Liquids Production and Commercialization segment is not regulated by ENARGAS, and as provided in the Transfer Agreement, it is organized as a separate business unit within TGS, keeping accounting information

separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

Despite the fact that the Liquids Production and Commercialization segment is not subject to regulation by ENARGAS, the Argentine government has introduced a set of regulations in recent years having an impact on its operations.

On September 19, 2008 the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG ten, twelve and fifteen kgs. bottles, to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. From that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on December 28, 2012 and was ratified through Resolution No. 429/2013 of the Federal Energy Bureau.

Through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The payment of the tariff charge was selectively subsidized -since its inception- according to the destination of the natural gas. In November 2011, ENARGAS issued Resolution No. 1,982/11 and 1991/11 ("the Resolutions") which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of TGS' own consumption. The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction which provides that TGS is exempt from the billing and the payment of the tariff charge increase according to the Resolutions, pending the resolution of the claim. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. TGS is considering this decision and whether to challenge the limited duration of the Court of Appeals order.

Should this situation disclosed in Note 18.d not be resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

c) Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which TGS will manage the expansion project.

Expansion works initiated in 2006, which were planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use ("CAU"). As of December 31, 2013, the incremental transportation capacity was 307 MMcf/d after the works came into service.

In May 2011, TGS received *Valores Representativos de Deuda* ("debt securities") from the trust fund, date of issue February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 19.9 million (including accrued interest) as of December 31, 2013 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

d) Essential assets

A substantial portion of the assets transferred by GdE have been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)   the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii) the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) submit a bid in the new bidding to be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

(iv) if the Licensee has participated in the new bidding but is unwilling to match the best bid made by a third party, to receive the appraisal value as compensation for the transfer of the essential assets to the new licensee, any excess paid by the third party shall remain for the grantor.

17. COMMON STOCK AND DIVIDENDS

a) Common stock structure and shares' public offer

As of December 31, 2013 and 2012 and January 1, 2012, TGS' common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class "A"	405,192,594
Class "B"	389,302,689
	794,495,283

TGS's shares are traded on the BCBA and under the form of the ADSs (registered with the SEC and representing 5 shares each) on the New York Stock Exchange.

b) Limitation on the transfer of the TGS' shares

TGS' by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA's shareholders, under agreements among them, must be obtained in order to transfer Class "A" shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

- The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

- The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running TGS, requires the prior authorization of ENARGAS.

In case TGS wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c) Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the "Common stock nominal value" and the balance of "Cumulative inflation adjustment to common stock".

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of TGS' net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (see Note 12 – "Covenants").

d) Resolution No. 609 –Allocation of Accumulated Retained Earnings after first-time adoption of IFRS

As a consequence of the implementation of IFRS, the Company recognized a negative difference in the Accumulated Retained Earnings account, and thus, the terms provided by Resolution No. 609 are not applicable.

18. LEGAL CLAIMS AND OTHER MATTERS

a) Exemption of the sales of liquids in turnover tax

In the framework of the Tax Agreement subscribed by the Argentine government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, TGS filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS's complaint. In its pronouncement, the Tax Court stated that ethane, propane and butane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, when they were not raw materials for an industrial process. TGS filed an appeal in May 2007 before the Province of Buenos Aires Court to obtain the exemption alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003 made by the Tax Bureau of the Province of Buenos Aires, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the Liquids Production and Commercialization activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, TGS filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, TGS filed an appeal before the Plenary Commission, which in November 2012, made the case to judgment.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. As well, TGS appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

On February 15, 2013, the Tax Court ruled in the same as the criteria set by the Plenary Commission ordering the Tax Bureau of the Province of Buenos Aires to practice a new assessment. On July 24, 2013, TGS received the assessment with no observations. On October 11, 2013 the Tax Court issued a decision resolving not to approve the settlement made by Tax Bureau of the Province of Buenos Aires.

As of December 31, 2013 and 2012 and January 1, 2012, TGS maintains a provision of Ps. 43.3 million, Ps. 39.1 million and Ps. 34.0 million, respectively.

b) Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, TGS paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from

January 2008 to April 2011 by the amount of Ps. 5.9 million. On November 23, 2012, TGS filed its appeal, which is pending.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007. The tax recovery process was rejected on January 8, 2012. It was appealed by TGS.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by TGS. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, TGS filed an administrative appeal. After receiving the opinion of the Tax Bureau of the Province, the file was sent to Ministry of Economy for its resolution.

On February 4, 2013, the Ministry of Economy issued its resolution which dismissed the appeal filed by TGS. For that reason TGS had to prove payment of Ps. 11.2 million plus interest in respect of capital. On June 12, 2013, TGS initiated legal actions leading to the recovery of such amounts. On September 13, 2013, TGS was notified of the dismissal of the administrative appeal filed. On September 26, 2013, TGS paid the amount of Ps. 6.8 million and shall initiate the contentious administrative action in order to recoup the amount paid.

As of December 31, 2013 and 2012 and January 1, 2012, the Company recorded a provision of Ps. 85.9 million, Ps. 84.5 million and Ps. 75.5 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

TGS' management believes that, in case the Company's position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

c)   MetroGAS' financial situation

MetroGAS' reorganization process

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations ("the Notes") with maturity date on December 31, 2018, both nominated in US Dollars were: i) the Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) the Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due and pay in full in a single payment since their issuance date while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the Notes. If this event shall have not occurred on or before deadline, Class B Notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, in case the tariff increase is in pursuit of the transitional agreement mentioned in Note 16.a).

On February 8, 2013, TGS received from MetroGAS the Notes mentioned above. The nominal value of the notes amounted to US$6,181,000 of which of US$3,456,000 and US$2,725,000 correspond to Class A and B, respectively. These Notes were initially recognized at their fair value and are disclosed under the line "Other Non-Current Financial Assets through profit or loss". Finally, on November 8, 2013, the presiding judge ordered the completion of the reorganization process of MetroGAS.

Post-reorganization proceeding debt

In September 2012 MetroGAS has reported that due to its financial situation, it has decided to extend the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. Pursuant to this, TGS has taken different measures to the collection and made aware of YPF S.A. in its capacity as controlling shareholder of MetroGAS, the Ministry of Federal Planning, Infrastructure and Services, the Federal Energy Bureau and ENARGAS of late payments and outstanding debt obligations.

Finally, TGS agreed with MetroGAS for the repayment of all sums due in relation to the natural gas transportation services, which were actually collected on December 31, 2013. At that date, the outstanding principal balance amounted to Ps. 18.1 million, with no balance billing due by the client. Subsequent to year end and after the billing, the client had not paid the balance mentioned above and thus, the Company is analyzing the various measures to be adopted in order to manage the collection of its receivables. Management believes that as of the date of the issuance of these consolidated financial statements, this situation does not represent a risk of default on outstanding balances.

d)   Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the "Resolutions")

Within the framework of a legal action against the Resolutions (for further information, see Note 16.b), on July 10, 2012, TGS obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. TGS is considering this decision and whether to challenge the limited duration of the Court of Appeals order.

ENARGAS and the Argentine National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters to resolve the applicability and legal continuity of the preliminary injunction. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants. Since March 18, 2013, the legal proceedings are ongoing at ENARGAS and the Executive Branch, the bodies to which such proceedings were referred by the Court of Appeals for a prior intervention before the issuance of its ruling.

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. Furthermore, TGS, to broaden the basis for their demand to issue before it, has referred to the presiding judge the confiscatory character that the tariff charge would have on its economic and financial condition of being in full force Resolutions that implement it.

TGS's Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2013 and 2012, taking into account the possibility of carry-forward the charge to the sales price of the product, would have implied a net loss of Ps. 123.9 million and Ps. 65.5 million, respectively. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 189.4 million.

e)   Repetition action of VAT and income tax

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an *acción de amparo* (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding

balance of this credit has been valued at its amortized cost and it has been included in "Other non-current receivables."

f)   Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

19.   **BALANCES AND TRANSACTIONS WITH RELATED COMPANIES**

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

Petrobras Argentina is TGS's technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Commercial transactions

On September 24, 2013, the Board of Directors approved the agreement signed with Petrobras Argentina to transfer natural gas and richness to TGS, which is in force from October 1, 2013 and for one year. The price, which is denominated in US dollars, is determined according to common practices.

Moreover, TGS, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids, renders natural gas transportation services and other services to its related companies, mainly to Petroleo Brasileiro; Petrobras Global and Compañía Mega.

Financial transactions. Loan agreement with Pampa Energía.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa Energy created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against the Argentine government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, among others:

i)   The expiration date will run on October 6, 2014, with option of an automatic renewal for one additional period of one year.

ii)   The loan must be paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía, mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

iii)   In all cases, the compensatory and punitive interest will be canceled or prepaid in free trade US dollars.

iv)   The current interest rate is equivalent to 6.8% annual plus VAT and, if the loan is extended, to the market rate to be determined for the next annual period, counted from October 6, 2014 until the date of full payment of the amounts due under the loan.

As of December 31, 2013 and 2012, and January 1, 2012, the loan granted to Pampa Energía was presented in "Loans to related parties." The evolution of this loan is as follows:

Balances as of January 1, 2012	**112,640**
Interest income	6,610
Foreign exchange gain	19,273
Balances as of December 31, 2012	**138,523**
Interest income	11,458
Foreign exchange gain	44,173
Balances as of December 31, 2013	**194,154**

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2013 and 2012 were Ps. 19,229 and Ps. 15,615, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2013 and 2012 and January 1, 2012 is as follows:

	12/31/2013		12/31/2012		01/01/2012	
Company	**Accounts receivable**	**Accounts payable**	**Accounts receivable**	**Accounts payable**	**Accounts receivable**	**Accounts payable**
Controlling shareholder:						
CIESA	-	-	37	-	37	-
Associate which exercises joint control on the controlling shareholder:						
Petrobras Argentina	12,614	25,176	32,503	18,907	13,920	27,756
Associate which exercises significant influence on the controlling shareholder:						
Pampa Energía	194,154	-	138,523	-	112,640	-
Associates with significant influence:						
Link	223	-	184	-	334	-
EGS	-	2,210	-	-	-	-
Other related companies:						
Petrobras Global	-	-	89,835	-	-	-
Petroleo Brasileiro	39,573	-	47,020	-	38,628	-
Compañía Mega S.A.	5,357	-	3,765	-	3,197	-
Refinor S.A.	-	-	-	-	409	-
WEB S.A.	382	-	2,010	-	948	-
Total	**252,303**	**27,386**	**313,877**	**18,907**	**170,113**	**27,756**

The detail of significant transactions with related parties for the years ended December 31, 2013 and 2012 is as follows:

Year ended December 31, 2013:

Company	Revenues			Costs			Financial Results
	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controlling shareholder:							
CIESA	-	-	-	-	-	122	-
Associate which exercises joint control on the controlling shareholder:							
Petrobras Argentina	31,698	-	34,924	147,977	52,953	-	-
Associate which exercises significant influence on the controlling shareholder:							
Pampa Energía	-	-	-	-	-	-	7,608
Associates with significant influence:							
Link	-	-	1,995	-	-	-	-
Other related companies:							
Compañía Mega S.A.	764	43,080	30	-	-	-	-
WEB S.A.	3,080	-	-	-	-	-	-
Petroleo Brasileiro	-	343,150	-	-	-	-	-
Petrobras Global	-	373,791	-	-	-	-	-
Total	**35,542**	**760,021**	**36,949**	**147,977**	**52,953**	**122**	**7,608**

Year ended December 31, 2012:

Company	Revenues			Costs			Financial Results
	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controlling shareholder:							
CIESA	-	-	-	-	-	122	-
Associate which exercises joint control on the controlling shareholder:							
Petrobras Argentina	32,360	22,846	29,256	71,255	52,046	-	-
Associate which exercises significant influence on the controlling shareholder:							
Pampa Energía	-	-	-	-	-	-	6,665
Associates with significant influence:							
Link	-	-	1,737	-	-	-	-
EGS	-	-	47	-	-	-	-
Other related companies:							
Compañía Mega S.A.	757	32,434	1,371	-	-	-	-
Refinor S.A.	-	-	-	-	-	-	-
WEB S.A.	3,048	-	-	-	-	-	-
Petroleo Brasileiro	-	256,447	-	-	-	-	-
Petrobras Global	-	487,314	-	-	-	-	-
Total	**36,165**	**799,041**	**32,411**	**71,255**	**52,046**	**122**	**6,665**

20. CONTRACTUAL OBLIGATIONS

As of December 31, 2013, the Company had the following contractual commitments:

	Estimated maturity date				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial indebtedness [1]	2,882.5	797.1	2,085.4	-	-
Purchase obligations [2]	403.3	380.8	22.5	-	-
Other long term purchase obligations [3]	41.0	41.0	-	-	-
Total	**3,326.8**	**1,218.9**	**2,107.9**	**-**	**-**

[1] Corresponds to the cancellation of principal and interests of the financial indebtedness. For more information, see Note 12.

[2] Corresponds to purchase of natural gas contracts for the processing of Liquids.

[3] Corresponds to the payment related to the Technical Assistance Agreement with Petrobras Argentina. For more, information see Note 19.

Approximately 98% of the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2013 (US$ 1.00 = Ps. 6,521). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

21. SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS's natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara. TGS's ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS's main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made.

22. SUBSEQUENT EVENTS

The Financial Statements were authorized for issuance by the Board of Directors on February 11, 2014.

No subsequent events between the end of the fiscal year ended December 31, 2013 and the date of the issuance (authorization) of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for the mentioned below:

Exchange Offer

In order to improve the maturity profile of TGS's financial debt, in January 2014 the Company launched an offer for a voluntary exchange of the 2007 Notes. To this end, on January 3, 2014, the CNV issued Resolution No. 17,262.

On January 10, 2014, TGS launched an exchange offer for the Series I notes created under the Global Program 2007 to its creditors. The terms of issuance of the new notes do not change financial restrictions on those in force for Series I notes created under the Global Program 2007 (for more information see note 12).

The period of acceptance of this offer expired on February 7, 2014. Considering the percentage of acceptance received which amounted to 67%, the financial debt of the Company was comprised as follows:

	Series I Global Program 2007 Notes		Series I Global Program 2014 Notes	
Amount in US$	123,283,000		255,451,506	
Interest Rate	7.875% annual		9.625% annual	
Amortization	**Scheduled Payment Date**	**Percentage of Original Principal Amount**	**Scheduled Payment Date**	**Percentage of Original Principal Amount**
	May 14, 2014	25%	May 14, 2014	25%
	May 14, 2015	25%	May 14, 2018	25%
	May 14, 2016	25%	May 14, 2019	25%
	May 14, 2017	25%	May 14, 2020	25%
Frequency of Interest Payment	Semiannual, payable May 14 and November 14 of each year.		Semiannual, payable May 14 and November 14 of each year.	
Guarantor	None		None	

Transitory tariff increase

Under the framework of the 2008 Transitional Agreement between the UNIREN and TGS which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014, (the "Resolution No. I-2852") in which the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates were published. Although the Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1,2008, the new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014.

Additionally, in line with 2008 Transitional Agreement, according to Resolution No. I-2852, the funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by us and previously approved by the ENARGAS. According to Resolution No. I-2852, at least 5% of the proceeds of the transitional rate adjustment must be deposited in the trust fund, the remaining balance of the increase will be managed by TGS for the fulfillment of that investment plan.

However this is only a partial implementation of the 2008 Transitional Agreement. According to its terms, the 2008 Transitional Agreement will be in force under the terms of the Presidential Decree No. 1,918/09 until the effective date of the integral license renegotiation agreement to be signed with the Government. The Company will continue performing all the legal actions began to obtain the complete enforcement of the 2008 Transitional Agreement.

Board of directors' proposal

For the year ended December 31, 2013 the Company's Board of Directors on its meeting held on April 23, 2014, submitted for consideration to the Extraordinary and Ordinary Shareholders' Meeting to be held on April 30, 2014, the following:

Basis of Distribution	**in thousands of Argentine Pesos**
Net Income for 2013	107,505
Reserve for future dividends [1]	202,239
Reserve for capital expenditures [1]	140,000
Accummulated retained losses for IFRS implementation	(8,843)
Total distributable to our shareholders	***440,900***
Proposal	
Legal Reserve	5,375
Reserve for future dividends	260,525
Reserve for capital expenditures	175,000
Total	***440,900***

[1] Resolutions of the Shareholders' Meeting held on April 25,2013